SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

Conference Call in Portuguese
November 13, 2018
2:30 PM (GMT)
11:30 PM (New York time)
4:30 PM (London time)
Phone: (11) 3137-8037

Conference Call in English
November 13, 2018
2:30 PM (GMT)
11:30 PM (New York time)
4:30 PM (London time)
Phone: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to
Investors:

Superintendent of Investor
Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Andreia Martins F. Theobaldo
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de A. Cardoso

Intern
Flavia Alessandra Barbosa Bezerra
Juliana C. M. Cardelli de Oliveira

Introduction
I. Financial Information of the Companies
II. Financial Analysis of the Companies
III. Operating Information of the Companies

The Marketletter – Annex I, II and III can be found in .xls extension at our website: www.eletrobras.com.br/ri

Get to know the Eletrobras IR Ombudsman, an exclusive platform
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DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

ASSETS 09/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	38,239	498,447	27,255	18,768	6,245	10,512	79,684	61,332
Accounts Receivable, net	1,188,514	862,831	254,889	1,068,688	0	390,807	102,921	779,406
Financing and Loans - principal	338	30	0	0	0	0	0	0
Financing and Loans - charges	0	2	0	0	0	0	0	0
Marketable Securities	1,061,312	65,344	555,355	933,975	98,162	99,055	0	136,264
Dividends Receivable	55,040	17,076	26,352	0	490	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	28,538	8,939	6,095	564,064	716	18,693	2,467	52,320
Income Tax and Social Contribution	799,944	429,677	12,672	0	15,759	6,915	0	0
Derivative Financial Instruments	0	0	0	238,145	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	20,872	0
Guarantees and Linked Deposits	0	34,651	101,597	0	0	0	0	57,916
Inventory	59,241	72,359	33,944	118,921	0	86,786	17,669	11,827
Nuclear Fuel Inventory	0	0	0	0	0	486,216	0	0
Financial Assets	3,327,878	1,953,737	682,405	1,481,130	0	0	0	41,543
Hydrological risk	65,529	0	2,007	12,640	0	0	0	1,125
Others	388,157	891,743	76,931	421,582	1,095	93,567	3,764	10,001
TOTAL CURRENT ASSETS	7,012,730	4,834,836	1,779,502	4,857,913	122,467	1,192,551	227,377	1,151,734

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	8,592	0	0	0	0	0	0
Financing and Loans - principal	169	0	0	0	0	0	0	0
Marketable Securities	0	191	39	91	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	29,019	200,846	1,567	29,629	0	0	24,122	0
Income Tax and Social Contribution	0	4,156	5,607	1,941,441	0	0	0	0
Derivative Financial Instruments	0	0	0	249,723	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	815,639	610,197	206,853	493,728	0	99,881	19,856	106,962
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	800,900	0	0
Financial Assets	19,760,225	11,909,564	3,180,249	8,510,095	0	0	0	198,754
Advance for equity participation	3,158	245,929	146,400	416	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	26,841	0	19,067	3,160	0	0	0	0
Others	144,170	20,918	156,987	3,103,428	0	879,429	202,179	9,072
TOTAL LONG-TERM ASSETS	20,779,221	13,488,215	3,716,769	14,331,711	0	1,780,210	278,870	314,788

INVESTMENTS	6,009,853	5,140,979	2,287,702	4,698,870	103,119	0	0	0

FIXED ASSETS, NET	5,174,124	1,709,705	2,534,436	6,074,509	21	5,634,631	682,276	1,967,125

INTANGIBLE ASSETS	221,584	87,635	136,091	196,410	9	68,958	1,820	5,868

TOTAL NON-CURRENT ASSETS	32,184,782	20,426,534	8,674,998	25,301,500	103,149	7,483,799	962,966	2,287,781

TOTAL ASSETS	39,197,512	25,261,370	10,454,500	30,159,413	225,616	8,676,350	1,190,343	3,439,515

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

ASSETS 09/30/2018	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	51,158	22,031	32,552	14,824	16,440	70,536
Accounts Receivable, net	424,746	282,393	486,923	115,458	136,713	675,560
Financing and Loans - principal	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0
Marketable Securities	5,889	33,236	9	0	0	267,093
Dividends Receivable	0	0	0	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	15,058	16,160	17,652	6,767	17,544	2,407
Income Tax and Social Contribution	0	0	0	1,777	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	17,117	359,782	17,952	50,805	79,277	498,604
Guarantees and Linked Deposits	0	0	0	502	0	0
Inventory	7,275	16,689	7,103	1,399	4,952	54,578
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	378,288	46,592	459,113	77,178	65,338	126,264
Financial Assets	0	0	0	0	0	0
Hydrological risk	0	0	0	0	0	0
Others	57,193	50,087	97,187	23,342	9,080	178,527
TOTAL CURRENT ASSETS	956,724	826,970	1,118,491	292,052	329,344	1,873,569

NON-CURRENT

LONG-TERM ASSETS
Accounts Receivable, net	274,239	16,019	168,609	34,308	15,137	107,970
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	3,831	5,645	8,299	2,170	9,232	1,222,308
Income Tax and Social Contribution	0	0	0	0	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	0	3,619,531	0	239,339	182,567	1,703,375
Guarantees and Linked Deposits	90,060	213,001	28,811	8,908	37,429	426,675
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Financial Assets	966,736	1,252,269	906,818	480,265	221,863	2,070,406
Advance for Equity Participations	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	617,653	707,119	953,026	189,436	348,325	2,359,361
Hydrological risk	0	0	0	0	0	0
Others	4,481	2,452	1,695	0	3,629	5
TOTAL LONG-TERM ASSETS	1,957,000	5,816,036	2,067,258	954,426	818,182	7,890,100

INVESTMENTS	168	1,806	146	1,654	0	17,968

FIXED ASSETS, NET	29,603	31,459	39,769	8,098	15,289	1,149,350

INTANGIBLE ASSETS	10,697	33,395	69,460	11,494	15,119	93,726

TOTAL NON-CURRENT ASSETS	1,997,468	5,882,696	2,176,633	975,672	848,590	9,151,144

TOTAL ASSETS	2,954,192	6,709,666	3,295,124	1,267,724	1,177,935	11,024,713

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

ASSETS 09/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	45,717	199,498	43,524	5,493	4,360	11,582	51,702	11,201
Accounts Receivable, net	908,899	616,099	249,536	1,028,248	0	352,671	93,885	415,970
Financing and Loans	338	32	0	0	0	0	0	0
Marketable Securities	341,685	41,679	525,443	1,346,088	44,698	285,942	0	25,014
Dividends Receivable	49,040	33,385	5,865	0	525	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	24,117	16,029	6,223	314,915	700	27,029	1,376	5,340
Income Tax and Social Contribution	129,607	84,594	17,482	0	2,642	0	0	0
Derivative Financial Instruments	0	0	0	237,899	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	18,838	0
Guarantees and Linked Deposits	0	46,922	2,148	0	0	0	0	61,882
Inventory	33,301	74,741	34,379	122,167	0	84,949	25,134	6,934
Nuclear Fuel Inventory	0	0	0	0	0	455,737	0	0
Financial Assets	3,321,660	2,250,021	707,342	1,380,699	0	0	0	182,395
Hydrological risk	82,393	0	2,007	12,640	0	0	0	10,639
Others	501,161	378,726	154,388	277,495	496	88,140	6,122	8,409
TOTAL CURRENT ASSETS	5,437,918	3,741,726	1,748,337	4,725,644	53,421	1,306,050	197,057	727,784

NON-CURRENT
LONG-TERM ASSET
Financial Assets – Itaipu (Parent Company)	0	0	0	0	0	0	0	0
Fuel Consumption Account (Parent Company)	0	0	0	0	0	0	0	0
Dividends Receivable	0	0	0	0	0	0	0	0
Accounts Receivable, net	125	13,585	0	210,109	0	0	0	0
Financing and Loans - principal	507	0	0	0	0	0	0	0
Marketable Securities	0	952	42	86	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	194,836	3,262	33,382	0	0	24,513	0
Income Tax and Social Contribution	0	0	0	710,975	0	0	0	0
Derivative Financial Instruments	0	0	0	222,825	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	872,908	643,284	188,625	464,104	0	98,141	19,426	97,727
Financial Asset	19,275,763	11,617,744	2,867,956	8,743,446	0	781,447	0	144,541
Financial Asset – Indemnitiable Concessions (Generation)	1,233,535	740,674	0	0	0	0	0	0
Advance for equity participation	73,830	435,378	1,016,842	416	0	0	0	0
Hydrological risk	178,732	0	21,074	158,271	0	0	0	0
Others	541,212	146,781	224,179	2,706,849	1,451	580,498	196,389	9,072
TOTAL LONG-TERM ASSETS	22,176,612	13,793,234	4,321,980	13,250,463	1,451	1,460,086	273,041	251,340

INVESTMENTS	6,666,196	5,710,442	2,536,940	4,822,416	169,902	0	0	0

FIXED ASSETS, NET	5,189,212	1,558,672	3,146,161	6,631,798	18	5,017,702	1,091,834	1,939,762

INTANGIBLE ASSETS	111,408	57,204	191,476	81,495	20	62,149	2,110	5,357

TOTAL NON-CURRENT ASSETS	34,143,428	21,119,552	10,196,557	24,786,172	171,391	6,539,937	1,366,985	2,196,459

TOTAL ASSETS	39,581,346	24,861,278	11,944,894	29,511,816	224,812	7,845,987	1,564,042	2,924,243

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

ASSETS 09/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	78,850	11,508	16,045	16,271	8,255	54,324
Accounts Receivable, net	351,798	254,375	366,124	145,669	98,910	678,858
Financing and Loans	0	0	0	0	0	0
Marketable Securities	3,407	84,631	38,837	0	0	76,229
Dividends Receivable	0	0	0	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	16,832	31,931	18,026	7,978	6,575	2,666
Income Tax and Social Contribution	0	0	0	602	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	11,390	357,069	15,184	39,382	98,179	516,105
Guarantees and Linked Deposits	0	0	0	484	0	32,867
Inventory	9,537	16,529	13,793	2,250	8,312	152,620
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	250,456	33,296	515,224	49,586	22,544	16,436
Financial Assets	0	0	0	0	0	0
Others	38,737	52,625	78,763	33,606	74,477	211,852
TOTAL CURRENT	761,007	841,964	1,061,996	295,828	317,252	1,741,957

NON-CURRENT

LONG-TERM ASSETS
Dividends Receivable	0	0	0	0	0	0
Accounts Receivable, net	304,882	16,894	234,799	47,664	9,076	108,432
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	0
Deferred Fiscal Asset (Taxes and Contributions)	4,569	5,539	7,668	1,761	10,497	1,466,522
Income Tax and Social Contribution	0	0	0	0	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	0	3,631,797	0	239,893	195,842	3,354,262
Guarantees and Linked Deposits	81,876	144,753	18,048	10,080	30,251	468,500
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Financial Asset	0	0	0	0	0	0
Financial Asset – Indemnitiable Concessions (D)	906,942	1,199,518	940,527	434,681	205,402	1,505,584
Financial Asset – Indemnitiable Concessions (G)	0	0	0	0	0	637,081
Advance for equity participation	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	46,189	0	0	0	0	0
Others	564	2,446	1,567	0	4,678	2
TOTAL LONG-TERM ASSETS	1,345,022	5,000,947	1,202,609	734,079	455,746	7,540,383

INVESTMENTS	168	1,806	146	0	0	17,107

FIXED ASSETS, NET	29,668	27,827	38,665	8,319	15,640	1,195,787

INTANGIBLE ASSETS	0	25,419	27,629	21,439	8,741	78,250

TOTAL NON-CURRENT ASSETS	1,374,858	5,055,999	1,269,049	763,837	480,127	8,831,527

TOTAL ASSETS	2,135,865	5,897,963	2,331,045	1,059,665	797,379	10,573,484

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

ASSETS 09/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	78,850	11,508	16,045	16,271	8,255	54,324
Accounts Receivable, net	351,798	254,375	366,124	145,669	98,910	678,858
Financing and Loans	0	0	0	0	0	0
Marketable Securities	3,407	84,631	38,837	0	0	76,229
Dividends Receivable	0	0	0	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	16,832	31,931	18,026	7,978	6,575	2,666
Income Tax and Social Contribution	0	0	0	602	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	11,390	357,069	15,184	39,382	98,179	516,105
Guarantees and Linked Deposits	0	0	0	484	0	32,867
Inventory	9,537	16,529	13,793	2,250	8,312	152,620
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	250,456	33,296	515,224	49,586	22,544	16,436
Financial Assets	0	0	0	0	0	0
Others	38,737	52,625	78,763	33,606	74,477	211,852
TOTAL CURRENT	761,007	841,964	1,061,996	295,828	317,252	1,741,957

NON-CURRENT

LONG-TERM ASSETS
Dividends Receivable	0	0	0	0	0	0
Accounts Receivable, net	304,882	16,894	234,799	47,664	9,076	108,432
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	0
Deferred Fiscal Asset (Taxes and Contributions)	4,569	5,539	7,668	1,761	10,497	1,466,522
Income Tax and Social Contribution	0	0	0	0	0	0
Derivative Financial Instruments	0	0	0	0	0	0
Reimbursement Rights	0	3,631,797	0	239,893	195,842	3,354,262
Guarantees and Linked Deposits	81,876	144,753	18,048	10,080	30,251	468,500
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0	0
Financial Asset	0	0	0	0	0	0
Financial Asset – Indemnitiable Concessions (D)	906,942	1,199,518	940,527	434,681	205,402	1,505,584
Financial Asset – Indemnitiable Concessions (G)	0	0	0	0	0	637,081
Advance for equity participation	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	46,189	0	0	0	0	0
Others	564	2,446	1,567	0	4,678	2
TOTAL LONG-TERM ASSETS	1,345,022	5,000,947	1,202,609	734,079	455,746	7,540,383

INVESTMENTS	168	1,806	146	0	0	17,107

FIXED ASSETS, NET	29,668	27,827	38,665	8,319	15,640	1,195,787

INTANGIBLE ASSETS	0	25,419	27,629	21,439	8,741	78,250

TOTAL NON-CURRENT ASSETS	1,374,858	5,055,999	1,269,049	763,837	480,127	8,831,527

TOTAL ASSETS	2,135,865	5,897,963	2,331,045	1,059,665	797,379	10,573,484

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

LIABILITIES 09/30/2018	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Suppliers	333,356	1,730,317	296,040	295,261	765,361	4,865,427
Financing and Loans - principal	388,587	172,829	1,104,730	187,134	23,373	268,332
Financing and Loans - charges	14,335	10,125	132,886	596	0	0
Debentures	0	0	0	0	0	0
Taxes and Social Contributions	81,093	91,712	251,880	93,958	9,529	68,584
Current Income Tax and Social Contribution	3,585	0	0	0	0	30
Derivatives financial instruments	0	0	0	0	0	0
Reimbursement Obligations	48,927	13,203	0	0	0	0
Advance from clients	0	0	0	0	0	0
Shareholders' Compensation	0	0	0	0	0	0
Estimated Obligations	21,650	32,447	32,934	8,172	18,099	67,630
Provisions for Litigations	208,000	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,317	270	3,441	0	0	0
Leasing	0	0	0	0	0	150,381
Provisions for Onerous Contracts	0	0	0	0	0	0
Regulatory fees	46,778	21,019	15,204	31,675	2,335	94,067
Regulatory Liability (Portion A – CVA)	266,912	25,230	128,869	8,335	0	67,399
Others	21,681	29,883	83,191	54,195	76,441	1,443,978
TOTAL CURRENT LIABILITIES	1,436,221	2,127,035	2,049,175	679,326	895,138	7,025,828

NON-CURRENT
Suppliers	0	4,350,860	0	330,886	326,574	10,298,771
Financing and Loans - principal	1,779,181	1,387,362	1,795,774	371,638	494,777	3,785,952
Debentures	0	0	0	0	0	0
Taxes and Contributions	148,776	57,447	147,008	90,670	32,848	1,623
Deferred Income Tax and Social Contribution	190,872	63,487	147,673	14,953	31,096	0
Derivatives financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	506,562	0	0	45,746	939,139
Advance from clients	0	0	0	0	0	0
Estimated Obligations	0	0	0	0	0	0
Provisions for Litigations	111,203	902,184	196,269	149,796	35,757	1,381,668
Provision for uncovered liabilities on invested companies	0	0	0	0	0	299,730
Post-Employment Benefits (Pension Plan Payments)	54,468	90,010	0	31	2,263	1,647
Leasing	0	0	0	0	0	852,158
Provision for Onerous Contracts	0	0	0	0	0	0
Concessions payable - Use of public property	0	0	0	0	0	0
Regulatory fees	42,429	64,258	78,130	0	16,107	0
Advances for future capital Increase	0	0	0	0	0	0
Regulatory Liability (Installment A – CVA)	188,825	0	0	79,899	0	0
Others	35,954	0	72,935	7,792	11,867	70,510
TOTAL NON-CURRENT LIABILITIES	2,551,708	7,422,170	2,437,789	1,045,665	997,035	17,631,198

EQUITY
Capital Stock	734,754	1,325,369	1,272,797	475,789	684,204	4,610,171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated profit/loss	(1,695,139)	(4,164,638)	(2,419,984)	(932,498)	(1,395,335)	(18,235,847)
Other Comprehensive Income	(73,352)	(270)	(44,653)	(558)	(3,107)	(6,637)
Minority shareholdings	0	0	0	0	0	0

TOTAL EQUITY	(1,033,737)	(2,839,539)	(1,191,840)	(457,267)	(714,239)	(13,632,313)

TOTAL LIABILITIES AND EQUITY	2,954,192	6,709,666	3,295,124	1,267,724	1,177,935	11,024,713

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

LIABILITIES 09/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	316,547	309,287	108,586	529,226	0	544,547	80,911	322,569
Financing and Loans - principal	1,766,730	1,077,732	580,769	1,018,823	0	388,386	590,897	757,261
Financing and Loans - charges	178,940	15,851	176,608	65,013	0	39,120	172,958	8
Debentures	0	18,420	0	19,442	0	0	0	0
Tax and Social Contributions	272,351	111,442	31,126	101,160	79	76,155	48,516	213,977
Current Income Tax and Social Contribution	228,299	35,365	21,668	0	66	0	0	12,326
Derivatives financial instruments	0	0	0	551	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	237,169	0	0	0	0
Shareholders' Compensation	0	0	98,616	736	0	0	92,270	0
Estimated Obligations	240,383	353,982	128,628	403,430	348	170,465	36,108	30,109
Provisions for Litigations	0	0	0	0	300	0	406,745	0
Post-Employment Benefits (Pension Plan Payments)	9,507	149,828	8,279	0	0	3,012	8,731	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	12,048	0	0	0	0
Concessions payable - Use of public property	574	0	2,476	0	0	0	0	0
Regulatory fees	24,729	69,544	42,820	294,674	0	20,854	31,094	10,722
Others	417,288	211,956	225,384	869,218	1,546	236,085	28,355	33,229
TOTAL CURRENT LIABILITIES	3,455,348	2,353,407	1,424,960	3,551,490	2,339	1,478,624	1,496,585	1,380,201

NON-CURRENT
Shareholders' Compensation	0	0	0	0	0	0	0	0
Suppliers	0	0	0	54,053	0	0	16,555	0
Financing and Loans - principal	8,473,212	1,026,409	3,474,527	4,091,505	0	8,047,948	2,175,740	1,190,664
Debentures	0	143,792	0	187,852	0	0	0	0
Tax and Social Contributions	203,381	19,428	0	0	0	13,930	0	0
Deferred Income Tax and Social Contribution	5,052,915	3,250,113	315,862	0	17,110	0	0	49,342
Derivatives financial instruments	0	0	0	43,310	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	542,711	0	0	0	0
Estimated Obligations	31,419	97,408	17,543	27,471	0	93,001	6,569	0
Provisions for Litigations	831,659	2,130,241	150,953	866,366	0	235,529	0	65,097
Provision for uncovered liability on invested companies	0	0	199,811	0	0	0	0	(303,285)
Post-Employment Benefits (Pension Plan Payments)	142,297	1,184,974	267,969	16,303	0	51,332	71,699	477
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	209,870	184,587	0	289,074	0	825,981	0	0
Concessions payable - Use of public property	35,738	0	27,930	0	0	0	0	0
Regulatory fees	306,981	422,100	0	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	1,465,326	0	0
Advances for future capital Increase	53,933	0	3	0	0	0	743,967	0
Others	150,030	186,907	42,377	2,792,803	1,421	0	0	541,747
TOTAL NON-CURRENT LIABILITIES	15,491,435	8,645,959	4,496,975	8,911,448	18,531	10,733,047	3,014,530	1,544,042

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	0
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	9,168,995	0	1,365,128	3,878,215	27,651	0	2,596	0
Additional Dividend Purposes	0	0	0	0	0	0	0	0
Accumulated Profit/Losses	1,426,287	996,646	467,316	1,617,016	8,436	(10,812,980)	(3,684,869)	0
Other Comprehensive Income	(1,543,921)	(1,820,879)	(184,828)	(22,616)	49,801	(159,962)	(110,310)	0
Minority shareholdings	(997)	15,993	16,117	0	0	0	0	0

TOTAL EQUITY	20,634,563	13,861,912	6,022,959	17,048,878	203,942	(4,365,684)	(2,947,073)	0

TOTAL LIABILITIES AND EQUITY	39,581,346	24,861,278	11,944,894	29,511,816	224,812	7,845,987	1,564,042	2,924,243

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

LIABILITIES 09/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Suppliers	103,850	2,155,188	164,223	236,799	426,991	6,147,465
Financing and Loans - principal	367,091	228,164	544,013	84,194	5,078	194,433
Financing and Loans - charges	0	55	99,492	491	0	4,533
Debentures	0	0	0	0	0	0
Taxes and Social Contributions	69,582	69,359	185,323	81,833	20,575	41,730
Current Income Tax and Social Contribution	253	0	0	0	0	6,293
Derivatives financial instruments	0	0	0	0	0	0
Reimbursement Obligations	35,950	13,203	0	0	0	0
Advance from clients	0	0	0	0	0	0
Shareholders' Compensation	0	0	0	0	0	0
Estimated Obligations	24,325	28,332	41,001	10,154	20,179	64,450
Provisions for Litigations	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	379	3,771	0	259	0	0
Leasing	0	0	0	0	0	143,692
Provisions for Onerous Contracts	7,808	47,832	16,345	0	0	188,860
Regulatory fees	36,975	29,515	26,820	30,553	0	77,836
Regulatory Liability (Portion A – CVA)	139,566	63,943	278,153	11,565	1,056	74,610
Others	24,285	28,178	37,748	23,166	31,764	33,678
TOTAL CURRENT LIABILITIES	810,064	2,667,540	1,393,118	479,014	505,643	6,977,580

NON-CURRENT
Suppliers	0	1,144,421	0	268,155	453,632	7,795,936
Financig and Loans - principal	1,503,912	1,035,611	1,565,449	391,543	285,161	2,568,286
Debentures	0	0	0	0	0	0
Taxes and Contributions	83,769	12,289	54,750	132,716	0	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	151,600	0	82,462	60,030	1,152,560
Advance from clients	0	0	0	0	0	0
Estimated Obligations	1,939	0	859	79	183	835
Provisions for Litigations	139,458	244,067	175,774	6,448	56,933	1,758,789
Provision for uncovered liabilities on invested companies	0	0	0	0	0	303,285
Post-Employment Benefits (Pension Plan Payments)	39,280	0	0	0	1,633	1,325
Leasing	0	0	0	0	0	957,948
Provision for Onerous Contracts	0	0	0	0	0	0
Concessions payable - Use of public property	0	0	0	0	0	0
Regulatory fees	24,966	56,990	57,020	0	0	0
Advances for future capital Increase	159,155	0	317,955	69,462	80,089	114,682
Regulatory Liability (Installment A – CVA)	22,105	0	0	0	0	0
Others	34,522	2,463,856	10,683	126	60,534	59,109
TOTAL NON-CURRENT LIABILITIES	2,009,106	5,108,834	2,182,490	950,991	998,195	14,712,755

EQUITY
Capital Stock	734,754	1,325,369	1,272,747	475,789	684,204	4,610,171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated Profit/Losses	(1,362,368)	(3,199,656)	(2,496,117)	(845,724)	(1,387,675)	(15,721,380)
Other Comprehensive Income	(55,691)	(4,124)	(21,193)	(405)	(2,988)	(5,642)
Minority shareholdings	0	0	0	0	0	0

TOTAL EQUITY	(683,305)	(1,878,411)	(1,244,563)	(370,340)	(706,459)	(11,116,851)

TOTAL LIABILITIES AND EQUITY	2,135,865	5,897,963	2,331,045	1,059,665	797,379	10,573,484

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

STATEMENT OF INCOME 09/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	6,310,200	3,621,487	1,546,793	4,345,533	10	2,239,098	333,201	539,244

Electric Energy Supply (sell) - Generation	2,660,706	91,801	706,905	2,341,142	0	2,552,925	398,033	415,256
Electric Energy Supply - Generation	483,515	527,957	14,718	709,536	0	0	0	0
Short Term Electric Energy - Generation	189,772	208,515	22,867	433,190	0	0	0	254,406
Revenue from Operation and Maintenance - Generation	622,856	964,563	0	13,990	0	0	0	0
Revenue from Construction of Plants - Generation	19,715	10,595	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	24,666	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,075,891	1,044,151	508,058	402,852	0	0	0	0
Revenue from Operation and Maintenance - Transmission	39,751	77,906	90,591	18,134	0	0	0	1,022
Revenue from Construction of Plants - Transmission	146,408	540,215	34,463	68,495	0	0	0	10,581
Financial – Return on Investment - Transmission	2,185,825	847,454	333,631	944,782	0	0	0	47,623
Other Revenues	33,749	23,612	48,541	330,205	10	0	2,140	0

Deductions to Operating Revenues	(1,147,988)	(739,948)	(212,981)	(916,793)	0	(313,827)	(66,972)	(189,644)

Operating Expenses	(4,096,979)	(3,028,969)	(810,847)	(1,835,989)	(5,342)	(1,772,085)	(584,986)	(199,173)

Personnel, Supplies and Services	(1,341,851)	(934,818)	(374,472)	(1,152,156)	(4,140)	(691,659)	(144,033)	(165,904)
Extraordinary Retirement Plan (PAE)	(42,804)	(136,926)	(26,784)	(67,322)	0	(6,890)	0	0
Energy Purchased for Resale	(512,936)	(195,869)	(311,689)	(341,437)	0	0	(160,458)	(12,811)
Charges upon use of eletricity network	(452,121)	(465,933)	(16,231)	(435,502)	0	(291,861)	(35,978)	(36,374)
Construction	(166,123)	(550,810)	(34,463)	(68,495)	0	0	0	(10,581)
Electric Energy production cost	(493,289)	0	0	0	0	(316,753)	(6,219)	16,650
Donations and Contributions	(30,702)	(5,164)	0	(1,837)	0	0	0	0
Depreciation and Amortization	(195,758)	(68,855)	(103,723)	(340,114)	(19)	(379,702)	(43,550)	(33,796)
Operating Provisions	(617,657)	(529,954)	59,620	745,933	(705)	(10,898)	(158,662)	44,635
Others	(243,738)	(140,640)	(3,105)	(175,059)	(478)	(74,322)	(36,086)	(992)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,213,221	592,518	735,946	2,509,544	(5,332)	467,013	(251,785)	340,071

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	27,414	17,619	27,205	59,186	4,777	2,921	2,184	5,697
Income from Interest, Commission and Fees	4,185	0	0	0	0	0	0	0
Additional Interest on Energy	12,068	91,468	0	75,805	0	0	0	0
Monetary Adjustment Gain	69,604	40,634	5,073	186,350	0	3,777	0	6,186
Exchange Variation Gain	8,916	0	15,791	578	0	9,139	0	0
Gains on Derivatives	0	0	0	61,637	0	0	0	0
Other Financial Income	25,025	19,482	6,182	4,058	75	177,689	71	885
Debt Charges - financing and loans	(539,895)	(162,742)	(145,942)	(237,840)	0	(42,627)	(304,129)	(153,446)
Debt Charges - suppliers	0	0	(760)	0	0	0	0	0
Charges on shareholders' funds	(14,449)	0	(6,540)	0	0	0	(9,099)	0
Monetary Adjustment Loss	(85,943)	(9,939)	(24,734)	(369,652)	0	(10,022)	0	(23,350)
Exchange Variation Loss	(80,948)	0	(55,200)	(103,110)	0	(49,690)	0	(747)
Loss on derivatives	0	0	0	(5,974)	0	0	0	0
Other Financial Expenses	(110,731)	(48,102)	(23,312)	(23,403)	(1,094)	(168,939)	(227)	(26,717)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(684,754)	(51,580)	(202,237)	(352,365)	3,758	(77,752)	(311,200)	(191,492)

RESULTS OF EQUITY METHOD INVESTMENTS	(243,688)	114,203	(143,764)	294,007	8,586	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,284,779	655,141	389,945	2,451,186	7,012	389,261	(562,985)	148,579

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(534,316)	(405,302)	(182,410)	(221,170)	308	(72,518)	0	(1,770)

RESULT BEFORE EQUITY PARTICIPATIONS	750,463	249,839	207,535	2,230,016	7,320	316,743	(562,985)	146,809

Minority Participation	20,435	0	(159)	0	0	0	0	0
NET INCOME FOR THE PERIOD	730,028	249,839	207,376	2,230,016	7,320	316,743	(562,985)	146,809

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

STATEMENT OF INCOME 09/30/2018	ED Rondônia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D
Operating Revenues	1,461,431	2,237,082	1,658,432	533,219	605,341	3,664,047

Supply (sell) of electric energy - Generation	0	0	0	0	0	0
Supply of electric energy - Generation	0	0	0	0	0	0
Short Term electric Energy - Generation	0	0	0	0	59,025	0

Electric Energy Supply - Distribution	1,257,996	1,347,262	1,548,047	458,478	352,536	2,446,981
Short Term Electric Energy - Distribution	52,251	38,479	111,462	18,502	0	165,653
Revenue from Construction of Plant - Distribution	80,398	122,864	70,654	20,382	8,742	193,762
Regulatory Asset and Liability (Portion A – CVA)	556,639	939,468	493,895	228,408	318,673	1,573,889

Other Revenues	76,079	604,846	112,199	26,407	15,481	101,694

Deductions to Operating Revenues	(561,932)	(815,837)	(677,825)	(218,958)	(149,116)	(817,932)

Operating Expenses	(1,837,285)	(1,849,220)	(1,381,410)	(396,445)	(346,129)	(4,079,385)

Personnel, Supplies and Services	(316,855)	(283,769)	(232,520)	(90,659)	(108,678)	(475,347)
Energy Purchased for Resale	(1,298,956)	(781,501)	(772,808)	(398,669)	(166,598)	(1,543,291)
Charges upon use of eletricity network	(26,377)	(146,117)	(109,280)	(8,521)	0	(216,201)
Construction	(80,398)	(122,864)	(70,654)	(20,382)	(8,742)	(193,763)
Electric Energy production cost	541,339	0	0	168,181	(69,125)	(985,591)
Donations and Contributions	(374)	0	(153)	0	0	0
Depreciation and Amortization	(33,732)	(36,793)	(35,663)	(21,004)	(7,054)	(157,116)
Operating Provisions	(597,522)	(133,678)	(143,361)	33,794	33,922	(129,259)
Others	(24,410)	(344,498)	(16,971)	(59,185)	(19,854)	(378,817)

OPERATING RESULT BEFORE FINANCIAL RESULT	(375,854)	387,862	277,022	136,774	259,212	(415,338)

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	2,119	91	1,975	555	223	3,188
Income from Interest, Commission and Fees	0	0	0	0	0	0
Additional Interest on Energy	34,322	97,048	31,730	8,181	3,831	75,040
Monetary Adjustment Gain	214,011	104,910	14,500	13,572	(1,596)	2,093
Exchange Variation Gain	0	0	0	0	0	2,981
Updating Regulatory Asset (Portion A – CVA)	68,213	92,757	89,197	20,601	33,937	172,013
Others Financial Income	(1,896)	(8,650)	(4,658)	1,846	6,084	44,765
Debt Charges - financing and loans	(81,523)	(150,883)	(120,769)	(22,394)	(26,817)	(249,935)
Debt Charges - suppliers	(32,077)	0	0	0	(87,181)	(871,022)
Charges – leasing	0	0	0	0	0	(232,575)
Monetary Adjustment Loss	(331,442)	(50,667)	(19,752)	(69,189)	(23,299)	0
Exchange Variation Loss	0	0	(369)	0	0	0
Updating Regulatory Liability (Portion A – CVA)	(1,718)	0	(14,095)	0	(14,454)	5,920
Other Financial Expenses	(71,829)	(34,237)	(12,563)	(11,035)	(6,525)	(153,082)

FINANCIAL RESULT	(201,820)	50,369	(34,804)	(57,863)	(115,796)	(1,200,614)

EQUITY PARTICIPATIONS RESULT	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(577,674)	438,231	242,218	78,911	143,416	(1,615,952)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(62,213)	(155,558)	(190,872)	(14,032)	(31,096)	0

RESULT BEFORE EQUITY PARTICIPATIONS	(639,887)	282,673	51,346	64,879	112,320	(1,615,952)

Minority Participation	0	0	0	0	0	0
NET PROFIT OF THE PERIOD	(639,887)	282,673	51,346	64,879	112,320	(1,615,952)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

STATEMENT OF INCOME 09/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	6,540,687.00	3,718,479.00	1,525,302.00	4,444,322.00	0.00	2,101,468.00	371,327.00	437,506.00

Electric Energy Supply (sell) - Generation	2,982,386.00	112,378.00	677,274.00	2,167,863.00	0.00	2,396,138.00	419,264.00	399,542.00
Electric Energy Supply - Generation	203,058.00	669,402.00	14,753.00	971,377.00	0.00	0.00	0.00	0.00
Short Term Electric Energy - Generation	40,232.00	209,450.00	8,954.00	609,845.00	0.00	0.00	0.00	0.00
Revenue from Operation and Maintenance - Generation	630,966.00	972,174.00	0.00	12,183.00	0.00	0.00	0.00	0.00
Revenue from Construction of Plants - Generation	13,602.00	14,873.00	0.00	0.00	0.00	0.00	0.00	0.00
Financial – Return on Investment - Generation	0.00	42,173.00	0.00	0.00	0.00	0.00	0.00	0.00
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,117,295.00	778,128.00	454,992.00	337,916.00	0.00	0.00	0.00	0.00
Revenue from Operation and Maintenance - Transmission	27,275.00	63,029.00	88,252.00	28,554.00	0.00	0.00	0.00	196.00
Revenue from Construction of Plants - Transmission	145,444.00	347,251.00	53,471.00	46,534.00	0.00	0.00	0.00	806.00
Financial – Return on Investment - Transmission	2,129,597.00	1,067,761.00	374,817.00	822,292.00	0.00	0.00	0.00	202,541.00
Other Revenues	107,815.00	34,584.00	36,864.00	267,518.00	0.00	0.00	1,849.00	0.00

Deductions to Operating Revenues	(856,983.00)	(592,724.00)	(184,075.00)	(819,760.00)	0.00	(294,670.00)	(49,786.00)	(165,579.00)

Operating Expenses	(3,748,347.00)	(2,119,927.00)	(554,346.00)	(3,039,123.00)	(4,239.00)	(1,785,160.00)	(584,707.00)	(330,826.00)

Personnel, Supplies and Services	(1,534,216.00)	(971,646.00)	(399,335.00)	(1,213,093.00)	(3,732.00)	(678,753.00)	(175,885.00)	(141,558.00)
Extraordinary Retirement Plan (PAE)	(223,907.00)	(215,050.00)	(62,783.00)	(130,742.00)	0.00	(82,049.00)	(46,142.00)	0.00
Energy Purchased for Resale	(638,825.00)	(227,723.00)	(210,359.00)	(417,012.00)	0.00	0.00	(158,380.00)	(110,775.00)
Charges upon use of eletricity network	(410,378.00)	(479,265.00)	(20,470.00)	(418,983.00)	0.00	(78,608.00)	(35,285.00)	(21,166.00)
Construction	(159,046.00)	(362,124.00)	(53,471.00)	(46,534.00)	0.00	0.00	0.00	(806.00)
Electric Energy production cost	(364,079.00)	0.00	0.00	0.00	0.00	(297,242.00)	(24,083.00)	(48,379.00)
Donations and Contributions	(32,825.00)	(8,668.00)	0.00	(1,422.00)	0.00	0.00	0.00	0.00
Depreciation and Amortization	(201,296.00)	(72,896.00)	(134,713.00)	(334,549.00)	(19.00)	(296,584.00)	(46,059.00)	(45,363.00)
Operating Provisions	83,454.00	340,632.00	354,922.00	(285,485.00)	0.00	(277,618.00)	(80,382.00)	54,039.00
Others	(267,229.00)	(123,187.00)	(28,137.00)	(191,303.00)	(488.00)	(74,306.00)	(18,491.00)	(16,818.00)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,792,340.00	1,598,552.00	970,956.00	1,405,199.00	(4,239.00)	316,308.00	(213,380.00)	106,680.00

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	28,580.00	26,385.00	43,774.00	74,967.00	4,536.00	4,735.00	3,279.00	2,572.00
Income from Interest, Commission and Fees	39,605.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Additional Interest on Energy	9,825.00	21,605.00	0.00	64,976.00	0.00	0.00	0.00	0.00
Monetary Adjustment Gain	29,190.00	11,367.00	(6,456.00)	229,189.00	0.00	6,327.00	0.00	13,402.00
Exchange Variation Gain	10,774.00	0.00	14,035.00	2,158.00	0.00	21,372.00	23.00	0.00
Derivatives financial instruments	0.00	0.00	0.00	248,147.00	0.00	0.00	0.00	0.00
Other Financial Income	36,075.00	39,748.00	73,433.00	4,684.00	370.00	33,417.00	740.00	6,813.00
Debt Charges - financing and loans	(773,564.00)	(215,956.00)	(363,597.00)	(457,969.00)	0.00	(59,557.00)	(342,242.00)	(189,691.00)
Debt Charges - suppliers	0.00	0.00	(11,548.00)	0.00	0.00	0.00	0.00	0.00
Charges on shareholders's funds	(20,604.00)	0.00	(7,216.00)	0.00	0.00	0.00	(6,838.00)	0.00
Monetary Adjustment Loss	(101,020.00)	(6,179.00)	(28,179.00)	(134,929.00)	0.00	(5,040.00)	0.00	(15,501.00)
Exchange Variation Loss	(2,666.00)	0.00	(32,045.00)	(12,280.00)	0.00	(38,474.00)	0.00	0.00
Losses on derivatives	0.00	0.00	0.00	(16,040.00)	0.00	0.00	0.00	0.00
Other Financial Expenses	101,618.00	(66,441.00)	(22,549.00)	(103,599.00)	(333.00)	(75,900.00)	(35,534.00)	(20,182.00)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(642,187.00)	(189,471.00)	(340,348.00)	(100,696.00)	4,573.00	(113,120.00)	(380,572.00)	(202,587.00)

RESULTS OF EQUITY METHOD INVESTMENTS	(35,050.00)	82,749.00	50,960.00	100,986.00	8,167.00	0.00	0.00	0.00

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	2,115,103.00	1,491,830.00	681,568.00	1,405,489.00	8,501.00	203,188.00	(593,952.00)	(95,907.00)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(673,425.00)	(227,793.00)	(211,400.00)	(2,573.00)	(66.00)	(63,305.00)	0.00	(49,342.00)

RESULT BEFORE EQUITY PARTICIPATIONS	1,441,678.00	1,264,037.00	470,168.00	1,402,916.00	8,435.00	139,883.00	(593,952.00)	(145,249.00)

Minority Participation	15,391.00	0.00	(2,852.00)	0.00	0.00	0.00	0.00	0.00
NET INCOME FOR THE PERIOD	1,426,287.00	1,264,037.00	467,316.00	1,402,916.00	8,435.00	139,883.00	(593,952.00)	(145,249.00)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

STATEMENT OF INCOME 09/30/2017	ED Rondônia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D
Operating Revenues	884,813	1,166,738	1,181,229	386,802	264,161	2,021,843

Supply (sell) of electric energy	0	0	0	0	0	0
Supply of electric energy - Generation	0	0	0	0	0	0
Short Term Electric Energy - Generation	0	0	0	0	0	0

Supply of electric energy - Distribution	1,122,627	786,679	1,248,579	451,360	309,385	2,118,837
Short Term Electric Energy -Transmission	85,316	13,468	71,576	105,293	0	312,717
Revenue from Construction of Plant - Distribution	126,341	101,404	80,725	15,089	11,789	147,436
Regulatory Asset and Liability (Installment A – CVA)	(9,414)	217,726	258,999	3,739	28,163	(12,322)

Other Operational Revenues	30,975	621,284	69,234	12,426	23,305	42,447

Deductions to Operational Revenues	(471,032)	(573,823)	(547,884)	(201,105)	(108,481)	(587,272)

Operating Expenses	(1,215,168)	(1,232,586)	(1,172,522)	(415,421)	(304,386)	(2,129,997)

Personnel, Supplies and Services	(208,169)	(279,459)	(218,055)	(81,850)	(84,293)	(491,852)
Electric Energy puchased for resale	(1,502,074)	(736,731)	(711,216)	(384,923)	(179,531)	(1,487,046)
Charges upon use of eletricity network	(13,812)	(50,906)	(44,695)	(5,996)	0	(72,445)
Construction	(126,341)	(101,404)	(80,725)	(15,089)	(11,789)	(147,436)
Electric Energy production cost	653,689	0	0	139,740	12,151	283,390
Donations and Contributions	(292)	0	(113)	0	0	0
Depreciation and Amortization	(31,177)	(35,336)	(33,825)	(19,268)	(7,520)	(122,503)
Operating Provisions	39,416	29,576	(65,903)	(10,410)	(30,556)	797
Others	(26,408)	(58,326)	(17,990)	(37,625)	(2,848)	(92,902)

OPERATING RESULT BEFORE FINANCIAL RESULT	(330,355)	(65,848)	8,707	(28,619)	(40,225)	(108,154)

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	1,816	664	4,327	948	884	1,493
Income from Interest, Commission and Fees	0	0	0	0	0	0
Additional Interest on Energy	28,091	66,451	41,197	12,486	(50,004)	51,725
Monetary Adjustment Gain	314,498	9,156	7,573	14,082	24,766	268,873
Exchange Variation Gain	0	0	0	0	0	930
Updating Regulatory Asset (Portion A – CVA)	2,845	27,041	4,285	0	1,125	(18,050)
Others Financial Income	(3,935)	1,231	(1,275)	1,300	(1,777)	26,329
Debt Charges - financing and loans	(100,150)	(187,828)	(168,635)	(29,506)	(16,045)	(262,477)
Debt Charges - suppliers	(12,928)	0	0	0	0	(1,334,354)
Charges – leasing	0	0	0	0	0	(240,944)
Monetary Adjustment Loss	(506,508)	(142,822)	(19,880)	(44,476)	(17,573)	0
Exchange Variation Loss	0	0	36	0	0	0
Updating Regulatory Liability (Portion A – CVA)	(3,703)	0	(9,827)	0	0	(1,706)
Other Financial Expenses	(60,215)	-28342	(35,698)	(56,626)	1,704	(165,885)

FINANCIAL RESULT	(340,189)	(254,449)	(177,897)	(101,792)	(56,920)	(1,674,066)

EQUITY PARTICIPATIONS RESULT	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(670,544)	(320,297)	(169,190)	(130,411)	(97,145)	(1,782,220)

Income Tax and Social Contribution and Fiscal Incentives Revenue	88,051	297,472	59,657	33,848	0	0

RESULT BEFORE EQUITY PARTICIPATIONS	(582,493)	(22,825)	(109,533)	(96,563)	(97,145)	(1,782,220)

Minority Participation	0	0	0	0	0	0
NET PROFIT OF THE PERIOD	(582,493)	(22,825)	(109,533)	(96,563)	(97,145)	(1,782,220)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

CASH FLOWS 09/30/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,284,779	655,141	389,945	2,451,186	389,261	(562,985)	7,012	148,579

Depreciation and Amortization	195,758	68,855	103,723	340,114	379,702	43,550	19	33,796
Net monetary variations	16,339	(30,695)	19,661	183,302	6,245	0	0	17,164
Net exchange variations	72,032	0	39,409	102,532	40,551	0	0	747
Financial Charges	621,416	162,742	145,934	237,840	42,627	304,129	0	153,446
Result of equity method investees	243,688	(114,203)	143,764	(294,007)	0	0	(8,586)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	80,259	91,422	181	166,076	(53)	0	0	0
Provisions for litigation	256,419	446,643	55,403	239,964	42,016	104,665	0	(7,526)
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0	0	0
Impairment (reversal) of investment losses	60,250	50,411	(8,249)	(7,800)	0	0	0	0
Impairment of assets	(28,750)	0	(106,955)	(43,553)	652,576	0	0	(38,275)
Provisions (reversals) for onerous contracts	249,479	0	0	(199,384)	(652,576)	0	0	0
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0	0	0
Adjustment Fair Value / Market Value	0	0	789	0	108,163	0	0	0
Minor shareholders' share	(20,435)	0	0	0	0	0	0	0
Charges on resources from shareholders	14,449	0	6,540	0	0	9,099	0	0
Income from Financial Assets	(2,185,825)	(872,120)	(333,631)	(944,782)	0	0	0	(47,623)
Derivatives	0	0	0	(55,663)	0	0	0	0
Others	(43,100)	183,906	(579,811)	(18,288)	151,587	0	(7)	113,353
(Increase) decrease on operating assets/liabilities	32,275	(816,765)	(333,131)	(976,886)	(299,893)	125,105	7,114	(257,760)

Cash flows from Operating Activities	849,033	(174,663)	(456,428)	1,180,651	860,206	23,563	5,552	115,901

Payment of interest	(900,522)	(158,843)	(148,122)	(119,100)	(359,665)	0	0	(29,775)
Payment of global reverse reserve interest	0	0	0	0	0	0	0	0
Receipt of interest	812	0	1	0	0	0	0	0
Dividend received from equity investments	135,841	0	3,163	24,746	0	0	6,571	0
Amounts received from allowed annual revenue	213,745	0	808,906	474,195	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE)	2,612,036	1,454,972	330,406	731,033	0	0	0	0
Payment of income tax and social contribution	(772,731)	(450)	(76,895)	(329,381)	(66,000)	0	308	0
Pension Plan Payments	(45,384)	(141,648)	(5,556)	0	(3,171)	0	0	0
Payment of legal provisions	0	(98,542)	0	0	0	0	0	0
Judicial Deposits	44,343	(20,952)	(14,710)	(47,403)	(7,882)	(4,412)	0	(14,602)

Net Cash provided by Operating Activities	2,137,173	859,874	440,765	1,914,741	423,488	19,151	12,431	71,524

Financing Activities
Loans and financing	0	482,116	0	405,262	33,900	0	0	0
Payment of Loans and financing - principal	(939,097)	(358,560)	(348,003)	(1,390,247)	(217,489)	0	0	(275)
Payment of Shareholders Remuneration	0	(31,723)	(169)	(447,879)	0	0	(87,381)	0
Payment of refinancing of tax and contributions - Principal	(42,368)	0	0	0	0	(2,519)	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	28,333	0	0
Others	11,592	0	0	0	0	0	0	0
Net Cash provided by Financing Activities	(969,873)	91,833	(348,172)	(1,432,864)	(183,589)	25,814	(87,381)	(275)

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	9,169	0	0	0	0	0	0	0
Acquisition of fixed assets	(96,428)	(108,547)	(9,704)	(10,962)	(331,052)	(25,109)	0	(9,935)
Acquisition of intangible assets	(5,421)	(4,781)	(3,626)	(568)	(6,274)	(156)	0	0
Acquisition of concession assets	(176,739)	(350,522)	(34,463)	(99,369)	0	0	0	(10,542)
Advances for future capital increases	(2,329)	(39,400)	(46,795)	0	0	0	0	0
Capital investment in equity investments	(40,773)	(184,060)	(13,252)	(234,942)	0	0	0	0
Others	(840,013)	52,788	22,178	(137,176)	106,875	0	79,327	0
Net Cash from investments activities	(1,152,534)	(634,522)	(85,662)	(483,017)	(230,451)	(25,265)	79,327	(20,477)

Net increase (decrease) in cash and cash equivalents	14,766	317,185	6,931	(1,140)	9,448	19,700	4,377	50,772
Cash and cash equivalents – beginning of period	23,473	181,262	20,324	19,908	1,064	59,984	1,868	10,560
Cash and cash equivalents – end of period	38,239	498,447	27,255	18,768	10,512	79,684	6,245	61,332
	14,766	317,185	6,931	(1,140)	9,448	19,700	4,377	50,772

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

CASH FLOWS 09/30/2018	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	ED Acre	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	242,218	(577,674)	438,231	143,416	78,911	(1,615,952)

Depreciation and amortization	35,663	33,732	36,793	7,054	21,004	157,116
Net monetary variation	5,252	117,431	20,281	0	55,107	(2,093)
Net exchange variation	369	0	0	0	0	(2,981)
Financial charges	120,769	113,600	133,935	22,106	22,394	1,353,532
Result of equity method investees	0	0	0	0	0	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	(146,809)
Bad Debt Expense (reversals)	89,016	29,236	105,892	34,121	(11,819)	282,275
Provisions for litigation	21,168	625,866	58,416	(20,926)	(1,810)	10,756
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0
Impairment (reversal) of investment losses	0	0	0	0	0	0
Impairment of assets	0	(24,516)	(29,130)	(11,965)	(10,012)	0
Provisions (reversals) for onerous contracts	0	(167,257)	0	(35,152)	(10,153)	0
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0
Adjustment Fair Value / Market Value	110	0	0	0	0	0
Minor shareholders' share	0	0	0	0	0	0
Charges on resources from shareholders	0	0	0	0	0	0
Income from Financial Assets	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Others	762,267	66,216	86,444	(25,372)	(26,858)	941,232
(Increase) decrease on operating assets/liabilities	(988,225)	(210,151)	(877,312)	(183,068)	(77,993)	(1,130,114)

Cash flows from Operating Activities	288,607	6,483	(26,450)	(69,786)	38,771	(153,038)

Payment of interest	(2,221)	(6,555)	(20,211)	(1,041)	(1,689)	0
Payment of global reverse reserve interest	0	0	0	0	0	0
Receipt of interest	0	0	0	0	0	0
Dividend received from equity investments	0	0	0	0	0	0
Amounts received from allowed annual revenue	0	0	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE)	0	0	0	0	0	0
Payment of income tax and social contribution	(190,872)	0	0	0	0	0
Pension Plan Payments	0	0	0	0	0	0
Payment of legal provisions	(144,102)	0	(31,760)	0	0	0
Judicial Deposits	(7,113)	(52,128)	(26,680)	(4,063)	(1,198)	(22,326)

Net Cash provided by Operating Activities	(55,701)	(52,200)	(105,101)	(74,890)	35,884	(175,364)

Financing Activities
Loans and financing	125,049	141,990	601,439	92,292	28,145	354,281
Payment of Loans and financing - principal	(26,235)	(15,926)	(15,265)	(2,146)	(1,914)	0
Payment of Shareholders Remuneration	0	0	0	0	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	(360,324)	0	0	0
Payment of refinancing of tax and contributions - Principal	(13,010)	0	0	0	0	0
Others	0	0	0	0	(316)	0
Net Cash provided by Financing Activities	85,804	126,064	225,850	90,146	25,915	354,281

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0
Acquisition of fixed assets	(2,051)	(4,964)	(2,657)	378	(1,430)	(2,226)
Acquisition of intangible assets	(3,250)	(1,263)	(2,854)	(535)	(898)	(6,746)
Acquisition of concession assets	(48,138)	(64,138)	(94,233)	(4,017)	(40,968)	(176,972)
Advances for future capital increases	0	0	0	0	0	0
Capital investment in equity investments	0	0	0	0	0	0
Others	3,480	0	0	0	(14,080)	0
Net Cash from investments activities	(49,959)	(70,365)	(99,744)	(4,174)	(57,376)	(185,944)

Net increase (decrease) in cash and cash equivalents	(19,856)	3,499	21,005	11,082	4,423	(7,027)
Cash and cash equivalents – beginning of period	71,014	18,532	11,547	5,358	10,401	77,563
Cash and cash equivalents – end of period	51,158	22,031	32,552	16,440	14,824	70,536
	(19,856)	3,499	21,005	11,082	4,423	(7,027)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

CASH FLOWS 09/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	2,115,103	1,491,830	681,568	1,405,489	203,188	(593,952)	8,501	(95,907)

Depreciation and amortization	201,296	72,896	134,713	334,549	296,584	48,981	19	45,363
Net monetary variation	52,415	0	34,635	(84,138)	(1,287)	0	0	1,829
Net exchange variation	(10,009)	(5,188)	18,010	(10,122)	17,102	(23)	0	0
Financial charges	615,460	215,956	308,972	457,969	59,557	334,177	0	189,691
Result of equity method investees	35,050	(82,749)	(50,960)	(100,986)	0	0	(8,167)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	(2,835)	23,304	2,079	164,729	5,362	0	0	0
Provisions for litigation	(25,715)	342,516	7,505	0	69,711	80,382	0	2,336
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0	0	0
Impairment (reversal) of investment losses	(25,954)	0	0	0	0	0	0	0
Impairment of assets	413,637	(778,465)	(364,506)	(298,857)	705,674	0	0	(58,103)
Provisions (reversals) for onerous contracts	(442,587)	(95,320)	0	(89,823)	(524,260)	0	0	0
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0	0	0
Adjustment Fair Value / Market Value	0	0	1,223	0	62,856	0	0	0
Minor shareholders' share	(15,391)	0	0	0	0	0	0	0
Charges on resources from shareholders	0	0	7,216	0	0	6,838	0	0
Income from Financial Assets	(2,129,594)	(1,109,934)	(374,817)	(822,292)	0	0	0	(8,444)
Derivatives	0	0	0	(264,187)	0	0	0	0
Others	115,948	421,172	(461,377)	440,411	425,143	5	0	10,161
(Increase) decrease on operating assets/liabilities	1,061,639	(541,467)	148,204	572,124	(763,637)	100,661	10,073	191,480

Cash flows from Operating Activities	1,958,463	(45,449)	92,465	1,704,866	555,993	(22,931)	10,426	278,406

Payment of interest	(1,121,496)	(192,879)	(420,494)	(291,121)	(183,875)	(184)	0	(93,601)
Payment of global reverse reserve interest	0	0	0	0	0	0	0	0
Receipt of interest	66	0	68	0	0	0	0	0
Dividend received from equity investments	272,112	40,198	9,238	39,593	0	0	1,974	0
Amounts received from allowed annual revenue	215,647	0	741,853	580,434	0	0	0	0
Receipt of Financial Asset Indemnities	680,000	474,184	121,290	241,093	0	0	0	0
Payment of income tax and social contribution	(442,694)	(985)	(189,059)	(436,767)	(56,214)	0	(66)	0
Pension Plan Payments	(50,166)	(172,933)	(5,136)	0	0	0	0	0
Payment of legal provisions	0	(51,666)	0	(17,503)	0	0	0	0
Judicial Deposits	(12,227)	456,129	(19,046)	0	(9,595)	(9,365)	0	(71,509)

Net Cash provided by Operating Activities	1,499,705	506,599	331,179	1,820,595	306,309	(32,480)	12,335	113,296

Financing Activities
Loans and financing	276,000	532,205	690,000	500,321	518,000	8,576	0	152,756
Payment of Loans and financing - principal	(901,906)	(564,623)	(884,616)	(539,765)	(97,474)	(4,871)	0	0
Payment of Shareholders Remuneration	(320,604)	0	(1,058)	0	0	0	(8,465)	0
Payment of refinancing of tax and contributions - Principal	(88,091)	0	(7,764)	0	0	0	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	141,752	(1)	0	0	38,900	0	0
Others	(11)	162,212	0	0	0	0	0	0
Net Cash provided by Financing Activities	(1,034,612)	271,546	(203,439)	(39,444)	420,526	42,605	(8,465)	152,756

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	488	0	0	0	0	0	0	0
Acquisition of fixed assets	(49,239)	(221,426)	(10,627)	(29,186)	(400,983)	(14,120)	0	(84,168)
Acquisition of intangible assets	(8,853)	(3,902)	(2,497)	(50)	(2,740)	(310)	(9)	0
Acquisition of concession assets	(159,048)	(166,816)	(53,471)	(56,632)	0	0	0	(194,305)
Advances for future capital increases	(5,159)	0	(22,890)	0	0	0	0	0
Capital investment in equity investments	(579,464)	(305,609)	(31,595)	(496,833)	0	0	0	0
Others	346,679	(21,293)	21	(1,201,949)	(326,853)	0	0	0
Net Cash from investments activities	(454,596)	(719,046)	(121,059)	(1,784,650)	(730,576)	(14,430)	(9)	(278,473)

Net increase (decrease) in cash and cash equivalents	10,497	59,099	6,681	(3,499)	(3,741)	(4,305)	3,861	(12,421)
Cash and cash equivalents – beginning of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
Cash and cash equivalents – end of period	45,717	199,498	43,524	5,493	11,582	51,702	4,360	11,201
	10,497	59,099	6,681	(3,499)	(3,741)	(4,305)	3,861	(12,421)

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

CASH FLOWS 09/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	(169,190)	(670,544)	(320,297)	(97,145)	(130,411)	(1,782,220)

Depreciation and amortization	33,825	31,177	35,336	7,520	19,268	122,503
Net monetary variation	12,307	192,010	1,859	(7,693)	29,579	(268,873)
Net exchange variation	(36)	0	0	0	0	(930)
Financial charges	168,635	113,078	184,523	16,045	30,321	1,837,775
Result of equity method investees	0	0	0	0	0	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	145,249
Bad Debt Expense (reversals)	2,159	(2,272)	(351)	22,812	(2,191)	205,257
Provisions for litigation	30,170	88,346	87,975	7,744	(1,584)	33,093
Provisions (reversals) for Redundancy Plan (PID)	0	0	0	0	0	0
Impairment (reversal) of investment losses	0	0	0	0	0	0
Impairment of assets	(22,507)	(26,434)	(68,163)	0	0	(50,334)
Provisions (reversals) for onerous contracts	0	(143,493)	(49,037)	0	0	(623,834)
Provisions (reversals) of impairment loss of financial assets	0	0	0	0	0	0
Fees on the global reversal reserve	0	0	0	0	0	0
Adjustment Fair Value / Market Value	73	0	0	0	0	0
Minor shareholders' share	0	0	0	0	0	0
Charges on resources from shareholders	0	0	0	0	0	0
Income from Financial Assets	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Others	730,562	30,850	0	(6,000)	35,150	358,071
(Increase) decrease on operating assets/liabilities	(889,208)	304,950	(84,328)	(106,515)	(31,262)	(208,367)

Cash flows from Operating Activities	(103,210)	(82,332)	(212,483)	(163,232)	(51,130)	(232,610)

Payment of interest	0	(9,727)	(28,476)	(1,315)	(2,933)	(29,666)
Payment of global reverse reserve interest	0	0	0	0	0	0
Receipt of interest	0	0	0	0	0	0
Dividend received from equity investments	0	0	0	0	0	0
Amounts received from allowed annual revenue	0	0	0	0	0	0
Receipt of Financial Asset Indemnities	0	0	0	0	0	0
Payment of income tax and social contribution	0	0	0	0	0	0
Pension Plan Payments	0	0	0	0	0	0
Payment of legal provisions	0	0	(40,445)	0	0	0
Judicial Deposits	(21,757)	(11,067)	(11,043)	(9,891)	0	(53,614)

Net Cash provided by Operating Activities	(124,967)	(103,126)	(292,447)	(174,438)	(54,063)	(315,890)

Financing Activities
Loans and financing	280,263	222,790	387,727	162,223	84,862	565,619
Payment of Loans and financing - principal	(21,473)	(14,838)	(23,571)	(1,478)	(5,466)	(57,623)
Payment of Shareholders Remuneration	0	0	0	0	0	0
Global Reversion Reserve Resources	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	13,576	0	0	(2,763)
Payment of refinancing of tax and contributions - Principal	(6,998)	0	0	0	0	0
Others	0	0	0	0	0	3,868
Net Cash provided by Financing Activities	251,792	207,952	377,732	160,745	79,396	509,101

DFR - Investor Relations Superintendence

Marketletter - Annex I - 3Q18

Financial Information of the Subsidiaries

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0
Acquisition of fixed assets	(877)	(1,107)	(1,434)	(2,681)	(517)	(7,679)
Acquisition of intangible assets	(4,033)	(1,502)	(3,344)	(287)	(7,925)	(51,717)
Acquisition of concession assets	(67,592)	(109,415)	(69,662)	(10,682)	(14,955)	(150,834)
Advances for future capital increases	0	0	0	0	0	0
Capital investment in equity investments	0	0	0	0	0	0
Others	2,723	0	0	0	(1,671)	0
Net Cash from investments activities	(69,779)	(112,024)	(74,440)	(13,650)	(25,068)	(210,230)

Net increase (decrease) in cash and cash equivalents	57,046	(7,198)	10,845	(27,343)	265	(17,019)
Cash and cash equivalents – beginning of period	21,804	18,706	5,200	35,598	16,006	71,343
Cash and cash equivalents – end of period	78,850	11,508	16,045	8,255	16,271	54,324
	57,046	(7,198)	10,845	(27,343)	265	(17,019)

DFR - Investor Relations Superintendence
Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

CHESF
Result Analysis

The Company posted, in 3T18, a result 114.58% lower than that ascertained in 3Q17, going from a net profit of R$ 893.7 million in 3Q17 to a loss of R$ 130.3 million in 9M18 mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, an increase of 3.43% compared to 3Q17, going from R$ 1,184.9 million in 3Q17 to R$ 1,225.6 milhões in 3T18.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	40,666	52,759	-22.9	The variation was mainly due to: (i) transaction in the auction contracts performed under ACL - Free Contracting Environment, as a result of the decrease of the amount of power contracted for 2018.
Supply	202,070	238,528	-15.3	The variation was mainly due to: (i) reduction of physical guarantee of the plants, which led to the reduction of contracts of industrial contracts achieved by Law 13.182/2015.
Short Term Market (CCEE)	58,080	29,134	99.4	The variation was mainly due to: (i) change in the seasonality strategy of contracts and physical guarantee, (ii) in addition to the variation in PLD's and in the portfolio of contracts.
O&M Income - Upgraded Power Plants Law 12.783/2013	336,404	311,530	8.0

The variation was mainly due to: (i) RAG’s annual adjustment (2017 x 2016), according to ANEEL’s Homologating Resolution; (ii) balance impacted by change in EUST; and (iii) change in CFURH tariff in 2017, which is comprised in the revenue from quotas of the renewed plants.

Generation Construction Income	3,848	2,574	49.5	No effect on the result due to equal value in the construction expenditure, however, the variation was due to the investments made in power plants whose concessions were renewed.
Return on investment	0	12,416	-100.0

The variation was mainly due to: (i) updating of financial assets related to new investments made in the Renewed Generation Concessions, under Law 12,783 / 2013, in 3Q17 (R $ 12 million). In 3Q18, Resolution 2.421 / 2018, which recognizes "GAG Melhoria" was published, however, until the company completes its investment plan, the restatement of the financial asset in the amount of R $ 180 million in 3Q18 was reclassified in current liabilities, as an advance of RAG improvement.

Transmission
LT Incomes Renewed by Law 12.783/2013	342,531	280,580	22.1

The variation was mainly due to: (i) tariff revision of 2017/2018 cycle of RAP - Annual Permitted Revenue in 2,86% of concessions of Transmission Lines extended under the terms of Law 12.783/2017 plus tranches of items and charges that make up the revenue, but do not receive the treatment of financial assets, which correspond to approximately R$ 60 million.

Not renewed O&M LT	27,770	21,185	31.1

The variation was mainly due to: (i) annual adjustment of RAP of 2,86% plus the installments of items and charges that make up the revenue, but do not receive the treatment of a financial asset, which correspond to approximately R$ 6 million.

Transmission Construction Income	211,517	128,474	64.6	No effect on the result due to equal value in the construction expense, and this refers to improvements in the transmission system.
Revenue from Return of Investment in Transmission	278,569	326,513	-14.7

The variation was mainly due to: (i) lower entry of the spread on the financial assets, mainly connected to RBSE, about R$ 253.7 million in 3Q18, against R$ 319.3 million in 3Q17, mainly connected to the start of receipt as of July 2017.

Other Incomes	7,762	12,514	-38.0	The variation was mainly due to: (i) decrease of engineering service agreements by Chesf, amounting to R$ 4.1 million.
Deductions to the Operating Revenue	-283,608	-231,276	22.6	The variation was mainly due to (i) PIS/COFINS and ICMS registration, owing to the increase in the tax base (revenue).
ROL	1,225,609	1,184,931	3.4

Operating Costs and Expenses
Expenses and operating costs, in 3Q18, increased by 336.38% compared to 3Q17, from R$ 282 millhion in 3Q17 to R$ 1231.7 million in 3Q18, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q18	3Q17	Variation (%)
Personnel	-251,880	-262,335	-4.0

The variation was mainly due to: (i) decrease of compensation expenses, out of which R$ 9.6 million with base salary, R$ 1.8 million with annual bonus, R$ 1.0 million with premium from dangerous works, and R$ 1.4 million with reward for job title, connected to the company’s cost reduction policy; (ii) readjustment in the collective bargain (ACT 2017/2018) of 1.69%; (iii) In the 3Q17 period, there was an expense of R$ 35.1 million with the PAE (Extraordinary Retirement Plan), and in 3Q18 there was an expense of R$ 7.2 million with the PDC (Dismissal Plan).

Agreed Dismissal Plan/PAE (Provision)	1,887	-12,652	-114.9	The variation is mainly due to: (i) adjustments to the provision record for the PAE and Consensus Dismissal Plan (PDC), in the amount of R $ 12.6 million in 3Q17 and R $ 1.9 million in 3Q18 .
Material	-8,821	-4,608	91.4

The variation was mainly due to: (i) an increase in the expenditure with fuels and lubes, by R$ 1.9 million, as a result of the consumption difference betweeen the dates compared; and (ii) increase in the expenditure with materials of vehicles/aircrafts, amounting to R$ 1.1 million. The other expenditure did not have significant variations.

Services	-57,573	-52,124	10.5

The variation was mainly due to: (i) increase of R$ 4.6 million with works of maintenance and preservation of several equipment; and (ii) increase of R$ 0.7 million in expenditure with technical/administrative services which had a higher contracting in 3Q18.

Other	-48,207	-48,890	-1.4
Donations and Contributions	-1,761.0	-1,653.0	6.5

The variation was mainly due to: (i) increase of sponsorships under the Rouanet Act, R$ 0.2 million, offset by the decrease in CCEE contribution, at R$ 0.1 million. The other donations fail to post significant variations.

Other Operating Expenses	-46,446	-47,237	-1.7

The variation is mainly due to: (i) positive adjustment record of the actuarial report - Post-employment benefits in the amount of R$ 8.2 million; (ii) higher loss record - Consumers and Concessionaires of R$ 10.6 million in 3Q18 and R$ 2.9 million in 3Q17; and (iii) the expenses recovery registry, in the amount of R$ 1.6 million.

TOTAL PMSO	-364,594	-380,609	-4.2

DFR - Investor Relations Superintendence
Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	3Q18	3Q17	Variation (%)
Energy Purchased for Resale	-83,919	-93,825	-10.6

The variation was mainly due to: (i) reduction of the amount of energy purchased from utility companies for 2017; (ii) CCEE settlements, due to a change in the strategy of seasonality of contracts and physical guarantee, and (iii) adjustment of contract prices, with 2018 prices lower than 2017.

Fuel	0	0	0.0
Charges for the Use of the Electricity Grid	-149,486	-154,915	-3.5	The variation was mainly due to: (i) decrease in the Amount of Use of the Transmission System (MUST).
Construction Expense	-215,365	-131,048	64.3	No effect on the result due to equal value in the construction income. The variation was mainly due to: (i) works of transmission system and in power plants which were postponed.
Depreciation and Amortization	-22,859	-23,690	-3.5	No relevant variation.

Operating Provisions	3Q18	3Q17	Variation (%)
Operating Provisions	-395,520	501,820	-178.8

The variation was mainly due to: (i) positive effect in 3Q17of the reversal of impairment of R$ 780 million related to generation and transmission assets and reversal of an onerous contract of R$ 95 million, an effect that did not occur in 3Q18; (ii) provision for losses on investments of R$ 50 million, especially for Manaus Trasmissora (adjusted by the minimum price of the SPE sales group organized by the holding company (fair value), (iii) 44 million in 3Q18 and R$ 10 million in 3Q17, and (iv) a higher provision for contingencies, in the amount of R$ 301 million in 3Q18 and R$ 196 million in 3Q17, especially the provision for GSF in R$ 241 million in 3Q18 and R$ 26 million for "K factor".

Financial Result - R$ Thousand	3Q18	3Q17	Variation (%)
Financial Investments Incomes	8,101	8,722	-7.1	The variation was mainly due to: (i) reduction of financial investments.
Debt Charges	-51,268	-74,720	-31.4	The variation was mainly due to: (i) decrease in the allocation of charges amounting to R$ 7.5 million in financing with CEF, and R$ 4.5 million in financing with BB.
Interest paid in arrears for energy sold	30,267	11,248	169.1	The variation was mainly due to: (i) new calculation of Rio Doce Manganês debt adjustment, and adjustment of cognovits of Santana Textil before the Court of Justice of Pernambuco.
Net Exchange Variation	0	0	0.0
Net Monetary Correction	22,261	-13,862	-260.6	The variation was mainly due to: (i) transaction of judicial deposits.
Other Net Revenue/Financial Expenses	-9,769	1,826	-635.0	The variation was mainly due to: (i) updating of judicial deposits.

Equity Interests (Equity) - R$ Thousand	3Q18	3Q17	Variation (%)
Equity Interests (Equity)	72,180	36,520	97.6

The variation was mainly due to: (i) improvement in the result of generating SPEs taking into account the variation in the ascertained income in SPE Norte Energia (R$ 59.1 million), fully offset by (ii) the worsening in the result of ESBR, R$ 49.0 million.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	3Q18	3Q17	Variation (%)
Current IR and CSLL	-148,325	-106,059	39.9	The variation was mainly due to: (i) realization of the tax liability for the receipt of RBSE, whose tax effect is an addition to the current IR/CSLL and the write-off of the deferred IR/CSLL.
Deferred IR and CSLL	-47,564	43,165	-210.2
Tax Incentives	-80	84,207	-100	The variation was mainly due to: (i) end of the period of fruition, which happened in December 2017 for the generation activity and for almost all transmission contracts.

DFR - Investor Relations Superintendence
Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

ELETRONORTE

Result Analysis

The Company posted, in 3Q18, a result  24.34% smaller that ascertained in 3Q17, going from a profit of R$ 787 million in 3Q17 to a profit of R$ 595 million in 3Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, an increase of 0.22% compared to 3Q17, going from R$ 1,697 million in 3Q17 to R$ 1,701 million in 3Q18.  The variations of each income account are detailed below:

Gross Revenue	3Q18	3Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	1,140,613	1,110,244	2.7	The variation was mainly due to: (i) participation of Eletronorte, in Dec./2017, in the Auction A-1 2018/2019 product, winning 171.96 MWmed at R$ 177.99/MWh.
Supply	262,698	327,162	-19.7	The variation was mainly due to: (i) termination of some contracts executed with South Reduction at 315 Mwmed and Imerys at 10 Mwmed, posting a decrease of 28.16% of power contracted.
Short Term Market (CCEE)	40,044	77,241	-48.2

The variation was mainly due to: (i) decrease in the income because of negative exposure of high PLD - Price of Settlement of Differences, mainly in the months from July to September 2018, period when GSF was higher.

O&M Income - Upgraded Power Plants Law 12.783/2013	6,144	4,024	52.7

The variation is mainly due to the following reason: (i) seasonality of the physical guarantee of the power plants; offset by (i) the lower update of the financial assets related to the new investments made in the renewed Coaracy Nunes concessions, pursuant to Law 12,783 / 2013, in 3Q17. In 3Q18, Resolution 2.421 / 2018, which recognizes "GAG Melhoria", was published, but until the company completes its investment plan, the financial asset, in the amount of R$ 3 million, in 3Q18, was reclassified in Liabilities as an advance of "GAG melhoria".

Generation Construction Income	0	0	0.0	Not applicable.
Transmission
O&M LT renewed by Law 12.783/2013	101,117	103,379	-2.2

The variation is mainly due to the following reasons: (i) tariff revision of the 2017/2018 cycle in concession contracts renewed by Law 12,783 (R$ 12 million), but offset negatively by (ii) reversal of the RAP of contract 058 / 2001, which in 2017 was R$ 255 million and in 2018 was R $ 276 million.

O&M LT not renewed by Law 12783/2013	9,790	20,589	-52.5

The variation is mainly due to the following reasons: (i) reduction of RAP in the 2017/2018 cycle rate review of contracts by 2.04%, of approximately R $ 7.5 million in 3Q18. (ii) the comparative value for 2017 would be R$ 8 million, the difference of R$ 12.6 million allocated in non-renewed concessions was reclassified to O & M of the renewed concessions.

Transmission Construction Income	30,526	18,214	67.6	The variation was mainly due to: (i) improvements in the transmission grid in the 058/2001 contract, although having no impact on the result, as the corresponding entry is under construction expense.
Revenue from Return of Investment in Transmission	329,524	261,184	26.2

The variation was mainly due to: (i) amortization of RBSE due to the start of payment, according to Ordinance 120 dated October 18, 2016, R$ 21 MM; (ii) return of investment in ETE higher in R$ 18 MM ; (iii) PVTE in R$ 10 MM; and (iv) LVTE in R$ 6 MM.

Other Incomes	123,731	87,355	41.6

The variation is mainly due to the following reasons: (i) sale of property, plant and equipment of R$ 8 million in July 2018; (ii) increase in the value of O & M's service contract with Norte Energia, an increase of R$ 12 million in 3Q18; (iii) increase of the CDE account of R $ 11 million between the periods compared.

Deductions to the Operating Revenue	-343,566	-312,462	10.0	The variation was mainly due to: (i) charges with PIS, COFINS and ISS, CDE, and P&D levied directly on Eletronorte’s sales revenue, which has been slightly higher over the period.
ROL	1,700,621	1,696,930	0.2

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 3T18, an increase by 7.15%  compared to 3Q17, going from R$ 1,120 million in 3Q17 to R$ 1,200 million in 3Q18.  The variations of each income account are detailed below:

PMSO	3Q18	3Q17	Variation (%)	Analysis
Personnel	-317,061	-336,784	-5.9

The variation was mainly due to: (i) policy of reduction of expenses established by the Company, chiefly savings, in 3Q18, about R$ 31 MM of PAE - Special Retirement Plan, and R$ 2 MM of PDC - Agreed Dismissal Plan and R$ 5,660 connected to the reduction of overtime and premium for dangerous work, which offset the (ii) adjustment of the application of the adjustment of ACT 2017/2018 of 1.69%. There was a supplemental amount of expense with PDC amounting to R$ 5,267.

Material	-10,592	-9,795	8.1

The variation was mainly due to: (i) purchase of inputs to keep Eletronorte’s end activities, especially: Exit of material in the warehouse amounting to R$ 2 MM in July 2018 for maintenance and operation of SE Marabá.

Services	-65,916	-62,837	4.9

The variation was mainly due to: (i) contracting of services, especially the payment, in July, to SAP Brasil, amounting to R$ 1,308 MM; and (ii) payment in October to Siemens R$ 1,025 MM . In July 2018, an amendment was made to the cleaning contract with a new provision for prices.

Volunteer Dismissal Plan (Provision)/ PAE	0	-5,267	-100.0

The variation was mainly due to: (i) adjustments in the recording of provision for the Agreed Dismissal Plan - PDC, the value allocated as a provision in the previous quarter would not be necessary to cost the expenses, and a supplemental value entry was then necessary.

Other	-50,087	-37,407	33.9

The variation is mainly due to the following reasons: (i) impairment of SPEs ETE - R$ 26 million and MTE - R$ 91 million, respectively, in the amounts of R $ 20 and R$ 42 million, SPE sales organization organized by the holding company (fair value); and (ii) a reversal of the impairment of SINOP, in the amount of R$ 31 million, which occurred in 2Q17 and 3Q18 LVTE - R$ 30 million.

Donations and Contributions	-807	-399	102.3

The variation was mainly due to: (i) legal and corporate obligations that  Eletronorte mainly performs in Tucuruí. In August 2018, the value of R$ 372 thousand was paid to o IPAM – the Amazon Environmental Research Institute.

Other Operating Expenses	-49,280	-37,008	33.2	The variation is mainly due to the following reason: (i) loss of sale of Transmissora Matogrossense de Energia's assets in September 2018 in the amount of R$ 21 million.
TOTAL PMSO	-443,656	-452,090	-1.9

DFR - Investor Relations Superintendence
Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Provisions	3Q18	3Q17	Variation (%)	Analysis
	-194,220	-64,481	201.2

The variation is mainly due to the following reason: (i) provision in July 2017 for civil litigation in the amount of R$ 145 million referring to the causes of Sulamérica and Abengoa. In 3Q18 there was an increase in civil provisions mainly due to the change in the risk classification of the civil lawsuit filed by Abengoa, resulting in a provision in the amount of R$ 44 million, and an update of the civil lawsuit filed by Sulamérica, which resulted in an increase in the provision of the case in the amount of R$ 84 million.

Financial Income	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	23,066	32,406	-28.8	The variation was mainly due to: (i) withdrawal of financial investments, especially for payment of dividends to shareholders.
Debt Charges	-68,913	-152,695	-54.9

The variation was mainly due to: (i) decrease of debts with Eletrobras, by virtue of the datio in solutum, upon settlement of such debts with the transfer to Eletrobras of 7 SPE's, namely AETE, EOLO, MIASSABA, REI DOS VENTOS, BRASNORTE, INTESA and TME.

Interest Paid in Arrears for Energy Sold	32,680	23,302	40.2	The variation was mainly due to: (i) late payment charges levied on the credits not paid by Boa Vista Energia about R$ 504 MM and Ceron about R$ 2.590 billion, connected to power sale.
Net Exchange Variation	-20,814	-8,399	147.8

The variation was mainly due to: (i) Eletronorte is not able to make payments of invoices of Corpoelec, due to banking restrictions in Venezuela. Until 3Q18, there is a value overdue about R$ 137 million, thus generating a foreign exchange updating approximately R$ 17 million, in addition to the effects of the increase in the Dollar currency price between the periods.

Net Monetary Correction	-26,885	46,445	-157.9	The variation was mainly due to: (i) adjustment of dividends not paid in the years from 2016 to 2017 (selic rate) amounting to R$ 214 million.
Other Financial Revenue/Expenses	-3,326	-7,550	-55.9

The variation was mainly due to: (i) decrease of IPCA index that indexes Eletronorte contracts, given that there was a significant decrease, thus reducing the values under such account of the Eletronorte’s expenses.

Gains/Losses with Derivatives	-106,958	163,215	-165.5

The variation is mainly due to the following reasons: (i) depreciation of the LME in the third quarter of 2018, while in the same period of 2017 the LME appreciation was recorded, causing gains on derivatives in the period, while in 2018 there was a loss in period.

Equity Interests	3Q18	3Q17	Variation (%)	Analysis
Equity Interests	144,951	20,711	599.9

The variation was mainly due to: (i) the recognition, under the results of SPE’s, by means of the equity method, mainly for Norte brasil at R$ 59 million, Norte energia at R$ 52 million, and Manaus transmissora at R$ 14 million.

Income Tax and CSLL	3Q18	3Q17	Variation (%)	Analysis
Current IR and CSLL	-129,208	-83,622	54.5	The variation was mainly due to: (i) the receipt of RBSE and (ii) reversal of Pará Rate.
Deferred IR and CSLL	142,795	108,871	31.2	The variation was mainly due to: (i) reversal of Pará rate, and receipt of RBSE.
Revenue from Tax Incentives	108,088	68,021	58.9

The variation was mainly due to: (i) revenue generated by the UHE Tucuruí as a result of the regionalized policy for companies that have been established in the region and comply with the requirements established in the State Law through SUDAM. The increase was a result of the entry of opinions of Sudam concerning the benefits of transmission activintes, as well as owing the use of smaller balances of tax loss.

DFR - Investor Relations Superintendence
Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

FURNAS

Result Analysis

The Company posted, in 3Q18, a result  99% smaller that ascertained in 3Q17, going from a profit of R$ 274 million in 3Q17 to a profit of R$ 2.522 million in 3Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue posted, in 3Q18, an increase of 5.37% compared to 3Q17, going from R$ 1,881.4 million in 3Q17 to R$ 1,982.4 milhões in 3T18.  The variations of each income account are detailed below:

Gross Revenue	3Q18	3Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	801,526	953,246	-15.9

The variation was mainly due to: (i) changes in the company's portfolio of contracts, including: a) greater quantity of energy purchase (with consequent increase in availability for sale); b) increase in sales in the ACL and, on the other hand, termination of the 2015-2017 ACR Product. The termination of the 2015-2017 Product strongly impacted the income. Additionally, (ii) there was review of the Physical Guarantee of power plants in 2018; (iii) the power that was once traded in ACL Supply was reallocated under Supply of energy to distribution companies as a result of the new Auctions of Itumbiara Power Plant. Part of the power is also being settled in the Short Term Market.

Supply	174,608	106,923	63.3	The variation was mainly due to: (i) new auctions of Itumbiara Power Plant, governed by Law 13182/2015, especific for end consumers (supply)
Short Term Market (CCEE)	128,310	1	12,830,900.0

The variation was mainly due to: (i) variation of the portfolio of contracts; (ii) seasonality of contracts; and mainly (iii) variations of PLD and GSF, which led to a higher settlement of the short-term power in  2018.

O&M Income - Upgraded Power Plants Law 12.783/2013	208,934	207,536	0.7

The variation is mainly due to the following reason: (i) changes in the amounts paid and reimbursed according to CFURH, which varies according to the amount of energy generated by the plant. The CFURH is accounted for in the revenue of refined plants as sector charges .

Generation Construction Income	10,093	5,737	75.9

The variation was mainly due to: (i) change in the balances of UHEs Porto Colombia R$ 1 million , Marimbondo R$ 2.7 million, Furnas R$ 377 thousand, Funil R$ 1.4 million, LCB de Carvalho R$ 60 thousand and Corumbá (R$ 632 thousand), although without impact owing to the corresponding entry as construction expense.

Transmission
LT incomes not renewed	12,042	7,837	53.7

The variation was mainly due to: (i) variation of several AFT (Transmission Financial Assets) contracts amounting to R$ 4 million connected to Furnas and R$ 306 thousand in connection with SPE Transenergia Goiás, consolidated by Furnas. Variations are connected to the loss of the regulatory transaction of fixed/intangible assets by means of the construction cost, according to IFRIC 12 - ICPC01.  It should be noted that the construction cost is equal to the construction revenue.

O&M LT renewed by Law 12.783/2013	357,407	484,197	-26.2

The variation was mainly due to: (i) variation of balance of AFT (Transmission Financial Assets) CT 062.2001 (R$ 126,790). Variations are connected to the loss of the regulatory transaction of fixed/intangible assets by means of the construction cost.  It should be noted that the construction cost is equal to the construction revenue, according to IFRIC 12 - ICPC01.

Revenue from Return of Investment in Transmission	612,238	394,110	55.3

The variation was mainly due to: (i) variation in AFT (Transmission Financial Assets) CT 062.2001:  R$ 11,990 RBNI, R$ 169,800 RBSE and Updating (R$ 26,998) RBSE. Other contracts at R$ 6,794 connected to Furnas, in addition to R$ 2,546 of variation connected to SPE Transenergia Goiás, consolidated by Furnas. Variations are connected to the loss of the regulatory transaction of fixed/intangible assets by means of the construction cost, according to IFRIC 12 - ICPC01.  It should be noted that the construction cost is equal to the construction revenue.

Transmission Construction Income	71,931	46,101	56.0

The variation was mainly due to: (i) variation in AFT CT 062.2001 R$ 32.7 million and other contracts R$ 865 connected to Furnas, in addition to the variation amounting to (R$ 7.7 million) of SPE Transenergia Goías, consolidated by Furnas.

Other Incomes	6,622	26,925	-75.4

The variation is mainly due to the following reason: (i) reduction with Communication Services with Eletrobrás Participações SA - Eletropar (R$ 12 million) and reversal of provision for loss in SPE (R$ 9 million) arising from participation in the auction of energy decontamination. The Provision was recorded in 2016, referring to the expectation of payment of a fine resulting from the participation of SPEs in the decontracting auctions. The auction effectively took place in 2017 and the SPEs recorded in their balance sheet the amounts corresponding to this fine. Therefore, we had to reverse this balance since it was already being included in Equity Income.

Deductions to the Operating Revenue	-401,282	-351,171	14.3

The variation was mainly due to: (i) values which are impacted by the variation of incomes, for instance, the receipt of indemnities of RBSE starting in Jul./2017, thus reflecting the values of 2018. Variations happening in the Periods under Comparison: Taxes and Contributions, ICMS (R$ 11.6 million),  Industry Charges, CDE (39.5 million), with respect to CDE, we found out that, in 2017, the Trading Division of FURNAS denied, with respect to ANEEL Order that enforced such Charge.

ROL	1,982,429	1,881,442	5.4

Operating Costs and Expenses
Operating Costs and Expenses increased 6.37% in 3Q18 compared to 3Q17, going from R$ 1,435.3 million to R$ 1,526.7 million, accordinng to the reasons listed below:

PMSO	3Q18	3Q17	Variation (%)	Analysis
Personnel	-244,656	-307,994	-20.6

The variation is mainly due to the following reasons: (i) the reduction policy established by the Company, with a reduction in the following items: i) Salary (R$ 15 million); ii) Social Security Employees (R$ 12 million); iii) Holiday bonus (R $ 8 million); iv) Additional for Length of Service (R$ 4 million); v) Other additional risks (R$ 3,624); vi) 13th Salary (R$ 3.5 million) and; vii) (-) Personnel - Consumption Activities (R$ 7 million).

Material	-6,369	-10,623	-40.0	The variation was mainly due to: (i) consumption of materials in the operation and maintenance of electric power facilities amouting to R$ 3 million.
Services	-198,567	-202,985	-2.2

The variation is mainly due to the following reasons: (i) reduction in the Institutional Advertising lines (R$ 6 million); (ii) Official Publications (R$ 4 million); (iii) Consultancy (R$ 1.7 million); (iv) Travel Expenses (R$ 1.6 million); (v) Social Benefit Meal (R$ 1.4 million); (vi) ONS Coordination and Control (R $ 1.4 million); (vii) Contractors (R$ 1 million); (viii) Manut. Equip. Aux. Data Processing (R$ 1 million); offset by (ix) increase in the Atend.Méd.Hosp.Odontol.Credenciado items in R$ 12.5 million; and (x) Contracted Labor in R$ 4 million referring to services rendered to the company TELSAN Engenharia e Serviços LTDA.

Volunteer Dismissal Plan / PAE (Provision)	1,935	-12,098	-116.0

The variation was mainly due to: (i) variation of the provision balances with the disconnection plan - PDC (R$ 3 million) and reversal of the PAE provision (R$ 6.4 million in 3Q17), due to expected to have been adjusted to the number of accessions; (ii) a R$ 17 million reduction in the indemnification incentive, of which the amount of R$ 1.3 million was paid in 3Q18 against the amount of R$ 18.5 million paid in 3Q17.

Other	-123,888	-76,735	61.4
Donations and Contributions	-10,255	-10,346	-0.9	The variation was mainly due to: (i) variation of the contribution made to Assoc. Bras. Das Empresas de Transp. E.E. amountinhg to R$ 95 thousand, among other.
Other Operating Expenses	-113,633	-66,389	71.2	The variation was mainly due to: (i) increase in the account Indemnities, Losses and Damages, chiefly the Indemnity paid to Tractebel Energia S/A amounting to R$ 39 million
TOTAL PMSO	-571,545	-610,435	-6.4

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Costs	3Q18	3Q17	Variation (%)
Energy Purchased for Resale	-161,787	-251,986	-35.8

The variation is mainly due to the following reason: (i) reduction of CCEE commercialization by R$ 4 million; (ii) increase in the purchase of energy for resale in the amount of R$ 267 million; COFINS (R$ 245 thousand) and PASEP (R$ 53 thousand).

Fuel	-205,172	-152,287	34.7	The variation was mainly due to: (i) variation of power generation via the Santa Cruz Thermoelectric Plant, according to decrees by means of ONS (National Operator System.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-150,011	-150,547	-0.4

The variation was mainly due to: (i) The Charges for the Use of the Electricity Grid post a decrease of 0.36%, going from R$ 150 million to R$ 150,011 mainly due to the reduction of TUST (Tariff on the Use of Transmission System) of some power plants.

Construction Expense	-82,024	-51,838	58.2

The variation is mainly due to the following factors: (i) changes in the balances of UHEs Porto Colombia (R$ 1 million), Marimbondo (R$ 2.7 million), Furnas R$ 377 thousand, Funil 2 million), LCB de Carvalho (R$ 60 thousand) and Corumbá R$ 632 thousand. In addition to the variation in the AFT (Financial Financial Asset) CT 062.2001 (R$ 32.7 thousand) and other contracts (R $ 865 thousand) referring to Furnas, in addition to the variation of R$ 7.7 million of SPE Transenergia Goías. No effect on income due to counterpart in construction revenue.

Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0
Depreciation and Amortization	-65,426	-71,513	-8.5	The variation was mainly due to: (i) new asset depreciation and the VNR (New Replacement Value) depreciation adjustment, distributed according to prorating system.

Operating Provisions	3Q18	3Q17	Variation (%)
	-290,776	-146,720	98.18

The variation was mainly due to the following reasons: (i) an increase in the provision for an Onerous Contract and an impairment of R$ 96 million in 3Q17, of which: Santa Cruz (R$ 328 million), offset by the reversal of Simplified (74 million) and Xavant-Pir LT (R$ 14 million); (ii) Constitution for risks with labor claims of (R$ 51 million) and civil reversal of R$ 2 million and tax of R$ 2 million; (iii) Losses in Investments in R$ 20.7 million, with emphasis on Inambari Geração de Energia, Punaú I (R$ 3.5 million); and Carnauba I (R$ 2.4 million); Carnauba II (R$ 2.3 million); Carnauba III (R$ 2.3 million); Carnauba V (R$ 3.2 million); Cervantes I (R$ 2.2 million); Cervantes II (R$ 1.8 million), offset by reversal of investment losses of Central Eólica Famosa I by R$ 296; (iv) PECLD: Constitution of Consumers and Resellers (R$ 10.7 million).

Financial Income	3Q18	3Q17	Variation (%)
Financial Investments Incomes	14,181	6,820	107.9	The variation was mainly due to: (i) an increase in the proceeds of Banco do Brasil S.A by R$ 1.6 million, and Caixa Econômica Federal by R$ 6 million.
Financial Investments Revenues	1,091	6,459	-83.1

The variation was mainly due to: (i) decrease in the income with charges on the refinancing of electric power owing to the advance receipt in August 2017, by means of the National Treasury, amounting to R$ 5,701 connected to the loan with CELG.

Debt Charges	-172,246	-236,868	-27.3

The variation is mainly due to the following reasons: (i) amortization of 02 contracts with Eletrobras in the amount of (R$ 182 million) through the transfer of shares of SPEs owned by them to the holding company, in payment: Centroeste (R$ 18 million), King of Winds 3 (R$ 23 million), Eolo (R$ 24 million), Miassaba (R$ 36 million), Transudeste (R$ 12 million), Transleste (R$ 16 million), Transirapé (R$ 24 million) and Luziana (R$ 30 million).

Interest Paid in Arrears for Energy Sold	5,640	2,222	153.8	The variation was mainly due to: (i) increase in default of clients, chiefly delay in paying power bills - Basic Grid (R$ 3 million)
Net Exchange Variation	-14,111	16,542	-185.3

The variation was mainly due to: (i) effect, in 3Q17, of the adjusment of the exchange rate variaton entered as liabilities on the loans in the long run amounting to R$ 10 million entered under the exchange rate variation as assets, connected to the variation of USD over the period, given that, in 3T18, there was recording of expense for exchange rate variation as liabilities at R$ 33 million.

Net Monetary Correction	-11,673	-17,371	-32.8

The variation was mainly due to: (i) adjusment, in September 2017, of the exchange rate variaton entered as liabilities on the loans in the long run amounting to R$ 10 million entered under the exchange rate variation as assets, connected to the variation of USD over the period. In addition to the entry of VCP in September 2018 amounting to (R$ 33 million).

Other Financial Revenue/Expenses	-46,669	211,299	-122.1	The variation was mainly due to: (i) entry of Adjustment of Refis 12865/13 _ Consolidation for 2017 (R$ 173 million) held on September 30, 2017.
Gains/Losses with Derivatives	0	0	0.0	Not applicable

Equity Interest	3Q18	3Q17	Variation (%)
	-55,882	-78,537	-28.8	The variation was mainly due to: (i) results of the wind power plants that are part in Complexes Famosa (R$ 9 million), Punaú (R$ 18 million) and Baleia (R$ 13 million).

Income Tax and CSLL	3Q18	3Q17	Variation (%)
Current IR and CSLL	-268,361	-196,311	36.7	The variation was mainly due to: (i) tax provisions are adjusted monthly (Real Profit) and its variation is mainly due to the receipt of the RBSE indemnity.
Deferred IR and CSLL	90,812	117,525	-22.7	The variation was mainly due to: (i) write-off of deferred liabilities connected to RBSE indemnity.

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

ELETROSUL

Result Analysis

The Company posted, in 3Q18, a result  52% smaller that ascertained in 3Q17, going from a profit of R$ 168 million in 3Q17 to a profit of R$ 81 million in 3Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, an increase of 3.91% compared to 3Q17, going from R$ 525,8 million in 3Q17 to R$ 546,4 million in 3Q18.  The variations of each income account are detailed below:

Gross Revenue	3Q18	3Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	281,923	262,831	7.3

The variation was mainly due to: (i) adjustment to prices; (ii) variation of prices in ACL. The power generated by SHPs, wind power plants and power purchased for resale by means of Power Purchase Agreement executed with hydraulic generation SPEs ESBR and Teles Pires, and wind power SPEs Hermenegildo I, II, III and Chuí IX, which is resold in ACL or settled to PLD (CCEE). The resale in ACL connected to the power purchased by Eletrosul, only considering supply agreement, amounted to 246 MW on average.

Supply	4,946	4,971	-0.5

The variation was mainly due to: (i) variation of price in long term contracts executed by the end of 2015, in the ACL environment, amounting to average 10 MW, with specific prices for each year of supply.

Short Term Market (CCEE)	1,496	-2,392	162.5

The variation was mainly due to: (i) in the third quarter of 2017, there were adjustments to provisions. In turn, in the third quarter of 2018, there was a relative credit balance, mainly the settlement of PLD in September 2018.

Generation Construction Income	0	0	0.0
Transmission
RAPs LT not renewed	32,258	29,604	9.0	The variation was mainly due to: (i) annual adjustment; and (ii) entry into operation of new projects connected to existing concessions.
O&M LT renewed by Law 12.783/2013	156,385	147,494	6.0

The variation was mainly due to: (i) annual adjustment; and (ii) recognition, as of August 2017, and variation in its own amount, of values not earned as a result of the discounts in tariff provided for under Aneel’s Normative Resolution no. 77/2004 and ANEEL’s Order no. 1.844/2017 (tariffs for subsidized sources), and which shall be subject to the conformance in the subsequent tariff cycles.

Revenue from Return of Investment in Transmission	114,905	125,129	-8.2

The variation was mainly due to: (i) decrease of the financial adjustment of receivables connected to RBSE by virtue of the receipts over the period, according to MME 120 ordinance; and (ii) supplement in 3Q17 of the balance of the financial asset of RBSE, because, due to the change of the method of financial updating of the receivables, of adjustment to IPCA for TIR from the cash flow of subsequent RAPs, there was recalculation of the amount.

Transmission Construction Income	11,434	17,542	-34.8	The variation was mainly due to: (i) in 3Q18, there is a smaller volume of investments compared to the previous year. No effect for the result, due to construction expense of equal value.
Other Incomes	14,803	13,879	6.7

The variation was mainly due to: (i) annual adjustments in third-party service agreements; and (ii) recognition, as of December 2017, of a new infrastructure sharing agreement with a telephone company.

Deductions to the Operating Revenue	-71,768	-73,241	-2.0	The variation was mainly due to: (i) reduction of the volume of regulatory transmission income. It should be noted that the taxes are calculated based on the regulatory accounting.
ROL	546,382	525,817	3.9

Operating Costs and Expenses
Operating expenses and expenses posted, in 3Q18, an increase by 37.87% compared to 3Q17, from R$ 181 million to R$ 250 million, with the variations listed below:

PMSO	3Q18	3Q17	Variation (%)	Analysis
Personnel	-98,376	-110,003	-10.6

The variation was mainly due to: (i) adjustment of the collective bargaining agreement for 2017/2018 by 1.69% applied as of July 2018, offser by; (ii) reduction of staff, impacted by dismissal until December 2017 of 194 employees who agreed to PAE - Special Retirement Plan; and (iii) change to the manner of payment of dangerous work premium, which led to decrease in the amount spent, because, as of July 2018, values started being paid in the subsequent months, and, as a result, there is a lower number of employees connected to the activity under risk.

Material	-1,581	-2,497	-36.7	The variation was mainly due to: (i) transfer of assets (SPE’s Hermenegildo I, II, III and Chuí IX) to Eletrobras, executed in December 2017 by means of Datio in Solutum.
Services	-26,078	-27,856	-6.4	The variation was mainly due to: (i) transfer of assets (SPE’s Hermenegildo I, II, III and Chuí IX) to Eletrobras, executed in December 2017 by means of Datio in Solutum.
Volunteer Dismissal Plan (Provision)/ PAE	-649	-11,792	-94.5

The variation was mainly due to: (i) the initial recognition of the estimated obligations with the Special Retirement Program - PAE, happening in June 2017, with adjustment of provision in the third quarter of 2017 as a result of the adhesion period; and (ii) in 2018, there is an entry of medical expenses connected to the Dismissal Incentive Plan - PID, with a realization highen than the estimated volume.

Other	-11,620	-10,072	15.4

The variation was mainly due to: (i) exchange of Assets between Eletrosul and Copel. There was transfer to Copel of the interest in SPE Marumbi (20%) and SPE Costa Oeste (49%), and receipt from Copel of the interest in SPE TSBE (20%). As a result, the company holds full interest in SPE TSBE. The final accounting result was positive by R$ 5.2 milhões, although part of the value was registered under the reversal of provision (R$ 8.2 million) and partially in other expenses (R$ 3.0 million).

Donations and Contributions	0	0	0.0
Other Operating Expenses	-11,620	-10,072	15.4
TOTAL PMSO	-138,304	-162,220	-14.7

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Costs	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	-125,722	-88,931	41.4

The variation was mainly due to: (i) Eletrosul has a Power Purchase Agreement - PPA executed with SPEs for hydraulic generation ESBR and Teles Pires, and SPEs for wind power generation Hermenegildo I, II, III and Chuí IX.  As of January 2018, owing to the Datio in Solutum for payment purposes that happened by the end of 2017, wind power generation SPEs are not consolidated any longer, i.e., the values start being accounted for as power purchased for resale; (ii) variation of prices (contract adjustments); and (iii) debt entry in CCEE in July and August 2018, amounting to R$ 14.1 million, with the resulting offset of credits generated in the previous months, especially June 2018.

Fuel	0	0	0.0
Charges for the Use of the Electricity Grid	-5,558	-6,965	-20.2	The variation was mainly due to: (i) transfer to Eletrobras of consolidated assets (SPEs Hermenegildo I, II, III and Chuí IX), through a Datio in Solutum.
Construction Expense	-11,434	-17,542	-34.8	No effect in the result due to equal value in the construction income.
Depreciation and Amortization	-34,988	-44,679	-21.7	The variation was mainly due to: (i) transfer to Eletrobras of consolidated assets (SPEs Hermenegildo I, II, III and Chuí IX), through a Datio in Solutum.

Operating Provisions	3Q18	3Q17	Variation (%)	Analysis
	66,052	139,043	-52.5

The variation was mainly due to: (i) effect, in 3Q17, of the reversal of impairment amounting to R$ 147 million, mainly connected to power generation, given that the reversal in 3Q18 was R$ 107 million, also especially regarding power generation. The management of the expenditure with PMSO, the decrease of the generation discount rate of 6.12% to 5.92%, and revaluation of the premisses of GSF were the main factors that changed the impairment in 3Q18; (ii) reversal of R$ 8.2 million connected to the provision for investment losses (SPE TSBE) recorded in December 2017; and (iii) provision for regulatory penalty connected to the caducity of Electric Energy Transmission Concession Agreement no. 001/2015 (ANEEL Auction no. 004/2014 – Lot A), established by means of MME Ordinance no. 466, dated October 31, 2018. The value allocated as a provision was R$ 45.9 Million.

Financial Income	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	11,748	17,935	-34.5	The variation was mainly due to: (i) variation in the amount of available funds and securities, as well as the yield of investments.
Debt Charges - Loans and Financing	-47,254	-107,893	-56.2

The variation was mainly due to: (i) decrease in the outstanding balance of loan agreements as a result of amortizations, mainly with Eletrobras. The amortizations occurred due to the receipt, in August 2017, of resources from Law 8,727/93, with which R$ 470 million of loans with Eletrobras were paid, as well as Datio in Solutum, made in December 2017, through which interests were transferred in SPEs (SPEs Hermenegildo I, II, III and Chuí IX) to Eletrobras, which allowed the payment of R$ 939 million in loans. In June 2018, there was also Datio in Solutum, whereby interests in transmission SPEs were transferred to Eletrobras, which allowed the payment of R$ 87 million of loans.

Debt Charges - Suppliers	-144	-7,392	-98.1	The variation was mainly due to: (i) transfer of consolidated assets (SPE’s Hermenegildo I, II, III and Chuí IX) to Eletrobras, in December 2017, by means of Datio in Solutum.
Interest Paid in Arrears	0	0	0.0
Net Exchange Variation	-8,581	1,894	-553.1	The variation was mainly due to: (i) financing agreement denominated in Euro, owing to the exchange rate variation in 3Q18
Net Monetary Correction	-1,820	-5,964	-69.5

The variation was mainly due to: (i) decrease in the outstanding balance of loan agreements as a result of amortizations, mainly with Eletrobras. The amortizations occurred due to the receipt, in August 2017, of resources from Law 8,727/93, with which R$ 470 million of loans were paid, as well as Datio in Solutum, made in December 2017, through which interests were transferred in wind power generation SPEs to Eletrobras, which allowed the payment of R$ 939 million in loans. In June 2018, there was also Datio in Solutum, whereby interests in transmission SPEs were transferred to Eletrobras, which allowed the payment of R$ 87 million of loans.

Other Financial Revenue/Expenses	-8,242	12,824	-164.3

The variation was mainly due to: (i) in 2017, there was an entry of interests on renegotiated power credits, connected to Law 8.727/93. As of August 2017, by virtue of their settlement by the National Treasury, there is not inherent financial revenue any longer.

Equity Interests (Equity)	3Q18	3Q17	Variation (%)	Analysis
	-77,942	2,600	-3,097.8

The variation was mainly due to: (i) positive result assessed, in 2017, by invested companies Livramento Holding, Chuí Holding and Santa Vitória Palmar Holding. After the option for MCSD (suspension of contract of CCEARs), invested companies started selling energy in bilateral contracts and/or liquidating in CCEE at prices higher than the contracts executed with the distribution companies under ACR. Such fact led to a higher volume of income. It should be noted that, after a business combination, SPE’s Santa Vitória do Palmar and Chuí Holding were transferred to Eletrobras in December 2017, through a Datio in Solutum; and (ii) in the third quarter of 2018, the negative result  of ESBRp is higher by R$ 53,80 million to the negative result in the same quarter of 2017.

Income Tax and CSLL	3Q18	3Q17	Variation (%)	Analysis
Current IR and CSLL	-51,056	-33,894	50.6	The variation was mainly due to: (i) increase, in the third quarter of 2018, of the current base in connection with the taxable income variation.
Deferred IR and CSLL	-29,400	-53,275	-44.8	The variation was mainly due to: (i) decrease in 2018 of the deferred base connected to the variation of provisions.

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

ELETRONUCLEAR

Result Analysis

The Company posted, in 3Q18, a result 412.12% higher than that ascertained in 3Q17, going from a loss of R$ 49.7 million in 3Q17 to a profit of R$ 155 million in 3Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, an increase of 6.67% compared to 3Q17, going from R$ 711 million in 3Q17 to R$ 758 million in 3Q18. The variations of each income account are detailed below:

Gross Revenue	3Q18	3Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	865,248	811,176	6.7

The variation is due to the following reasons: (i) updating of the fixed revenue established by ANEEL, through ANEEL Resolution No. 2.359 / 2017, for Angra 1 and 2, with an increase between 3Q17 and 3Q18 of R$ 74 million ; partially offset by (ii) a reduction in the provision for the variable portion referring to the surplus of electric power generated / supplied, being the decrease between 3Q17 and 3Q18 of R$ 19.7 million

Deductions to the Operating Revenue	-106,358	-99,749	6.6	The variation was mainly due to: (i) taxation of 9.25% of PIS and COFINS as a result of the increase of Gross Operating Revenue; (ii) increase of the contributions of consumer charges
ROL	758,890	711,427	6.7

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 3T18, a decrease by 24.7% compared to 3Q17, going from R$ 705.8 million in 3Q17 to R$ 531.5 million in 3Q18.  The variations of each income account are detailed below:

PMSO	3Q18	3Q17	Variation (%)	Analysis
Personnel	-144,588	-150,782	-4.1

The variation was mainly due to: (i) policy of reduction of expenses established by the Company, chiefly savings, in 3Q18, about R$ 17 million of PAE - Special Retirement Plan, and R$ 3.8 million connected to the reduction of overtime, which offset the (ii) adjustment of the application of the adjustment of ACT 2017/2018 of 1.69%.

Material	-6,689	-24,976	-73.2

The variation was mainly due to: (i) consumption of materials in the shutdowns of power plans to change nuclear fuel, an event in whcuh the company performs additional maintenance, and power plants need to be turned off, which happens in different periods; in 2018, Angra 2 has been shuit down from February 17, 2018 to March 20, 2018, and, in 2017, the shutdown of power plant Angra 1 happened in August to October 2017.

Services	-61,981	-81,513	-24.0

The variation was mainly due to: (i) activity of maintenance and change of nuclear fuel in the shutdowns of power plants to change nuclear fuel, which hapenned in different periods; in 2018, there was shutdown of Angra 2, from February 17, 2018 to March 20, 2018 and, in 2017, the shutdown of power plant Angra 1 happened during the months from August to October 2017.

Volunteer Dismissal Plan (Provision)	264	-4,811	-105.5

The variation was mainly due to: (i) effect of the provision of PAE in 2Q17, for 185 adhesions, which was higher than the adhesions to PDC (20 adhesions) performed in 2Q18. The provisions of PDC/PAE are reverted to the extent that payments are made (entry under the personnel account). In 2018, there was an amount of provision connected to the health care insurance of PDC, which surpassed the actyal realization, thus generating a reversal of provision. The cost with PDC incentive in 3Q18 was R$ 200 thousand, and there was a reversal of R$ 464 thousand.

Other	-24,233	-21,800	11.2	The variation was mainly due to: (i) increase in expenses with taxes, especially PIS/COFINS on financial income, in the amount of R$ 1 million, and rent amounting to R$ 1 million.
Donations and Contributions	0	0	0.0
Other Operating Expenses	-24,233	-21,800	11.2
TOTAL PMSO	-237,227	-283,882	-16.4

Operating Costs	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0
Fuel	-119,606	-92,422	29.4

The variation was mainly due to: (i) discontinuance of the consumption of nuclear fuel over the period of shutdown of plants, event in which power plants need to be shut down, which happened in different periods; in 2018, Angra 2 was shutdown from February 17, 2018 to March 20, 2018, and, in 2017, the shutdown of power plant Angra 1 happened over the months from August to October 2017.

Charges for the Use of the Electricity Grid	-34,389	-29,107	18.1

The variation was mainly due to: (i) decrease of the charge for the use of transmission system amounting to R$ 3.7 million in the period under comparison; and (ii) charge for the use of the distribution system amounting to R$ 9 million ref. to the charge of ENEL Distribuidora, as authorized by ANEEL Order 1,283/2018.

Construction Expense	0	0	0.0
Depreciation and Amortization	-126,010	-98,517	27.9	The variation was mainly due to: (i) increase in the depreciation base as a result of the additional estimted decommissioning liabilities recognized as a corresponding entry fixed assets in 3Q18.

Operating Provisions	3Q18	3Q17	Variation (%)	Analysis
	-14,227	-201,915	-93.0

The variation was mainly due to: (i) entry of provision for Impairment in different periods. In 2017, the impairment test was conducted in 3Q17, thus impacting the entry of provision for Impairment/Onerous Contract amounting to R$ 181 million. In 2018, the Impairment test will be performed in 4Q18.

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Financial Income	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	768	2,022	-62.0	The variation was mainly due to: (i) decrease in the balance of financial investments over the period
Debt Charges	-13,342	-18,115	-26.3	The variation was mainly due to: (i) reduction of the indebtedness level, except Angra 3.
Net Exchange Variation	-14,634	-3,738	291.5

The variation was mainly due to: (i) increase of balance of suppliers of material and service of Angra 1 and Angra 2 in foreign currency. The exchange rate varation of supplies in foreign currency for Angra 3 did not impact the result, given that they are capitalized.

Net Monetary Correction	-2,692	1,278	-310.6	The variation was mainly due to: (i) reduction of the basis of payments into court; (ii) increase of balance of suppliers in foreign currency.
Other Financial Revenue/Expenses	-53	-23,804	-99.8

The variation was mainly due to: (i) increase in the adjustment and present value on the decommissioning amounting to R$ 15 million; and (ii) interest and fine on the provision of use of distribution system amounting to R$ 5 million ref. to collection of ENEL Distribuidora, as authorized by ANEEL Order 1.283/2018.

Income Tax and CSLL	3Q18	3Q17	Variation (%)	Analysis
Current IR and CSLL	-42,418	-12,907	228.6	The variation was mainly due to: (i) taxation of IR/CSLL on the taxable income.
Deferred IR and CSLL	0	0	0.0
Revenue from Tax Incentives	0	0	0.0

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

CGTEE

Result Analysis

The Company posted, in 3Q18, a result 127.05% lower that ascertained in 3Q17, going from a loss by R$ 88.4 million in 3T17 to a loss by R$ 200.7 million in 3Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue posted, in 3Q18, a decrease of 10.34% compared to 3Q17, going from R$ 169 million in 3Q17 to R$ 151.6 million in 3Q18.  The variations of each income account are detailed below:

Gross Revenue	3Q18	3Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	190,420	193,464	-1.6	The variation was mainly due to: (i) decrease of the spot price on the energy invested in the free-trading environment.
Other Incomes	773	971	-20.4	The variation was mainly due to: (i) decrease in the trading of ashes over the period.
Deductions to the Operating Revenue	-39,526	-25,282	56.3	The variation was mainly due to: (i) payment of industry charges of RGR amounting to R$ 18 million in 3Q18.
ROL	151,667	169,153	-10.3

Operating Costs and Expenses
Expenses and operating costs, in 3Q18, increased by 68.70% compared to 3Q17, from R$ 149.5 millhion to R$ 252 million, with the variations listed below:

PMSO	3Q18	3Q17	Variation (%)	Analysis
Personnel	-19,334	-26,758	-27.7

The variation was mainly due to: (i) policy of reduction of expenses established by the Company, mainly because of savings, in 3Q18, leading to a global decrease about 40% of the staff between the periods by means of the plans of PAE - Special Retirement Plan, and PDC - Agreed Dismissal Plan and, on average, 50% of reduction of overtime and dangerous work.

Material	-21,599	-19,924	8.4	The variation was mainly due to: (i) increase in the cost with CAL.
Services	-11,056	-8,245	34.1	The variation was mainly due to: (i) decrease of servive agreements due to disconnection of the units of Presidente Médice Power Plant.
Volunteer Dismissal Plan (Provision)/ PAE	0	0	0.0	Not applicable.
Other	-11,670	-5,264	121.7	The variation was mainly due to: (i) increase of expenses with labor litigation.
Donations and Contributions	0	0	0
Other Operating Expenses	-11,670	-5,264	121.7
TOTAL PMSO	-63,659	-60,191	5.8

Operating Costs	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	-55,328	-53,242	3.9	The variation was mainly due to: (i) increase of the cost with energy due to the revaluation of the purchase of energy of MCP - Short Term Market.
Fuel	-30,105	-44,215	-160.5	The variation was mainly due to: (i) decrease of the coal fuel cost, due to the disconnection of the units of Presidente Médice Power Plant.
(-) Recovery of CCC Expenses	33,578	38,473
Charges for the Use of the Electricity Grid	-12,145	-11,815	2.8	The variation was mainly due to: (i) increase of the cost with CUST for adjustment of prices.
Construction Expense	0	0	0	Not applicable.
Depreciation and Amortization	-14,554	-14,218	2.4	The variation was mainly due to: (i) placement of goods at the service of Phase C.

Operating Provisions	3Q18	3Q17	Variation (%)	Analysis
	-110,055	-4,327	2,443.4

The variation was mainly due to: (i) currency appreciation of the values involved in the action filed by Banco KFW (increment of R$ 73 million in 3Q18 as civil contingency); (ii) increment of provision of R$ 32 million in the third quarter as a result of the coverage for labor litigations with the risk of likely loss.

Financial Income	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	840	614	36.8	The variation was mainly due to: (i) increase of financial investment.
Debt Charges	-94,756	-94,990	-0.2	The variation was mainly due to: (i) global reduction in the account owing to the smallr Selic rate over the period.
Net Exchange Variation	0	0	0.0	Not applicable.
Net Monetary Correction	0	0	0.0	Not applicable.
Other Financial Revenue/Expenses	-46	-11,641	-99.6

The variation was mainly due to: (i) the reduction of other expenses from the reclassification of fine on loans as Debt charges upon request of independent auditors (from “Other Financial Expenses” to “Debt Charges”).

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

AMAZONAS GT

Result Analysis

The Company posted, in 3Q18, a result 226.61% highern than that ascertained in 3Q17, going from a loss  of R$ 77.9 million in 3Q17 to a profit of R$ 98 million in 3Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue posted, in 3Q18, an increase of 232.29% compared to 3Q17, going from R$ 98,6 million in 3Q17 to R$ 327,8 million in 3Q18.  The variations of each income account are detailed below:

Gross Revenue	3Q18	3Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	129,817	144,033	-9.9

The variation was mainly due to: (i) decrease in the amounts of power contracted, especially UTE Mauá block 3, given that the natural gas (fuel) has not been fully provided to this thermal power plant.

Supply	0	0	0	Not applicable.
Short Term Market (CCEE)	252,101	0	100.0

The variation was mainly due to: (i) revenue of  MCP -  Short Term Market of the plant of Mauá 3 sold to PLD in connection with the months of August and September 2018. In 2017, there was not income connected to such operation

Generation Construction Income	0	0	0	Not applicable.
Transmission
RAPs LT not renewed	171	196	-12.8	The variation was mainly due to: (i) amortization of retroactive RAP.
O&M LT renewed by Law 12.783/2013	0	0	0.0	Not applicable.
Revenue from Return of Investment in Transmission	6,610	9,042	-26.9

The variation is mainly due to the following reason: (i) retroactive RAP amortization from January to June/18. As of July/18 the amortization is only on the current RAP. The retroactive RAP was in the order of R$ 16 million per month. In 3Q17, the Company had the amortization of 3 installments, a fact that did not occur in 3Q18,

Transmission Construction Income	7,196	806	792.8	The variation was mainly due to: (i) increase of fixed assets (purchases of transformers) in August 2018, without impact on the result owing to the expense with construction at the same value.
Other Incomes	0	0	0.0
Deductions to the Operating Revenue	-68,105	-55,430	22.9	The variation was mainly due to: (i) increase of the deductions (PIS/COFINS) as a result of the revenue from MCP - Short Term Market of the power plant of Mauá 3.
ROL	327,790	98,647	232.3

Operating Costs and Expenses
Operating expenses and expenses posted, in 3Q18, an increase by 2% compared to 3Q17, from R$ 131 million to R$ 134 million, with the variations listed below:

PMSO	3Q18	3Q17	Variation (%)	Analysis
Personnel	-36,204	-32,307	12.1

The variation is mainly due to the following reasons: (i) application of the evaluation and performance system; and (ii) a salary increase of 1.69% under collective agreement, being retroactive to May / 2018.

Material	-1,175	-20,094	-94

The variation was mainly due to: (i) increase, in 3Q17, as a result of the maintenances of power plants, especially the power plants of Mauá complex. In the same period of 2018, there was no such maintenances.

Services	-16,704	-10,250	63.0

The variation was mainly due to: (i) increase as a result of the maintenances of plant, performed according to Contract 053/OC/2015 (Andrade Gutierrez - O&M) of UTE Mauá 3 and the MTU supplier of UTE Aparecida.

Volunteer Dismissal Plan (Provision)	0	0	0.0	Not applicable
Other	-4,501	-6,340	-29.0

The variation was mainly due to: (i) recording under the account of Recovery of Expenses in MCP referring to ANEEL Decrees no. 211, dated January 26, 2018 and no. 628, dated March 20, 2018. The respective dispatches relate to the reimbursement to AmGT of the costs with the test operation of the plants generating the thermoelectric plants UTE São José and UTE Flores, as well as reimbursement of costs with the operation of the UTE's Mauá Bloco 3, Iranduba and Flores.

Donations and Contributions	0	0	0.0
Other Operating Expenses	-4,501	-6,340	-29.0
TOTAL PMSO	-58,584	-68,991	-15.1

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Costs	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	-25,564	-69,608	-63.3

The variation was mainly due to: (i) decrease, in 3Q18, occurred due to the increase in the generation of Aparecida and Mauá Bloco 3 UTEs. Besides this, as of April, the power plats resumed operations, but below contracted capacity.

Fuel	-420,514	-319,283	203.6

The variation was mainly due to: (i) consumption of gas for the power plant of Mauá 3 (TG1 and TG2), when, in the same period of 2017, there was not gas consumption; and (ii) higher Expense Recovery upon the reimbursement of UTE Mauá 3 (TG1).

(-) Recovery of CCC Expenses	348,543	295,574
Charges for the Use of the Electricity Grid	-3,340	-9,141	-63.5

The variation was mainly due to: (i) reduction of values of Charges of EUST and EUSD in 3Q18 compared to the same period in 2017, given that the invoices were not registered according to the accrual basis, by virtue of the delay in invoicing by Amazonas D.

Construction Expense	-7,196	-806	792.8	The variation was mainly due to: (i) increases of Fixed Assets (purchases of transformers) in August 2018, without impact on the result owing to a corresponding entry of construction revenue.
Depreciation and Amortization	-11,252	-14,046	-19.9

The variation was mainly due to: (i) reversal of the depreciation of the transmission assets, as of June/17, the period in which the Company began to record RAP, and therefore, the transmission assets started to comprise the account of Financial Assets.

Operating Provisions	3Q18	3Q17	Variation (%)	Analysis
	43,919	54,942	-20.1	The variation is mainly due to the following reason: (i) in 3Q17 there was a R$ 47.2 million impairment charge. For the year 2018, impairment will be assessed in 4Q18.

Financial Income	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	3,640	1,013	259.3	The variation was mainly due to: (i) the financial investments were higher, and, therefore, the revenue either.
Debt Charges	-47,435	-56,041	-15.4	The variation was mainly due to: (i) in 3Q17, the rates used for adjustments were higher than those in the same period of 2018.
Interest Paid in Arrears	0	0	0.0
Net Exchange Variation	-747	0	0.0
Net Monetary Correction	-7,234	3,650	-298.2	The variation is mainly due to the following reason: (i) reversal of judicial deposits in 3Q18; (ii) reduction in the indices used to update judicial deposits.
Other Financial Revenue/Expenses	-23,961	-10,286	132.9	The variation was mainly due to: (i) adjustment of values payable of PIS, COFINS, IR, and CSSL for the first half of 2018.

Income Tax and CSLL	3Q18	3Q17	Variation (%)	Analysis
Current IR and CSLL	-19,396	0	0.0
Deferred IR and CSLL	0	16,447	-100.0

The variation was mainly due to: (i) value referring to amortization of 3/12 of the year of 2017, resulting from IR and CSLL levied on RAP retroactively to 2017. In 2018, the amortization ended in June, and, therefore, there was no entry in 3Q18.

Revenue from Tax Incentives	0	0	0.0

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Market Letter - Annex II - 3Q18
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ELETROPAR

Result Analysis

The Company posted, in 3T18, a result 127.06% higher than that ascertained in 3Q17, going from a profit of R$ 3.2 million in 3Q17 to a profit of R$ 7.2million in 3Q18, mainly due to the reasons described below.

Operating Costs and Expenses

The Operating expenses and costs presented, in 3Q18, a decrease by 132.79% compared to 3Q17, going from a negative value of R$ 1.2 million to a reversal of R$ 404 thousand, presenting the variations listed below:

Gross Revenue	3Q18	3Q17	Variation (%)	Analysis
Other Incomes	0	0	0.0	Not applicable.
ROL	0	0	0.0

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Personnel	-804	-695	15.7	The variation was mainly due to: (i) application of the adjustment of ACT 2017/2018 by 1.69%; (ii) provisions of 13th salary and vacation.
Material	-4	0	100.0	The variation was mainly due to: (i) expenses upon demand. There is no specific schedule for material purchases.
Services	-303	-403	-24.8

The variation is mainly due to the following reason: (i) in 2017, the readjustment of the ABRA Rio contract, related to Administrative Support Services, occurred in September/17, with a readjustment of 9.2%. The renegotiation of the period from August 16 to September 17 was paid in the amount of R $ 43 thousand. In 2018, the adjustment was 3.98%, with the repricing charged only in Oct/18 in the amount of R$ 20 thousand. In addition, in the 3Q2017 the amount of R$ 70 thousand was paid referring to the publication of the Minutes of the General Meeting.

Other	-167	-134	24.6	The variation was mainly due to: (i) payment of PIS/COFINS on the financial revenues. In the 3rd quarter of 2018, the value was R$ 97 thousand, compared to R$ 63 thousand in the 3rd quarter of 2017.
Depreciation and Amortization	-6	-12	-50.0
Other Operating Expenses	-161	-122	32.0
TOTAL PMSO	-1,278	-1,232	3.7

Operating Provisions - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
	1,682	0	100.0

The variation is mainly due to the following reason: (i) reversal of the allowance for loan losses related to receivables from Eletronet, in the amount of R$ 2 million, and a provision for the difference between Eletronet and the assignors, in the amount of R $ 444 thousand.

Financial Result - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	2,072	1,289	60.7	The variation was mainly due to: (i) higher value invested.
Other Financial Revenue/Expenses	-92	97	-194.8	The variation was mainly due to: (i) decrease of the balance to be adjusted connected to the agreement with creditors.

Equity Interests (Equity) - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
	4,540	3,065	48.1	The variation was mainly due to: (i) higher revenue upon equity method with CTEEP.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Current IR and CSLL	308	-34	-1,005.9	The variation was mainly due to: (i) negative base for ascertainment of IR/CSLL.

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Market Letter - Annex II - 3Q18
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Eletroacre

Result Analysis

The Company posted, in 3Q18, a result 141.15% lower than that ascertained in 3Q17, going from an income  of R$ 37 million in 3Q17 to a loss of R$ 15.2 million in 3Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, a decrease of 1.30% compared to 3Q17, going from R$ 151.7 million in 3Q17 to R$ 149,6 million in 3Q18.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Distribution
Supply	160,625	165,976	-3.22

The variation was mainly due to: (i) tariff adjustment of 1.51% as of November 2017, offset by (ii) loss in the power consumption as a result of the smaller temperature in the State of Acre in July and August.

Short-Term Electricity	11,990	42,380	-71.7	The variation was mainly due to: (i) reduction of the trading of surplus revenue due to the overcontracting, which was smaller in 3Q18, owing to the power suppliers contract termination.
Construction Revenue	4,854	6,348	-23.5

Such revenue is fully offset by the Construction Costs, at the same value, and matches the Company’s investment in the period of the assets under concession, which shall be covered in the covered tariff of the consumers by means of BRR – Regulatory Yield Basis. The variation was mainly due to: (i) inflow, in September 2018, of governmental resources, classified as special obligations, which reduces BRR – Regulatory Yield Base.

CVA Revenue	26,331	9,682	172.0

The variation is mainly due to: (i) the costs with the purchase of electricity are higher than the value covered by the tariff, which is R$ 16 million; (ii) recognition of the regulatory asset corresponding to the liability from the debts with RGR funds assumed by Eletroacre, as the distributor appointed for the provision of the electricity distribution utility, under the terms of MME 301 Ordinance, amounting to R$ 14 million

Other Operating Revenues	16,930	3,905	333.5	The variation was mainly due to: (i) revenue of New Replacement Value -VNR due to unitization of twe substations purchased by Eletroacre by Eletronorte.
Deductions to the Operating Revenue	-71,034	-76,628	-7.3	The variation was mainly due to: (i) drop in operating revenues, in accordance with the reasons above.
ROL	149,696	151,663	-1.3	The variation was due to the reasons explained above.

Operating Costs and Expenses
Operating Expenses and Costs, in 3Q18, increased by 18.52% compared to 3Q17, from R$ 126.6 millhion to R$ 150 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Personnel	-13,414	-12,287	9.2

The variation was mainly due to: (i) application of the adjustment of ACT 2017/2018 of 1.69%; (ii) hiring of employees after 3Q17, for insourcing of services, until then provided by outsourced manpower, upon court order.

Material	-433	-540	-19.8	The variation was mainly due to: (i) significant reduction of the purchase of materials owing to the process of reduction of costs guided by Eletrobras
Services	-17,291	-17,613	-1.8	The variation was mainly due to: (i) reduction of contracted services, due to the process of reduction of costs guided by Eletrobras
Other	-13,775	-12,242	12.5

The variation was mainly due to: (i) write-off of prescribed credits; and (ii) judicial indemnities connected to the judicial agreement connected to cases filed by former service providers of the Company, amounting to R$ 5.7 million

Donations and Contributions	0	0	0
Other Operating Expenses	-13,775	-12,242	12.5
TOTAL PMSO	-44,913	-42,682	5.2	The variation was due to the reasons explained above.

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	-137,534	-131,526	4.6	The variation was mainly due to: (i) increase in the value of the Price of Settlement of Differences – PLD per submarket and load threshold.
Fuel	0	0	24.31

The variation was mainly due to: (i) with the new modality of agreement with PIEs, as consented by ANEEL, all the power generating equipments were changed making the generation more efficient, and with recognition of CCC reimbursement, under the terms of Law 12.111.

(-) Recovery of CCC Expenses	59,116	47,556
Charges for the Use of the Electricity Grid	-3,801	-2,074	83.3

The variation was mainly due to: (i) increase in the cost of transmission due to the beginning of the payment of the indemnities passed on to the transmitters that adhered to the early renewal of the concession contracts through Law 12.783, referred tgo as RBSE.

Construction Expense	-4,854	-6,348	-23.5

Such expense is fully offset by the Construction Revenues, at the same value, and matches the Company’s investment in the period of the assets under concession, which shall be covered in the covered tariff of the consumers by means of BRR – Regulatory Yield Basis. The variation was mainly due to: (i) inflow, in September 2018, of governmental resources, classified as special obligations, which reduces BRR – Regulatory Yield Base.

Depreciation and Amortization	-8,228	-6,646	23.8	The variation was mainly due to: (i) booking of depreciation of substations purchased by Eletroacre owned by Eletronorte.
Operating Provisions - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
	-9,877	15,103	-165.4	The variation was mainly due to: (i) provisions for contingencies realized in 3Q18 at R$ 3.2 million; (iii) Provisions for Doubtful Debtors (PCLD) at R$ 6.6 million.

Financial Result - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	-3	233	-101.3	The variation was mainly due to: (i) smaller volume of applications due to the curt of RGR resources.
Debt Charges	-4,354	-11,815	-63.1	The variation was mainly due to: (i) temporary suspension of the payment of contracts with Eletrobras.
Interest paid in arrears for energy sold	2,758	6,629	-58.4	The variation was mainly due to: (i) smaller default of consumers.
Net Monetary Correction	-11,999	-7,819	53.5	The variation was mainly due to: (i) reduction of the adjustments of rights receivable of CCC due to the drop in IPCA.
Asset Update/CVA Regulatory Liability	3,474	0	100.0

The variation was mainly due to: (i) the updating of the recognition of regulatory assets connected to liabilities arising from debt with the RGR fund assumed by Eletroacre, as the distributor appointed for the provision of electricity distribution utility, under the terms of Ordinance MME 301.

Other Financial Revenue/Expenses	-5,619	24,757	-122.7	The variation was mainly due to: (i) loss of discounts of installment payments of ICMS owing to delay in such payment.

DFR - Investor Relations Superintendence
Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

AMAZONAS D

Result Analysis

The Company posted, in 3Q18, a result 41.6% higher than that ascertained in 3Q17, going from a loss  of R$ 1,013.5 million in 3Q17 to a loss of R$ 592 million in 3Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, an increase of 15% compared to 3Q17, going from R$ 724 million in 3Q17 to R$ 834 million in 3Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Distribution
Supply	856,343	745,853	14.8

The variation was mainly due to: (i) impact of the a positive impact of the annual tariff adjustment that repositioned the average tariffs by 17.13% (2017/2018 cycle); and (ii) estabilization of the migration of free consumers to ACL. The result partially reflects the effect of the movement of such clients to the free market, although the amount of power transported (free clients) grew 25%.

Short Term Market (CCEE)	40,903	72,125	-43.3

The variation was mainly due to: (i) the Company had a surplus of power for settlement in CCEE smaller than that in the previous year; and (ii) reduction of the overcontracting owing to participation in the Surplus and Defficit Compensation Mechanism (MCSD - Appointed Companies), the volume assigned in the year was 263,938 MWh (equal to 3% of the total overcontracting), accounting for a future revenue of R$ 51 million, however, the economic impact was not regarded, owing to the schedule of reconciliation, which is to happen late 2018.

Construction Revenue	52,045	68,988	-24.6	Such revenue is fully offset by the Construction Costs, at the same value, and matches the Company’s investment in the period of the assets under concession.
CVA Revenue	83,052	25,722	222.9

The variation was mainly due to: (i) recognition of the economic neutrality of the debts assumed with resources of RGR for provision of distribution utility, whose tariff coverage was recognized by ANEEL (242/2018 Official Letter).

Other Operating Revenues	32,384	14,112	129.5

The variation was mainly due to: (i) impact of the subsidy of source load, as recognized by ANEEL in IRT 2017/2018 in 3Q18 (24 million), o which did not happen in 3Q17. Said subsidy is costed with CDE resources, and is earmarked for compensating the company for the loss of revenued arising from the concession of tariff discounts to the generators and consumers of subsidized source.

Deductions to the Operating Revenue	-231,130	-202,740	14.0

The variation was mainly due to: (i) PIS/COFINS and R&D/PEE levied on the onstallment of the CVA Revenue recognized by virtue of the economic neutrality of the debts assumed with RGR resources; and (ii) increase of the calculation tax base of ICMS, PIS/COFINS and R&D/PEE by virtue of tariff repositioning.

ROL	833,597	724,060	15.1

Operating Costs and Expenses
Operating Expenses and Costs posted, in 3Q18, an increase by 3% compared to 3Q17, from R$ 1.149 million to R$ 1.184 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q18	3Q17	Variation (%)
Personnel	-98,561	-89,522	10.1	The variation was mainly due to: (i) application of the adjustment of ACT 2017/2018 by 1.69%; and (ii) health and hospital care expenses due to the increase of hospital admissions and home care.
Material	-8,296	-8,867	-6.4

The variation was mainly due to: (i) application of materials connected to projects and actions strictly needed for maintenance and safety of the electric system, aiming at the provision of the Distribution utility.

Services	-53,486	-77,605	-31.1

The variation was mainly due to: (i) in cargo transport: rationalization of the use of aircarft freight services in emergency transports to uptown the State, and scheduled sending of materials; (ii) in information technology: reduction in “Technical Service” and “Equipment Maintenance and Conservation”; (iii) racionalization of the use of telephony and link; and (iv) reduction in the expenditure with the maintenance and conservation of furniture, equipment, and real estate.

Other	-128,985	-35,223	266.2

The variation was mainly due to: (i) the payment of Civil Indemnities (R$ 8.9 million) and Labor Indemnities (R$ 4.2 million); and (ii) cutting factor on losses applied to CCC reimbursement. There was an increase of R$ 75.6 million justified by the reducing index applied to the CCC/CDE reimbursement, which, until 3Q17, was 2.3%, in 3Q18, the index applied was 8.4%.

Donations and Contributions	0	0	0.0
Other Operating Expenses	-128,985	-35,223	266.2
TOTAL PMSO	-289,328	-211,217	37

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	-506,606	-528,083	-4.1	The variation was mainly due to: (i) There was reduction of the rental of generation sets with the suppression of 25 GG, thus reducing the value contracted per month.
Fuel	-1,048,970	-920,362	-360.7

The variation was mainly due to: (i) smaller recovery of expenses owing to the disallowances carried out by CCCE under the guidance of ANEEL with respect to the reimbursement of the total generation cost (CTG), with such disallowances being connected to the gas volume contracted, transport tariff charged under the gas contract, availability of power and energy and net fuel.

(-) Recovery of CCC Expenses	789,326	1,019,938
Charges for the Use of the Electricity Grid	-44,413	-55,816	-20.4	The variation was mainly due to: (i) In 3Q17, there were unusual situations with the regularization of registration of untimely invoices.
Construction Expense	-52,046	-68,988	-24.6	Such expense is fully offset by the Construction Revenue, at the same value, and matches the Company’s investment in the period of the assets under concession.
Depreciation and Amortization	-54,451	-45,925	18.6	The variation was mainly due to: (i) unitization of R$ 39 million

Operating Provisions - R$ thousand	3Q18	3Q17	Variation (%)	Analysis
	22,729	-338,835	-106.7

The variation was mainly due to: (i) increase of PCLD by 25.2% (R$ 16.8 million), owing to the economic contraction, and the increase of tariffs by 17.1% and the default of clients with injunctions; (ii) CCC: in 3Q17, the Company recognized a provision for disallowances/losses of CCC amounting to R$ 349 million by virtue of the ruling rendered down in ANEEL Order no. 2.504/17, which suspended the disbursements of the Debt Confession Contracts – CCD; and (iii) Unsecured Liabilities in subsidiaries: reduction of R$ 158 million, going from an expense of R$ 78 million in 3Q18 to an expense recovery by R$ 81 million in 3Q18, reverting the losses connected to its interest in the subsidiary Amazonas Geração e Transmissão.

Financial Result - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	2,054	-3,261	-163.0

The variation was mainly due to: (i) reduction of the application of resources received by CDE Fund. In 2017, there was an increase in the flow of resources received as subsidy, as they shall be applied until the settlement of debts.

Leasing Charges	-76,872	-79,726	-3.58	The variation was mainly due to: (i) reduction as a result of the drop of interest rate (IGP-M).
Debt Charges - Financing	-79,662	-84,511	-5.7	The variation was mainly due to: (i) reduction in debt cost, explained by the drop of CDI and SELIC measured in the period.
Debt Charges - Suppliers	-148,013	-438,285	-66.23	The variation was mainly due to: (i) reduction in debt cost, explained by the drop of SELIC measured in the period.
Interest paid in arrears for energy sold	26,685	20,287	31.5	The variation was mainly due to: (i) increase in calculation base by virtue of tariff repositioning.
Net Exchange Variations	1,438	59	2337.29	The variation was mainly due to: (i) inflation adjustment in Short Term Market operation.
Net Monetary Correction	667	32,750	-98.0

The variation was mainly due to: (i) as of August 2017, after the ANEEL Order no. 2.504/2017 was made public, there was an immediate suspension of the disbursements connected to CCDs, which impacted the non-recognition of the income connecter to the updating of the credits subject to new agreements.

Asset Update/CVA Regulatory Liability	29,462	-5,193	-667.3

The variation was mainly due to: (i) updating of R$ 30 million connected to regulatory assets, which is targeted at balancing the economic neutrality of debts assumed with RGR resources, over the appointment period (MME 301 ordinance); and (ii) the impacts of the tariff adjustment in the financial components recognized in the tariff process of 2017 (IRT NOV/17).

Other Financial Expenses/Revenues	2,184	-30,399	-107.2	The variation was mainly due to: (i) financial charges levierd on extrajudicial agreements that have been executed with Independent Energy Producers – PIE. (by 3Q18 R$ 22 million).

DFR - Investor Relations Superintendence
Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

CEAL

Result Analysis

The Company posted, in 3Q18, a result 1,596% lower than that ascertained in 3Q17, going from na income by R$ 12.5 million in 3T17 to a loss by R$ 187.3 million in 3Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, a decrease of 38% compared to 3Q17, going from R$ 453 million in 3Q17 to R$ 282 million in 3Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Distribution
Supply	520,417	388,120	34.1	The variation was mainly due to: (i) tariff adjustment from September 2017 of 21.6%; (ii) reduction of losses; and (iii) increase of new consumer units.
Short-Term Electricity	63,537	64,914	-2.1	The variation was mainly due to: (i) lower energy supply in the short-term market
Construction Revenue	23,353	28,216	-17.2	Such revenue is fully offset by the Construction Costs, at the same value, and matches the Company’s investment in the period of the assets under concession.
CVA Revenue	-165,915	121,297	-236.8

The variation was mainly due to: (i) adjustment of the 2017/2018 Cycle booking by the value homologated by ANEEL; and (ii) CVA booking of 2018/2018 cycle. In Augustm there was reversal of the provision of CVA as revenue debt and the supplementing of overcontracting, also in the revenue debt.

Other Operating Revenues	42,026	21,091	99.3

The variation was mainly due to: (i) increase of the income of tariff subsidy; (ii) transfer of the centralizing account (threshold 2 red flag); and (iii) increase of the tariff rated as of September 2017.

Deductions to the Operating Revenue	-201,596	-170,741	18.1	The variation was mainly due to: (i) increase in taxes due to increased revenues, booking of CVA and Overcontracting.
ROL	281,822	452,897	-37.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
Operating Expenses and Costs posted, in 3Q18, an increase by 36% compared to 3Q17, from R$ 368 million to R$ 500 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q18	3Q17	Variation (%)
Personnel	-47,474	-44,386	7.0	The variation was mainly due to: (i) hirinhg of new employees, in compliance with TAC and (ii) application of the adjustment of ACT 2017/2018 by 1.69%.
Material	-646	-662	-2.4	The variation was mainly due to: (i) lower procurement of material for distribution grid and transmission line maintenance.
Services	-36,501	-27,828	31.2	The variation was mainly due to: (i) the payment of fees of the attorneys who worked in the lawsuit connected to Bresser Plan.
Other	-3,882	-9,498	-59.1
Donations and Contributions	-33	-30	10.0	The variation was mainly due to: (i) payment of ABRADEE survey, which, in 2017, only occurred in December.
Other Operating Expenses	-3,849	-9,468	-59.3	The variation was mainly due to: (i) provision for notice of violation of ANEEL amounting to R$ 4.6 million, happening in 2017, which did not happen this year.
TOTAL PMSO	-88,503	-82,374	7.4	The variation was due to the reasons explained above.

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	-302,048	-200,067	51.0

The variation was mainly due to: (i) new accounting for CCEE of the period from August 2017 to October 2017 of the Surplus and Deficit Compensation Mechanism (MCSD) New Energy, which are the new generations that participated in the auction, amounting to R$ 48.9 million  ; (ii) increase of the tariffs of the Quotas of Angra I and II by R$ 2 million; (iii) Backup Power by R$ 11.4 million and (iv) increase of Physical Guarantee Quotas by R$ 15 million; (v) higher thermal dispatch.

Fuel	0	0	0.0
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-28,636	-19,393	47.7

The variation was mainly due to: (i) indemnity for assets not amortized of transmission companies, owing to Law 12.783/13 as of October 2017. (ii) adjustment of basic grid tariff, as of the tariff adjustment in October 2017.

Construction Expense	-23,353	-28,216	-17.2	Such expense is fully offset by the Construction Revenue, at the same value, and matches the Company’s investment in the period of the assets under concession.
Depreciation and Amortization	-12,081	-9,887	22.2	The variation was mainly due to: (i) increase in unitizations over the period.
Operating Provisions - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
	-45,860	-27,756	65.2

The variation was mainly due to: (i) provision for losses with bad debts amounting to R$ 25 million; (ii) provision for PCLD amounting to R$ 12 million and (iii) provisions for contingencies of R$ 2.7 millions.

Financial Result - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	574	1,423	-59.7	The variation was mainly due to: (i) smaller volume of applications due to the curt of RGR resources.
Debt Charges	-35,727	-54,073	-33.9

The variation was mainly due to: (i) negative variation in the updating rate - SELIC; (ii) amortization of principal in the period and (iii) new agreement on the debt with the payment of interests as of August 2018, prevously to the interests, which were incorporated into the debit balace.

Interest paid in arrears for energy sold	2,905	14,572	-80.1	The variation was mainly due to: (i) provision for interests of consumers’ default.
Net Exchange Variations	-70	56	-225.0	The variation was mainly due to: (i) updating of AFAC, started in October 2017.
Net Monetary Correction	-1,646	156	-1155.1	The variation was mainly due to: (i) inflation adjustment on the accounts received in arrears; (ii) Dollar currency variation.
Asset Update/CVA Regulatory Liability	7,893	-6,404	-223.3

The variation was mainly due to: (i) booking of CVA overcontracting (ANEEL data; (ii) adjustment of booking of CVA for 2017/2018 cycle (ANEEL data); and (iii) amortization of financial items approved in September 2017.

Other Financial Revenue/Expenses	-1,213	-5,173	-76.6	The variation was mainly due to: (i) a provision in 2017 of R$ 22 million referring to PIS/COFINS/IRPJ interest from May 2012 to July 2017, except for non-technical losses on the basis of calculation.

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

BOA VISTA ENERGIA

Result Analysis

The Company posted, in 3T18, a result 471% higher than that ascertained in 3Q17, going from a profit of R$ 3,6 million in 3Q17 to a profit of R$ 20,7 million in 3Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, an increase of 85% compared to 3Q17, going from R$ 83 million in 3Q17 to R$ 154 million in 3Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Distribution
Supply	115,393	97,227	18.7	The variation was mainly due to: (i) positive adjustment of the tariff revision of IRT Nov./2017 - Oct./2018 of 35.26% (ii) growth of the energy sales market by 4.0%.
Short-Term Electricity	0	0	0.0	Not applicable
Construction Revenue	0	2,318	-100.0	Such revenue is fully offset by the Construction Costs, at the same value, and matches the Company’s investment in the period of the assets under concession.
CVA Revenue	25,052	10,307	143.1

The variation was mainly due to: (i) a R$ 25 million registration due to the recognition of the economic neutrality of the debts contracted with RGR funds, whose tariff coverage was recognized by ANEEL (Official 242/2018);

Other Operating Revenues	6,037	9,170	-34.2	The variation was mainly due to: (i) reduction of the amounts received from CDE regarding tariff modality.
Deductions to the Operating Revenue	-38,385	-36,006	6.6

The variation was mainly due to: (i) ICMS: 5.5% increase due to the effects of the increase in electricity tariffs and market growth; (ii) R & D / PEE: increase due to the effects of accounting for the economic neutrality of RGR loans (Ordinance MME 301 of July 16, 18)

ROL	153,562	83,016	85.0	The variation was due to the reasons explained above.

Operating Costs and Expenses
Expenses and Costs posted, in 3Q18, an increase by 99.5% compared to 3Q17, from R$ 53 million to R$ 105 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Personnel	-22,206	-19,015	16.8

The variation is mainly due to the following reason: (i) application of the adjustment of ACT 2017/2018 of 1.69%; (ii) increase in the additional transfer and oversight of the way of work remanejada to meet the demands of the interior of the State

Material	-667	-767	-13.0	The variation was mainly due to: (i) low maintenance service of the electric system.
Services	-10,339	813	-1,371.7	The variation was mainly due to: (i) reflection of the hiring of labor and technical services to serve the interior of the State.
Other	-2,079	21	-10,000.0

The variation was mainly due to: (i) payment of judicial expenses related mainly to the judicial process entitled "Global Remuneration - RG R$ 1.0 million; (ii) reclassification of expenses with bank collection fees, previously recorded in the Third Party Services account in the amount of R$ 0.8 million; (iii) increase in institutional advertising expenses with disclosures of the privatization process;

Donations and Contributions	0	0	0.0
Other Operating Expenses	-2,079	21	-10,000.0
TOTAL PMSO	-35,291	-18,948	86.3	The variation was due to the reasons explained above.

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	-20,449	-54,783	-62.7

The variation was mainly due to: (i) a 69.8% increase in the generation of PIEs and due to the start-up of Jatapú (a hydroelectric plant located in the interior of Roraima), which resulted in a reduction of energy purchases together to Eletronorte (energy forncecida by Venezuela).

Fuel	-57,096	15,409	-176.6	The variation was mainly due to: (i) increase in the generation of PIEs as a result of the constant blackouts from Eletronorte's energy supply (EDELCA / Guri-Venezuela).
(-) Recovery of CCC Expenses	29,018	21,224
Charges for the Use of the Electricity Grid	0	0	0.0
Construction Expense	0	-2,318	-100.0	Such expense is fully offset by the Construction Revenue, at the same value, and matches the Company’s investment in the period of the assets under concession.
Depreciation and Amortization	-2,339	-2,395	-2.3	The variation was mainly due to: (i) lower realization of the investments in the distributor's assets.

Operating Provisions - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
	-18,649	-10,718	74.0

The variation was mainly due to: (i) increase in delinquency in all classes of consumption (except public service class). The reduction of the delinquency of the public service class was due to the installment with the CAER (Water and Sewage Company of Roraima) in the amount of R$ 22 million divided into 100 installments; (ii) increase of the IRT (rate adjustment index) by 35.2% as of Nov/2017, added to the market growth.

Financial Result - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	93	200	-53.5	The variation was mainly due to: (i) reduction as a result of decrease in the receipt of RGR resources.
Debt Charges	17,983	-14,987	-220.0	The variation was mainly due to: (i) updating of the monetary restatement of the loans with Eletrobrás and RGR (CCEE).
Interest paid in arrears for energy	-50,254	-15,198	230.7

The variation was mainly due to: (i) the default of the purchase of energy with Eletronorte; ii) provisioning of compensation for late payment and (iii) glosses of specific consumption with PIE Oliveira supplier;

Net Monetary Correction	-2,777	7,649	-136.3

The variation was mainly due to: (i) in 2017, the monetary adjustment of the retroactive tariff adjustment of the unapplied tariff adjustment referring to Nov / 15, was finalized in Oct / 17; (ii) closure of the energy supply to CERR, which was 100% provisioned, generating charges receivable for the delay

Asset Update/CVA Regulatory Liability	7,015	577	1115.8

The change was mainly due to: (i) an increase of R$ 348 million related to the regulatory asset that aims to balance the economic neutrality of the debts contracted with RGR funds during the designation period.

Other Financial Revenue/Expenses	-54	-4,938	-98.9	The variation was mainly due to: (i) payment of the CCDs with Petrobras.

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

CERON

Result Analysis

The Company posted, in 3Q18, a result 61% higher than that ascertained in 3Q17, going from a loss of R$ 278 million in 3Q17 to a profit of R$ 106.7 million in 3Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, an increase of 14% compared to 3Q17, going from R$ 314 million in 3Q17 to R$ 359 million in 3Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Distribution
Supply	435,441	400,904	8.6

The variation was mainly due to: (i) tariff adjustment occurred in November 2017, the average percentage of which was 8.27% (Eight Point Twenty-Seven); and (ii) growth in the captive market invoiced at 1.6% between the periods compared.

Short-Term Electricity	0	23,140	-100.0

The variation was mainly due to: (i) adjustment of physical guarantee of Eletronorte for the result ascertained in May/2018, the value of which was allocated under provsion, considering the total contract value.

Construction Revenue	25,039	46,227	-45.8

Such revenue is fully offset by the Construction Costs, at the same value, and matches the Company’s investment in the period of the assets under concession. The variation was mainly due to: (i) decrease of new works underway.

CVA Revenue	37,375	-8,531	538.1	The variation was mainly due to: (i) recording of the designated CVA RGR amounting to R$ 46,5 million in 3Q18.
Other Operating Revenues	22,916	11,742	95.2

The variation was mainly due to: (i) RTE 2017/2017 adjustment in the recognition of the transfer of tariff offset and recognition of New Replacement Value which was reclassified as other operating revenues, which was previously classified after the operating income as other. The reclassification happened in June 2017.

Deductions to the Operating Revenue	-162,015	-159,438	1.6

The variation was mainly due to: (i) tariff increase; (ii) reduction of PIS/PASEP and COFINS debt claims due to commercial losses; and (iii) increase in the CDE Energy Quota brought by the RTE Resolution, along with the calculation of PIS/PASEP/COFINS, Consumer Charges - PEE and R&D on the registration of CVA RGR appointed, given that, in 2017, there was not such registration.

ROL	358,756	314,044	14.2	The variation was mainly due to the facts explained above.

Operating Costs and Expenses
Expenses and Costs posted, in 3Q18, an increase by 3.6% compared to 3Q17, from R$ 402 million to R$ 387 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Personnel	-41,929	-37,207	12.7

The justification is mainly due to: (i) application of the adjustment of ACT 2017/2018 by 1.69%; (ii) increase of 217 employees, the impact of which on cost was R$ 2.9 million; and (ii) increase of benefits at R$ 0.7 million, bonus of job title by R$ 0.2 million, and (iii) indemnity of PID happening in 2013 by R$ 0.8 M owing to health care expenses up to 5 years after dismissal

Material	-1,395	-1,571	-11.2	The variation was mainly due to: (i) reduction of the use of construction and refurbishment materials.
Services	-35,950	-32,833	9.5

The variation was mainly due to: (i) maintenance of the denergized grid at R$ 0.8 million; b) maintenance in live RD at R$ 0.7 million; c) maintenance of substations at R$ 0.4 million; and d) multipurpose staffs at R$ 1 million.

Other	-7,011	-5,746	22.0
Donations and Contributions	-105	-130	-19.2	No relevant variation in 3Q18.
Other Operating Expenses	-6,906	-5,616	23.0	The variation was mainly due to: (i) recovery of expenses amounting to R$ 0.9 million.
TOTAL PMSO	-86,285	-77,357	11.5	The variation was due to the reasons explained above.

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Market Letter - Annex II - 3Q18
Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	-405,870	-605,394	-33.0

The variation was mainly due to: (i) reduction of the physical guarantee of Termonorte, leading to smaller expenditure with the Short Term Market; and (ii) reduction of the cutting factor by 4.3% as a result of the improvement of Service Provision, and reduction of commercial losses.

Fuel	0	0	-41.4

The variation was mainly due to: (i) settlement of Termonorte Contract, taking into account the fact that, in 2016, it did not have Rights to Reimbursement as a result of the end cost of the Contract, which is influenced by the Net Price of Differences, which is smaller than the average ACR.

(-) Recovery of CCC Expenses	194,348	331,849
Charges for the Use of the Electricity Grid	-5,281	-4,489	17.6	The variation was mainly due to: (i) order of ANEEL in Homologating Resolution 2231/17; and (ii) updating of Homologating Resolution 2446/18.
Construction Expense	-25,039	-46,227	-45.8

Such expense is fully offset by the Construction Revenue, at the same value, and matches the Company’s investment in the period of the assets under concession. The variation was mainly due to: (i) decrease of new works underway.

Depreciation and Amortization	-11,501	-10,840	6.1	The variation was mainly due to: (i) the unitized works after the quarter under analysis, taking into account the fact that they are comprised in depreciation and amortization.

Operating Provisions - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
	-47,551	10,955	-534.1

The variation was mainly due to: (i) reversal of the allowance for doubtful debtors (PCLD) of consumers by R$ 10.2 million; (ii) provision for charges owing to the delay in delivery of the Public System of digital bookkeeping by R$ 30.7 million.

Financial Result - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	539	910	-40.8	The variation was mainly due to: (i) decrease of the financial investments of CCC resources for costing of expenses with the Standalone System.
Debt Charges	-26,917	-32,398	-16.9	The variation was mainly due to: (i) incorporation of charges to principal.
Interest paid in arrears for energy sold/purchased	12,921	9,605	34.5	The variation was mainly due to: (i) increase in the default of consumers’ debts.
Net Monetary Correction	-52,679	-137,306	-61.6	The variation was mainly due to: (i) updating of CCC interests, which was slammer in 2018 by R$ 22 million; and (ii) reduction of the updating of installments with Petrobras by R$ 128 million.
Asset Update/CVA Regulatory Liability	12,218	-232	-5366.4

The variation was mainly due to: (i) higher CVA as assets than as liabilities in 2018, chiefly for ESS, Energy, and RGR in the long run, which, in the event of the tariff adjustment in Nov./2017 was not covered, which shall be in 2018.

Other Financial Revenue/Expenses	-30,103	-18,399	63.6	The variation was mainly due to: (i) reconciliation of the summary of CCEE, the increase of which was R$ 15 million

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CEPISA

Result Analysis

The Company posted, in 3Q18, a result 219% lower than that ascertained in 3Q17, going from an income  of R$ 25.7 million in 3Q17 to a loss of R$ 31 million in 3Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 3Q18, an increase of 29.4% compared to 3Q17, going from R$ 496 million in 3Q17 to R$ 641 million in 3Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Distribution
Supply	510,690	295,710	72.7	The variation was mainly due to: (i) 27.63% increase in energy tariffs, as well as the effect of tariff flags.
Short-Term Electricity	28,920	1	2,891,900	The variation was mainly due to: (i) overcontracting recorded in 2018.
Construction Revenue	46,124	43,501	6.0

Such revenue is fully offset by the Construction Costs, at the same value, and matches the Company’s investment in the period of the assets under concession. The variation was mainly due to: (i) increase in net additions in the period.

CVA Revenue	99,133	149,445	-33.7

The variation was mainly due to: (i) adjustment, amortization and recognition of the CVA and financial components approved by Resolution No. 2,305 - ANELL, of 09/26/2017, as well as the constitution of CVA for the next tariff cycle; and (ii) recognition of regulatory assets corresponding to liabilities from debts with RGR fund assumed by the distributor appointed for electricity distribution utility.

Other Operating Revenues	235,357	219,201	7.4	The variation was mainly due to: (i) revenues of tariff flags in accordance with the ascertainment of CCEE.
Deductions to the Operating Revenue	-278,849	-212,200	31.4	The variation was mainly due to: (i) tariff adjustment; (ii) elevation of the basis coming from RGR regulatory assets; (iii) reflection of the increase in the ICMS rate of 2%.
ROL	641,375	495,658	29.4	The variation was due to the reasons explained above.

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 3Q18, an increase of 41% compared to 3Q17, going from R$ 444 million in 3Q17 to R$ 627 million in 3Q18.  The variations of each income account are detailed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Personnel	-66,895	-64,228	4.2	The variation was mainly due to: (i) application of the adjustment of ACT 2017/2018 of 1.69%; (ii) expense with the payment of Interest in result connected to the year of 2017.
Material	-2,934	-3,187	-7.9	The variation was mainly due to: (i) adjustment of writte-offs of material after inventory in deposit.
Services	-30,655	-30,416	0.8

The variation was mainly due to: (i) increase in distribution grid maintenance and conservation services; (ii) the fight against fraud; (iii) disconnection and reconnection, opening and preserving of the range.

Other	-44,489	-23,068	92.9

The variation was mainly due to: (i) increase of commercial losses owing to the increase in write-offs of credits considered as bad debt, with a value smaller than R$ 5 M, as a result of the aging of debt, the transfers made in connection with credits overdue more than one year ago, in administrative and judicial collection.

Donations and Contributions	0	0	0.0
Other Operating Expenses	-44,489	-23,068	93
TOTAL PMSO	-144,973	-120,899	19.9	The variation was due to the reasons explained above.

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Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Energy Purchased for Resale	-340,383	-250,908	35.7

The variation was mainly due to: (i) increase in the value of the Price of Settlement of Differences – PLD per submarket and load threshold, (ii) overcontracting in the periods presented. The power surplus over contracted in 2018 is being traded between the appointed companies, by means of the Surplus and Deficit Compensation Mechanism – MCSD.

Fuel	0	0	0.0
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-35,720	-21,796	63.9

The variation was mainly due to: (i) increase in the cost of transmission due to the beginning of the payment of the indemnities passed on to the transmitters that adhered to the early renewal of the contracts through MP 579/2012.

Construction Expense	-46,124	-43,501	6.0

Such expense is fully offset by the Construction Revenue, at the same value, and matches the Company’s investment in the period of the assets under concession. The variation was mainly due to: (i) increase in net additions in the period.

Depreciation and Amortization	-12,395	-11,718	6	The variation was mainly due to: (i) increase of the unitizations.

Operating Provisions - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
	-46,935	4,654	-1,108.5

The variation was mainly due to: (i) increase of R$ 16 million in the provision for contingencies; (ii) provision for PCLD by R$ 32 million, in addition to the impacts of the reversal of impairment happened in the period of 2017.

Financial Result - R$ Thousand	3Q18	3Q17	Variation (%)	Analysis
Financial Investments Incomes	59	648	-90.9	The variation was mainly due to: (i) decrease of temporary application of available resources in the period.
Debt Charges	-56,766	-59,361	-4.4	The variation was mainly due to: (i) decrease of loan charges with Eletrobras due to the higher volume of balance.
Interest paid in arrears for energy sold	12,594	20,744	-39.3	The variation was mainly due to: (i) decrease in the update of overdue loans with consumers (interest and penalties).
Net Exchange Variations	0	0	0.0
Net Monetary Correction	5,801	-17,551	-133.1	The variation was mainly due to: (i) increase in inflation adjustments of credits with consumers; and (ii) high volume of updating in 2017 for adhesion to the Special Tax Regularity Program - PERT.
Asset Update/CVA Regulatory Liability	13,352	25,478	-47.6

The variation was mainly due to: (i) updating on CVA values with effects resulting from constitution and amortization arising from Hom. Res. 2305/2017 by ANEEL, (ii) updating of the recognition of regulatory assets connected to liabilities arising from debt with the RGR fund assumed by the distributor appointed for the provision of electricity distribution utility.

Other Financial Revenue/Expenses	-12,399	-10,617	16.8	The variation was mainly due to: (i) reduction of financial discounts.

DFR - Investor Relations Superintendence
Marketletter - Annex III - 3Q18
Financial Information of the Subsidiaries

I. Market Data of Eletrobras Companies

I.1 Installed Capacity – MW
Company	Integral Responsibility (a)	Integral Responsibility under terms of 13,182/15 Law (b)	Integral Responsibility under O&M Regime (c)	SPE (d)	SPE under O&M Regime (e)	Physical Aggregation 2018	Total (a+b+c+d+e)
Eletrobras Holding (1)	0	0	0	1,632	0	219	1,632
Eletronorte	8,915	-	78	1,221	-	(165)	10,214
Chesf	65	1,864	8,395	1,869	0	(177)	12,193
Furnas	2,143	2,082	4,617	2,778	403	(32)	12,023
Eletronuclear	1,990	0	0	0	0	0	1,990
Eletrosul	476	0	0	1,220	0	0	1,696
CGTEE	350	0	0	0	0	0	350
Itaipu Binacional	7,000	0	0	0	0	0	7,000
Amazonas G&T	970	0	0	0	0	-	970
Distribution Companies	406	0	0	0	0	-	406
Total	22,316	3,946	13,090	8,719	403	(155)	48,474
(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

I.2 Transmission Lines - Km
Company	Integral Responsibility (a)	Integral Responsibility under O&M Regime (b)	SPE (c)	Physical Aggregation 2018	Total (a+b+c)
Eletrobras Holding	-	-	1,090	380	1,090
Eletronorte	1,735	9,277	1,862	- 265	12,875
Chesf	1,621	18,965	1,570	-	22,155
Furnas	1,609	18,805	2,361	- 115	22,774
Eletrosul	1,564	9,513	1,046	78	12,123
Amazonas G&T	390	-	-	-	390
Total	6,919	56,560	7,929	78	71,407

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Marketletter - Annex III - 3Q18
Financial Information of the Subsidiaries

II. Generation Data

II.1 Installed Capacity - MW

II.1.2 Generation Assets and Generated Energy

II.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)			RCE			FCE
		(State)			(MWh)	(MWh Average)	1Q18	2Q18	3Q18	MW Médio	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Eletronorte	Tucuruí Complex	PA	Nov-84	Jul-24	8,535.00	4,019.10	8,781,210	10,146,782	5,488,725	360.24	261.48	AUCTION PRODUCT 2014 - 2019 AUCTION PRODUCT 2018 - 2019	3,658.86
	HPP Samuel	RO	Jul-89	Sep-29	216.75	92.70	275,024	242,161	139,706	-	-	-	92.70
	HPP Curuá-Una (1)	PA	Apr-77	Jul-28	30.30	24.80	51,155	63,378	57,512	-	-	-	24.80
	TPP Santana	AP	Mar-93	Dec-24	24.00	-	-	-	-	-	-	-	-
	TPP Senador Arnon Afonso Farias de Mello (2)(3)	RR	1st Unit (mach. 2) Dec/90; 2nd Unit (mach. 1) Jun/91; 3rd Unit (mach. 3) Dec/93	Aug-24	85.99	-	-	-	-	-	-	-	-
	TPP Araguaia (3)	MT	Apr-16	(6)	23.10	-	30,389	18,537	78	-	-	-	-
Chesf	Curemas	PB	Jun-57	Nov-24	3.52	1	-	-	-	-	-	-	-
	Camaçari (4)	BA	Feb-79	Aug-27	-	-	-	-	-	-	-	-	-
	Casa Nova II (5)	BA	Dec-17	Dec-37	32.9	8.9	12,360.73	21,980.50	30,446.07	-	-	-	-
	Casa Nova III (6)	BA	Jan-18	Dec-37	28.20	9.40	11,495.08	19,303.87	27,896.07	-	-	-	-
Furnas	Mascarenhas de Moraes (7)	MG	Apr-73	Oct-23	476.00	289.50	255,779.97	157,246.03	368,758.70	66	342	13th LEE 2014 - Dec 2019	146.92
	Simplício (8)	RJ	Jun-13	Aug-41	305.70	191.30	480,960.03	239,084.19	136,347.00	185	226.12	1st LEN 2005 - Dec/2039	2.02
	Anta (9)	-	-	-	14.00	12.74	-	-	27,762.05	(10)	(10)	(10)	(10)
	Batalha	MG	May-14	Aug-41	52.50	48.80	43,842.47	33,372.42	69,116.61	47	225.23	1st LEN 2005 - Dec/2039	-
	Serra da Mesa (48,46%) (7)(11)	GO	Apr-98	Nov-39	1,275.00	637.50	541,862.08	377,653.94	785,522.77	144	342.45	13th LEE 2014 - Dec/2019	321.60
	Manso (70%) (7)(11)	MT	Oct-00	Feb-35	210.00	87.80	286,668.29	146,136.39	130,081.92	90	210.55	1st LEN 2005 - Dec/2037 1st LEN 2005 - Dec/2039	-
	Santa Cruz (12)(13)	RJ	Mar-67	Jul-15	500.00	401.20	437,895.47	716,381.60	673,733.00	246	110.67	5th LEN 2012 - Dec/2026	-
	Roberto Silveira (Campos)	RJ	Apr-77	Jul-27	30.00	20.90	69.60	0.00	5,853.06	-	-	-	-

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Marketletter - Annex III - 3Q18
Financial Information of the Subsidiaries

Eletronuclear	Angra I	RJ	Jan-85	Dec-24	640.00	509.80	1,382,288	1,391,651	1,424,579	-	-	-	-
	Angra II	RJ	Sep-00	Aug-40	1,350.00	1,204.70	1,699,000	2,973,472	3,021,755	-	-	-	-
Eletrosul	HPP Governador Jayme Canet Júnior (14)	PR	Nov-12	Jul-42	177.94	96.90	368,340	241,754	88,776	94.08	216.75	Dec-40	-
	HPP Passo São João	RS	Mar-12	Aug-41	77.00	41.10	88,221.89	80,032.45	80,179.62	37.00	222.34	Dec-39	-
	HPP São Domingos	MS	Jun-13	Dec-37	48.00	36.40	83,604.20	86,209.47	77,176.88	36.00	232.70	Dec-41	-
	PCH Barra do Rio Chapéu	SC	Feb-13	May-34	15.15	8.61	20,250.34	11,804.62	11,170.71	-	-	NA	8.37
	PCH João Borges	SC	Jul-13	Dec-35	19.00	10.14	14,608.06	4,346.62	17,137.08	-	-	NA	10.34
	WPP Cerro Chato I	RS	Jan-12	Aug-45	30.00	11.33	18,925.44	21,474.04	29,726.15	10.71	218.99	Jun-32	-
	WPP Cerro Chato II	RS	Aug-11	Aug-45	30.00	11.33	19,444.36	22,188.54	30,011.38	11.00	218.99	Jun-32	-
	WPP Cerro Chato III	RS	Jun-11	Aug-45	30.00	11.33	19,239.73	21,969.13	29,804.82	10.95	218.99	Jun-32	-
	WPP Coxilha Seca	RS	Dec-15	May-49	30.00	13.20	22,767.54	27,077.06	35,314.14	-	-	Dec-35	10.39
	WPP Capão do Inglês	RS	Dec-15	May-49	10.00	4.50	7,593.83	7,625.20	9,457.20	-	-	Dec-35	3.55
	WPP Galpões	RS	Dec-15	May-49	8.00	3.50	6,364.88	7,563.52	9,616.56	-	-	Dec-35	2.77
	Megawatt Solar	SC	Sep-14	-	0.93	NA	344.41	270.76	266.99	-	-	NA	0.01
CGTEE	P. Médici (Candiota)	RS	Jan-74	Jul-15	-	-	-	-	-	-	-	-	-
	Candiota III – Fase C	RS	Jan-11	Jul-41	350.00	181.07	426,283	357,651	392,599	158.90	176.39	35 CCEAR´s. Dec/2024	-
	S. Jerônimo (São Jerônimo)	RS	Apr-53	Jul-15	-	-	-	-	-	-	-	-	-
	Nutepa (Porto Alegre)	RS	Feb-68	Jul-15	-	-	-	-	-	-	-	-	-
Itaipu Binacional	Itaipu Binacional	Brazil (Paraná) and Paraguay (Alto Paraná)	Mar-85	-	7,000	8,577.00	27,940,582	22,221,094	20,248,878	-	-	-	-

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Financial Information of the Subsidiaries

Amazonas GT	HPP Balbina	AM	Jan-89	Mar-27	249.75	132.30	191,219	158,008	179,251	125.92	310.08	Mar-27	-
	TPP Aparecida (15)	AM	Feb-84	Jul-20	166.00	150.00	248,539	296,503	320,727	145.30	129.14	Jul-20	-
	TPP Mauá (16)(17)(18)	AM	Apr-73	Jul-20	260.00	114.00	226,026	160,143	1,537	-	-	-	-
	TPP São José	AM	Feb-08	Oct-17	-	-	-	-	-	-	-	-	-
	TPP Flores (19)	AM	Feb-08	Mar-19	80.00	80.00	172,290	157,987	172,888	-	-	-	-
	TPP Iranduba (19)	AM	Nov-10	Mar-19	25.00	25.00	48,225	50,945	52,740	-	-	-	-
	TPP MAUÁ 3 (20)(21)(22)	AM	Sep-17	Dec-18	590.75	583	4,816	117,453	832,987	98.61	111.52	Jul-20	-

(1) ANEEL Authorization Resolution No. 7,010 of May 3, 2018, published in Official Gazette (D.O.U.) of 05.09.2018, authorizes the extension of installed capacity from 30,300 kW to 42,800 kW, and extends the concession of HPP Curuá-Una for a period of 20 (twenty) years, in accordance with § 7 of art. 26 of Law No. 9,427 of 1996, as of the publication of this Resolution, subject to the begining of commercial  operation of unit 4 until the expiration date of the current concession.

(2) Authoritative Resolution No. 2,894/2011 transfers TPP Senador Arnon Farias de Mello from Eletronorte to Boa Vista S.A. up to 10 February, 2012. Ordinance No. 318/2014 extends deadline up to the date of effective interconnection of the Isolated System of Boa Vista to the SIN.

(3) Ordinance MME 331 of 14.08.2018 - Offical Gazette (DOU) 15.08.2018, authorizes the hiring to be cancelled, in its totality, of the TPP named Araguaia. Eletronorte, through CE-CRR-0118, dated 06.20.2018, requested ANEEL to revoke the authorization granted by TPP Araguaia. However, the Association of Municipalities ofAraguaia - AMA filed a Public Civil Action No. 2803-97.2018.811.008 with Eletronorte in the Court of Mato Grosso, and it was granted injunctive relief. Eletronorte, through CE-CRR-0144, dated 07.08.2018, requested ANEEL the process suspension.

(4) Camaçari Plant should be definitely out of service from 08/02/2016 onwards, according to ANEEL Order No.3,247/2016 of 12/13/2016.

(5)  WPP Casa Nova II started its commercial operation on December 9, 2017, pursuant to Order No. 4,153, dated December 8, 2017. The assured energy of the plant was amended by Ordinance No. 385 of December 15, 2017.

(6) WPP casa Nova III started comercial operation on 02/28/2018. The assured energy  of the plant was modified by Ordinance nº 385, of December 15, 2017. In the amount generated in 1Q18, 8,322.51 MWh correspond to the test generation.

(7) MME Ordinance No. 178, of 05/05/2017, revised the assured energy values of the centrally dispatched hydroelectric plants in National Interconnect System (SIN), with validity as of January 1, 2018.

(8) 175.40 MW average corresponds to Simplício's assured energy only. The Simplício-Anta complex will have 191,30 MW of assured energy when Anta starts its commercial operation.
(9) Until September/2018, HPP Anta had only one generation unit in commercial operation (14 MW), which started commercial operation on 08/10/2018.

(10) Anta is a hydrous utilization of Simplicio. The contracts of the RCE auctions concerning the complex do not distinguish between Simplicio and Anta, they consider one enterprise only. In this way, contract and price data are the same for both.

(11) HPPs shared, but FURNAS acquires the fraction of the partner through energy purchase contracts - considered Assuered Energy and total generation of each HPP.

(12) The capacity of 500 MW excludes the GUs 3 and 4, which commercial operation is temporarily suspended by ANEEL Order No. 3,263 of 10/19/2012. It includes, however, the capacity of 150MW of GUs 11 and 21 although they are not operating due to a delay in expansion works of the plant. After the expansion works, GUs 11 and 21 will operate in combined cycle with GUs 1 and 2. The Assured Energy of 401.2 MW refers to the installed capacity of 500 MW.

(13) Aneel was requested to extend the concession pursuant to application REQ.GCO.P.027.2013, dated 07.05.2013. So far no response from the Agency.
(14) The amounts reported refer to the Company's participation in the project (Governador Jayme Canet Júnior Consortium - 49% Eletrosul)
(15) The return of the natural gas supply to TPP Aparecida occurred on 04/13.

(16) Installed Capacity and Assured Energy of Aparecida, Mauá block 3 and HPP Balbina are in accordance with Ordinance MME 185/2012. Assured Energy of TPP Mauá Block 4 is in accordance with ANEEL Order No. 1,853 / 2016.

(17) Installed Capacity of TPP Mauá block 4 is in accordance with Ordinance MME 185/2012.
(18) Assured Energy of TPP Mauá Block 4 is in accordance with ANEEL Order No. 1,853 / 2016.
(19) Installed Capacity and Assured Energy of TPP Flores and Iranduba are in accordance with MME Ordinance No. 492/2017.

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Financial Information of the Subsidiaries

(20) ANEEL Order No. 3,017 of September 18 releases the start of the commercial operation of the unit CMUGG 01 of TPP Mauá 3, for a fixed time, from September 19 until December 31, 2018.
(21) Installed Capacity of TPP Mauá 3 is in accordance with ANEEL Authorization Resolution No. 4,950 / 2014.
(22) Assured Energy of TPP Mauá 3 is in accordance with Ordinance MME nº 387/2017.

II.1.2.1.1 Eletrobras Companies Average Price of Sale and Purchase of Energy
Eletrobras Companies Average Price(R$)	3Q18

RCE	226.58
FCE	200.62
Purchase of energy	186.51

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Financial Information of the Subsidiaries

II.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M - renewed by 12,783/13 law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)			Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015 (2)
		(State)			(MW)	(MW Average)	1Q18	2Q18	3Q18	MW Average	GAG (R$ Million)	RAG (R$ Million)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Average price (R$/MWh)
Eletronorte	HPU Coaracy Nunes	AP	Oct-75	Dec-42	78.00	62.60	154,226	157,444	143,539	62.60	-	27.15	9.31	n/a	n/a
Chesf	Funil	BA	Mar-62	Dec-42	27.28	10.66	5,983	14,532	10,519	10.91	8.96	12.47	4.46	-	-
	Pedra	BA	Apr-78	Dec-42	18.24	3.66	1,998.77	1,785.67	1,270.89	3.74	4.86	5.82	2.16	-	-
	Paulo Afonso Complex	BA	Jan-55	Dec-42	3,901.43	2,067.10	1,155,853	1,222,383	1,252,131	2,113.80	602.54	861.24	373.39	-	-
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	1,348.86	890.97	521,319	542,292	565,714	911.10	201.06	328.49	101.11	-	-
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	216.33	132.90	360,788	278,174	213,466	135.90	43.41	59.22	19.14	-	-
	Xingó	SE	Apr-94	Dec-42	2,882.59	1,997.28	1,122,136	1,226,918	1,284,098	2,042.40	357.83	601.26	178.10	-	-
Furnas (1)	Furnas	MG	Mar-63	Dec-42	1,216.00	582.00	427,102.87	333,316.51	835,820.68	563.54	74.26	218.56	71.32	n/a	n/a
	Luis Carlos Barreto (Estreito)	SP/MG	Jan-69	Dec-42	1,050.00	495.40	459,867.68	242,490.92	615,792.73	475.53	61.67	235.87	81.89	n/a	n/a
	Porto Colômbia	MG/SP	Mar-73	Dec-42	320.00	186.00	338,594.62	181,237.84	296,987.30	175.00	27.48	78.87	29.37	n/a	n/a
	Marimbondo	SP/MG	Apr-75	Dec-42	1,440.00	689.70	1,089,682.25	962,674.32	877,664.88	667.05	81.00	329.70	114.63	n/a	n/a
	Funil	RJ	Apr-69	Dec-42	216.00	115.00	198,367.65	176,059.68	197,175.53	113.88	20.22	50.17	19.54	n/a	n/a
	Corumbá I	GO	Apr-97	Dec-42	375.00	217.40	441,108.25	398,460.68	347,051.09	210.19	30.14	93.17	29.30	n/a	n/a
Eletronuclear	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

(1) MME Ordinance No. 178, of 05/03/2017, revised the assured energy values of the centrally dispatched hydroelectric plants in National Interconnect System (SIN), with validity as of January 1, 2018.

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II.1.2.3 Generation Assets and Generated Energy – Enterprises under Integral Responsibility renewed by 13,182/15 Law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Energia Gerada (MWh)			RCE			FCE
		(States)			(MW)	(MW Average)	1Q18	2Q18	3Q18	MW Average	Average price (R$/MWh)	Contracts and Validity in RCE	MW Average
Chesf	Sobradinho*	BA	Apr-79	Feb-52	1,050.30	504.50	265,245	329,009	331,852	504.50	-	-	-
	Funil	BA	Mar-62	Dec-42	2.72	0.25	135	328	238	-	-	-	-
	Pedra	BA	Apr-78	Dec-42	1.77	0.08	45	40	29	-	-	-	-
	Complexo de Paulo Afonso	BA	Jan-55	Dec-42	378.17	46.70	26,114	27,617	28,289	-	-	-	-
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	130.74	20.13	11,778	12,252	12,781	-	-	-	-
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	20.97	3.00	8,151	6,285	4,823	-	-	-	-
	Xingó	SE	Apr-94	Dec-42	279.41	45.12	25,352	27,719	29,011	-	-	-	-
Furnas	Itumbiara (1)	GO/MG	Feb-80	Feb-20	2,082.00	964.30	611,223	704,595	1,909,788	118.32	342.45	13th LEE 2014 - Dec/2019	694.51

(1) MME Ordinance No. 178, of 05/03/2017, revised the assured energy values of the centrally dispatched hydroelectric plants in National Interconnect System (SIN), with validity as of January 1, 2018.

* 10% of Sobradinho's assured energy is allocated for hedge

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II.1.3. Energy Sold

II.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law
Company	Buyer	1Q18		2Q18		3Q18
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	127.98	591,355.25	125.90	581,842.10	118.41	539,615.71
	Others	738.82	4,992,002.24	661.28	3,994,947.70	1,268.17	6,692,655.63
Chesf	Eletrobras System	0.45	2,775.51	0.59	3,903.37	0.49	3,946.26
	Others	135.10	1,200,414.02	176.90	1,418,505.82	101.38	1,470,862.06
Furnas	Eletrobras System	24.47	83,519.98	24.35	82,343.70	25.20	85,709.25
	Others	1,021.57	4,897,968.49	1,026.87	4,852,725.16	917.79	4,385,560.99
Eletronuclear	Eletrobras System	37.31	152,896.63	37.31	154,523.94	37.31	156,222.01
	Others	791.80	3,244,661.38	791.80	3,279,195.03	791.80	3,315,230.14
Eletrosul	Eletrobras System	-	-	-	-	-	-
	Others	110.92	515,237.40	109.76	502,400.44	123.26	525,813.74
CGTEE	Eletrobras System	77.82	347,991.00	-	-	-	-
	Others	21.21	137,640.00	122.43	508,071.00	201.89	646,071.00
Itaipu Binacional	Eletrobras System	852.36	23,671,256.66	834.40	18,570,159.72	824.68	16,715,695.95
	Others	120.15	4,062,788.00	84.05	3,492,379.00	77.74	3,396,543.00
Amazonas GT	Eletrobras System	144.09	798,827.39	141.41	793,966.31	129.82	618,360.58
	Others	-	-	-	-	-	-

II.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M
Company	Buyer	1Q18		2Q18		3Q18
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	0.16	6,290.23	0.15	5,825.69	0.31	5,311.18
	Others	3.66	147,935.62	3.86	151,618.02	8.05	138,227.50
Chesf	Eletrobras System	12.87	414,833.74	13.01	419,248.91	19.88	462,782.21
	Others	334.88	10,611,831.06	338.70	10,724,775.12	517.26	10,803,704.60
Furnas	Eletrobras System	8.47	202,869.55	8.50	205,028.74	12.14	207,281.80
	Others	197.72	4,736,095.95	199.20	4,786,503.26	283.31	4,839,102.20
Eletronuclear	Eletrobras System	-	-	-	-	-	-
	Others	-	-	-	-	-	-
Eletrosul	Eletrobras System	-	-	-	-	-	-
	Others	-	-	-	-	-	-
CGTEE	Eletrobras System	-	-	-	-	-	-
	Others	-	-	-	-	-	-
Itaipu Binacional	Eletrobras System	-	-	-	-	-	-
	Others	-	-	-	-	-	-
Amazonas GT	Eletrobras System	-	-	-	-	-	-
	Others	-	-	-	-	-	-

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II.1.3.3 CCEE Settlement (Spot and MRE)
Company	1Q18		2Q18		3Q18
	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	280.51	3,434,647.46	6.70	5,729,128.76	(279.05)	(1,560,153.89)
Chesf	65.29	722,495.37	85.14	25,560.99	58.08	(278,763.10)
Furnas	12.46	-	30.83	-	129.16	-
Eletronuclear	-	-	-	-	-	-
Eletrosul	0.17	25,593.14	21.09	61,517.07	10.79	53,504.35
CGTEE	0.53	152,211.78	(1.26)	132,726.97	(18.90)	(1,003.72)
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	304.94	192,718.97	350.84	45,632.03	698.98	881,359.24

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II.1.4 Energy purchased for Resale
Company	Buyer	1Q18		2Q18		3Q18
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	-	-	-	-	-	-
	Others	11.91	273,746.35	42.96	269,418.54	39.72	217,906.00
Chesf	Eletrobras System	-	-	-	-	-	-
	Others	60.21	344,398.82	60.85	342,037.37	68.20	400,495.15
Furnas	Eletrobras System	-	-	-	-	-	-
	Others	189.63	1,094,495.02	171.15	949,956.71	178.30	999,533.16
Eletronuclear	Eletrobras System	n/a	n/a	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	Eletrobras System	89.35	520,694.06	91.25	523,804.10	108.71	558,168.32
	Others	-	-	-	-	-	-
CGTEE	Eletrobras System	57.08	291,735.00	57.69	294,840.00	60.88	298,080.00
	Others	-	-	-	-	-	-
Itaipu Binacional	Eletrobras System	-	-	-	-	-	-
	Others	-	-	-	-	-	-
Amazonas GT	Eletrobras System	-	-	-	-	-	-
	Others	-	-	-	-	-	-

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II.1.5 Average Rate – R$/MWh

II.1.5.1 Enterprises not renewed by 12,783/13 Law
Eletrobras Companies	1Q18	2Q18	3Q18
Eletronorte	155.25	172.00	191.72
Chesf	109.76	122.42	66.28
Furnas	209.99	213.01	210.90
Eletronuclear	244.03	241.46	238.84
Eletrosul	215.27	218.48	234.41
CGTEE	204.42	240.73	312.49
Itaipu Binacional (1)(2)	22.60	22.60	22.60
Amazonas GT	180.38	178.10	209.94
(1) Amounts in U$/KW.
(2) Tariff (defined in ITAIPU as the unitary cost of the power service) used in the contracted power billing.

II.1.5.2 Enterprises renewed by 12,783/13 Law – O&M
Eletrobras Companies	1Q18	2Q18	3Q18
Eletronorte	24.75	25.43	58.27
Chesf	28.29	32.15	51.14
Furnas	41.75	41.61	58.55
Eletronuclear	n/a	n/a	n/a
Eletrosul	n/a	n/a	n/a
CGTEE	n/a	n/a	n/a
Itaipu	n/a	n/a	n/a
Amazonas GT	n/a	n/a	n/a

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II.1.6 Fuel used by Electric Energy Production
Eletrobras Companies	Type	Unit	1Q18		2Q18		3Q18
			Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Eletronorte (*)	Special Diesel Oil	Litre	-	-	-	-	-	-
Chesf	Diesel Oil	Litre	-	-	-	-	-	-
	Gas	m3	-	-	-	-	-	-
Furnas	Special Diesel Oil	Litre	-	-	-	-	-	-
	Fuel Oil B1	Ton	-	-	-	-	-	-
	Diesel Oil	Litre	-	-	-	-	-	-
	Gas	m3	131,675,249	130	212,606,322	172	200,884,805	186
Eletronuclear	Uranium	kg	66,169	78	108,211	119	107,742	120
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	390,013	25	327,065	21	348,959	23
	Fuel Oil	kg	1,688,647	3	1,337,576	2	1,559,150	2
	Diesel Oil	Litre	228,683	1	322,200	1	291,300	1
	Quicklime	kg	17,883	14	22,287	18	27,686	22
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT (1)(2)	Diesel Oil	Litre	-	-	-	-	-	-
	gas	m3	3,114,095.00	5.15	34,231,363.00	49.32	169,472,274.25	239.67
(1) São José, Flores and Iranduba plants (leased plants) are responsible for the fuels purchase directly.
(2) The fuel of Aparecida and Mauá B3 plants is supplied by Amazonas Distribuidora, which benefits from CCC - "Fuel Consumption Account".
(*) In the year 2018 there was no release of payment for the fuel purchase. Source: FFN / Eletronorte, 10/15/2018.

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III. Transmission – Assets under Integral Responsibility

III.1 Transmission Lines Extension

III.1.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	1,735	-	-	1,735
Chesf	-	-	-	-	-	-	1,621	-	-	1,621
Furnas	-	-	-	844	-	161	211	393	-	1,609
Eletrosul	-	-	1,047	-	-	-	504	-	13	1,564
Amazonas GT	-	-	-	-	-	-	390	-	-	390
Total	-	-	1,047	844	-	161	4,460	393	13	6,918

III.1.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,376	652	5	9,277
Chesf	-	-	-	5,373	-	-	12,875	463	255	18,965
Furnas	2,698	3,224	-	4,030	-	6,145	2,038	2,117	165	20,417
Eletrosul	-	-	422	2,173	-	-	4,943	1,918	56	9,513
Amazonas GT	-	-	-	-	-	-	-	-	-	-
Total	2,698	3,224	422	14,820	-	6,145	25,232	5,151	481	58,172

III.2 Transmission Losses - %
Empresa Eletrobras	3Q18
Eletronorte	1.00%
Chesf	1.76%
Furnas	1.71%
Eletrosul	1.30%
Amazonas GT	0.10%

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III.3 Transmission Lines

III.3.1 Transmission Lines – Enterprises not affected by 12,783 Law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.18 (R$ Million)	Readjustment Index
Eletronorte	TL 230 kV ABUNA /PORTO VELHO C-2 RO	188.00	230	Feb-14	Nov-39	11.64	1.03%
	TL 230 kV ABUNA /RIO BRANCO 1 C-2 RO/AC	298.00	230	Jan-14	Nov-39	18.34	1.03%
	TL 230 kV ARIQUEMES /JI-PARANA C-3 RO	165.00	230	Mar-16	Nov-39	9.98	1.03%
	TL 230 kV COLETORA PORTO VELHO /PORTO VELHO C-2 RO	22.00	230	Aug-15	Feb-39	0.45	1.03%
	TL 230 kV COLETORA PORTO VELHO /PORTO VELHO C-1 RO	22.00	230	Aug-15	Feb-39	0.45	1.03%
	TL 230 kV JI-PARANA /PIMENTA BUENO C-3 RO	119.20	230	May-16	Nov-39	7.20	1.03%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-2 AM	29.54	230	Feb-14	Jul-40	1.52	1.03%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-1 AM	29.54	230	Feb-14	Jul-40	1.52	1.03%
	TL 138 kV JORGE TEIXEIRA /LECHUGA C-3 AM	29.54	230	Mar-15	May-42	2.00	1.03%
	TL 230 kV PIMENTA BUENO /VILHENA C-3 RO	161.00	230	Dec-15	Nov-39	9.74	1.03%
	TL 230 kV RIB.GONCALVES /BALSAS C-1 PI/MA	95.00	230	Dec-11	Jan-39	2.06	1.03%
	TL 230 kV SAMUEL /ARIQUEMES C-3 RO	154.44	230	Dec-15	Nov-39	9.31	1.03%
	TL 230 kV SAMUEL /PORTO VELHO C-3 RO	42.40	230	Oct-15	Nov-39	2.54	1.03%
	TL 230 kV SAO LUIS II /SAO LUIS III C-1 MA	35.94	230	May-10	Mar-38	1.33	1.01%
	TL 230 kV VILHENA /JAURU C-3 RO/MT	343.60	230	Nov-15	Nov-39	20.36	1.03%
Chesf	Ibicoara-Brumado, C1	94.50	230	Mar-12	Jun-37	3.11	IPCA
	Milagres-Coremas, C2	119.80	230	Jun-09	Mar-35	7.14	IGPM
	Milagres-Tauá, C1	208.10	230	Dec-07	Mar-35	10.49	IGPM
	Paulo Afonso III- Zebu II, C1	5.40	230	Aug-12	Aug-39	0.16	IPCA
	Paulo Afonso III- Zebu II, C2	5.40	230	Aug-12	Aug-39	0.16	IPCA
	Paraiso-Açu II, C2	132.80	230	Sep-10	Jun-37	3.95	IPCA
	Picos-Tauá II, C1	183.20	230	Feb-13	Jun-37	5.27	IPCA
	Pirapama II-Suape II, C1	20.90	230	Dec-12	Jan-39	0.90	IPCA
	Pirapama II-Suape II, C2	20.90	230	Dec-12	Jan-39	0.90	IPCA
	Suape III-Suape II, C1	3.60	230	Dec-12	Jan-39	0.53	IPCA
	Suape III-Suape II, C2	3.60	230	Dec-12	Jan-39	0.53	IPCA
	C. Mirim II-João Câmara II C1	74.50	230	Feb-14	Nov-40	1.96	IPCA
	Extremoz II-C. Mirim II C1	31.40	230	Feb-14	Nov-40	0.63	IPCA
	Jardim/Penedo, C1	110.00	230	Mar-14	Mar-38	2.79	IPCA
	B. Jesus da Lapa II – Igaporã II	115.00	230	May-14	Nov-40	2.98	IPCA
	Acaraú II-Sobral III, C2	91.30	230	Sep-15	Nov-40	2.74	IPCA
	Igaporã II-Igaporã III,C1	5.40	230	out/15	Jun-42	0.10	IPCA
	Igaporã II-Igaporã III,C2	5.40	230	out/15	Jun-42	0.10	IPCA
	Igaporã III-Pindaí II,C1	49.50	230	out/15	Jun-42	2.35	IPCA
	Paraiso-Lagoa Nova II, C1	65.40	230	dez/16	Oct-41	2.94	IPCA
	Ceará Mirim II-Touros II	61.50	230	mai/17	Jun-42	2.33	IPCA
	Casa Nova II-Sobradinho, C1	67.10	230	Sep-17	ICG	-	-
	Mossoró IV-Mossoró II, C1	36.10	230	Oct-17	Jun-42	1.24	IPCA
	Teresina II-Teresina III, C1	22.80	230	Oct-17	Dec-41	1.08	IPCA
	Teresina II-Teresina III, C2	22.80	230	Oct-17	Dec-41	1.08	IPCA
	Morro do Chapéu II-Irecê	64.10	230	Dec-17	Oct-41	1.62	IPCA
Furnas (4)(5)	TL 345 kV CAMPOS /MACAE MERCHAN C-3 RJ	90.00	345	Jun-10	Mar-35	15.52	IGPM
	TL 345 kV ITAPETI /NORDESTE C-1 SP	29.00	345	Dec-14	Apr-36	4.43	IPCA
	TL 345 kV ITAPETI /TIJUCO PRETO C-4 SP	21.00	345	Jan-13	Apr-36	2.27	IPCA
	TL 345 kV ITAPETI /TIJUCO PRETO C-3 SP	21.00	345	Jan-13	Apr-36	2.27	IPCA
	TL 500 kV B.DESPACHO 3 /OURO PRETO 2 C-1 MG	180.00	500	Feb-16	Jan-39	9.32	IPCA
	TL 500 kV IBIUNA /BATEIAS C-2 SP/PR	332.00	500	Mar-03	May-31	41.30	IGPM
	TL 500 kV IBIUNA /BATEIAS C-1 SP/PR	332.00	500	Mar-03	May-31	41.30	IGPM
	TL 230 kV PIRINEUS /XAVANTES C-2 GO	50.00	230	Mar-16	Dec-41	2.99	IPCA
	TL 230 kV MASCARENHAS /LINHARES C-1 ES (6)	94.70	230	Jul-18	Jul-40	3.50	IPCA
	TL 138 kV BATALHA / PARACATU (1)	85.00	138	Sep-13	Aug-41	*	*
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-2 (1)	119.00	138	Jun-13	Aug-41	*	*
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-1 (1)	119.00	138	Jun-13	Aug-41	*	*
	TL 230 kV MANSO / NOBRES (1) (2)	66.00	230	Nov-00	Feb-35	*	*
	TL 138 kV MANSO / NOBRES (3)	70.00	138	Aug-99	Feb-35	*	*
Eletrosul	TL 132 kV CV URUGUAIANA /PASO DE LOS LIBRES C-1 RS	12.50	132	Sep-94	Jul-21	0.38	IPCA
	TL 230 kV FOZ DO CHAPECO /GUARITA	76.12	230	Oct-16	Jun-41	0.65	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-2 RS/SC	77.60	230	Oct-10	Jun-41	0.97	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-1 RS/SC	77.60	230	Oct-10	Jun-41	0.97	IPCA
	TL 230 kV MONTE CLARO /GARIBALDI 1 C-1 RS	32.70	230	Sep-13	Oct-40	2.27	IPCA
	TL 230 kV PRE.MEDICI /SANTA CRUZ 1 C-1 RS	237.40	230	Jan-10	Mar-38	5.39	IPCA
	TL 500 kV ABDON BATISTA /C.NOVOS C-1 SC	35.00	525	Sep-06	Mar-35	8.96	IGPM
	TL 500 kV BIGUACU /ABDON BATISTA C-1 SC	234.80	525	Sep-06	Mar-35	51.22	IGPM
	TL 500 kV BIGUACU /BLUMENAU C-1 SC	88.00	525	Sep-06	Mar-35	19.73	IGPM
	TL 500 kV CASCAVEL OEST /IVAIPORA C-1 PR	203.40	525	Oct-05	Feb-34	41.08	IGPM
	TL 500 kV IVAIPORA /S.SANTIAGO C-2 PR	168.50	525	Oct-05	fe/34	37.55	IGPM
	TL 525 kV C.NOVOS /NOVA STA RITA C-1 SC/RS	257.43	525	May-09	Apr-36	34.52	IGPM
	TL 230 kV PRE.MEDICI /CANDIOTA	2.80	230	Jul-15	Dec-42	No AAR	-
	TL 525 kV Candiota - Melo (Uruguay Border)	60.00	525	Jul-15	Dec-40	No AAR	-
Amazonas G&T	TL 230 kV CRIST. ROCHA /LECHUGA C-1 AM	5.44	230	Jul-13	without definition	0.16	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-2 AM	13.73	230	May-14	without definition	0.82	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-1 AM	13.73	230	May-14	without definition	0.82	-
	TL 230 kV LECHUGA /MANAUS C-2 AM	19.70	230	Apr-15	without definition	0.57	-
	TL 230 kV LECHUGA /MANAUS C-1 AM	19.73	230	Jul-13	without definition	0.56	-
	TL 230 kV PRES FIGUEIREDO /RL (UHE BALBINA / CRIST. ROCHA) C-1 AM	0.12	230	Sep-98	without definition	0.00	-
	TL 230 kV UHE BALBINA /CRIST. ROCHA C-1 AM	154.89	230	Nov-16	without definition	4.44	-
	TL 230 kV UHE BALBINA /LECHUGA C-1 AM	159.29	230	Aug-14	without definition	4.64	-
	TL 230 kV BALBINA - BALBINA C-1 AM	0.59	230	Feb-89	Mar-27	*	-
	TL 230 kV BALBINA - BALBINA C-2 AM	0.64	230	Apr-89	Mar-27	*	-
	TL 230 kV BALBINA - BALBINA C-3 AM	0.64	230	Apr-89	Mar-27	*	-
	TL 230 kV BALBINA - BALBINA C-4 AM	0.68	230	Sep-89	Mar-27	*	-
	TL 230 kV BALBINA - BALBINA C-5 AM	0.68	230	Jul-89	Mar-27	*	-

(1) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Batalha-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(2) The 230kV TL is in the concession contract of HPU Manso, not having, for this reason, its own AAR. As it belongs to a generation contract, Furnas has only 70% of the line.

(3) TL 138kV was built to supply the residential village, at the time of HPU implementation. However, the population once supplied still needed to be served. Unsuccessfully, an attempt to transfer this TL to Cemat was done. Furnas maintains this TL but there is no associated revenue.

(4) AAR cycle 2018/2019 established by ReH 2,408 / 2018 is priced at 06/01/2018, effective as of July 1, 2018.

(5) Additional AAR in the 2018/2019 cycle of enterprises (auctions) and authorized reinforcements. The new AAR (R$) in 3Q18 includes the additional AAR post Annual Tariff Readjustment - cycle 2018/2019.

(6) Consiering the venture associated with TL Mascarenhas Linhares (CC 006/2010), the NOS issued the TLDs 107/8/2018, 108/8/2018, 109/8/2018 and 110/8/2018 recognizing the test phase operation on 07/17/2018 and commercial operation on 08/14/2018, and Furnas started to receive the revenue.

(*) Enterprises in operation which do not have right to AAR.

III.3.2 Transmission Lines – Enterprises renewed under terms of 12,783 law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.2018 (R$ Million)(1)	Readjustment Index
Eletronorte	LT 138 kV C. MAGALHAES /RONDONOPOLIS - Cemat C-1 MT	176.00	138	Apr-81	Dec-42	1.75	1.03%
	LT 138 kV COXIPÓ /SÃO TADEU C-1 MT	44.17	138	Jan-10	Dec-42	1.85	1.03%
	LT 138 kV SÃO TADEU /JACIARA C-1 MT	77.92	138	Jan-15	Dec-42	0.00	-
	LT 138 kV JACIARA /RONDONÓPOLIS - Cemat C-1 MT (2) A LT JACIARA /RONDONÓPOLIS Cemat C-1 MT (70 kM) foi seccionada na SE Complexo do Prata em 18/07/2017.	-	138	May-09	Dec-42	0.00	-
	LT 138 kV JACIARA /COMPLEXO DO PRATA C-1 MT	5.37	138	Jul-17	Dec-42	0.00	-
	LT 138 kV COMPLEXO DO PRATA RONDONÓPOLIS - Cemat C-1 MT	66.00	138	Jul-17	Dec-42	0.00	-
	LT 138 kV TUCURUI VILA /CAMETA C-1 PA	214.21	138	Aug-98	Dec-42	10.13	1.00%
	LT 230 kV ABUNA /PORTO VELHO C-1 RO	188.00	230	May-02	Dec-42	2.69	1.03%
	LT 230 kV ABUNA /RIO BRANCO 1 C-1 RO/AC	302.00	230	Nov-02	Dec-42	4.32	1.03%
	LT 230 kV ALTAMIRA /TRANSAMAZONIC C-1 PA	184.62	230	Oct-88	Dec-42	12.85	1.00%
	LT 230 kV ARIQUEMES /JARU C-1 RO	83.82	230	Sep-94	Dec-42	1.15	1.03%
	LT 230 kV BARRA PEIXE /RONDONOPOLIS C-2 MT	216.79	230	Mar-08	Dec-42	14.89	1.00%
	LT 230 kV BARRA PEIXE /RONDONOPOLIS C-1 MT	217.00	230	Oct-97	Dec-42	14.89	1.03%
	LT 230 kV CARAJAS /INTEGRADORA C-3 PA	85.35	230	Aug-13	Dec-42	0.59	1.03%
	LT 230 kV CARAJAS /INTEGRADORA C-2 PA	85.35	230	Aug-13	Dec-42	0.59	1.03%
	LT 230 kV CARAJAS /MARABA C-1 PA	145.00	230	Oct-04	Dec-42	2.09	1.03%
	LT 230 kV CASTANHAL /SANTA MARIA C-2 PA	25.04	230	Dec-94	Dec-42	2.18	1.00%
	LT 230 kV COELHO NETO /TERESINA C-1 MA/PI	127.10	230	Sep-06	Dec-42	1.84	1.03%
	LT 230 kV COXIPO /NOBRES C-1 MT	112.41	230	Sep-96	Dec-42	8.13	1.00%
	LT 230 kV GUAMA /UTINGA C-2 PA	19.40	230	Dec-81	Dec-42	1.14	1.00%
	LT 230 kV GUAMA /UTINGA C-1 PA	19.40	230	Dec-81	Dec-42	1.14	1.00%
	LT 230 kV IMPERATRIZ /PORTO FRANCO C-1 MA	110.10	230	Oct-94	Dec-42	7.56	1.00%
	LT 230 kV JARU /JI-PARANA C-1 RO	80.69	230	Sep-94	Dec-42	1.20	1.03%
	LT 230 kV JAURU /VARZEA GRANDE C-2 MT	336.89	230	Jun-03	Dec-42	4.24	1.03%
	LT 230 kV JAURU /VARZEA GRANDE C-1 MT	336.89	230	Jun-03	Dec-42	3.86	1.03%
	LT 230 kV JI-PARANA /PIMENTA BUENO C-1 RO	117.80	230	Jun-08	Dec-42	1.68	1.03%
	LT 230 kV MIRANDA II /PERITORO C-1 MA	94.20	230	Dec-02	Dec-42	1.36	1.03%
	LT 230 kV NOBRES /NOVA MUTUM C-1 MT	104.57	230	Sep-96	Dec-42	7.18	1.00%
	LT 230 kV NOVA MUTUM /LUCAS DO RIO VERDE C-1 MT	93.80	230	Nov-12	Dec-42	6.37	1.00%
	LT 230 kV LUCAS DO RIO VERDE /SORRISO C-1 MT	52.50	230	Nov-12	Dec-42	3.59	1.01%
	LT 230 kV P.DUTRA /PERITORO C-1 MA	115.00	230	Mar-03	Dec-42	1.51	1.03%
	LT 230 kV PERITORO /COELHO NETO C-1 MA	223.00	230	Jul-06	Dec-42	3.19	1.03%
	LT 230 kV PIMENTA BUENO /VILHENA C-1 RO	160.20	230	Oct-08	Dec-42	2.29	1.03%
	LT 230 kV RONDONOPOLIS /COXIPO C-2 MT	187.80	230	Jul-84	Dec-42	12.89	1.00%
	LT 230 kV RONDONOPOLIS /COXIPO C-1 MT	187.80	230	Sep-88	Dec-42	7.57	0.59%
	LT 230 kV SAMUEL /ARIQUEMES C-1 RO	151.60	230	Aug-94	Dec-42	2.17	1.03%
	LT 230 kV SAMUEL /PORTO VELHO C-2 RO	40.55	230	Jul-89	Dec-42	0.46	1.03%
	LT 230 kV SAMUEL /PORTO VELHO C-1 RO	40.55	230	Jul-89	Dec-42	0.46	1.03%
	LT 230 kV SAO LUIS II /MIRANDA II C-1 MA	105.30	230	Nov-02	Dec-42	1.52	1.03%
	LT 230 kV SAO LUIS II /SAO LUIS I C-2 MA	19.00	230	Sep-88	Dec-42	1.44	1.00%
	LT 230 kV SAO LUIS II /SAO LUIS I C-1 MA	18.60	230	Jan-83	Dec-42	1.41	1.00%
	LT 230 kV SINOP /SORRISO C-1 MT	74.78	230	Sep-96	Dec-42	0.06	1.00%
	LT 230 kV TRANSAMAZONIC /RUROPOLIS C-1 PA	145.40	230	Oct-88	Dec-42	9.84	1.00%
	LT 230 kV TUCURUI /ALTAMIRA C-1 PA	317.60	230	Jun-98	Dec-42	22.42	1.00%
	LT 230 kV UTINGA /CASTANHAL C-1 PA	69.27	230	Dec-94	Dec-42	4.34	1.00%
	LT 230 kV UTINGA /MIRAMAR C-2 PA	15.70	230	Aug-15	Dec-42	0.59	1.00%
	LT 230 kV UTINGA /MIRAMAR C-1 PA	15.70	230	Aug-15	Dec-42	0.59	1.00%
	LT 230 kV VARZEA GRANDE /COXIPO C-2 MT	28.80	230	Jun-03	Dec-42	0.48	1.03%
	LT 230 kV VARZEA GRANDE /COXIPO C-1 MT	28.80	230	Jun-03	Dec-42	0.26	1.03%
	LT 230 kV VILA DO CONDE /GUAMA C-2 PA	49.30	230	Dec-82	Dec-42	1.56	0.59%
	LT 230 kV VILA DO CONDE /GUAMA C-1 PA	49.30	230	Apr-81	Dec-42	1.56	0.59%
	LT 230 kV XINGU /RL (TUCURUI / ALTAMIRA) C-1 PA	0.52	230	Oct-14	Dec-42	0.01	1.03%
	LT 500 kV COLINAS /MIRACEMA C-1 TO	173.97	500	Mar-99	Dec-42	29.17	1.00%
	LT 500 kV IMPERATRIZ /COLINAS C-1 MA/TO	342.60	500	Mar-99	Dec-42	57.44	1.00%
	LT 500 kV IMPERATRIZ /MARABA C-2 MA/PA	181.82	500	Mar-88	Dec-42	30.52	1.00%
	LT 500 kV IMPERATRIZ /MARABA C-1 MA/PA	181.09	500	Apr-81	Dec-42	17.94	0.59%
	LT 500 kV IMPERATRIZ /P.DUTRA C-2 MA	385.30	500	Jan-00	Dec-42	64.61	1.00%
	LT 500 kV IMPERATRIZ /P.DUTRA C-1 MA	386.60	500	Oct-82	Dec-42	64.61	1.00%
	LT 500 kV MARABA /TUCURUI C-2 PA	221.70	500	Feb-88	Dec-42	37.22	1.00%
	LT 500 kV MARABA /TUCURUI C-1 PA	222.14	500	Oct-81	Dec-42	37.22	1.00%
	LT 500 kV MIRANDA II /P.DUTRA C-2 MA	195.80	500	Mar-86	Dec-42	32.98	1.00%
	LT 500 kV MIRANDA II /S.ANTONIO DOS LOPES C-1 MA	142.60	500	Dec-12	Dec-42	23.89	1.00%
	LT 500 kV S.ANTONIO DOS LOPES /P. DUTRA C-1 MA	52.90	500	Dec-12	Dec-42	8.83	1.00%
	LT 500 kV P.DUTRA /B. ESPERANCA C-1 MA	205.39	500	Jan-00	Dec-42	34.33	1.00%
	LT 500 kV SAO LUIS II /MIRANDA II C-2 MA	106.80	500	Mar-86	Dec-42	17.70	1.00%
	LT 500 kV SAO LUIS II /MIRANDA II C-1 MA	106.80	500	Jul-84	Dec-42	17.69	1.00%
	LT 500 kV TUCURUI /VILA DO CONDE C-1 PA	327.10	500	Dec-81	Dec-42	54.77	1.00%
	LT 69 kV TUCURUI /TUCURUI VILA C-2 PA	2.30	69	Jul-97	Dec-42	0.12	1.00%
	BOA VISTA- SANTA ELENA	190.20	230	Jun-01	Dec-42	*	-
	COARACY NUNES - SANTANA - C1	-	138	Oct-75	Dec-42	*	-
	COARACY NUNES - SANTANA - C2	-	138	Feb-05	Dec-42	*	-
	COARACY NUNES - TARTARUGALZINHO	-	138	Jun-00	Dec-42	*	-
	EQUATORIAL - SANTA RITA	-	69	Sep-08	Dec-42	*	-
	SANTANA – EQUATORIAL	-	69	Aug-00	Dec-42	*	-
	SANTANA - MACAPÁ II	-	69	Nov-96	Dec-42	*	-
	SANTANA – PORTUÁRIA	-	138	Apr-96	Dec-42	*	-
	SANTANA - SANTA RITA	-	69	Dec-07	Dec-42	*	-
	TARTARUGALZINHO – AMAPÁ	-	69	Feb-02	Dec-42	*	-
	TARTARUGALZINHO – CALÇOENE	-	69	Dec-01	Dec-42	*	-
	LT 69 kV TUCURUI (Usina) - TUCURUI (SE)	1.40	69	Jan-80	Dec-42	*	-
	LT 69 kV TUCURUI (Usina) - TUCURUI (SE)	1.40	69	Dec-85	Dec-42	*	-
	São Luiz II - UTE São Luiz	0.05	230	Jan-82	Dec-42	*	-
	Samuel (Usina) - Samuel (SE)	2.85	230	Jul-89	Sep-29	*	-
	LT 138 kV CURUÁ-UNA- TAPAJÓS - CELPA	68.80	138	Jan-06	Jul-28	*	-
	LT 500 kV Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 to May/05	Jul-24	*	-
Chesf	LT 69 kV ABAIXADORA /MOXOTO C-1 BA	5.30	69	Oct-70	Dec-42	0.05	-
	LT 69 kV ABAIXADORA /MULUNGU C-1 BA	6.50	69	May-75	Dec-42	0.07	-
	LT 69 kV ABAIXADORA /ZEBU C-1 BA/AL	5.40	69	Oct-72	Dec-42	0.05	-
	LT 69 kV CAMACARI II /CAMACARI II C-1 BA	1.40	69	Jun-60	Dec-42	0.02	-
	LT 69 kV CATU /COTEGIPE C-2 BA	48.70	69	Jun-60	Dec-42	0.40	-
	LT 69 kV CATU /COTEGIPE C-1 BA	48.70	69	Jun-60	Dec-42	0.40	-
	LT 69 kV JABOATAO /RECIFE II C-1 RJ/PE	3.10	69	Jan-65	Dec-42	0.03	-
	LT 69 kV MATATU /PITUACU C-2 BA	7.50	69	Jun-60	Dec-42	0.06	-
	LT 69 kV MATATU /PITUACU C-1 BA	7.40	69	Jun-60	Dec-42	0.18	-
	LT 69 kV MOD.REDUZIDO /RL (ABAIXADORA / MOXOTO) C-1 BA	0.50	69	Apr-73	Dec-42	0.01	-
	LT 69 kV PEDRA /JEQUIE C-1 BA	20.50	69	Nov-78	Dec-42	0.59	-
	LT 69 kV PIRAPAMA II /RECIFE II C-1	21.30	69	Jan-65	Dec-42	0.00	-
	LT 69 kV PITUACU /COTEGIPE C-2 BA	21.90	69	Jun-60	Dec-42	0.16	-
	LT 69 kV PITUACU /COTEGIPE C-1 BA	22.10	69	Jun-60	Dec-42	0.17	-
	LT 69 kV ZEBU /ITAPARICA C-1 BA/PE	27.00	69	Jul-77	Dec-42	0.77	-
	LT 69 kV ZEBU /MOXOTO C-1 BA	7.20	69	Apr-83	Dec-42	0.41	-
	LT 138 kV ACU II /SAN.MATOS II C-1 RN	49.60	138	Dec-67	Dec-42	0.49	-
	LT 138 kV C.GRANDE II /PILOES C-1 PB	79.30	138	Jan-68	Dec-42	1.48	-
	LT 138 kV C.GRANDE II /SANTA CRUZ II C-1 PB/RN	117.30	138	Apr-63	Dec-42	0.91	-
	LT 138 kV CUR.NOVOS II /SANTA CRUZ II C-1 RN	55.00	138	Oct-65	Dec-42	0.54	-
	LT 138 kV PARAISO /SANTA CRUZ II C-1 RN	8.70	138	Jan-68	Dec-42	0.23	-
	LT 138 kV PILOES /PARAISO C-1 PB/RN	107.90	138	Jan-68	Dec-42	1.57	-
	LT 138 kV SAN.MATOS II /CUR.NOVOS II C-1 RN	38.80	138	Dec-67	Dec-42	0.38	-
	LT 138 kV USINA PA-II /ZEBU C-1 BA	6.00	138	Dec-64	Dec-42	0.07	-
	LT 230 kV ANGELIM /MESSIAS C-3 PE/AL	79.10	230	Aug-86	Dec-42	6.40	-
	LT 230 kV ANGELIM /MESSIAS C-2 PE/AL	78.50	230	Oct-76	Dec-42	2.73	-
	LT 230 kV ANGELIM /MESSIAS C-1 PE/AL	78.90	230	Apr-77	Dec-42	2.74	-
	LT 230 kV ANGELIM /RECIFE II C-2 PE	171.70	230	Jan-67	Dec-42	1.94	-
	LT 230 kV ANGELIM /RECIFE II C-1 PE	171.70	230	Jan-61	Dec-42	1.94	-
	LT 230 kV ANGELIM /RIBEIRAO C-1 PE	115.70	230	Jan-53	Dec-42	4.90	-
	LT 230 kV ANGELIM /TACAIMBO C-3 PE	65.70	230	Jun-98	Dec-42	5.31	-
	LT 230 kV ANGELIM /TACAIMBO C-2 PE	64.10	230	Mar-73	Dec-42	0.92	-
	LT 230 kV ANGELIM /TACAIMBO C-1 PE	63.90	230	Mar-63	Dec-42	0.91	-
	LT 230 kV AQUIRAZ II /FORTALEZA C-2 CE	30.10	230	Aug-78	Dec-42	0.45	-
	LT 230 kV ARAPIRACA III /PENEDO C-1 AL	89.60	230	Jan-98	Dec-42	2.85	-
	LT 230 kV B. ESPERANCA /TERESINA C-2 MA/PI	198.00	230	Dec-81	Dec-42	16.01	-
	LT 230 kV B. ESPERANCA /TERESINA C-1 MA/PI	198.00	230	Mar-70	Dec-42	2.83	-
	LT 230 kV B.JESUS LAPA /BARREIRAS C-1 BA	233.50	230	Dec-90	Dec-42	17.75	-
	LT 230 kV BANABUIU /AQUIRAZ II C-2 CE	181.80	230	Aug-78	Dec-42	5.67	-
	LT 230 kV BANABUIU /FORTALEZA C-3 CE	176.00	230	Jul-78	Dec-42	6.20	-
	LT 230 kV BANABUIU /FORTALEZA C-1 CE	177.20	230	Oct-65	Dec-42	2.59	-
	LT 230 kV BANABUIU /ICO C-1 CE	124.70	230	Dec-77	Dec-42	4.00	-
	LT 230 kV BANABUIU /MOSSORO II C-2 CE/RN	177.20	230	Apr-16	Dec-42	2.89	-
	LT 230 kV BANABUIU /MOSSORO II C-1 CE/RN	177.20	230	Jul-03	Dec-42	17.86	-
	LT 230 kV BANABUIU /RUSSAS II C-1 CE	110.40	230	May-71	Dec-42	4.08	-
	LT 230 kV BOM NOME /MILAGRES C-3 PE/CE	83.90	230	Sep-79	Dec-42	3.69	-
	LT 230 kV BOM NOME /MILAGRES C-2 PE/CE	84.10	230	Dec-74	Dec-42	1.20	-
	LT 230 kV BOM NOME /MILAGRES C-1 PE/CE	83.70	230	Sep-61	Dec-42	1.20	-
	LT 230 kV BONGI /ACONORTE C-1 PE	6.00	230	Aug-76	Dec-42	0.32	-
	LT 230 kV BONGI /JOAIRAM C-3 PE	6.40	230	Jan-61	Dec-42	0.09	-
	LT 230 kV BONGI /JOAIRAM C-2 PE	6.40	230	Jan-67	Dec-42	0.09	-
	LT 230 kV BONGI /JOAIRAM C-1 PE	6.30	230	Jan-53	Dec-42	0.11	-
	LT 230 kV BROT.MACAUBAS /B.JESUS LAPA C-1 BA	204.60	230	Sep-81	Dec-42	24.60	-
	LT 230 kV C.GRANDE II /COTEMINAS C-1 PB	2.50	230	Oct-99	Dec-42	0.16	-
	LT 230 kV C.GRANDE II /PARAISO C-2 PB/RN	119.00	230	Apr-79	Dec-42	4.14	-
	LT 230 kV C.GRANDE II /PARAISO C-1 PB/RN	118.10	230	May-79	Dec-42	4.10	-
	LT 230 kV C.GRANDE III /C.GRANDE II C-3 PB	10.60	230	Oct-02	Dec-42	0.32	-
	LT 230 kV C.GRANDE III /C.GRANDE II C-2 PB	10.60	230	Oct-99	Dec-42	0.16	-
	LT 230 kV C.GRANDE III /EXTREMOZ II C-1 PB/RN	191.40	230	Oct-99	Dec-42	10.89	-
	LT 230 kV C.GRANDE III /NATAL III C-1 PB/RN	175.80	230	Oct-02	Dec-42	10.86	-
	LT 230 kV CAMACARI II /BRAS.C.SODA C-1 BA	7.20	230	May-92	Dec-42	0.70	-
	LT 230 kV CAMACARI II /BRASKEM C-2 BA	-	-	-	-	0.32	-
	LT 230 kV CAMACARI II /BRASKEM C-1 BA	-	-	-	-	0.58	-
	LT 230 kV CAMACARI II /CARAIBAS C-1 BA	3.20	230	Feb-82	Dec-42	0.34	-
	LT 230 kV CAMACARI II /COTEGIPE C-2 BA	23.50	230	Oct-76	Dec-42	1.14	-
	LT 230 kV CAMACARI II /G.MANGABEIRA C-2 BA	83.70	230	Sep-82	Dec-42	5.40	-
	LT 230 kV CAMACARI II /G.MANGABEIRA C-1 BA	83.70	230	Sep-82	Dec-42	5.34	-
	LT 230 kV CAMACARI II /MATATU C-1 BA	47.00	230	Aug-53	Dec-42	0.67	-
	LT 230 kV CAMACARI II /PITUACU C-2 BA	39.20	230	Jan-02	Dec-42	2.50	-
	LT 230 kV CAMACARI IV /COTEGIPE C-1 BA	22.90	230	Jun-70	Dec-42	1.35	-
	LT 230 kV CAMACARI IV /JACARACANGA C-2 BA	19.20	230	Mar-77	Dec-42	1.54	-
	LT 230 kV CAMACARI IV /JACARACANGA C-1 BA	19.20	230	Jul-77	Dec-42	1.54	-
	LT 230 kV CAMACARI IV /PITUACU C-1 BA	39.20	230	Oct-84	Dec-42	3.28	-
	LT 230 kV CATU /CAMACARI IV C-2 BA	25.00	230	Aug-53	Dec-42	0.46	-
	LT 230 kV CATU /CAMACARI IV C-1 BA	25.00	230	Jun-70	Dec-42	0.46	-
	LT 230 kV CATU /G.MANGABEIRA C-1 BA	77.20	230	Aug-67	Dec-42	1.12	-
	LT 230 kV CAUIPE /FORTALEZA II C-3 CE	58.20	230	Nov-73	Dec-42	4.69	-
	LT 230 kV CAUIPE /FORTALEZA II C-2 CE	58.00	230	Nov-03	Dec-42	0.65	-
	LT 230 kV CAUIPE /FORTALEZA II C-1 CE	58.00	230	Nov-03	Dec-42	0.69	-
	LT 230 kV CAUIPE /SOBRAL II C-1 CE	177.40	230	Nov-73	Dec-42	2.61	-
	LT 230 kV CIC. DANTAS /CATU C-2 BA	201.30	230	Apr-72	Dec-42	2.92	-
	LT 230 kV CIC. DANTAS /CATU C-1 BA	200.70	230	Mar-68	Dec-42	2.88	-
	LT 230 kV COTEGIPE /JACARACANGA C-1 BA	15.20	230	Dec-71	Dec-42	0.31	-
	LT 230 kV COTEGIPE /MATATU C-1 BA	30.00	230	May-77	Dec-42	1.45	-
	LT 230 kV COTEMINAS /PAU FERRO C-1 PB/PE	123.90	230	Oct-99	Dec-42	7.98	-
	LT 230 kV DELM. GOUVEIA /FORTALEZA II C-2 CE	7.10	230	Jun-89	Dec-42	0.54	-
	LT 230 kV DELM. GOUVEIA /FORTALEZA II C-1 CE	7.10	230	Jun-89	Dec-42	0.54	-
	LT 230 kV EXTREMOZ II /NATAL III C-1 RN	17.00	230	Feb-14	Dec-42	0.13	-
	LT 230 kV FORTALEZA /FORTALEZA II C-3 CE	0.30	230	Oct-05	Dec-42	0.01	-
	LT 230 kV FORTALEZA /FORTALEZA II C-2 CE	0.30	230	Feb-00	Dec-42	0.01	-
	LT 230 kV FORTALEZA /FORTALEZA II C-1 CE	0.30	230	Feb-00	Dec-42	0.01	-
	LT 230 kV FORTALEZA II /PICI II C-2 CE	27.50	230	May-09	Dec-42	1.93	-
	LT 230 kV FORTALEZA II /PICI II C-1 CE	27.50	230	May-09	Dec-42	1.93	-
	LT 230 kV FUNIL /ITAPEBI C-2 BA	198.10	230	Jul-90	Dec-42	12.64	-
	LT 230 kV FUNIL /ITAPEBI C-1 BA	198.10	230	Jul-90	Dec-42	12.64	-
	LT 230 kV G.MANGABEIRA /SAPEACU C-3 BA	22.60	230	Feb-84	Dec-42	1.59	-
	LT 230 kV G.MANGABEIRA /SAPEACU C-2 BA	22.50	230	Feb-84	Dec-42	1.58	-
	LT 230 kV G.MANGABEIRA /SAPEACU C-1 BA	23.50	230	Dec-68	Dec-42	0.37	-
	LT 230 kV GARANHUNS II /ANGELIM C-3 PE	-	-	-	-	0.27	-
	LT 230 kV GARANHUNS II /ANGELIM C-2 PE	11.60	230	Dec-73	Dec-42	0.17	-
	LT 230 kV GARANHUNS II /ANGELIM C-1 PE	12.30	230	Jan-61	Dec-42	0.17	-
	LT 230 kV GOIANINHA /C.GRANDE II C-1 PE/PB	99.30	230	Feb-70	Dec-42	1.42	-
	LT 230 kV GOIANINHA /MUSSURE II C-2 PE/PB	50.60	230	Oct-77	Dec-42	1.76	-
	LT 230 kV GOIANINHA /SANTA RITA II C-1 PE/PB	59.00	230	Oct-77	Dec-42	1.55	-
	LT 230 kV IBIAPINA II /SOBRAL II C-1 CE	103.00	230	Aug-73	Dec-42	1.31	-
	LT 230 kV ICO /MILAGRES C-1 CE	103.40	230	Dec-77	Dec-42	4.00	-
	LT 230 kV IRECE /BROT.MACAUBAS C-1 BA	135.40	230	Sep-81	Dec-42	10.03	-
	LT 230 kV ITABAIANA /ITABAIANINHA C-1 SE	76.80	230	Aug-53	Dec-42	1.50	-
	LT 230 kV ITABAIANA /JARDIM C-2 SE	44.00	230	Aug-79	Dec-42	1.53	-
	LT 230 kV ITABAIANA /JARDIM C-1 SE	44.00	230	Aug-79	Dec-42	1.53	-
	LT 230 kV ITABAIANINHA /CATU C-1 SE/BA	143.90	230	Aug-53	Dec-42	2.11	-
	LT 230 kV ITAPEBI /EUNAPOLIS C-2 BA	47.00	230	Jul-90	Dec-42	3.00	-
	LT 230 kV ITAPEBI /EUNAPOLIS C-1 BA	47.00	230	Jul-90	Dec-42	3.00	-
	LT 230 kV JACARACANGA /ALCAN C-1 BA	1.80	230	May-83	Dec-42	0.18	-
	LT 230 kV JACARACANGA /DOW QUIMICA C-2 BA	7.90	230	Mar-77	Dec-42	0.41	-
	LT 230 kV JACARACANGA /DOW QUIMICA C-1 BA	7.80	230	Jul-77	Dec-42	0.42	-
	LT 230 kV JAGUARARI-SE /SR.BONFIM II C-1 BA	80.70	230	Jan-80	Dec-42	3.27	-
	LT 230 kV JARDIM-CIA.VALE.RIO DOCE, C1	0.80	230	Feb-07	Dec-42	0.00	-
	LT 230 kV JUAZEIRO II /JAGUARARI-SE C-1 BA	88.00	230	Jan-80	Dec-42	2.77	-
	LT 230 kV JUAZEIRO II /SR.BONFIM II C-1 BA	148.60	230	Apr-81	Dec-42	5.16	-
	LT 230 Kv LIBRA-LIBRA, C1	1.50	230	Dec-91	Dec-42	0.00	-
	LT 230 kV MESSIAS /MACEIO C-2 AL	25.90	230	Nov-96	Dec-42	1.82	-
	LT 230 kV MESSIAS /MACEIO C-1 AL	25.90	230	Nov-96	Dec-42	1.82	-
	LT 230 kV MESSIAS /RIO LARGO II C-3 AL	11.60	230	Apr-77	Dec-42	0.48	-
	LT 230 kV MESSIAS /RIO LARGO II C-2 AL	11.60	230	Oct-76	Dec-42	0.48	-
	LT 230 kV MESSIAS /RIO LARGO II C-1 AL	11.90	230	Aug-86	Dec-42	1.15	-
	LT 230 kV MILAGRES /BANABUIU C-2 CE	225.10	230	Dec-77	Dec-42	7.83	-
	LT 230 kV MILAGRES /BANABUIU C-1 CE	225.90	230	Feb-65	Dec-42	3.23	-
	LT 230 kV MILAGRES /COREMAS C-1 CE/PB	119.40	230	Nov-86	Dec-42	9.66	-
	LT 230 kV MIRUEIRA /GOIANINHA C-1 PE	50.10	230	Dec-89	Dec-42	4.05	-
	LT 230 kV MOSSORO II /ACU II C-1 RN	71.30	230	Jul-87	Dec-42	5.77	-
	LT 230 kV N.S.SOCORRO /FAFEN C-1 SE	12.50	230	Aug-81	Dec-42	1.21	-
	LT 230 kV NATAL III /NATAL II C-2 RN	11.60	230	Oct-02	Dec-42	0.96	-
	LT 230 kV NATAL III /NATAL II C-1 RN	11.60	230	Oct-99	Dec-42	0.96	-
	LT 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-2 BA	0.20	230	May-80	Dec-42	0.01	-
	LT 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-1 BA	0.20	230	May-80	Dec-42	0.01	-
	LT 230 kV P. AFONSO IV /P.AFONSO III C-2 BA/AL	1.40	230	Feb-81	Dec-42	0.08	-
	LT 230 kV P. AFONSO IV /P.AFONSO III C-1 BA/AL	1.10	230	Oct-79	Dec-42	0.06	-
	LT 230 kV P.AFONSO III /ANGELIM C-1 AL/PE	221.30	230	Jan-53	Dec-42	3.16	-
	LT 230 kV P.AFONSO III /BOM NOME C-3 AL/PE	170.80	230	Nov-78	Dec-42	7.55	-
	LT 230 kV P.AFONSO III /BOM NOME C-2 AL/PE (PAF - Floresta - Bom Nome)	171.20	230	Dec-74	Dec-42	2.44	-
	LT 230 kV P.AFONSO III /TACARUTU C-1 AL/PE	47.40	230	Oct-61	Dec-42	0.69	-
	LT 230 kV TACARUTU /BOM NOME C-1 PE	137.10	230	Oct-61	-	1.87	-
	LT 230 kV P.AFONSO III /CIC. DANTAS C-2 AL/BA	133.80	230	Jun-72	Dec-42	1.97	-
	LT 230 kV P.AFONSO III /CIC. DANTAS C-1 AL/BA	134.20	230	Mar-68	Dec-42	5.01	-
	LT 230 kV P.AFONSO III /GARANHUNS II C-4 AL/PE	214.10	230	Dec-73	Dec-42	3.45	-
	LT 230 kV P.AFONSO III /GARANHUNS II C-3 AL/PE	209.30	230	Jan-61	Dec-42	2.31	-
	LT 230 kV P.AFONSO III /GARANHUNS II C-2 AL/PE	209.30	230	Jan-67	Dec-42	2.31	-
	LT 230 kV P.AFONSO III /ITABAIANA C-2 AL/SE	162.50	230	Sep-85	Dec-42	10.46	-
	LT 230 kV P.AFONSO III /ITABAIANA C-1 AL/SE	162.50	230	Apr-87	Dec-42	10.46	-
	LT 230 kV P.AFONSO III /USINA PA-I C-2 AL/BA	0.60	230	Jan-55	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-I C-1 AL/BA	0.60	230	Jan-55	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-II C-5 AL/BA	0.70	230	Dec-67	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-II C-4 AL/BA	0.70	230	May-67	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-II C-3 AL/BA	0.70	230	May-67	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-II C-2 AL/BA	-	-	-	-	0.06	-
	LT 230 kV P.AFONSO III /USINA PA-II C-1 AL/BA	0.70	230	Oct-61	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-III C-4 AL/BA	0.60	230	Oct-74	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-III C-3 AL/BA	0.60	230	Apr-74	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-III C-2 AL/BA	0.60	230	Apr-72	Dec-42	0.01	-
	LT 230 kV P.AFONSO III /USINA PA-III C-1 AL/BA	0.60	230	Oct-71	Dec-42	0.01	-
	LT 230 kV PARAISO /NATAL II C-2 RN	97.20	230	Apr-79	Dec-42	3.38	-
	LT 230 kV PARAISO /NATAL II C-1 RN	96.20	230	May-79	Dec-42	3.34	-
	LT 230 kV PAU FERRO /C.GRANDE II C-2 PE/PB	125.90	230	Oct-99	Dec-42	1.42	-
	LT 230 kV PAU FERRO /MIRUEIRA II C-1 PE	23.10	230	Oct-99	Dec-42	1.02	-
	LT 230 kV PIRIPIRI /IBIAPINA II C-1 PI/CE	86.00	230	Aug-73	Dec-42	1.08	-
	LT 230 kV PITUACU /NARANDIBA C-2 BA	3.60	230	Nov-83	Dec-42	0.30	-
	LT 230 kV PITUACU /NARANDIBA C-1 BA	3.60	230	Nov-83	Dec-42	0.05	-
	LT 230 kV PITUACU /RL (COTEGIPE / MATATU) C-1 BA/PE	0.30	230	Jan-77	Dec-42	0.11	-
	LT 230 kV RECIFE II /GOIANINHA C-2 PE	71.50	230	Feb-72	Dec-42	0.80	-
	LT 230 kV RECIFE II /GOIANINHA C-1 PE	71.40	230	Feb-72	Dec-42	0.80	-
	LT 230 kV RECIFE II /JOAIRAM C-3 PE	7.40	230	Jan-61	Dec-42	0.10	-
	LT 230 kV RECIFE II /JOAIRAM C-2 PE	7.40	230	Jan-67	Dec-42	0.10	-
	LT 230 kV RECIFE II /JOAIRAM C-1 PE	7.40	230	Jan-67	Dec-42	0.13	-
	LT 230 kV RECIFE II /MIRUEIRA C-3 PE	31.50	230	Jun-86	Dec-42	2.55	-
	LT 230 kV RECIFE II /MIRUEIRA C-2 PE	31.50	230	Jun-80	Dec-42	1.09	-
	LT 230 kV RECIFE II /MIRUEIRA C-1 PE	31.00	230	Jun-80	Dec-42	1.10	-
	LT 230 kV RECIFE II /PAU FERRO C-2 PE	33.20	230	Sep-04	Dec-42	1.15	-
	LT 230 kV RECIFE II /PAU FERRO C-1 PE	33.20	230	Sep-04	Dec-42	1.15	-
	LT 230 kV RECIFE II /JABOATAO II C-2 PE	16.00	230	Jun-80	Dec-42	0.32	-
	LT 230 kV JABOATAO II /PIRAPAMA II C-2 PE	34.00	230	Jun-80	-	0.73	-
	LT 230 kV RECIFE II /PIRAPAMA II C-1 PE	27.60	230	Jun-80	Dec-42	0.00	-
	LT 230 kV RIBEIRAO /RECIFE II C-1 PE	56.60	230	Sep-94	Dec-42	6.17	-
	LT 230 kV RIO LARGO II /ARAPIRACA III C-1 AL	124.70	230	Jan-98	Dec-42	7.08	-
	LT 230 kV RIO LARGO II /BRASKEM C-1 AL	23.20	230	Jun-76	Dec-42	1.12	-
	LT 230 kV RUSSAS II /QUIXERE C-1 CE	25.40	230	Apr-81	Dec-42	1.10	-
	LT 230 kV QUIXERE /MOSSORO II C-1 CE/RN	50.20	230	Apr-81	-	2.20	-
	LT 230 kV S.JOAO PIAUI /ELISEU MARTIN C-1 PI	172.90	230	Feb-98	Dec-42	14.07	-
	LT 230 kV S.JOAO PIAUI /PICOS C-1 PI	167.80	230	Jul-85	Dec-42	13.57	-
	LT 230 kV SANTA RITA II /MUSSURE II C-1 PB	17.00	230	Oct-77	Dec-42	0.21	-
	LT 230 kV SAPEACU /FUNIL C-1 BA	195.70	230	Dec-68	Dec-42	2.79	-
	LT 230 kV SAPEACU /STO.A.JESUS C-2 BA	32.00	230	Feb-84	Dec-42	2.04	-
	LT 230 kV SAPEACU /STO.A.JESUS C-1 BA	32.00	230	Feb-84	Dec-42	0.36	-
	LT 230 kV SOBRAL II /CCCP C-1	2.90	230	Jun-01	Dec-42	0.00	-
	LT 230 kV SOBRAL II /SOBRAL III C-2 CE	13.80	230	May-09	Dec-42	0.19	-
	LT 230 kV SOBRAL II /SOBRAL III C-1 CE	13.80	230	May-09	Dec-42	0.19	-
	LT 230 kV SR.BONFIM II /IRECE C-1 BA (Sr. Bomfim - C. Formoso - Irecê)	255.20	230	Sep-81	Dec-42	17.31	-
	LT 230 kV STO.A.JESUS /FUNIL C-2 BA	162.10	230	Feb-84	Dec-42	12.39	-
	LT 230 kV STO.A.JESUS /FUNIL C-1 BA	162.60	230	Feb-84	Dec-42	1.83	-
	LT 230 kV TACAIMBO /C.GRANDE II C-2 PE/PB	124.70	230	Jun-85	Dec-42	10.08	-
	LT 230 kV TACAIMBO /C.GRANDE II C-1 PE/PB	124.70	230	Jun-85	Dec-42	10.08	-
	LT 230 kV TERESINA /PIRIPIRI C-1 PI	154.70	230	Nov-71	Dec-42	2.21	-
	LT 230 kV TERESINA II /TERESINA C-2 PI	25.30	230	Sep-02	Dec-42	1.78	-
	LT 230 kV TERESINA II /TERESINA C-1 PI	25.30	230	Sep-02	Dec-42	1.78	-
	LT 230 kV U. A. SALES /P.AFONSO III C-2 BA/AL	5.70	230	Mar-77	Dec-42	0.30	-
	LT 230 kV U. A. SALES /P.AFONSO III C-1 BA/AL	5.80	230	Oct-77	Dec-42	0.31	-
	LT 230 kV U.SOBRADINHO /JUAZEIRO II C-2 BA	42.50	230	Apr-81	Dec-42	1.70	-
	LT 230 kV U.SOBRADINHO /JUAZEIRO II C-1 BA	42.50	230	Jan-80	Dec-42	1.70	-
	LT 230 kV UB.ESPERANCA /B. ESPERANCA C-1 PI/MA	2.80	230	Dec-80	Dec-42	0.16	-
	LT 500 kV ANGELIM II /PAU FERRO C-1 PE	219.40	500	Aug-77	Dec-42	17.51	-
	LT 500 kV ANGELIM II /RECIFE II C-2 PE	170.70	500	Mar-80	Dec-42	18.82	-
	LT 500 kV CAMACARI IV /CAMACARI II C-1 BA	0.30	500	Nov-12	Dec-42	0.20	-
	LT 500 kV GARANHUNS II /ANGELIM II C-1 PE	13.20	500	Feb-77	Dec-42	1.78	-
	LT 500 kV JARDIM /CAMACARI IV C-1 SE/BA	249.60	500	May-00	Dec-42	49.07	-
	LT 500 kV L.GONZAGA /US. L.GONZAGA C-3 PE	0.60	500	May-79	Dec-42	0.15	-
	LT 500 kV L.GONZAGA /US. L.GONZAGA C-2 PE	0.60	500	May-79	Dec-42	0.15	-
	LT 500 kV L.GONZAGA /US. L.GONZAGA C-1 PE	0.60	500	May-79	Dec-42	0.15	-
	LT 500 kV MESSIAS /SUAPE II C-1 AL/PE	176.60	500	Dec-98	Dec-42	31.46	-
	LT 500 kV MILAGRES /QUIXADA C-1 CE	268.00	500	Sep-03	Dec-42	52.90	-
	LT 500 kV OLINDINA /CAMACARI II C-2 BA	146.90	500	Sep-78	Dec-42	15.79	-
	LT 500 kV OLINDINA /CAMACARI II C-1 BA	147.20	500	Oct-76	Dec-42	15.82	-
	LT 500 kV OLINDINA /US. L.GONZAGA C-1 BA/PE	248.60	500	May-76	Dec-42	26.71	-
	LT 500 kV P. AFONSO IV /ANGELIM II C-1 BA/PE	221.50	500	Jul-79	Dec-42	23.80	-
	LT 500 kV P. AFONSO IV /OLINDINA C-1 BA	212.80	500	Jun-78	Dec-42	22.87	-
	LT 500 kV P. AFONSO IV /US. L.GONZAGA C-1 BA/PE	37.40	500	Oct-79	Dec-42	4.02	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-6 BA	0.60	500	May-83	Dec-42	0.15	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-5 BA	0.60	500	Dec-81	Dec-42	0.15	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-4 BA	0.60	500	Jul-81	Dec-42	0.15	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-3 BA	0.60	500	Oct-80	Dec-42	0.15	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-2 BA	0.60	500	May-80	Dec-42	0.15	-
	LT 500 kV P. AFONSO IV /USINA PA-IV C-1 BA	0.60	500	Dec-79	Dec-42	0.15	-
	LT 500 kV P. AFONSO IV /USINA XINGO C-1 BA/AL	53.80	500	Feb-93	Dec-42	10.62	-
	LT 500 kV PAU FERRO /RECIFE II C-1 PE	114.50	500	Aug-77	Dec-42	0.66	-
	LT 500 kV PECEM II /FORTALEZA II C-1 CE	73.10	500	May-00	Dec-42	8.68	-
	LT 500 kV QUIXADA /FORTALEZA II C-1 CE	136.50	500	Sep-03	Dec-42	26.96	-
	LT 500 kV S.JOAO PIAUI /B. ESPERANCA C-1 PI/MA	233.50	500	Dec-80	Dec-42	25.09	-
	LT 500 kV SOBRAL III /PECEM II C-1 CE	176.60	500	May-00	Dec-42	32.93	-
	LT 500 kV SUAPE II /RECIFE II C-1 PE	45.40	500	Dec-98	Dec-42	3.28	-
	LT 500 kV TERESINA II /P.DUTRA C-2 PI/MA	207.70	500	Apr-03	Dec-42	7.24	-
	LT 500 kV TERESINA II /P.DUTRA C-1 PI/MA	207.90	500	May-00	Dec-42	41.16	-
	LT 500 kV TERESINA II /SOBRAL III C-1 PI/CE	334.20	500	May-00	Dec-42	11.65	-
	LT 500 kV U.SOBRADINHO /S.JOAO PIAUI C-1 BA/PI	211.00	500	Dec-80	Dec-42	22.67	-
	LT 500 kV U.SOBRADINHO /SOBRADINHO C-3 BA	0.30	500	Oct-79	Dec-42	0.15	-
	LT 500 kV U.SOBRADINHO /SOBRADINHO C-2 BA	0.30	500	Oct-79	Dec-42	0.15	-
	LT 500 kV U.SOBRADINHO /SOBRADINHO C-1 BA	0.40	500	Oct-79	Dec-42	0.15	-
	LT 500 kV US. L.GONZAGA /GARANHUNS II C-2 PE	238.70	500	Feb-77	Dec-42	25.63	-
	LT 500 kV US. L.GONZAGA /MILAGRES C-1 PE/CE	230.80	500	Feb-02	Dec-42	45.56	-
	LT 500 kV US. L.GONZAGA /U.SOBRADINHO C-2 PE/BA	316.00	500	Jun-88	Dec-42	62.38	-
	LT 500 kV US. L.GONZAGA /U.SOBRADINHO C-1 PE/BA	290.60	500	Oct-79	Dec-42	0.00	-
	LT 500 kV USINA XINGO /JARDIM C-1 AL/SE	159.80	500	May-00	Dec-42	31.54	-
	LT 500 kV USINA XINGO /MESSIAS C-1 AL	219.00	500	Feb-93	Dec-42	43.23	-
	LT 500 kV USINA XINGO /XINGO C-6 AL	0.80	500	Nov-94	Dec-42	0.18	-
	LT 500 kV USINA XINGO /XINGO C-5 AL	0.80	500	Mar-94	Dec-42	0.18	-
	LT 500 kV USINA XINGO /XINGO C-4 AL	0.90	500	Oct-95	Dec-42	0.20	-
	LT 500 kV USINA XINGO /XINGO C-3 AL	0.90	500	Oct-95	Dec-42	0.20	-
	LT 500 kV USINA XINGO /XINGO C-2 AL	0.90	500	Oct-95	Dec-42	0.20	-
	LT 500 kV USINA XINGO /XINGO C-1 AL	0.90	500	Oct-95	Dec-42	0.20	-
Furnas	LT 138 kV ADRIANOPOLIS /CEPEL C-1 RJ	1.50	138	Apr-81	Dec-42	0.05	IPCA
	LT 138 kV ADRIANOPOLIS /CEPEL C-2 RJ	1.50	138	Apr-81	Dec-42	0.05	IPCA
	LT 138 kV ADRIANOPOLIS /MAGE C-1 RJ	48.00	138	Apr-73	Dec-42	0.28	IPCA
	LT 138 kV ADRIANOPOLIS /MAGE C-2 RJ	48.00	138	Jan-73	Dec-42	0.28	IPCA
	LT 138 kV ALCANTARA /ADRIANOPOLIS C-1 RJ	19.50	138	Jul-76	Dec-42	0.58	IPCA
	LT 138 kV ALCANTARA /ADRIANOPOLIS C-2 RJ	20.00	138	Dec-98	Dec-42	1.20	IPCA
	LT 138 kV ALCANTARA /ADRIANOPOLIS C-3 RJ	20.00	138	Dec-98	Dec-42	1.77	IPCA
	LT 138 kV ANGRA AMPLA /MURIQUI C-1 RJ	36.00	138	Dec-89	Dec-42	0.27	IPCA
	LT 138 kV ANGRA FUR /ANGRA AMPLA C-1 RJ	34.00	138	Dec-89	Dec-42	0.32	IPCA
	LT 138 kV ANGRA FUR /JACUACANGA C-1 RJ	34.00	138	Aug-81	Dec-42	1.48	IPCA
	LT 138 kV ANGRA FUR /SANTA CRUZ C-1 RJ	96.00	138	Oct-77	Dec-42	4.19	IPCA
	LT 138 kV C. PAULISTA /VOLTA REDONDA C-1 SP/RJ	105.00	138	Nov-86	Dec-42	9.30	IPCA
	LT 138 kV C. PAULISTA /VOLTA REDONDA C-2 SP/RJ	105.00	138	Jun-87	Dec-42	7.24	IPCA
	LT 138 kV CAMPOS /C.ITAPEMIRIM C-1 RJ/ES	106.00	138	Feb-73	Dec-42	0.61	IPCA
	LT 138 kV CAMPOS /C.ITAPEMIRIM C-2 RJ/ES	106.00	138	Feb-73	Dec-42	0.61	IPCA
	LT 138 kV CAMPOS /IRIRI C-1 RJ	97.00	138	Oct-09	Dec-42	0.91	IPCA
	LT 138 kV CAMPOS /ROCHA LEAO C-1 RJ	110.00	138	Feb-73	Dec-42	1.04	IPCA
	LT 138 kV IMBARIE /ADRIANOPOLIS C-1 RJ	19.50	138	May-75	Dec-42	0.17	IPCA
	LT 138 kV IMBARIE /SAO JOSE C-1 RJ	18.00	138	Dec-98	Dec-42	1.37	IPCA
	LT 138 kV IMBARIE /SAO JOSE C-2 RJ	18.00	138	Dec-98	Dec-42	1.37	IPCA
	LT 138 kV IRIRI /ROCHA LEAO C-2 RJ	13.00	138	Oct-09	Dec-42	0.12	IPCA
	LT 138 kV JACAREPAGUA /ARI FRANCO C-1 RJ	Disconnected	138	-	-	0.09	IPCA
	LT 138 kV JACAREPAGUA /COSMOS C-1 RJ	Disconnected	138	-	-	0.23	IPCA
	LT 138 kV ZONA OESTE / ZONA INDUSTR. C-1	2.90	138	Mar-16	Dec-42	0.00	IPCA
	LT 138 kV ZONA OESTE / ZONA INDUSTR. C-2	2.90	138	Mar-16	Dec-42	0.00	IPCA
	LT 138 kV JACAREPAGUA /MATO ALTO C-1 RJ	16.00	138	Sep-73	Dec-42	0.15	IPCA
	LT 138 kV JACAREPAGUA /PALMARES C-1 RJ	Sectioned	138	-	-	0.26	IPCA
	LT 138 kV JACAREPAGUÁ / PACIÊNCIA	22.60	138	Jul-14	Dec-42	0.00	IPCA
	LT 138 kV PACIÊNCIA / PALMARES	5.30	138	Jul-14	Dec-42	0.00	-
	LT 138 kV JACAREPAGUA /ZONA INDUSTR. C-1 RJ	Disconnected	138	-	-	0.31	-
	LT 138 kV JACUACANGA/BRISAMAR C-1 RJ	44.00	138	Oct-77	Dec-42	1.93	-
	LT 138 kV MURIQUI/BRISAMAR C-1 RJ	20.00	138	Apr-71	Dec-42	0.16	-
	LT 138 kV PALMARES/MATO ALTO C-1 RJ	13.00	138	Sep-73	Dec-42	0.12	-
	LT 138 kV PARQUE DAS EMAS/C.MAGALHÃES C-1 GO/MT	80.50	138	Jan-77	Dec-42	2.79	-
	LT 138 kV RIO CLARO/PARQUE DAS EMAS C-1 GO	87.50	138	Jan-77	Dec-42	3.00	IPCA
	LT 138 kV RIO VERDE FUR/C.DOURADA C-2 GO	174.00	138	Aug-77	Dec-42	5.95	IPCA
	LT 138 kV RIO VERDE FUR/RIO CLARO C-1 GO	87.00	138	Jan-77	Dec-42	2.90	IPCA
	LT 138 kV ROCHA LEÃO/MAGÉ C-1 RJ	108.00	138	Jan-73	Dec-42	0.63	IPCA
	LT 138 kV ROCHA LEÃO/MAGÉ C-2 RJ	108.00	138	Jan-73	Dec-42	0.63	IPCA
	LT 138 kV SANTA CRUZ/BRISAMAR C-1 RJ	20.00	138	Oct-77	Dec-42	0.87	IPCA
	LT 138 kV SANTA CRUZ/BRISAMAR C-2 RJ	13.00	138	Apr-71	Dec-42	0.11	IPCA
	LT 138 kV SANTA CRUZ/PALMARES C-1 RJ	14.00	138	Oct-72	Dec-42	0.10	IPCA
	LT 138 kV SANTA CRUZ/PALMARES C-2 RJ	14.00	138	Sep-73	Dec-42	0.10	IPCA
	LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-1 RJ	4.40	138	Mar-16	Dec-42	0.04	IPCA
	LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-2 RJ	4.40	138	Mar-16	Dec-42	0.04	IPCA
	LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-3 RJ	Disconnected	138	-	-	0.13	IPCA
	LT 138 kV SANTA CRUZ /ZONA OESTE C-1 RJ	Sectioned	138	-	-	1.82	IPCA
	LT 138 kV SANTA CRUZ /ZONA OESTE C-2 RJ	Sectioned	138	-	-	1.82	IPCA
	LT 138 kV SANTA CRUZ / JACAREPAGUÁ C-1	38.70	138	Jul-14	Dec-42	0.00	IPCA
	LT 138 kV SANTA CRUZ / JACAREPAGUÁ C-2	38.70	138	Jul-14	Dec-42	0.00	IPCA
	LT 138 kV SÃO JOSÉ /MAGÉ C-1 RJ	46.00	138	Jun-01	Dec-42	2.51	IPCA
	LT 138 kV SÃO JOSÉ /MAGÉ C-2 RJ	46.00	138	Jun-01	Dec-42	2.51	IPCA
	LT 138 kV USI CAMPOS /CAMPOS C-1 RJ	1.00	138	Jul-77	Dec-42	0.03	IPCA
	LT 138 kV USI CAMPOS /CAMPOS C-2 RJ	1.00	138	Jul-87	Dec-42	0.07	IPCA
	LT 138 kV ZONA OESTE/JACAREPAGUÁ C-1 RJ	24.10	138	Mar-16	Dec-42	0.38	IPCA
	LT 138 kV ZONA OESTE/JACAREPAGUÁ C-2 RJ	24.10	138	Mar-16	Dec-42	0.38	IPCA
	LT 230 kV AGUAS LINDAS /BRAS. SUL C-1 GO/DF	30.00	230	Mar-82	Dec-42	3.75	IPCA
	LT 230 kV BARRO ALTO /AGUAS LINDAS C-1 GO	102.00	230	Mar-82	Dec-42	12.74	IPCA
	LT 230 kV BARRO ALTO /NIQUELANDIA C-1 GO	87.00	230	Oct-99	Dec-42	10.86	IPCA
	LT 230 kV BRAS. GERAL /BRAS. SUL C-1 DF	13.00	230	Oct-72	Dec-42	0.17	IPCA
	LT 230 kV BRAS. GERAL /BRAS. SUL C-2 DF	13.00	230	Apr-73	Dec-42	0.17	IPCA
	LT 230 kV BRAS. SUL /PIRINEUS C-1 DF/GO	107.00	230	Apr-73	Dec-42	1.14	IPCA
	LT 230 kV ITUMBIARA /C. DOURADA C-1 MG/GO	44.00	230	Oct-73	Dec-42	0.47	IPCA
	LT 230 kV ITUMBIARA /RIO VERDE FUR C-1 MG/GO	208.00	230	Jan-86	Dec-42	20.83	IPCA
	LT 230 kV ITUMBIARA /RIO VERDE FUR C-2 MG/GO	202.00	230	Apr-92	Dec-42	20.23	IPCA
	LT 230 kV PIRINEUS /XAVANTES C-1 GO	40.00	230	Apr-73	Dec-42	4.99	IPCA
	LT 230 kV RIO VERDE FUR /BARRA PEIXE C-2 GO/MT	240.00	230	Nov-87	Dec-42	29.95	IPCA
	LT 230 kV RIO VERDE FUR /C. DOURADA C-1 GO	240.00	230	Feb-94	Dec-42	0.00	IPCA
	LT 230 kV RIO VERDE FUR /RONDONOPOLIS C-1 GO/MT	175.00	230	Dec-86	Dec-42	17.53	IPCA
	LT 230 kV RIO VERDE FUR /RONDONOPOLIS C-2 GO/MT	432.00	230	Nov-82	Dec-42	0.00	-
	LT 230 kV RIO VERDE FUR / BARRA PEIXE C-1 GO/MT	-	230	Nov-87	Dec-42	25.74	-
	LT 230 kV RIO VERDE FUR / BARRA PEIXE C-2 GO/MT	-	230	Feb-94	Dec-42	0.00	-
	LT 230 kV RIO VERDE FUR /C. DOURADA C-1 GO	-	230	Dec-86	Dec-42	24.04	-
	LT 230 kV RIO VERDE FUR /RONDONOPOLIS GO/MT (1)	-	230	Nov-82	Dec-42	0.00	-
	LT 230 kV S.DA MESA /NIQUELANDIA C-1 GO	105.00	230	Oct-99	Dec-42	10.52	IPCA
	LT 345 kV ADRIANOPOLIS /ITUTINGA C-1 RJ/MG	199.00	345	Mar-68	Dec-42	3.58	IPCA
	LT 345 kV ADRIANOPOLIS /ITUTINGA C-2 RJ/MG	199.00	345	Aug-70	Dec-42	3.58	IPCA
	LT 345 kV ADRIANOPOLIS /JACAREPAGUA C-1 RJ	38.00	345	Mar-68	Dec-42	0.68	IPCA
	LT 345 kV ADRIANOPOLIS /JACAREPAGUA C-2 RJ	38.00	345	Aug-70	Dec-42	0.68	IPCA
	LT 345 kV ADRIANOPOLIS /MACAE MERCHAN C-1 RJ	177.00	345	Sep-02	Dec-42	3.29	IPCA
	LT 345 kV ADRIANOPOLIS /VENDA PEDRAS C-1 RJ	107.00	345	Nov-01	Dec-42	9.35	IPCA
	LT 345 kV ATIBAIA 2 /MOGI CRUZES C-1 SP	64.50	345	Feb-71	Dec-42	1.95	IPCA
	LT 345 kV ATIBAIA 2 /POCOS CALDAS C-1 SP/MG	142.50	345	Feb-71	Dec-42	1.87	IPCA
	LT 345 kV BANDEIRANTES /SAMAMBAIA C-1 GO/DF	157.00	345	Feb-99	Dec-42	26.55	IPCA
	LT 345 kV BANDEIRANTES /SAMAMBAIA C-2 GO/DF	155.00	345	Feb-99	Dec-42	26.21	IPCA
	LT 345 kV BARREIRO 1 /PIMENTA C-1 MG	198.00	345	Mar-67	Dec-42	3.56	IPCA
	LT 345 kV BRAS. SUL /SAMAMBAIA C-1 DF	13.50	345	Feb-99	Dec-42	2.54	IPCA
	LT 345 kV BRAS. SUL /SAMAMBAIA C-2 DF	14.00	345	Feb-99	Dec-42	3.04	IPCA
	LT 345 kV CAMPINAS /GUARULHOS C-1 SP	88.00	345	Feb-99	Dec-42	1.58	IPCA
	LT 345 kV CAMPINAS /POCOS CALDAS C-1 SP/MG	126.00	345	Oct-72	Dec-42	2.27	IPCA
	LT 345 kV CAMPOS /MACAE MERCHAN C-1 RJ	89.00	345	Nov-01	Dec-42	7.42	IPCA
	LT 345 kV CAMPOS /MACAE MERCHAN C-2 RJ	89.00	345	Sep-02	Dec-42	15.05	IPCA
	LT 345 kV CAMPOS /VIANA C-1 RJ/ES	199.00	345	Dec-05	Dec-42	16.58	IPCA
	LT 345 kV CAMPOS /VITORIA C-1 RJ/ES	224.00	345	Sep-78	Dec-42	18.67	IPCA
	LT 345 kV CORUMBA /BRAS. SUL C-1 GO/DF	254.00	345	Mar-97	Dec-42	42.96	IPCA
	LT 345 kV CORUMBA /ITUMBIARA C-1 GO/MG	79.00	345	Mar-97	Dec-42	13.36	IPCA
	LT 345 kV ESTREITO /FURNAS C-1 MG	112.00	345	Feb-70	Dec-42	2.12	IPCA
	LT 345 kV ESTREITO /L.C.BARRETO C-1 MG/SP	24.00	345	Mar-69	Dec-42	0.52	IPCA
	LT 345 kV ESTREITO /L.C.BARRETO C-2 MG/SP	24.00	345	Feb-70	Dec-42	4.54	IPCA
	LT 345 kV ESTREITO /M. MORAES C-1 MG	13.00	345	Mar-69	Dec-42	0.33	IPCA
	LT 345 kV FURNAS /ITUTINGA C-1 MG	198.00	345	Mar-68	Dec-42	3.56	IPCA
	LT 345 kV FURNAS /ITUTINGA C-2 MG	199.00	345	Dec-69	Dec-42	3.58	IPCA
	LT 345 kV FURNAS /M. MORAES C-1 MG	104.00	345	May-68	Dec-42	1.89	IPCA
	LT 345 kV FURNAS /PIMENTA C-1 MG	66.00	345	Mar-67	Dec-42	1.19	IPCA
	LT 345 kV FURNAS /POCOS CALDAS C-1 MG	131.00	345	Sep-63	Dec-42	2.36	IPCA
	LT 345 kV FURNAS /POCOS CALDAS C-2 MG	131.00	345	Apr-65	Dec-42	2.36	IPCA
	LT 345 kV GUARULHOS /IBIUNA C-1 SP	75.00	345	Jun-90	Dec-42	10.75	IPCA
	LT 345 kV GUARULHOS /IBIUNA C-2 SP	75.00	345	Jul-90	Dec-42	10.75	IPCA
	LT 345 kV GUARULHOS /NORDESTE C-1 SP	35.00	345	Mar-64	Dec-42	0.59	IPCA
	LT 345 kV GUARULHOS /POCOS CALDAS C-1 SP/MG	182.00	345	Sep-63	Dec-42	3.27	IPCA
	LT 345 kV GUARULHOS /POCOS CALDAS C-2 SP/MG	184.00	345	Nov-66	Dec-42	3.31	IPCA
	LT 345 kV IBIUNA /TIJUCO PRETO C-1 SP	97.00	345	Nov-83	Dec-42	13.90	IPCA
	LT 345 kV IBIUNA /TIJUCO PRETO C-2 SP	97.00	345	Jul-84	Dec-42	14.01	IPCA
	LT 345 kV ITUMBIARA /BANDEIRANTES C-1 MG/GO	180.00	345	Jul-73	Dec-42	3.24	IPCA
	LT 345 kV ITUMBIARA /BANDEIRANTES C-2 MG/GO	180.00	345	Jul-77	Dec-42	15.00	IPCA
	LT 345 kV ITUMBIARA /P. COLOMBIA C-1 MG	201.00	345	Jun-73	Dec-42	3.61	IPCA
	LT 345 kV L.C.BARRETO /POCOS CALDAS C-1 SP/MG	198.00	345	Nov-69	Dec-42	3.56	IPCA
	LT 345 kV L.C.BARRETO /POCOS CALDAS C-2 SP/MG	197.00	345	Sep-70	Dec-42	3.54	IPCA
	LT 345 kV L.C.BARRETO /VOLTA GRANDE C-1 SP/MG	112.00	345	Jun-73	Dec-42	0.81	IPCA
	LT 345 kV MACAE MERCHAN /VENDA PEDRAS C-1 RJ	122.00	345	Nov-01	Dec-42	10.60	IPCA
	LT 345 kV MARIMBONDO /P. COLOMBIA C-1 MG	77.00	345	Oct-75	Dec-42	1.38	IPCA
	LT 345 kV MOGI CRUZES /NORDESTE C-1 SP	25.00	345	Mar-64	Dec-42	0.40	IPCA
	LT 345 kV P. COLOMBIA /VOLTA GRANDE C-1 MG	45.00	345	Jun-73	Dec-42	0.81	IPCA
	LT 345 kV PADRE FIALHO /OURO PRETO 2 C-1 MG	-	345	-	-	2.86	IPCA
	LT 345 kV BARRO BRANCO / OURO PRETO	59.00	345	Mar-05	Dec-42	0.00	-
	LT 345 kV BARRO BRANCO / PADRE FIALHO	104.50	345	Mar-05	Dec-42	0.00	-
	LT 345 kV VIANA /VITORIA C-1 ES	26.00	345	Dec-05	Dec-42	2.38	IPCA
	LT 345 kV VITORIA /PADRE FIALHO C-1 ES/MG	220.50	345	Mar-05	Dec-42	4.02	IPCA
	LT 500 kV ADRIANOPOLIS /C. PAULISTA C-1 RJ/SP	171.00	500	Feb-74	Dec-42	4.44	IPCA
	LT 500 kV ADRIANOPOLIS /C. PAULISTA C-3 RJ/SP (177,5 km)	-	500	-	-	4.61	IPCA
	LT 500 kV ADRIANÓPOLIS / BAIXADA FLUMINENSE	19.00	500	May-04	Dec-42	0.00	-
	LT 500 kV BAIXADA FLUMINENSE / CACHOEIRA PAULISTA	160.50	500	May-04	Dec-42	0.00	-
	LT 500 kV ADRIANOPOLIS /GRAJAU C-1 RJ	55.00	500	Dec-77	Dec-42	8.00	IPCA
	LT 500 kV ADRIANOPOLIS /RESENDE C-1 RJ	115.00	500	Dec-79	Dec-42	28.11	IPCA
	LT 500 kV ADRIANOPOLIS /SAO JOSE C-1 RJ	33.00	500	Aug-91	Dec-42	9.74	IPCA
	LT 500 kV ANGRA FUR /C. PAULISTA C-1 RJ/SP	103.00	500	Jun-77	Dec-42	12.41	IPCA
	LT 500 kV ANGRA FUR /SAO JOSE C-1 RJ	Sectioned	500	-	-	32.51	IPCA
	LT 500 kV ANGRA FUR /NOVA IGUAÇU RJ	109.00	500	Dec-98	Dec-42	0.00	-
	LT 500 kV SAO JOSE / NOVA IGUAÇU RJ	26.40	500	Dec-98	Dec-42	0.00	-
	LT 500 kV ANGRA FUR /ZONA OESTE C-1 RJ	97.50	500	Dec-98	Dec-42	21.27	IPCA
	LT 500 kV ARARAQUARA FURNAS /CAMPINAS C-1 SP	171.00	500	Jul-76	Dec-42	20.71	IPCA
	LT 500 kV ARARAQUARA FURNAS /POCOS CALDAS C-1 SP/MG	176.00	500	Apr-76	Dec-42	21.20	IPCA
	LT 500 kV C. PAULISTA /CAMPINAS C-1 SP	223.00	500	Sep-77	Dec-42	26.86	IPCA
	LT 500 kV C. PAULISTA /ITAJUBA 3 C-1 SP/MG	53.00	500	Feb-74	Dec-42	6.38	IPCA
	LT 500 kV C. PAULISTA /RESENDE C-1 SP/RJ	56.00	500	Dec-79	Dec-42	6.75	IPCA
	LT 500 kV C. PAULISTA /TAUBATE C-1 SP	83.00	500	Jun-83	Dec-42	20.29	IPCA
	LT 500 kV C. PAULISTA /TIJUCO PRETO C-1 SP	181.00	500	Nov-88	Dec-42	44.25	IPCA
	LT 500 kV GURUPI /MIRACEMA C-1 TO	255.00	500	Mar-99	Dec-42	62.58	IPCA
	LT 500 kV IBIUNA /ITATIBA C-1 SP	86.50	500	Jul-89	Dec-42	21.04	IPCA
	LT 500 kV ITATIBA /CAMPINAS C-1 SP	26.50	500	Jul-89	Dec-42	6.37	IPCA
	LT 500 kV ITUMBIARA /SAO SIMAO-SE C-1 MG	166.00	500	Jan-79	Dec-42	19.99	IPCA
	LT 500 kV MARIMBONDO /AGUA VERMELHA C-1 MG/SP	172.00	500	Aug-79	Dec-42	20.72	IPCA
	LT 500 kV MARIMBONDO /ARARAQUARA FURNAS C-1 MG/SP	Sectioned	500	-	-	0.00	-
	LT 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 1	6.10	500	Apr-76	Dec-42	0.33	IPCA
	LT 500 kV ARARAQUARA - MARINBONDO 2 CIRC. 1	199.30	500	Apr-76	Dec-42	23.03	IPCA
	LT 500 kV MARIMBONDO /ARARAQUARA FURNAS C-2 MG/SP	Sectioned	500	-	-	0.00	-
	LT 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 2	6.20	500	Aug-76	Dec-42	0.27	IPCA
	LT 500 kV ARARAQUARA - MARINBONDO 2 CIRC. 2	198.40	500	Aug-76	Dec-42	23.22	IPCA
	LT 500 kV POCOS CALDAS /ITAJUBA 3 C-1 MG	139.00	500	Feb-74	Dec-42	16.74	IPCA
	LT 500 kV S.DA MESA /GURUPI C-1 GO/TO	256.00	500	Mar-99	Dec-42	62.58	IPCA
	LT 500 kV S.DA MESA /SAMAMBAIA C-1 GO/DF	249.00	500	Mar-98	Dec-42	60.87	IPCA
	LT 500 kV S.DA MESA /SAMAMBAIA C-2 GO/DF	248.50	500	Jan-99	Dec-42	60.75	IPCA
	LT 500 kV TIJUCO PRETO /TAUBATE C-1 SP	108.50	500	Mar-84	Dec-42	3.81	IPCA
	LT 500 kV ZONA OESTE /GRAJAU C-1 RJ	Sectioned	500	-	-	16.62	IPCA
	LT 500 kV GRAJAÚ - NOVA IGUAÇU	48.50	500	Dec-98	Dec-42	0.00	-
	LT 500 kV ZONA OESTE - NOVA IGUAÇU	32.00	500	Dec-98	Dec-42	0.00	-
	LT 600 kV F.IGUACU 50HZ /IBIUNA C-1 PR/SP (2)	792.00	600	Mar-85	Dec-42	16.63	IPCA
	LT 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-1	16.00	25	Apr-85	Dec-42	0.00	-
	LT 25 kV ELETRODO DE TERRA-IBIUNA C-1	67.00	25	Apr-85	Dec-42	0.00	-
	LT 600 kV F.IGUACU 50HZ /IBIUNA C-2 PR/SP (2)	792.00	600	Mar-85	Dec-42	16.63	IPCA
	LT 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-2	15.00	25	Aug-87	Dec-42	0.00	-
	LT 25 kV ELETRODO DE TERRA-IBIUNA C-2	67.00	25	Aug-87	Dec-42	0.00	-
	LT 600 kV F.IGUACU 50HZ /IBIUNA C-3 PR/SP (2)	820.00	600	Aug-87	Dec-42	17.22	IPCA
	LT 600 kV F.IGUACU 50HZ /IBIUNA C-4 PR/SP (2)	820.00	600	Aug-87	Dec-42	17.22	IPCA
	LT 750 kV F.IGUACU 60HZ /IVAIPORA C-1 PR	322.00	765	Aug-89	Dec-42	116.80	IPCA
	LT 750 kV F.IGUACU 60HZ /IVAIPORA C-2 PR	323.00	765	Dec-86	Dec-42	117.17	IPCA
	LT 750 kV F.IGUACU 60HZ /IVAIPORA C-3 PR	331.00	765	Mar-89	Dec-42	120.07	IPCA
	LT 750 kV ITABERA /IVAIPORA C-1 SP/PR	265.00	765	Aug-89	Dec-42	96.13	IPCA
	LT 750 kV ITABERA /IVAIPORA C-2 SP/PR	264.00	765	Oct-82	Dec-42	95.76	IPCA
	LT 750 kV ITABERA /IVAIPORA C-3 SP/PR	272.00	765	May-00	Dec-42	10.49	IPCA
	LT 750 kV ITABERA /TIJUCO PRETO C-1 SP	305.00	765	Jul-89	Dec-42	110.64	IPCA
	LT 750 kV ITABERA /TIJUCO PRETO C-2 SP	304.00	765	Oct-82	Dec-42	110.27	IPCA
	LT 750 kV ITABERA /TIJUCO PRETO C-3 SP	312.00	765	May-01	Dec-42	12.03	IPCA
Eletrosul	LT 69 kVSalto Osório / Salto Santiago	56.20	69	Oct-78	Dec-42	***	-
	LT 138 kV ANASTACIO /AQUIDAUANA C-1 MS	11.10	138	Nov-06	Dec-42	0.35	IPCA
	LT 138 kV ANASTACIO /AQUIDAUANA C-2 MS	11.10	138	Nov-06	Dec-42	0.17	IPCA
	LT 138 kV ARAQUARI (HYOSUNG) /JOINVILLE SANTA CATARINA C-1 SC	19.30	138	May-12	Dec-42	0.56	IPCA
	LT 138 kV BIGUACU /FLORIANOPOLIS C-1 SC	19.50	138	Feb-02	Dec-42	0.40	IPCA
	LT 138 kV BIGUACU /FLORIANOPOLIS C-2 SC	19.50	138	Oct-90	Dec-42	0.49	IPCA
	LT 138 kV BIGUACU /ITAJAIFAZENDA C-1 SC	58.40	138	Oct-90	Dec-42	2.16	IPCA
	LT 138 kV BIGUACU /TIJUCAS C-1 SC	27.28	138	Feb-02	Dec-42	0.57	IPCA
	LT 138 kV BLUMENAU /GASPAR	29.00	138	Sep-89	Dec-42	***	-
	LT 138 kV BLUMENAU /ILHOTA C-1 SC	40.20	138	Oct-88	Dec-42	1.70	IPCA
	LT 138 kV CAMBORIU M.B. /ITAJAI C-1 SC	13.31	138	Feb-02	Dec-42	0.56	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-2 MS	108.30	138	Oct-83	Dec-42	4.57	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-3 MS	108.30	138	Sep-83	Dec-42	2.82	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-4 MS	108.30	138	Sep-83	Dec-42	2.82	IPCA
	LT 138 kV D.DAS NACOES /IVINHEMA 2 C-1 MS	94.70	138	Dec-83	Dec-42	3.11	IPCA
	LT 138 kV ELDORADO /GUAIRA C-1 MS/PR	16.90	138	Oct-82	Dec-42	0.71	IPCA
	LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-1 SC	9.60	138	Nov-83	Dec-42	0.30	IPCA
	LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-2 SC	9.60	138	Nov-83	Dec-42	0.30	IPCA
	LT 138 kV GASPAR /ILHOTA C-1 SC	11.20	138	Oct-88	Dec-42	0.47	IPCA
	LT 138 kV ILHOTA /ARAQUARI (HYOSUNG) C-1 SC	47.65	138	Sep-11	Dec-42	0.76	IPCA
	LT 138 kV ILHOTA /ITAJAI C-1 SC	7.89	138	Mar-02	Dec-42	0.26	IPCA
	LT 138 kV ILHOTA /ITAJAI C-2 SC	7.89	138	Mar-02	Dec-42	***	-
	LT 138 kV ILHOTA /PICARRAS C-1 SC	14.80	138	Apr-94	Dec-42	0.62	IPCA
	LT 138 kV IMBITUBA /J.LACERDA-A C-1 SC	45.70	138	Oct-80	Dec-42	1.53	IPCA
	LT 138 kV IMBITUBA /PAL.PINHEIRA C-1 SC	61.84	138	Mar-82	Dec-42	2.28	IPCA
	LT 138 kV ITAJAI /ITAJAIFAZENDA C-1 SC	5.35	138	Mar-02	Dec-42	0.11	IPCA
	LT 138 kV IVINHEMA /IVINHEMA 2 C-1 MS	33.50	138	Mar-82	Dec-42	0.96	IPCA
	LT 138 kV IVINHEMA 2 /NOVA ANDRADINA C-1 MS	40.36	138	Mar-82	Dec-42	0.83	IPCA
	LT 138 kV JOINVILLE SANTA CATARINA /JOINVILLE GM C-1 SC	3.00	138	Oct-15	Dec-42	0.29	IPCA
	LT 138 kV J.S.CATARINA /PICARRAS C-1 SC	50.00	138	Oct-99	Dec-42	1.02	IPCA
	LT 138 kV JOINVILLE /J.S.CATARINA C-1 SC	11.06	138	Oct-99	Dec-42	0.47	IPCA
	LT 138 kV JOINVILLE GM /JOINVILLE C-1 SC	8.73	138	May-12	Dec-42	0.27	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-2 SP/MS	218.70	138	Feb-92	Dec-42	9.23	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-3 SP/MS	218.70	138	Jan-82	Dec-42	5.69	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-4 SP/MS	218.70	138	Jan-82	Dec-42	5.69	IPCA
	LT 138 kV NOVA ANDRADINA /PORTO PRIMAVERA C-1 MS/SP	46.14	138	Mar-82	Dec-42	1.79	IPCA
	LT 138 kV PAL.PINHEIRA /PALHOCA ESU C-1 SC	31.16	138	Mar-82	Dec-42	0.94	IPCA
	LT 138 kV PALHOCA ESU /J.LACERDA-A C-1 SC	108.60	138	Oct-83	Dec-42	4.58	IPCA
	LT 138 kV TIJUCAS /CAMBORIU M.B. C-1 SC	23.13	138	Feb-02	Dec-42	0.48	IPCA
	LT 230 kV ANASTACIO /DOURADOS C-1 MS	210.90	230	Aug-94	Dec-42	10.07	IPCA
	LT 230 kV AREIA /PONTA G NORTE C-1 PR	181.60	230	Oct-76	Dec-42	6.88	IPCA
	LT 230 kV AREIA /S. OSORIO C-1 PR	156.27	230	Jan-77	Dec-42	5.92	IPCA
	LT 230 kV AREIA /S. OSORIO C-2 PR	156.16	230	Dec-76	Dec-42	5.91	IPCA
	LT 230 kV AREIA /S.MATEUS SUL C-1 PR	129.00	230	Jul-90	Dec-42	6.16	IPCA
	LT 230 kV ASSIS /LONDRINA COT C-1 SP/PR	114.30	230	Mar-79	Dec-42	5.46	IPCA
	LT 230 kV ATLANTIDA 2 /GRAVATAI 3 C-1 RS	100.17	230	Apr-08	Dec-42	2.31	IPCA
	LT 230 kV ATLANTIDA 2 /OSORIO 2 C-1 RS	36.00	230	May-07	Dec-42	1.04	IPCA
	LT 230 kV BIGUACU /DESTERRO C-1 SC	56.58	230	Dec-08	Dec-42	1.31	IPCA
	LT 230 kV BIGUACU /GASPAR 2 C-1 SC	110.00	230	Mar-15	Dec-42	4.01	IPCA
	LT 230 kV BIGUACU /J.LACERDA-B C-1 SC	129.50	230	Oct-80	Dec-42	5.00	IPCA
	LT 230 kV BIGUACU /PALHOCA ESU C-1 SC	20.40	230	Oct-80	Dec-42	0.59	IPCA
	LT 230 kV BLUMENAU /ITAJAI C-1 SC	37.55	230	Jan-02	Dec-42	0.68	IPCA
	LT 230 kV BLUMENAU /ITAJAI C-2 SC	37.55	230	Mar-02	Dec-42	0.68	IPCA
	LT 230 kV BLUMENAU /JOINV.NORTE C-1 SC	72.85	230	Apr-79	Dec-42	2.76	IPCA
	LT 230 kV BLUMENAU /JOINVILLE C-1 SC	67.00	230	Sep-79	Dec-42	2.54	IPCA
	LT 230 kV C.I.AUT.GRA /GRAVATAI 3 C-1 RS	2.06	230	Nov-07	Dec-42	0.06	IPCA
	LT 230 kV C.MOURAO /APUCARANA C-1 PR	114.50	230	Feb-76	Dec-42	4.34	IPCA
	LT 230 kV C.MOURAO /MARINGA C-1 PR	79.90	230	Feb-76	Dec-42	3.03	IPCA
	LT 230 kV C.MOURAO /S. OSORIO C-1 PR	181.20	230	Feb-76	Dec-42	6.86	IPCA
	LT 230 kV C.MOURAO /S. OSORIO C-2 PR	181.30	230	May-76	Dec-42	6.86	IPCA
	LT 230 kV CANOINHAS ESU /S.MATEUS SUL C-1 SC/PR	47.70	230	Feb-88	Dec-42	2.28	IPCA
	LT 230 kV CASCAVEL OEST /CASCAVEL C-1 PR	9.90	230	Apr-01	Dec-42	0.57	IPCA
	LT 230 kV CASCAVEL OESTE /GUAÍRA C-1 PR	126.20	230	Mar-13	Dec-42	6.09	IPCA
	LT 230 kV CAXIAS /CAXIAS SUL 5 C-1 RS	22.49	230	Jun-09	Dec-42	0.57	IPCA
	LT 230 kV CURITIBA /JOINV.NORTE C-1 PR/SC	96.36	230	Nov-76	Dec-42	3.65	IPCA
	LT 230 kV CURITIBA /JOINVILLE C-1 PR/SC	99.70	230	Jun-77	Dec-42	3.78	IPCA
	LT 230 kV CURITIBA /S.MATEUS SUL C-1 PR	116.70	230	Jul-90	Dec-42	5.57	IPCA
	LT 230 kV DOURADOS /GUAIRA C-1 MS/PR	226.50	230	Nov-91	Dec-42	10.82	IPCA
	LT 230 kV FARROUPILHA /CAXIAS SUL 5 C-1 RS	17.90	230	Oct-05	Dec-42	0.45	IPCA
	LT 230 kV FARROUPILHA /MONTE CLARO C-1 RS	30.96	230	Sep-04	Dec-42	0.71	IPCA
	LT 230 kV FARROUPILHA /MONTE CLARO C-2 RS	31.00	230	Sep-04	Dec-42	0.72	IPCA
	LT 230 kV FORQUILHINHA /L.GRANDE C-1 SC/RS	116.50	230	Sep-03	Dec-42	0.45	IPCA
	LT 230 kV FORQUILHINHA /SIDEROPOL.ESU C-1 SC	27.60	230	Oct-11	Dec-42	0.32	IPCA
	LT 230 kV GASPAR 2 /BLUMENAU C-1 SC	15.00	230	Jan-84	Dec-42	0.44	IPCA
	LT 230 kV GASPAR 2 /BLUMENAU C-2 SC	18.07	230	Mar-15	Dec-42	0.84	IPCA
	LT 230 kV GASPAR 2 /PALHOCA ESU C-1 SC	120.83	230	Jan-84	Dec-42	6.00	IPCA
	LT 230 kV GRAVATAI 2 CIAG /GRAVATAI 3 C-1 RS	-	230	Nov-07	Dec-42	0.06	IPCA
	LT 230 kV J.LACERDA-A /J.LACERDA-B C-1 SC	0.80	230	Dec-79	Dec-42	0.03	IPCA
	LT 230 kV J.LACERDA-A /J.LACERDA-B C-2 SC	0.80	230	Oct-07	Dec-42	0.02	IPCA
	LT 230 kV J.LACERDA-B /PALHOCA ESU C-1 SC	120.60	230	Aug-05	Dec-42	4.57	IPCA
	LT 230 kV J.LACERDA-B /SIDEROPOL.ESU C-1 SC	49.40	230	Jun-79	Dec-42	1.87	IPCA
	LT 230 kV J.LACERDA-B /SIDEROPOL.ESU C-2 SC	47.30	230	Aug-79	Dec-42	1.79	IPCA
	LT 230 kV J.LACERDA-B /U.JLACERDA-C C-1 SC	0.50	230	Feb-97	Dec-42	0.02	IPCA
	LT 230 kV J.LACERDA-B /U.JLACERDA-C C-2 SC	0.50	230	Feb-97	Dec-42	0.02	IPCA
	LT 230 kV JOINVILLE /JOINV.NORTE C-1 SC	5.27	230	Nov-76	Dec-42	0.24	IPCA
	LT 230 kV JOINVILLE /VEGA DO SUL C-1 SC	44.10	230	Nov-02	Dec-42	0.80	IPCA
	LT 230 kV JOINVILLE /VEGA DO SUL C-2 SC	44.10	230	Nov-02	Dec-42	0.80	IPCA
	LT 230 kV L.GRANDE /CAXIAS SUL 5 C-1 RS	65.60	230	Oct-05	Dec-42	1.51	IPCA
	LT 230 kV LONDRINA ESU /APUCARANA C-1 PR	40.40	230	Apr-88	Dec-42	1.93	IPCA
	LT 230 kV LONDRINA ESU /ASSIS C-1 PR/SP	156.50	230	May-05	Dec-42	5.93	IPCA
	LT 230 kV LONDRINA ESU /LONDRINA COT C-1 PR	31.60	230	Apr-88	Dec-42	1.51	IPCA
	LT 230 kV LONDRINA ESU /MARINGA C-1 PR	95.30	230	May-05	Dec-42	3.61	IPCA
	LT 230 kV MONTE CLARO /NOVA PRATA 2 C-1 RS	30.90	230	Sep-04	Dec-42	0.71	IPCA
	LT 230 kV MONTE CLARO /NOVA PRATA 2 C-2 RS	32.60	230	Sep-04	Dec-42	1.01	IPCA
	LT 230 kV PASSO FUNDO /NOVA PRATA 2 C-1 RS	199.10	230	Nov-92	Dec-42	9.51	IPCA
	LT 230 kV PASSO FUNDO /NOVA PRATA 2 C-2 RS	189.90	230	Nov-92	Dec-42	4.77	IPCA
	LT 230 kV PASSO FUNDO /U.PASSO FUNDO C-1 RS	0.45	230	Mar-73	Dec-42	0.01	IPCA
	LT 230 kV PASSO FUNDO /U.PASSO FUNDO C-2 RS	0.45	230	May-73	Dec-42	0.01	IPCA
	LT 230 kV PASSO FUNDO /XANXERE ESU C-1 RS/SC	79.30	230	May-75	Dec-42	1.83	IPCA
	LT 230 kV PASSO FUNDO /XANXERE ESU C-2 RS/SC	79.20	230	Nov-79	Dec-42	3.00	IPCA
	LT 230 kV PATO BRANCO /XANXERE ESU C-1 PR/SC	79.60	230	Dec-79	Dec-42	3.01	IPCA
	LT 230 kV S. OSORIO /PATO BRANCO C-1 PR	85.90	230	Nov-75	Dec-42	3.25	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-1 PR	2.28	230	Nov-75	Dec-42	0.01	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-2 PR	2.28	230	Nov-75	Dec-42	0.01	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-3 PR	2.28	230	Nov-75	Dec-42	0.01	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-4 PR	2.28	230	Nov-75	Dec-42	0.01	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-5 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-6 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
	LT 230 kV S. OSORIO /XANXERE ESU C-1 PR/SC	162.00	230	Oct-75	Dec-42	3.74	IPCA
	LT 500 kV AREIA /BATEIAS C-1 PR	220.30	500	Jun-00	Dec-42	25.68	IPCA
	LT 500 kV AREIA /BENTO MUNHOZ C-1 PR	10.70	500	Sep-80	Dec-42	1.19	IPCA
	LT 500 kV AREIA /BENTO MUNHOZ C-2 PR	10.90	500	Aug-81	Dec-42	1.52	IPCA
	LT 500 kV AREIA /C.NOVOS C-1 PR/SC	176.30	500	Sep-82	Dec-42	20.55	IPCA
	LT 500 kV AREIA /CURITIBA C-1 PR	235.82	500	Jun-00	Dec-42	21.80	IPCA
	LT 500 kV AREIA /IVAIPORA C-1 PR	173.20	500	May-82	Dec-42	20.19	IPCA
	LT 500 kV AREIA /SEGREDO C-1 PR	57.80	500	Aug-92	Dec-42	6.74	IPCA
	LT 500 kV BLUMENAU /CURITIBA C-1 SC/PR	135.70	500	Dec-83	Dec-42	15.82	IPCA
	LT 500 kV C.NOVOS /CAXIAS C-1 SC/RS	203.30	500	Dec-01	Dec-42	23.70	IPCA
	LT 500 kV C.NOVOS /MACHADINHO C-1 SC	50.30	500	Jan-02	Dec-42	5.87	IPCA
	LT 500 kV CAXIAS /ITA C-1 RS/SC	256.00	500	Feb-02	Dec-42	14.43	IPCA
	LT 500 kV CURITIBA /BATEIAS C-1 PR	33.50	500	Jun-00	Dec-42	3.91	IPCA
	LT 500 kV ITA /MACHADINHO C-1 SC	70.10	500	Jan-02	Dec-42	9.22	IPCA
	LT 500 kV IVAIPORA /IVAIPORA C-1 PR	0.79	500	Sep-82	Dec-42	0.12	IPCA
	LT 500 kV IVAIPORA /IVAIPORA C-2 PR	0.76	500	Feb-92	Dec-42	0.12	IPCA
	LT 500 kV IVAIPORA /IVAIPORA C-3 PR	0.76	500	Jun-04	Dec-42	0.06	IPCA
	LT 500 kV IVAIPORA /LONDRINA ESU C-1 PR	121.90	500	Apr-88	Dec-42	14.21	IPCA
	LT 500 kV IVAIPORA /S.SANTIAGO C-1 PR	165.55	500	May-82	Dec-42	19.30	IPCA
	LT 500 kV S.SANTIAGO /ITA C-1 PR/SC	186.80	500	Sep-87	Dec-42	21.78	IPCA
	LT 500 kV S.SANTIAGO /SEGREDO C-1 PR	60.90	500	Aug-92	Dec-42	7.10	IPCA
	LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-1 PR	0.67	500	Aug-92	Dec-42	0.08	IPCA
	LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-2 PR	0.70	500	Aug-92	Dec-42	0.10	IPCA
	LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-3 PR	0.74	500	Feb-82	Dec-42	***	-
	LT 525 kV CAXIAS /GRAVATAI C-1 RS	78.70	525	Dec-01	Dec-42	9.17	IPCA
	LT 525 kV GRAVATAI /NOVA STA RITA C-1 RS	29.03	525	Apr-06	Dec-42	3.72	IPCA
	LT 525 kV ITA /NOVA STA RITA C-1 SC/RS	314.75	525	Apr-06	Dec-42	36.70	IPCA

(1) Operational agreement between Furnas and Eletronorte.

(2) In the total transmission lines count, only one pole of the TL 600 kV F.IGUACU 50HZ / IBIUNA C-1 PR / SP and 600 kV F.IGUACU 50HZ / IBIUNA C-1 PR / SP as well as 1 pole of the LT LT 600 kV F.IGUACU 50HZ / IBIUNA C-3 PR / SP and LT 600 kV F.IGUACU 50HZ / IBIUNA C-4 PR / SP were considered to avoid double counting.

* Enterprises in operation which do not have right to AAR.

*** Instalations without AAR that were allocated by Aneel when the concessions were extended (without affecting the total amount defined by the MME). After the next tariff review, AAR will also be redistributed to these assets.

AAR Consolidation 3Q18 - (R$ million)
Company	Corporate AAR
Chesf	2,837,446,064.09
Eletronorte	1,935,567,388.07
Eletrosul	1,297,537,952.54
Furnas	4,501,694,593.53
Amazonas GT	48,503,012.06
Total	10,620,749,010.29

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

III.4 Substation - Enterprises renewed in terms of 12,783/13 Law
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 09.30.18 (R$ million)	Readjustment Index
Eletronorte	ABUNA	110.6	RO	May-02	Dec-42	3.90	1.03%
	ALTAMIRA	180.3	PA	Jun-98	Dec-42	11.35	1.01%
	ALUMAR	-	-	-	-	0.32	1.03%
	ARIQUEMES	180.3	RO	Aug-94	Dec-42	3.61	1.03%
	BARRA PEIXE	350.6	MT	Nov-93	Dec-42	13.70	0.91%
	BOA VISTA	301.7	RR	Jul-01	Dec-42	1.04	1.03%
	C. MAGALHAES	15.1	MT	Oct-81	Dec-42	1.97	0.86%
	CAMETA	23.6	PA	Aug-98	Dec-42	2.72	1.00%
	CARAJAS	0.3	PA	Nov-06	Dec-42	1.23	1.03%
	CASTANHAL	-	PA	Jun-12	Dec-42	1.81	1.03%
	COELHO NETO	130.0	MA	Jan-00	Dec-42	5.24	1.01%
	COLINAS	1.5	TO	Mar-99	Dec-42	23.81	1.00%
	COXIPO	821.2	MT	Jul-87	Dec-42	25.38	1.02%
	CVRD	-	-	-	-	0.80	1.00%
	GUAMA	454.0	PA	Dec-81	Dec-42	8.43	0.76%
	IMPERATRIZ	1,842.2	MA	Dec-82	Dec-42	89.40	0.95%
	INTEGRADORA	-	PA	Jul-13	Dec-42	0.65	1.03%
	JARU	90.3	RO	Sep-97	Dec-42	4.33	1.03%
	JAURU	600.5	MT	Jun-03	Dec-42	3.23	1.03%
	JI-PARANA	380.6	RO	Sep-94	Dec-42	6.39	1.03%
	MARABA	1,063.8	PA	Oct-81	Dec-42	46.59	0.88%
	MIRACEMA	362.5	TO	Mar-99	Dec-42	28.24	1.01%
	MIRAMAR	-	PA	May-16	Dec-42	1.27	1.03%
	MIRANDA II	500.6	MA	Jun-98	Dec-42	17.11	1.05%
	NOBRES	-	MT	Sep-96	Dec-42	1.55	1.02%
	NOVA MUTUM	60.6	MT	Sep-96	Dec-42	4.89	1.20%
	P.DUTRA	721.0	MA	Dec-82	Dec-42	81.47	0.96%
	PERITORO	300.1	MA	Dec-82	Dec-42	7.28	1.02%
	PIMENTA BUENO	110.6	RO	Jun-08	Dec-42	4.29	1.03%
	PORTO FRANCO	399.5	MA	Feb-94	Dec-42	13.48	1.00%
	PORTO VELHO	525.6	RO	Jul-89	Dec-42	4.18	1.04%
	RIO BRANCO 1	566.0	AC	Nov-12	Dec-42	7.69	1.30%
	RONDONOPOLIS	400.9	MT	Jul-83	Dec-42	18.47	0.95%
	RUROPOLIS	300.6	PA	Dec-98	Dec-42	15.67	1.03%
	SAMUEL	0.3	RO	Jul-89	Dec-42	1.09	1.06%
	SANTA MARIA	600.2	PA	Sep-95	Dec-42	13.75	1.05%
	SAO LUIS I	401.7	MA	Dec-82	Dec-42	9.16	0.96%
	SAO LUIS II	2,829.0	MA	Dec-82	Dec-42	71.62	0.97%
	SINOP	356.0	MT	Sep-96	Dec-42	10.19	1.02%
	SORRISO	90.6	MT	Sep-96	Dec-42	5.57	1.01%
	SUB S.LUIS	-	-	-	-	6.94	1.00%
	TRANSAMAZONIC	60.3	PA	Dec-98	Dec-42	10.04	1.02%
	TUCURUI	969.0	PA	Oct-81	Dec-42	53.27	0.94%
	TUCURUI VILA	58.4	PA	Jun-99	Dec-42	4.16	1.00%
	UTINGA	602.0	PA	Dec-81	Dec-42	12.86	0.94%
	VARZEA GRANDE	-	-	-	-	3.82	1.02%
	VILA DO CONDE	3,817.4	PA	Dec-81	Dec-42	62.28	0.93%
	VILHENA	120.6	RO	Oct-08	Dec-42	4.45	1.03%
	XINGU	-	-	-	-	0.05	1.03%
	AMAPÁ	-	AP	Dec-01	Dec-42	(1)	-
	CALÇOENE	-	AP	May-02	Dec-42	(1)	-
	COARACY NUNES	-	AP	Nov-75	Dec-42	(1)	-
	EPITACIOLÂNDIA	22.1	AC	Mar-08	Dec-42	(1)	-
	EQUATORIAL	-	AP	Aug-00	Dec-42	(1)	-
	MACAPÁ II	-	AP	Nov-96	Dec-42	(1)	-
	PORTUÁRIA	-	AP	Apr-96	Dec-42	(1)	-
	SANTA RITA	-	AP	Dec-07	Dec-42	(1)	-
	SANTANA	-	AP	Oct-75	Dec-42	(1)	-
	SENA MADUREIRA	18.8	AC	Oct-08	Dec-42	(1)	-
	TARTARUGALZINHO	-	AP	Jun-00	Dec-42	(1)	-
Chesf	ABAIXADORA	110.0	BA	Oct-67	Dec-42	4.44	-
	ACU II	378.0	RN	Nov-89	Dec-42	11.34	-
	ANGELIM	310.0	PE	Jan-56	Dec-42	21.17	-
	ANGELIM II	-	PE	Jan-80	Dec-42	8.50	-
	B. ESPERANCA 230 kV	127.3	PI	Mar-70	Dec-42	27.96	-
	B.JESUS LAPA	162.3	BA	Sep-81	Dec-42	18.96	-
	BANABUIU	120.5	CE	Jan-64	Dec-42	11.88	-
	BARREIRAS	401.0	BA	Jun-96	Dec-42	11.57	-
	BOM NOME	510.0	PE	Oct-63	Dec-42	13.19	-
	BONGI	530.0	PE	May-56	Dec-42	16.57	-
	BROT.MACAUBAS	-	BA	Jul-12	Dec-42	0.38	-
	C.GRANDE II	410.0	PB	May-64	Dec-42	41.17	-
	CAMACARI II	2,600.0	BA	Jan-79	Dec-42	87.37	-
	CAMPO FORMOSO	-	BA	Dec-15	Dec-42	0.00	-
	CATU	300.0	BA	May-56	Dec-42	12.17	-
	CAUIPE	300.0	CE	Mar-01	Dec-42	11.40	-
	CIC. DANTAS	151.0	BA	May-56	Dec-42	5.99	-
	COREMAS	300.0	PB	Dec-90	Dec-42	8.52	-
	COTEGIPE	402.0	BA	Jan-56	Dec-42	9.69	-
	COTEMINAS	-	PB	Dec-09	Dec-42	0.74	-
	CUR.NOVOS II	103.7	RN	Nov-75	Dec-42	2.58	-
	DELM. GOUVEIA	400.0	CE	Jun-89	Dec-42	19.35	-
	ELISEU MARTIN	101.0	PI	Jan-06	Dec-42	1.60	-
	EUNAPOLIS	400.0	BA	Sep-98	Dec-42	18.59	-
	FORTALEZA	400.0	CE	Jan-64	Dec-42	34.19	-
	FORTALEZA II	2,400.0	CE	May-00	Dec-42	63.02	-
	FUNIL	550.0	BA	Jan-56	Dec-42	33.15	-
	G.MANGABEIRA	200.0	BA	Mar-60	Dec-42	10.70	-
	GOIANINHA	400.0	PE	Jan-61	Dec-42	14.88	-
	ICO	200.0	CE	May-97	Dec-42	8.15	-
	IRECE	228.9	BA	Sep-81	Dec-42	20.29	-
	ITABAIANA	200.0	SE	May-57	Dec-42	6.94	-
	ITABAIANINHA	239.0	SE	Feb-96	Dec-42	10.83	-
	ITAPARICA	10.0	PE	Jan-83	Dec-42	1.23	-
	ITAPEBI	-	BA	Jan-03	Dec-42	1.33	-
	JACARACANGA	300.0	BA	Jan-82	Dec-42	11.53	-
	JAGUARARI-SE	-	BA	Jan-80	Dec-42	2.33	-
	JARDIM	2,200.0	SE	Aug-79	Dec-42	57.09	-
	JOAIRAM	450.0	PE	Jul-06	Dec-42	3.82	-
	JUAZEIRO II	402.0	BA	Apr-81	Dec-42	12.16	-
	MACEIO	400.0	AL	Sep-02	Dec-42	11.97	-
	MATATU	380.0	BA	Jan-65	Dec-42	16.94	-
	MESSIAS	1,200.0	AL	Nov-94	Dec-42	52.19	-
	MILAGRES	2,120.0	CE	Jan-64	Dec-42	61.60	-
	MIRUEIRA	400.0	PE	Aug-78	Dec-42	11.75	-
	MOD.REDUZIDO	12.5	BA	Jan-67	Dec-42	0.43	-
	MOSSORO II	400.0	RN	Jan-77	Dec-42	20.23	-
	MOXOTO	20.0	BA	Jan-72	Dec-42	1.99	-
	MULUNGU	10.0	BA	May-75	Dec-42	1.66	-
	MUSSURE II	400.0	PB	Mar-79	Dec-42	10.19	-
	NATAL II	400.0	RN	Jan-79	Dec-42	23.48	-
	OLINDINA	40.0	BA	Apr-80	Dec-42	16.29	-
	P. AFONSO IV	1,200.0	AL	Jan-79	Dec-42	21.34	-
	P.AFONSO III	-	AL	Mar-74	Dec-42	10.80	-
	PARAISO	200.0	RN	Feb-04	Dec-42	3.80	-
	PAU FERRO	300.0	PE	Aug-02	Dec-42	5.26	-
	PENEDO	300.0	AL	May-97	Dec-42	10.78	-
	PICI II	500.0	CE	May-05	Dec-42	10.74	-
	PICOS	240.0	PI	Jul-92	Dec-42	12.61	-
	PIRAPAMA II	400.0	PE	Feb-72	Dec-42	11.96	-
	PIRIPIRI	335.0	PI	Aug-73	Dec-42	18.44	-
	PITUACU	400.0	BA	Mar-83	Dec-42	17.77	-
	QUIXADA	-	CE	Jul-03	Dec-42	3.46	-
	QUIXERÊ	-	CE	Nov-14	Dec-42	0.28	-
	RECIFE II	2,410.0	PE	Jan-79	Dec-42	79.45	-
	RIBEIRAO	400.0	PE	Oct-94	Dec-42	15.78	-
	RIO LARGO II	300.0	AL	Dec-62	Dec-42	14.23	-
	RUSSAS II	300.0	CE	Nov-82	Dec-42	7.69	-
	S.JOAO PIAUI	416.7	PI	Nov-80	Dec-42	25.90	-
	SAN.MATOS II	50.0	RN	Nov-75	Dec-42	1.56	-
	SANTA CRUZ II	100.0	RN	Mar-63	Dec-42	2.03	-
	SAPEACU	-	BA	May-03	Dec-42	0.03	-
	SOBRAL II	-	CE	Nov-73	Dec-42	2.09	-
	SOBRAL III	400.0	CE	Apr-00	Dec-42	13.12	-
	SR.BONFIM II	1,200.0	BA	May-81	Dec-42	28.34	-
	STO.A.JESUS	500.0	BA	Mar-97	Dec-42	6.48	-
	TACAIMBO	301.0	PE	Jun-85	Dec-42	12.64	-
	TACARATÚ	300.0	PE	Dec-14	Dec-42	13.21	-
	TERESINA	-	PI	Apr-70	Dec-42	0.28	-
	TERESINA II	590.0	PI	May-00	Dec-42	24.93	-
	U.SOBRADINHO	900.0	BA	Oct-79	Dec-42	70.87	-
	U.B.ESPERANCA	300.0	PI	Nov-80	Dec-42	9.13	-
	PILÕES II	900.0	PB	Oct-12	Dec-42	44.51	-
	US. L.GONZAGA	-	PE	May-88	Dec-42	31.46	-
	USINA XINGO 500 Kv	-	SE	Nov-94	Dec-42	39.14	-
	ZEBU	38.4	AL	Nov-76	Dec-42	1.32	-
	SS Elev. Usina Apolonio Sales	480.0	AL	Feb-77	Dec-42	(1)	-
	SS Elev. Usina B. Esperança	280.0	PI	Mar-70	Dec-42	(1)	-
	SS Elev. Usina de Funil	43.2	BA	Jan-59	Dec-42	(1)	-
	SS Elev. Usina Luiz Gonzaga	1,665.0	PE	May-88	Dec-42	(1)	-
	SS Elev. Usina de Pedra	26.7	BA	Nov-78	Dec-42	(1)	-
	SS Elev. Usina Paulo Afonso II	495.0	BA	Jan-62	Dec-42	(1)	-
	SS Elev. Usina Paulo Afonso IV	2,700.0	BA	Nov-79	Dec-42	(1)	-
	SS Elev. Usina Paulo Afonso III	960.0	BA	Jan-71	Dec-42	(1)	-
	SS Elev. Usina Paulo Afonso I	202.5	BA	Jan-55	Dec-42	(1)	-
	SS Elev. Usina Xingó	3,330.0	SE	Nov-94	Dec-42	(1)	-
Furnas	ADRIANOPOLIS	3,102.3	RJ	Nov-70	Dec-42	30.60	IPCA
	AGUA VERMELHA	-	MG	Jan-02	Jan-42	3.30	IPCA
	AGUAS LINDAS	-	GO	Mar-14	Dec-42	1.42	IPCA
	ANGRA FUR	1,354.8	RJ	Apr-71	Dec-42	36.64	IPCA
	ARARAQUARA FURNAS	-	SP	Apr-76	Dec-42	6.03	IPCA
	ATIBAIA 2	-	SP	Jan-13	Dec-42	0.24	IPCA
	BANDEIRANTES	1,433.3	GO	Oct-72	Dec-42	61.57	IPCA
	BARREIRO 1	-	MG	Jan-13	Jan-43	1.63	IPCA
	BARRO ALTO	216.3	GO	Mar-82	Dec-42	19.14	IPCA
	BRAS. GERAL	300.0	DF	Feb-60	Dec-42	10.50	IPCA
	BRAS. SUL	2,175.0	DF	Mar-73	Dec-42	65.46	IPCA
	C. DOURADA	-	GO	Jan-86	Dec-42	4.83	IPCA
	C. PAULISTA	583.3	SP	Oct-76	Dec-42	25.99	IPCA
	CAMPINAS	1,970.0	SP	Sep-72	Dec-42	26.56	IPCA
	CAMPOS	1,183.3	RJ	Feb-73	Dec-42	38.31	IPCA
	CORUMBA	-	GO	Mar-97	Dec-42	8.52	IPCA
	ESTREITO	-	MG	Jan-13	Jan-43	1.30	IPCA
	F.IGUACU 50HZ	8,812.0	PR	Dec-82	Dec-42	599.87	IPCA
	F.IGUACU 60HZ	7,156.0	PR	Dec-82	Dec-42	143.40	IPCA
	FUNIL	-	RJ	Sep-63	Dec-42	3.22	IPCA
	FURNAS	-	MG	Sep-63	Dec-42	7.78	IPCA
	GRAJAU	2,800.0	RJ	Dec-79	Dec-42	54.36	IPCA
	GUARULHOS	-	SP	Sep-63	Dec-42	9.79	IPCA
	GURUPI	-	TO	Mar-99	Dec-42	24.18	IPCA
	IBIUNA	12,050.4	SP	Apr-84	Dec-42	131.57	IPCA
	IMBARIE	-	RJ	Oct-68	Dec-42	1.57	IPCA
	IRIRI	-	RJ	Oct-09	Dec-42	0.74	IPCA
	ITABERA	-	SP	Sep-82	Dec-42	46.38	IPCA
	ITATIBA (2)	-	-	-	-	0.40	-
	ITUMBIARA	-	MG	Mar-73	Feb-20	68.67	IPCA
	ITUTINGA	-	MG	Apr-67	Dec-42	3.76	IPCA
	IVAIPORA	11,006.0	PR	Oct-82	Dec-42	115.40	IPCA
	JACAREPAGUA	1,275.0	RJ	Dec-67	Dec-42	32.28	IPCA
	L.C.BARRETO	-	SP	Mar-69	Dec-42	13.54	IPCA
	M. MORAES	-	MG	Dec-56	Oct-23	15.22	IPCA
	MACAE MERCHAN	-	RJ	Nov-01	Dec-42	2.04	IPCA
	MARIMBONDO	-	MG	Aug-75	Dec-42	10.43	IPCA
	MOGI CRUZES	1,166.7	SP	Mar-64	Dec-42	26.77	IPCA
	NIQUELANDIA	-	GO	Oct-99	Dec-42	8.02	IPCA
	OURO PRETO 2	-	MG	Feb-04	Dec-42	5.12	IPCA
	P. COLOMBIA	-	MG	Jul-73	Dec-42	8.53	IPCA
	PARQUE EMAS	-	GO	Nov-13	Nov-53	1.20	IPCA
	PIRINEUS	-	GO	Nov-06	Dec-42	0.56	IPCA
	POCOS CALDAS (3)	1,796.7	MG	Sep-63	Dec-42	34.80	IPCA
	RIO CLARO	-	GO	Nov-13	Nov-53	1.20	IPCA
	RIO VERDE FUR	333.3	GO	Dec-75	Dec-42	15.48	IPCA
	ROCHA LEAO	-	RJ	Dec-72	Dec-42	5.32	IPCA
	S.DA MESA	-	GO			56.77	IPCA
	SAMAMBAIA	5,525.0	DF	Mar-98	Dec-42	97.00	IPCA
	SANTA CRUZ	-	RJ	Jun-67	Jan-43	4.59	IPCA
	SAO GONCALO	-	RJ	Jun-77	Jan-43	0.43	IPCA
	SAO JOSE	2,600.0	RJ	Aug-91	Dec-42	61.05	IPCA
	TIJUCO PRETO	19,114.7	SP	Sep-82	Dec-42	164.38	IPCA
	UHE S.DA MESA	-	GO	Mar-98	Nov-39	14.44	IPCA
	USI CAMPOS	-	RJ	Dec-68	Jul-27	2.66	IPCA
	VENDA PEDRAS	-	RJ	Jan-13	Jan-43	0.27	IPCA
	VIANA	750.0	ES	Dec-05	Dec-42	5.43	IPCA
	VITORIA	1,113.4	ES	Nov-78	Dec-42	27.69	IPCA
	ZONA OESTE	-	RJ	Jun-09	Jun-39	2.00	IPCA
Eletrosul	ALEGRETE	83.0	RS	May-71	Dec-42	3.34	IPCA
	ANASTACIO	150.0	MS	Aug-94	Dec-42	3.90	IPCA
	ARAQUARI (HYOSUNG) *	-	SC	Jan-13	Dec-42	0.42	IPCA
	AREIA	672.0	PR	Aug-80	Dec-42	18.17	IPCA
	ASSIS *	336.0	SP	Mar-79	Dec-42	6.03	IPCA
	ATLANTIDA 2	249.0	RS	May-07	Dec-42	3.84	IPCA
	BIGUACU	600.0	SC	Apr-08	Dec-42	9.62	IPCA
	BLUMENAU	1,962.0	SC	Apr-79	Dec-42	33.19	IPCA
	C.MOURAO *	-	PR	Jan-13	Dec-42	1.96	IPCA
	C.NOVOS	2,466.0	SC	Sep-82	Dec-42	31.08	IPCA
	CAMPO GRANDE	-	SC	Sep-82	Dec-42	3.28	IPCA
	CANOINHAS ESU	450.0	SC	Feb-88	Dec-42	6.82	IPCA
	CAXIAS	2,016.0	RS	Dec-01	Dec-42	21.42	IPCA
	CAXIAS SUL 5 *	215.0	RS	Jun-05	Dec-42	4.62	IPCA
	CHARQUEADAS	88.0	RS	Jan-72	Dec-42	3.84	IPCA
	CURITIBA	1,344.0	PR	Oct-80	Dec-42	24.05	IPCA
	D.SANTA CRUZ *	-	MS	Jan-13	Dec-42	0.22	IPCA
	DESTERRO	300.0	SC	Dec-08	Dec-42	4.84	IPCA
	DOURADOS	300.0	MS	Nov-87	Dec-42	10.64	IPCA
	FARROUPILHA	88.0	RS	Jun-73	Dec-42	5.47	IPCA
	FLORIANOPOLIS	75.0	SC	Dec-74	Dec-42	2.88	IPCA
	FORQUILHINHA *	-	SC	Jan-13	Dec-42	0.55	IPCA
	FOZ DO CHAPECO *	-	RS	Apr-15	Dec-42	0.00	IPCA
	GASPAR 2 *	-	SC	Sep-16	Dec-42	1.72	IPCA
	GRAVATAI	2,016.0	RS	Sep-82	Dec-42	31.09	IPCA
	GRAVATAI 2 *	-	RS	Jan-13	Dec-42	1.20	IPCA
	GRAVATAI 3	165.0	RS	Nov-07	Dec-42	3.25	IPCA
	ILHOTA	100.0	SC	Dec-76	Dec-42	5.65	IPCA
	IMBITUBA	-	SC	Feb-16	Dec-42	0.02	IPCA
	ITA *	-	SC	Mar-65	Dec-42	12.61	IPCA
	ITAJAI	600.0	SC	Jan-02	Dec-42	7.02	IPCA
	IVAIPORA	-	PR	May-82	Dec-42	13.07	IPCA
	J.LACERDA-A	399.8	SC	Mar-65	Dec-42	8.90	IPCA
	J.LACERDA-B	-	SC	Jun-79	Dec-42	4.82	IPCA
	JOINV.NORTE	600.0	SC	Jun-09	Dec-42	11.61	IPCA
	JOINVILLE	691.0	SC	Nov-74	Dec-42	14.50	IPCA
	JOINVILLE GM *	-	SC	May-12	Dec-42	0.99	IPCA
	JOINVILLE SANTA CATARINA *	-	SC	Oct-15	Dec-42	1.35	IPCA
	L.GRANDE *	-	RS	Jan-13	Dec-42	0.69	IPCA
	LONDRINA ESU	1,344.0	PR	Apr-88	Dec-42	16.93	IPCA
	MACHADINHO *	-	SC	Jan-13	Dec-42	1.02	IPCA
	MARINGA *	-	PR	Jan-13	Dec-42	0.27	IPCA
	MONTE CLARO *	-	RS	Jan-13	Dec-42	0.70	IPCA
	NOVA ANDRADINA *	-	MS	Jul-16	Dec-42	1.12	IPCA
	NOVA PRATA 2 *	-	RS	Sep-15	Dec-42	1.32	IPCA
	NOVA STA RITA	2,016.0	RS	Aug-09	Dec-42	24.68	IPCA
	OSORIO 2 *	-	RS	Jan-13	Dec-42	0.70	IPCA
	PAL.PINHEIRA *	-	SC	Feb-16	Dec-42	0.95	IPCA
	PALHOCA ESU	384.0	SC	Jan-84	Dec-42	9.82	IPCA
	PASSO FUNDO	168.0	RS	Nov-92	Dec-42	7.70	IPCA
	S. OSORIO	33.3	PR	Oct-75	Dec-42	4.88	IPCA
	S.SANTIAGO	15.0	PR	Nov-80	Dec-42	7.72	IPCA
	SANTO ANGELO	2,016.0	RS	Dec-99	Dec-42	26.17	IPCA
	SIDEROPOL.ESU	352.0	SC	Apr-75	Dec-42	7.49	IPCA
	TAPERA 2	249.0	RS	Mar-05	Dec-42	5.73	IPCA
	TIJUCAS *	-	SC	Nov-12	Dec-42	0.85	IPCA
	U.MIMOSO *	-	MS	Jan-13	Dec-42	0.71	IPCA
	XANXERE ESU	600.0	SC	Jun-86	Dec-42	5.89	IPCA
(1) Enterprises in operation which do not have right to AAR. (2) Corresponding to two 500 kV line inputs. (3) An AT02 unit (50 MVA) failed and was disposed of.
* Eletrosul can access these substations because it has line and equipment inputs, even transformers, with the proper AAR.

III.4.2 Substation – Enterprises not renewed under 12,783/13 law terms
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR em 09.30.18 (R$ Million)	Readjustment Index
Eletronorte	ABUNA	-	RO	-	-	2.47	1.03%
	ARARAQUARA 2	3505.2	SP	Mar-13	Feb-39	120.03	1.03%
	ARIQUEMES	-	RO	-	-	1.72	1.03%
	BALSAS	200.0	MA	Dec-11	Jan-39	3.70	1.03%
	COLETORA PORTO VELHO	5438.4	RO	Mar-13	Feb-39	201.18	1.03%
	JAURU	-	RO	-	-	1.26	1.03%
	JI-PARANA	-	RO	-	-	1.72	1.03%
	JORGE TEIXEIRA - CC 009/2010	-	AM	-	-	1.10	1.03%
	JORGE TEIXEIRA - CC 014/2012	-	AM	-	-	0.40	1.03%
	LECHUGA - CC 009/2010	-	AM	Mar-15	May-42	1.10	1.03%
	LECHUGA - CC 014/2012	450.0	AM	Mar-15	May-42	6.89	1.03%
	LUCAS RIO VERDE	75.0	MT	Apr-13	Jun-41	2.79	1.03%
	MIRAMAR	450.0	PA	Apr-16	Apr-46	3.90	1.03%
	MIRANDA II (ATR1)	450.0	MA	Nov-10	Jan-39	10.81	1.03%
	NOBRES	200.0	MT	Sep-13	Dec-41	1.90	1.03%
	PIMENTA BUENO	-	RO	-	-	1.72	1.03%
	PORTO VELHO	-	RO	Mar-13	Feb-39	1.67	1.03%
	RIB.GONCALVES	650.0	MA	Dec-11	Jan-39	12.74	1.03%
	RIO BRANCO 1 (EX RBTE) - No transformer in this SS	-	AC	Oct-11	Nov-39	6.72	1.03%
	SAMUEL	-	RO	-	-	1.04	1.03%
	SAO LUIS II	-	MA	-	-	0.24	1.01%
	SAO LUIS III	300.3	MA	May-10	Mar-38	5.49	1.14%
	TUCURUI	300.0	PA	Dec-14	Dec-41	2.09	1.03%
	VILHENA	-	RO	-	-	2.41	1.03%
Chesf	Acaraú II	200.0	CE	Apr-14	Nov-40	4.03	IPCA
	Aquiraz II	-	CE	Dec-13	Dec-43	-	IPCA
	Arapiraca III	200.0	AL	Jun-13	Oct-40	9.71	IPCA
	Bom Jesus da Lapa II	-	BA	Dec-15	Nov-40	0.21	IPCA
	Brumado II	-	BA	Aug-10	Jun-37	0.34	IPCA
	Camaçari IV	2400.0	BA	Nov-12	Jul-40	19.09	IPCA
	Campina Grande III	-	PB	Dec-15	Oct-41	-	-
	Casa Nova II	180.0	BA	Nov-17	Dec-37	-	-
	Ceará Mirim II	-	RN	Sep-14	Sep-44	-	-
	Extremoz II	-	RN	Feb-14	Nov-40	4.40	IPCA
	Garanhuns II	-	PE	Dec-15	Dec-41	-	-
	Ibiapina II	200.0	PI	Sep-16	Aug-41	3.48	IPCA
	Ibicoara	410.0	BA	Jan-11	Jun-37	6.07	IPCA
	Igaporã	450.0	BA	Jun-14	Nov-40	6.22	IPCA
	Igaporã III	2250.0	BA	Dec-15	Jun-42	11.55	IPCA
	João Câmara II	540.0	RN	Feb-14	Nov-40	3.54	IPCA
	Lagoa Nova II	450.0	RN	Dec-15	Oct-41	5.63	IPCA
	Mirueira II	300.0	PE	Apr-16	Jun-42	5.74	IPCA
	Morro do Chapéu	150.0	BA	Jul-17	Oct-41	1.26	IPCA
	Mossoró IV	100.0	RN	Oct-17	Jun-42	3.34	IPCA
	Natal III	450.0	RN	Aug-12	Aug-39	8.76	IPCA
	Pecém II	-	CE	Oct-13	Oct-43	-	-
	Pindaí II	300.0	BA	Dec-15	Jun-42	4.16	IPCA
	Polo	300.0	BA	Apr-16	Oct-40	3.07	IPCA
	Santa Rita II	450.0	PB	Jul-12	Aug-39	7.62	IPCA
	Suape II	1200.0	PE	Dec-12	Jan-39	13.27	IPCA
	Suape III	300.0	PE	Jul-12	Jan-39	4.55	IPCA
	Tabocas do Brejo Velho	-	BA	Jun-17	Jun-47	-	-
	Tauá II	202.0	CE	Dec-07	Mar-35	14.98	IPCA
	Teresina III	400.0	PI	Oct-17	Dec-41	6.09	IPCA
	Touros	150.0	RN	May-17	Jun-42	3.52	IPCA
	Zebu II	200.0	AL	Jul-12	Aug-39	5.15	IPCA
	Jaboatão II	300.0	PE	May-18	May-48	4.49	IPCA
	Ourolândia	-	BA	May-18	May-48	3.01	-
	SS Elev. Usina de Curemas	4.2	PB	Jan-68	Nov-24	*	-
	SS Elev. Usina de Sobradinho	1200.0	BA	Oct-79	Feb-22	*	-
	SS Elev. Usina Term. Camaçari	400	BA	Sep-78	Aug-27	*	-
Furnas	B.DESPACHO 3 (TL B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	1.67	IPCA
	BATEIAS (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	-	PR	May-01	May-31	7.49	IGPM
	CAMPOS (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	May-05	May-35	1.82	IGPM
	IBIUNA (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	2250.0	SP	May-01	May-31	63.22	IGPM
	ITAPETI (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	5.11	IPCA
	MACAE MERCHAN (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	May-05	May-35	2.42	IGPM
	NORDESTE (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	1.70	IPCA
	OURO PRETO 2 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	0.69	IPCA
	TIJUCO PRETO (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	4.04	IPCA
	ZONA OESTE (CCO-2012-016-RB)	1200.0	RJ	May-12	May-42	8.89	IPCA
	PIRINEUS	-	GO	-	-	0.47	IPCA
	XAVANTES	-	GO	-	-	0.47	IPCA
	LINHARES	150.0	ES	Aug-18	Jul-40	4.12	IPCA
	U. MASCARENHAS	-	ES	Aug-18	Jul-40	0.41	IPCA
Amazonas G&T	CRIST. ROCHA	-	AM	Nov-16	without definition	0.69	-
	JORGE TEIXEIRA	300.0	AM	May-14	without definition	7.94	-
	LECHUGA	-	AM	Aug-14	without definition	3.60	-
	MANAUS	450.0	AM	Feb-89	without definition	10.11	-
	MAUA III	600.0	AM	May-14	without definition	12.46	-
	PRES FIGUEIREDO	15.0	AM	Sep-98	without definition	0.91	-
	UHE BALBINA	-	AM	Feb-89	without definition	0.78	-
Eletrosul	ABDON BATISTA	-	SC	Jan-15	Mar-35	0.46	IGPM
	BIGUACU	2016.0	SC	Apr-08	Mar-35	42.85	IGPM
	BLUMENAU	-	SC	Apr-79	Mar-35	5.84	IGPM
	C.NOVOS	-	SC	Sep-82	Mar-35	7.96	IGPM
	CASCAVEL OEST	-	PR	Oct-05	Feb-34	5.74	IGPM
	CAXIAS SUL 6	330.0	RS	Aug-12	Oct-40	4.38	IPCA
	CV URUGUAIANA	239.7	RS	Sep-94	Jul-21	10.28	IPCA
	FOZ DO CHAPECO	150.0	RS	Dec-12	Jun-41	5.03	IPCA
	GARIBALDI 1	-	RS	May-13	Oct-40	0.52	IPCA
	GUARITA	0.0	RS	May-77	Jun-41	0.11	IPCA
	IJUI 2	166.0	RS	Apr-13	Oct-40	3.63	IPCA
	IVAIPORA	0.0	PR	May-82	Feb-34	11.00	IGPM
	IVINHEMA 2 **	300.0	MS	Jan-16	Jan-44	3.40	IPCA
	L.GRANDE	150.0	RS	Nov-12	Oct-40	3.49	IPCA
	MISSOES	150.0	RS	Nov-10	Jan-39	5.51	IPCA
	MONTE CLARO	0.0	RS	Sep-04	Oct-40	0.54	IPCA
	N. PETROPOLIS 2	166.0	RS	Nov-12	Oct-40	4.19	IPCA
	NOVA STA RITA - AMPLIAÇÃO	672.0	RS	Dec-13	Apr-36	5.11	IPCA
	PRE.MEDICI	0.0	RS	Mar-08	Mar-38	0.38	IPCA
	S.SANTIAGO	0.0	PR	Dec-80	Feb-34	5.27	IGPM
	SANTA CRUZ 1	0.0	RS	Dec-99	Mar-38	0.32	IPCA
	XANXERE	0.0	SC	Oct-75	Jun-41	0.22	IPCA
* SS Elev. Usina de Curemas, SS Elev. Usina de Sobradinho, SS Elev. Usina Term. Camaçari are not part of the transmission contracts. These ventures do not have right to AAR.
** Eletrosul can access these substations because it has line and equipment inputs, even transformers, with the proper AAR.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

IV.1 Distribution Data
Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Counties Assisted	Substations
ED Acre	21,497	269,248	22	13
ED Alagoas	43,403	1,185,719	102	40
ED Amazonas Energia	33,626	998,042	62	24
ED Piauí	94,827	1,277,381	224	88
ED Rondônia	58,050	638,927	52	60
ED Roraima	3,729	116,178	1	4

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

Companies information

IV.2 Energy Sold – MWh
Companies	1Q18	2Q18	3Q18
ED Acre	256,300	252,112	253,070
ED Alagoas	940,523	880,386	866,760
ED Amazonas Energia	1,403,629	1,473,020	1,551,923
ED Piauí	17,214	819,606	889,576
ED Rondônia	748,794	768,215	801,467
ED Roraima	198,228	190,405	184,942
Total	3,564,688	4,383,744	4,547,739

Companies information

IV.2 Energy Sold – MWh
Companies	1Q18	2Q18	3Q18
ED Acre	256,300	252,112	253,070
ED Alagoas	940,523	880,386	866,760
ED Amazonas Energia	1,403,629	1,473,020	1,551,923
ED Piauí	17,214	819,606	889,576
ED Rondônia	748,794	768,215	801,467
ED Roraima	198,228	190,405	184,942
Total	3,564,688	4,383,744	4,547,739

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

IV.2.1 Energy Sold by Consumer Class
Distribution to	1Q18		2Q18		3Q18
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Captive Market
Residential	1,204.1	1,760,945.3	1,244.0	1,784,033.9	1,310.9	1,826,429.4
Industrial	210.0	337,071.0	201.6	339,083.4	206.1	336,826.5
Commercial, services and others activities	574.3	845,483.0	585.5	848,303.8	621.7	873,429.8
Rural	89.4	215,578.7	82.2	177,449.3	94.9	203,017.1
Public Utilities	188.9	323,185.1	210.0	356,584.1	228.2	377,524.4
Public Ilumination	81.4	212,435.0	81.7	204,250.5	86.0	209,492.3
Public service	64.0	141,119.3	67.4	142,621.0	75.8	149,397.6
Own Consumption	3.5	7,925.1	3.6	8,057.8	3.9	9,649.2
Others	- 3.4	-	- 4.5	-	2.8	-
Captive Total	2,412.3	3,843,742.5	2,471.5	3,860,383.8	2,630.3	3,985,766.2
Free Costumer
Residential	5.2	42,693.7	5.2	43,399.1	5.5	47,551.2
Industrial	9.9	347,324.6	10.2	359,933.2	31.0	392,308.5
Commercial, services and others activities	4.7	81,550.6	4.9	82,790.4	7.5	84,862.7
Rural	-	-	-	-	-	-
Public Utilities	-	-	-	-	-	-
Public Ilumination	-	-	-	-	-	-
Public service	-	35,426.5	-	37,237.5	-	37,250.3
Own Consumption	-	-	-	-	-	-
Others	-	-	-	-	-	-
Free Costumer Total	19.8	506,995.4	20.2	523,360.2	44.0	561,972.6

Total Energy Sold (1)	2,432.08	4,350,737.87	2,491.69	4,383,744.03	2,674.35	4,547,738.84
(1) Total energy sold in 1Q17 includes 30,463 MWh of CERR (Roraima Energy Company), which has been under concession from Boa Vista Energia since January 1st.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

IV.3 Energy purchased for resale
Company	Buyer	1Q18		2Q18		3Q18
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
ED Acre	Eletrobras System	113.9	247,758.8	114.6	243,320.7	119.4	244,611.0
	Others	73.5	53,365.7	75.7	54,385.6	80.2	57,213.1
ED Alagoas	Eletrobras System	27.8	158,117.0	35.3	172,500.0	38.5	165,431.0
	Others	179.6	1,058,170.0	228.1	1,059,644.0	214.3	1,016,220.0
ED Amazonas Energia	Eletrobras System	108.0	800,669.0	106.0	748,028.0	122.9	529,670.0
	Others	72.7	616,313.6	70.9	595,884.0	91.5	625,524.0
ED Piauí	Eletrobras System	42.0	306,326.0	41.8	305,933.0	44.7	331,372.0
	Others	224.9	799,966.0	242.8	1,972,576.0	331.4	1,067,698.0
ED Rondônia	Eletrobras System	69.8	309,018.0	63.6	225,292.0	51.4	186,121.8
	Others	209.8	928,498.0	191.2	676,929.0	154.4	559,235.2
ED Roraima	Eletrobras System	61,539.4	257,674.4	59,871.6	250,676.7	49,686.4	208,032.1
	Others	39,023.4	47,126.3	19,634.8	23,719.4	112,012.3	75,299.6

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

IV.4 Network Expansion – number of new connections
Company	1Q18	2Q18	3Q18
ED Acre	5,063	3,721	2,990
ED Alagoas	13,541	5,688	9,211
ED Amazonas Energia	13,398	3,947	3,979
ED Piauí	9,638	14,435	15,269
ED Rondonia	8,994	9,453	10,487
ED Roraima	1,503	1,371	1,423

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

IV.5 Fuel used to produce electric energy
Company	Type (Unit)	1Q18		2Q18		3Q18
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	15,081,652.0	-	14,990,344.0	-	15,632,396.0	-
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-	-	-	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	105,843,559.0	377.3	107,856,158.0	413.7	120,077,766.0	449.4
	Gas (m3)	298,332,964.0	733.0	284,456,570.0	737.3	243,371,586.0	732.7
ED Piauí	Diesel Oil (L)	-	-	-	-	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	-	-	-	-	-	-
	Gas (m3)
ED Roraima	Diesel Oil (L)	13,180,487.0	53.8	6,629,537.0	40.0	20,756,536.0	50,305.8
	Gas (m3)

IV.5 Fuel used to produce electric energy
Company	Type (Unit)	1Q18		2Q18		3Q18
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	15,081,652.0	-	14,990,344.0	-	15,632,396.0	-
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-	-	-	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	105,843,559.0	377.3	107,856,158.0	413.7	120,077,766.0	449.4
	Gas (m3)	298,332,964.0	733.0	284,456,570.0	737.3	243,371,586.0	732.7
ED Piauí	Diesel Oil (L)	-	-	-	-	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	-	-	-	-	-	-
	Gas (m3)
ED Roraima	Diesel Oil (L)	13,180,487.0	53.8	6,629,537.0	40.0	20,756,536.0	50,305.8
	Gas (m3)

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

IV.6 Quality Indicators and Operational Performance
Company	DEC/ Stoppage Duration – hours	FEC/ Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	34.64	23.82	351.81	9.85	10.90
ED Alagoas	4.77	3.12	238.01	10.34	13.37
ED Amazonas	9.65	4.18	533.46	7.77	35.87
ED Piauí	16.79	9.95	462.71	12.93	14.36
ED Rondônia	20.98	11.02	332.68	11.15	16.20
ED Roraima	11.25	37.94	172.98	7.04	7.63

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

IV.7 Default - R$ Million
Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Residential	36.56	95.30	253.03	151.28	89.71	25.78	651.66
Industrial	2.21	18.20	85.34	12.97	17.73	0.82	137.27
Commercial, services and others activities	0.89	31.10	116.76	47.39	28.32	6.26	230.71
Rural	6.15	13.50	8.12	8.54	17.22	1.17	54.71
Public Utilities	13.59	24.40	238.44	20.76	6.81	11.76	315.76
Public Ilumination	11.38	24.90	5.71	13.91	8.01	-	63.91
Public service	2.06	7.60	58.28	14.53	17.81	5.76	106.04
Own Consumption	-	-	0.00	0.94	-	-	0.95
Others	9.74	0.90	6.92	22.95	9.96	-	50.47
Total	82.58	215.90	772.61	293.28	195.56	51.55	1,611.47

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

IX. Employees - Effective Headcount

IX.1 By Department
Eletrobras companies	Administrative	Operational	Total
Holding	804	-	804
Cepel	68	286	354
Eletronorte	1,031	1,795	2,826
Chesf	1,331	2,764	4,095
Furnas	930	2,227	3,157
Eletronuclear	496	1,274	1,770
Eletrosul	471	732	1,203
CGTEE	84	269	353
Amazonas GT	92	361	453
Itaipu Binacional	1,017	371	1,388
ED Acre	130	196	326
ED Alagoas	342	912	1,254
ED Amazonas Energia	266	1,418	1,684
ED Piauí	227	1,829	2,056
ED Rondônia	180	741	921
ED Roraima	147	249	396
Eletropar	4	-	4
Total	7,620	15,424	23,044

IX.2 Complementary Workforce
Eletrobras companies	1Q18	2Q18	3Q18
Cepel	-	-	-
Eletronorte	-	-	-
Chesf	-	-	-
Furnas	1,064	1,053	1,050
Eletronuclear	-	-	-
Eletrosul	-	-	-
CGTEE	-	144	144
Amazonas GT	15	15	15
Itaipu Binacional	-	-	-
ED Acre	402	402	402
ED Alagoas	304	208	421
ED Amazonas Energia	2,040	2,040	2,040
ED Piauí	955	1,037	1,037
ED Rondônia	1,275	1,301	1,362
ED Roraima	284	335	341
Eletropar	-	-	-
Total	6,339	6,535	6,812

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VI. Investments Eletrobras Companies

VI.1 Total Investment – R$ Million
Generation - Expansion	1Q18	2Q18	3Q18
Eletrobras	-	-	-
Eletronorte	0.06	0.04	0.00
Chesf	11.13	4.30	9.36
Furnas	5.40	10.21	19.56
Eletronuclear	45.52	70.38	88.73
Eletrosul	-	-	-
CGTEE	-	-	-
Amazonas GT	2.85	4.35	54.12
ED Amazonas Energia	-	-	-

Generation - Maintenance	1Q18	2Q18	3Q18
Eletrobras	-	-	-
Eletronorte	0.55	0.59	1.18
Chesf	1.55	5.43	5.98
Furnas	27.02	14.49	13.66
Eletronuclear	12.65	16.80	46.33
Eletrosul	0.06	0.52	0.31
CGTEE	0.83	19.98	2.80
Amazonas GT	-	0.12	0.05
ED Amazonas Energia	1.52	0.72	-

Generation – Partnership Investments (1)	1Q18	2Q18	3Q18
Eletrobras	76.2	64.5	-
Eletronorte	136.78	85.91	-
Chesf	118.72	91.42	79.45
Furnas	10.71	10.18	4.05
Eletrosul	-	9.20	43.45

Transmission - Expansion	1Q18	2Q18	3Q18
Eletrobras	0.66	-	0.06
Eletronorte	24.00	25.26	37.08
Chesf	110.54	163.63	182.17
Furnas	13.52	26.33	55.56
Eletrosul	9.73	12.60	12.94
Amazonas GT	0.59	2.11	5.56

Transmission - Maintenance	1Q18	2Q18	3Q18
Eletrobras	-	-	-
Eletronorte	1.84	1.75	4.01
Chesf	31.82	35.84	38.96
Furnas	11.87	14.63	43.55
Eletrosul	0.39	0.56	0.46
Amazonas GT	0.68	-	-

Transmission – Partnership Investments	1Q18	2Q18	3Q18
Eletrobras	-	-	-
Eletropar	-	-	-
Eletronorte	12.25	-	-
Chesf	-	-	-
Furnas	13.81	1.49	1.24
Eletrosul	0.20	0.26	0.19

Distribution - Expansion	1Q18	2Q18	3Q18
ED Acre	6.30	5.70	2.90
ED Alagoas	16.07	22.69	21.57
ED Amazonas Energia	17.48	33.62	13.83
ED Piauí	14.97	17.52	25.04
ED Rondônia	3.25	40.79	17.58
ED Roraima	7.04	-0.75	0.29

Distribution - Maintenance	1Q18	2Q18	3Q18
ED Acre	5.97	3.55	4.28
ED Alagoas	10.86	13.64	8.64
ED Amazonas Energia	7.87	13.67	10.67
ED Piauí	8.02	20.60	11.46
ED Rondônia	8.71	4.35	11.37
ED Roraima	0.11	0.75	1.27

Others (2)	1Q18	2Q18	3Q18
Eletrobras	2.71	3.58	0.27
Eletronorte	0.70	1.58	1.22
Chesf	15.20	19.45	14.16
Furnas	9.80	9.06	16.14
Eletronuclear	0.59	2.83	1.07
Eletrosul	1.40	1.34	3.49
CGTEE	0.03	0.02	0.12
Amazonas GT	-	0.99	2.53
ED Acre	1.78	2.93	8.41
ED Alagoas	2.32	5.75	5.21
ED Amazonas Energia	31.49	38.52	22.10
ED Piauí	9.96	21.46	21.39
ED Rondônia	10.01	0.03	0.23
ED Roraima	0.33	0.37	0.31
(1) The payments of assets of the companies that came to Eletrobras were eliminated.
(2) Others are: Environmental quality, infrastructure, "Luz Para Todos" (Light For All Program) and technological development.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VI.2 New Investments

VI.2.1 Generation

VI.2.1.1 Integral Responsibility
Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE
			Total	Realized						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	686.90	180.00	N/D	(1)	May/12	(2)	(2)	(2)	(2)
Furnas	PCH Anta (3)	RJ/MG	2,296.6 (4)(5) Basis: Dec/08	2,592.80 (4)	28	N/D	GU1 e GU2: See (6)	Mar-07	-	96.71	226.12	-
Eletronuclear	Angra 3	RJ	20,900.0 (7)	6,600.00	1,405	-	Jan/2025 (8)	Nov-09	Dec/2064 (9)	n/a	n/a	n/a
Amazonas GT	TPP Mauá 3	AM	1,816.41	1,336.93	189.55	507.2	Sep/2017 (10)	Mar-13	Nov-44	100.00	248.36	-

(1) Construction paralyzed, due to the judicial reorganization of the leading company of Consórcio Construtora (up to the present moment). The strategy underway is to subdivide Casa Nova I (180 MW) into 7 parks (Casa Nova A, B, ... G). For the Casa Nova A conclusion (18 x 1.5 MW = 27 MW), which is in a more advanced stage of construction, it is in the due diligence process to raise the missing items to conclude the hiring phase. This process depends on several levels of approval including CAD. The current forecast is that park A will be completed in 2018 and park B, also of 27 MW, in 2019. For the remaining wind farms, it is expected that these ones will be concluded via SPEs, after the public call for the partners selection. The TL originally designed for Casa Nova I was completed in 2017 and energized to support the generation of Casa Nova II and III wind farms.

(2) Wind farm project without grants and not-traded energy
(3) The GU1 started commercial operation on 08/10/2018 and the GU2 on 10/10/2018. On 09/30/2018 only one of the units was in commercial operation.
(4) It includes Simplício, which is already operating.
(5) Assured energy corresponds to future commercial operation of Anta. It does not include the assured energy of Simplicio, reported in Section 1.2.

(6) The contract with the original consortium supplier was rescinded and a new contract with a new supplier was signed in July 2017; the new dates agreed between both parts for the commercial operation of Anta SHP generating units are: UG1 - 06/10/2018 and UG2 - 08/10/2018. The GU2 started in test operation on 09/06/2018 and it is scheduled to start commercial operation on 10/11/2018.

(7) On September 30, 2018, the direct cost budget approved by the Executive Board, in accordance with RDE 1390.008 / 18 of 01/23/2018, is R $ 20.9 billion, of which R $ 6.6 billion. The indirect costs added to the enterprise are those legally allowed, such as: internal engineering, administration, capitalized financial charges, etc. CNPE Resolution No. 14, dated 10.09.2018 - D.O.U dated 10.23.2018, changed the reference price of Plant 3 tariff to the amount of R $ 480.00 / MWh and determined a series of procedures for the viability of the Enterprise. Due to this decision, ELETRONUCLEAR should develop a new timetable for the resumption of works and consequent updating of the respective total budget of the plant, to be concluded at a date to be defined and approved by the ETN Board of Directors.

(8) The go live date changed to 01/01/2025 according to RDE 1379.007 / 17 of 11/14/2017, however, the new budget is under review.
(9) No operating license for Angra 3. It is considered 40 years from 01.01.2025 by analogy with Angra 2.
(10) On 09/19/2017 ANEEL's authorization was issued for the commercial operation of UG1, but it only started operating on 09/27/2017.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VI.2.1.2 Special Purpose Entities
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Percentage	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE
										Total	Realized			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (1) (2)	HPP Belo Monte	Eletronorte (19,98%) Chesf (15%) Eletrobras Holding (15%)	PA	5,733.09	15.00	4,571.00	Apr-16	Aug-11	Aug-45	36,490.64	35,199.84	97.28%	Eletrobras Holding (15,00%) Chesf (15,00%) Eletronorte (19,98%) Privados (50,02%)	70.00	124.96	30 (2)
Cia. Energética Sinop S.A.	HPP Sinop	Eletronorte (24,5%) Chesf (24,5%)	MT	401.88	24.50	242.8	Jan-19	Mar-14	Feb-49	3,003.16	3,093.00	99.85%	Chesf (24,5%) Eletronorte (24,5%) EDFNF (51,00%)	88.90	148.46	11.10
Acauã Energia S.A.	WPP Acauã	Chesf (99,93%)	BA	6.00	99.93	3.10	Aug-18	Apr-15	Apr-49	46.60	38.95	85.10%	Sequóia (0,00668%)	100.00	134.69	-
Angical 2 Energia S.A.	WPP Angical 2	Chesf (99,96%)	BA	10.00	99.96	5.10	Aug-18	Apr-15	Apr-49	68.40	56.65	85.10%	Sequóia (0,04%)	100.00	134.69	-
Arapapá Energia S.A.	WPP Arapapá	Chesf (99,9%)	BA	4.00	99.90	2.20	Nov-18	Apr-15	Apr-49	36.80	30.25	83.90%	Sequóia (0,1%)	100.00	134.69	-
Caititu 2 Energia S.A.	WPP Caititu 2	Chesf (99,96%)	BA	10.00	99.96	5.10	Jan-19	Apr-15	Apr-49	71.50	52.00	70.60%	Sequóia (0,04%)	100.00	134.69	-
Caititu 3 Energia S.A.	WPP Caititu 3	Chesf (99,96%)	BA	10.00	99.96	4.70	Jan-19	Apr-15	Apr-49	70.10	50.03	72.40%	Sequóia (0,04%)	100.00	134.69	-
Carcará Energia S.A.	WPP Carcará	Chesf (99,96%)	BA	10.00	99.96	4.60	Dec-18	Apr-15	Apr-49	72.60	57.22	80.40%	Sequóia (0,04%)	100.00	134.69	-
Corrupião 3 Energia S.A.	WPP Corrupião 3	Chesf (99,96%)	BA	10.00	99.96	4.20	Jan-19	Apr-15	Apr-49	74.00	55.98	77.30%	Sequóia (0,04%)	100.00	134.69	-
Teiú 2 Energia S.A.	WPP Teiú 2	Chesf (99,95%)	BA	8.00	99.95	4.20	Nov-18	Apr-15	Apr-49	57.50	48.28	83.90%	Sequoia (0,05%)	100.00	134.69	-
Coqueirinho 2 Energia S.A. (3)	WPP Coqueirinho 2	Chesf (99,98%)	BA	16.00	99.98	7.40	Jul-18	Apr-15	May-49	120.05	101.98	84.60%	Sequóia (0,0238%)	100.00	158.02	-
Papagaio Energia S.A.	WPP Papagaio	Chesf (99,96%)	BA	10.00	99.96	4.90	Oct-18	Apr-15	May-49	75.80	63.67	84.00%	Sequóia (0,04%)	100.00	157.41	-
Tamanduá Mirim 2 Energia S.A. (3)	WPP Tamanduá Mirim 2	Chesf (83,01%)	BA	16.00	83.01	7.40	Jul-18	Apr-15	Jun-49	121.40	104.63	83.00%	Sequóia (16,99%)	100.00	154.11	-
Central Geradora Eólica Famosa I S.A. (**)	Famosa I	Furnas (49%)	RN	22.50	49.00	11.10	Oct-18	Aug-16	May/47	hiring undone	18.52	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica Pau Brasil S.A. (**)	Pau Brasil	Furnas (49%)	CE	15.00	49.00	7.70	-	-	Mar/47	hiring undone	19.44	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica Rosada S.A. (**)	Rosada	Furnas (49%)	RN	30.00	49.00	13.40	-	-	May-48	hiring undone	35.93	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica São Paulo S.A. (**)	São Paulo	Furnas (49%)	CE	17.50	49.00	8.10	-	-	Mar/47	hiring undone	21.63	-	PF Participações (51,00%)	-	-	-
Energia dos Ventos V S.A. (***)	São Januário	Furnas (100%)	CE	21.00	100.00	9.00	Nov-19	Jul-18	Jul-47	876.00	8.60	-	Alupar(0%) Central Eólica São Januário (0,01%)	-	-	-
Energia dos Ventos VI S.A. (***)	Nossa Senhora de Fátima	Furnas (100%)	CE	30.00	100.00	12.80	Nov-19	Jul-18	Aug-47	876.00	11.57	-	Alupar(0%) Central Eólica Nossa Senhora de Fátima (0,01%)	-	-	-
Energia dos Ventos VII S.A. (***)	Jandaia	Furnas (100%)	CE	27.00	100.00	14.10	Nov-19	Jul-18	Aug-47	876.00	11.02	-	Alupar(0%) Central Eólica Jandaia (0,01%)	-	-	-
Energia dos Ventos VIII S.A. (***)	São Clemente	Furnas (100%)	CE	21.00	100.00	9.30	Nov-19	Jul-18	Jul-47	876.00	8.34	-	Alupar(0%) Central Eólica São Clemente (0,01%)	-	-	-
Energia dos Ventos IX S.A. (***)	Jandaia I	Furnas (100%)	CE	24.00	100.00	9.90	Nov-19	Jul-18	Jul-47	876.00	9.77	-	Alupar(0%) Central Eólica Jandaia I (0,01%)	-	-	-
Bom Jesus Eólica S.A.(**)	Bom Jesus	Furnas (49%)	CE	18.00	49.00	8.10	-	-	Apr-49	hiring undone	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	-	-	-
Cachoeira Eólica S.A.(**)	Cachoeira	Furnas (49%)	CE	12.00	49.00	5.00	-	-	Apr-49	hiring undone	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cachoeira Ltda. (0,01%)	-	-	-
Pitimbu Eólica S.A.(**)	Pitimbu	Furnas (49%)	CE	18.00	49.00	7.20	-	-	Mar-49	hiring undone	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Pitimbu Ltda. (0,01%)	-	-	-
São Caetano Eólica S.A. (**)	São Caetano	Furnas (49%)	CE	25.20	49.00	11.00	-	-	Apr-49	hiring undone	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano Ltda. (0,01%)	-	-	-
São Caetano I Eólica S.A.(**)	São Caetano I	Furnas (49%)	CE	18.00	49.00	7.70	-	-	Apr-49	hiring undone	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano I Ltda. (0,01%)	-	-	-
São Galvão Eólica S.A. (**)	São Galvão	Furnas (49%)	CE	22.00	49.00	9.50	-	-	Mar-49	hiring undone	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Galvão Ltda. (0,01%)	-	-	-
Carnaúba I Eólica S.A.(**)	Carnaúba I	Furnas (49%)	RN	22.00	49.00	9.40	-	-	Jul-49	hiring undone	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba I Ltda. (0,01%)	-	-	-
Carnaúba II Eólica S.A.(**)	Carnaúba II	Furnas (49%)	RN	18.00	49.00	7.30	-	-	Jul-49	hiring undone	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba II Ltda. (0,01%)	-	-	-
Carnaúba III Eólica S.A.(**)	Carnaúba III	Furnas (49%)	RN	16.00	49.00	7.50	-	-	Jul-49	hiring undone	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba III Ltda. (0,01%)	-	-	-
Carnaúba V Eólica S.A.(**)	Carnaúba V	Furnas (49%)	RN	24.00	49.00	10.10	-	-	Jul-49	hiring undone	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba V Ltda. (0,01%)	-	-	-
Cervantes I Eólica S.A.(**)	Cervantes I	Furnas (49%)	RN	16.00	49.00	7.10	-	-	Jul-49	hiring undone	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes I Ltda. (0,01%)	-	-	-
Cervantes II Eólica S.A.(**)	Cervantes II	Furnas (49%)	RN	12.00	49.00	5.60	-	-	Jul-49	hiring undone	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes II Ltda. (0,01%)	-	-	-
Punaú I Eólica S.A.(**)	Punaú I	Furnas (49%)	RN	24.00	49.00	11.00	-	-	Jul-49	hiring undone	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Punaú I Ltda. (0,01%)	-	-	-
Geradora Eólica Arara Azul S.A.(*) (***)	Arara Azul	Furnas (90%)	RN	27.50	90.00	10.70	-	-	Nov-49	hiring undone	2.53	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)	-	-	-
Geradora Eólica Bentevi S.A.(*) (***)	Bentevi	Furnas (90%)	RN	15.00	90.00	5.70	-	-	Nov-49	hiring undone	1.30	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Bentevi Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde I S.A.(*) (***)	Ouro Verde I	Furnas (90%)	RN	27.50	90.00	10.70	-	-	Nov-49	hiring undone	2.47	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde I Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde II S.A.(*) (***)	Ouro Verde II	Furnas (90%)	RN	30.00	90.00	11.20	-	-	Nov-49	hiring undone	2.68	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde II Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde III S.A.(*) (***)	Ouro Verde III	Furnas (90%)	RN	25.00	90.00	9.40	-	-	Nov-49	hiring undone	2.19	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde III (0,01%)	-	-	-
Geradora Eólica Ventos de Santa Rosa S.A.(*) (***)	Santa Rosa	Furnas (90%)	CE	20.00	90.00	8.40	-	-	Oct-49	hiring undone	1.03	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Santa Rosa Ltda (0,01%)	-	-	-
Geradora Eólica Ventos de Uirapuru S.A.(*) (***)	Uirapuru	Holding (75%)	CE	28.00	90.00	12.60	-	-	Oct-49	hiring undone	1.31	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Uirapuru Ltda (0,01%)	-	-	-
Geradora Eólica Ventos do Angelim S.A.(*) (***)	Ventos de Angelim	Furnas (90%)	CE	24.00	90.00	10.30	-	-	Nov-49	hiring undone	1.11	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Angelim Ltda (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel I	Furnas (90%)	RN	28.00	90.00	13.00	-	-	Oct-49	hiring undone	-	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel II	Furnas (90%)	RN	28.00	90.00	12.80	-	-	Oct-49	hiring undone	-	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel III	Furnas (90%)	RN	28.00	90.00	12.50	-	-	Nov-49	hiring undone	-	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Geradora Eólica Itaguaçu da Bahia SPE S.A. (*) (***)	Itaguaçu da Bahia	Furnas (49%)	BA	28.00	49.00	14.00	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Luiza SPE S.A. (*) (***)	Ventos de Santa Luiza	Furnas (49%)	BA	28.00	49.00	14.20	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Madalena SPE S.A. (*) (***)	Ventos de Santa Madalena	Furnas (49%)	BA	28.00	49.00	14.70	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Marcella SPE S.A.(*) (***)	Ventos de Santa Marcella	Furnas (49%)	BA	28.00	49.00	13.60	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Vera SPE S.A. (*) (***)	Ventos de Santa Vera	Furnas (49%)	BA	28.00	49.00	15.20	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santo Antônio SPE S.A.(*) (***)	Ventos de Santo Antônio	Furnas (49%)	BA	28.00	49.00	16.10	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Bento SPE S.A. (*) (***)	Ventos de São Bento	Furnas (49%)	BA	28.00	49.00	14.40	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Cirilo SPE S.A. (*) (***)	Ventos de São Cirilo	Furnas (49%)	BA	28.00	49.00	14.70	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São João SPE S.A. (*) (***)	Ventos de São João	Furnas (49%)	BA	28.00	49.00	15.00	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Rafael SPE S.A. (*) (***)	Ventos de São Rafael	Furnas (49%)	BA	28.00	49.00	13.80	-	-	Sep-49	hiring undone	111.61	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
(1) 15 generating units in commercial operation summing up 5,733.09 MW in commercial operation.

(2) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. Nowadays, currently insatalled capacity in commercial operation is  4,510.87 MW.

(3) Assured Energy amended by MME Ordinance 335/2017.
(*) Complexos de Acaraú, Serra do Mel, Famosa III and Itaguaçu had its energy hiring fully undone in Mechanism of Compensation of Surpluses and Deficits - MCSD - Reduction.

(**)The enterprises that participated in the Competitive Mechanism of Hiring-undone Energy Reserve of 2017, (Decree 9,019/2017) and were successful. The result of the process mentioned before and the return of the grants by ANEEL was approved, except for Famosa 1, which is still under regularization process by ANEEL.

(***) Brasil Ventos holds 100% stock participation in Complexo Fortim ventures, 90% in Complexo Famosa III and Acaraú ventures and 49% in Itaguaçu Complex in Bahia.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VI.2.2 Transmission

VI.2.2.1 Integral Responsibility

VI.2.2.1.1 Transmission Lines
Eletrobras Companies	(From - To)	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Apr-19	Oct-38	*
	Funil-Itapebi C3	41.07	223.00	230	Nov-20	Apr-37	*
	Eunápolis-Teixeira Freitas II C2	44.15	145.00	230	Dec-18	Aug-39	*
	Pau Ferro-Santa Rita II	36.11	85.00	230	Jun-19	Aug-39	*
	Paraíso-Açu II Açu II-Mossoró II	84.89	123,00 69,00	230 230	Aug/19 Aug/19	Nov/40 Nov/40	*
	Recife II-Suape II C2	41.91	44.00	500	Jan-21	Dec-41	*
	Camaçari IV-Sapeaçu Sapeaçu-Sto.Antonio de Jesus C3	84.29	105,00 31,00	500 230	Sep/21 Nov/20	Dec/41 Dec/41	*
	Jardim-N Sra do Socorro Messias-Maceió II	13.60	1,30 20,00	230 230	Dec/18 Oct/18	May/42 May/42	*
	Camaçari IV-Pirajá Pituaçú-Pirajá	47.07	45,00 5,00	230 230	Dec/19 Dec/19	May/42 May/42	*
	Russas II-Banabuiu C2	81.74	110.00	230	Jul-19	Jun-42	*
Eletrosul **	Secc. Jorge Lacerda A - Palhoça, in SS Garopaba	9.90	5.40	138	Dec-18	Dec-42	1.26
	Concession contract 001/2015 (several enterprises in RS - Rio Grande do Sul)	***	1802.00	230 and 525	***	Mar-45	225.98
* There is no AAR for enterprises under construction.
** The AAR of the entreprises in Lot A of the Aneel Auction 004/2014 (Concession 001/2015) is at historical price.

*** On November 5, 2015, Eletrosul, through a Public Call Notice for Investors, made public its intention to select companies interested in making a partnership for the enterprises implementation that would arise from the ANEEL Auction No. 004/2014. Concerning Lot A, Eletrosul and Shanghai Electric Group Co. Ltd. signed a Structural Agreement with the purpose of transferring 100% of the entreprises to SZE Transmissora de Energia S. A, a special purpose entity established by Shanghai Electric Group Co. Ltd. However, on September 21, 2018, Shanghai Electric Group Co. Ltd informed ANEEL, via registered correspondence, that it has withdrawn from the negotiation and will not deliver the Guarantee of Compliance related to  the ANEEL Concession Agreement No. 001/2015. On October 31, 2018, pursuant to Order No. 466, the MME accepted ANEEL's recommendation, contained in Order No. 2,194, dated September 25, 2018, and declared the expiration of Concession Agreement No. 001/2015. ANEEL's Board of Directors has determined to its Superintendency of Concessions, Permissions and Authorizations of Transmission and Distribution - STC (ANEEL), to evaluate the possibility of taking advantage of the environmental licenses for installation, projects and other aspects that may accelerate the installation, and in this case, compensating Eletrosul, as far as possible and viable, for the expenses incurred in the negotiation (R$ 130.9 million of total expenses at historical price).

VI.2.2.1.2 Substations
Eletrobras Companies	SS	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Chesf	SS 230/69 kv N.S. Socorro	94.43	300	SE	Jun-18	May-42	*
	SS 230/69 kv Maceió II	94.43	400	AL	Dec-18	May-42	*
	SS 230/138 kv Poções II	94.43	200	BA	Nov-18	May-42	*
	SS 230/69 kv Pirajá	30.57	360	BA	Dec-19	May-42	*
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Apr-19	Oct-38	*
Eletrosul **	Garopaba - Implementation of two EL modules	7.48	-	SC	Dec-18	Dec-42	0.97
	Biguaçu - Capacitor bank 230 kV, 100 MVAr and connection 230kV	9.28	-	SC	Nov-18	Dec-42	1.49
	SS Nova Petrópolis - Installation of the 2nd transformer 230/69kV	n/a	n/a	RS	Sep-18	Oct-40	n/a
	SS Farroupilha - Implementation of the 3rd 230/69 kV transformer and connections.	20.18	88	RS	Oct-20	Dec-42	2.57
	SS BLUMENAU - Installation of the 2nd Bar Reactor Bank 525 kV	23.70	150	SC	Jul-20	Dec-42	3.60
	SS AREIA - double bar arrangement and protective installation	10.26	-	-	Mar-21	Dec-42	1.78
	SS LONDRINA - Installation of the 1st and 2nd Bar Reactors Banks (Single-phase) 525 kV - 150 Mvar and connections	49.49	0	PR	Jul-20	Dec-42	7.53
	SS IJUÍ - Installations of the 3rd Transformer 230/69 kV	12.31	83	RS	Jul-20	Dec-42	1.60
	Concession contract 001/2015 (Several enterprises in RS)	***	4,781	RS	***	Mar-45	110.02
(*) The AAR of Substations is being informed jointly with the TLs, according to the concession contract.
** The AAR of the enterprises in Lot A of Aneel Auction 004/2014 (Concession 001/2015) is at historical acquisition price.

(***) Eletrosul, in November 2017,  with formal consent from Shanghai Electric, informed ANEEL the acceptance of all the conditions set out in ANEEL Order No. 3,577, dated 10/24/2017, which approves the Transfer Plan presented by ELETROSUL, pursuant to art. 4º-C of Law 9,074 / 1995, as an alternative to the extinction of the concession granted by Concession Contract No. 001/2015-ANEEL. After that, a Structural Agreement was signed between Eletrosul, Shanghai Eletric and the Clai Fund, which establishes the detailed conditions of the partnership for the feasibility of the projects linked to said Contract. Negotiations are in progress aiming the finalization of corporate documents that allow the procedures for the SPE opening by Shanghai Electric.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VI.2.2.2 Special Purpose Entities

VI.2.2.2.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Investment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Millions)
			Total	Realized
Transnorte Energia S.A.	Eng. Lechuga - Equador Equador - Boa Vista	Eletronorte (49%)	488.58 399,57	170.86 0.00	400.3 315.20	500	Apr-20	Jan-42	56.68 44.63
Belo Monte Transmissora de Energia SPE S.A.	Direct Current Transmission Line of ±800 kV Xingu - Estreito.	Eletronorte (24,5%)	2,747.00	2,747.00	2092	800	Dec-17	Jun-44	588.95
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	52.00	35.00	39	230	Sep-18	Jul-40	2.00
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias Araraquara II - Itatiba Araraquara II - Fernaão Dias	Furnas (49,9%)	2,453.50	1,535.03	399 207 241	500	Aug-2019 Feb-2019 Feb-2019	May-44	(2)
FORTIM - São Januário	TL Fortim - Russas II	Furnas (100%)	(1)	(1)	68	230	Nov-19	Jul-47	(2)
Fronteira Oeste Transmissora de Energia S.A. *	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, dual circuit	Eletrosul (51%)	118.6	23.35	199 36	230 230	Mar/19 Oct/19	Jan-44	7.85
Paraíso Transmissora de Energia S.A. **	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; TL sectioning Chapadão - Campo Grande 2 - C1 in SS Paraíso 2	Eletrosul (100%)	133.97	6.83	65 217 1	230	***	Mar-45	18.68
* Part of the venture is in operation. Reported investment (R$) total.

** The Company held a public call for the selection of companies interested in the acquisition of 100% (one hundred percent) of Eletrosul shares in SPE Paraíso Transmissora de Energia S.A. The Public Call resulted in the acceptance of JAAC Materiais e Serviços de Engenharia Ltda. For the business formalization , a specific instrument will be signed between Eletrosul and JAAC. The negotiation is conditioned to the approval of the competent bodies. Reference date of the planned investment: Nov / 2014.

*** Due to the non-interest of previous public callers, and in accordance with the Company's Business and Management Plan configuration, a new Public Call will be issued to select companies interested in acquiring the totality / participation in the Enterprise. AAR reference date: June/2014 and November/2014, respectively.

(1) The total investment of TL is contained in the total investment of the Fortim Wind Complex.
(2) There is no AAR because the equipments are exclusive to the generation plant.

VI.2.2.2.2 Substations
SPE	SS	Eletrobras Companies (%)	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Transnorte Energia S.A.	SS Boa Vista - CER	Eletronorte (49%)	100.14	100.14	RR	May-15	Jan-42	6.14
	SS Engenheiro Lechuga	Eletronorte (49%)	26.24	-	AM	Apr-20	Jan-42	8.29
	SS Equador	Eletronorte (49%)	111.44	-	RR	Apr-20	Jan-42	21.95
	SS Boa Vista	Eletronorte (49%)	100.24	-	RR	Apr-20	Jan-42	15.08
Belo Monte Transmissora de Energia SPE S.A.	Converter station CA/CC, ±800 kV, 4,000 MW, near SS 500 kV Xingu;	Eletronorte (24,5%)	1,335.00	-	PA	Dec-17	Jun-44	588.95
	Converter station CA/CC, ±800 kV, 3,850 MW, near SS 500 kV Estreito	Eletronorte (24,5%)	1,335.00	-	MG	Dec-17	Jun-44	588.95
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static compensator (-300,+300) Mvar;	Furnas (49,9%)	(3)	-	SP	Oct-18	May-44	-
	SS Itatiba 500 kV, Static compensator; (-300,+300) Mvar.	Furnas (49,9%)	(3)	-	SP	Jan-19	May-44	-
	SS 500/440 kV Fernão Dias 1.200 MVA - 1st transformer bank	Furnas (49,9%)	(3)	1,200	SP	Mar-19	-	-
	SS 500/440 kV Fernão Dias 2.400 MVA 2nd and 3rd Transformer banks	Furnas (49,9%)	(3)	2,400	SP	Mar-19	-	-
FORTIM - São Januário	SS Fortim	Furnas (100%)	(3)	140	DF	Nov-19	Jul-47	(2)
ETAU*	SS Lagoa Vermelha II Expansion- 50 Mvar	Holding (27,42%)	10272.68	-	RS	Sep-18	Dec-32	1.51
Fronteira Oeste Transmissora de Energia S.A. (1)	Pinhalzinho, in 230/138 kV (ATF1, ATF2 e ATF3); SS Maçarambá, Foz do Chapecó and Santo Angelo Expansions.	Eletrosul (51%)	24.56	-	SC/RS	May-19	Jan-44	2.21
Paraíso Transmissora de Energia S.A. **	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (27,42%)	72.23	300	MS	**	Mar-45	9.92

(1) Part of the entreprise is in operation. Reported investment (R$) total.

(2) Based on Article 2 of Ordinance No. 432 of July 17, 2012, it should not consider AAR for the enterprise. It should be noted: The authorized company has entire responsibility to install the WPP São Januário 'Restricted Interest Transmission System' made up of: an Elevating Substation, next to the Plant, and a 69 kV Transmission Line, connecting the Elevating Substation to the 69 kV bus of 'Coleção Aracati II Substation', result of the Public Call nº 01/2012-ANEEL, in accordance with the applicable norms and regulations.

(3) For SPEs that have TLs and SSs, the investment value is not segregated and is reported in section VI.2.2.2.1 Transmission Lines.

* The asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (EGM) held on 19 April, 2017.

** The Company held a public call for the selection of companies interested in the acquisition of 100% (one hundred percent) of Eletrosul shares in SPE Paraíso Transmissora de Energia S.A. The Public Call resulted in the acceptance of JAAC Materiais e Serviços de Engenharia Ltda. For the business formalization , a specific instrument will be signed between Eletrosul and JAAC. The negotiation is conditioned to the approval of the competent bodies. Reference date of the planned investment: Nov / 2014.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VII.	1.2 Transmission
VII.	1.2.1 Operational Asset
VII.	1.2.1.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.18 (R$ Million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Sectioning Cuiabá	Holding (49%)	193	230	Aug-05	Feb-34	45.96	1.57%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Holding (49,71%)	402	230	Sep-09	Mar-38	19.43	IPCA
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	Holding (49%)	348	500	Nov-11	Nov-39	51.53	2.86%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	559	500	Mar-13	Oct-38	96.30	2.86%
Norte Brasil Transmissora de Energia S.A.	Collecting Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2412	600	Nov-11	Feb-39	297.08	3.60%
Belo Monte Transmissora de Energia S/A - BMTE	SS Converter Xingu - SS Converter Estreito	Eletronorte (24,5)	2092	800	Dec-17	Jun-44	588.95	29.53%
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan-06	Feb-34	15.65	1.04%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Holding (37%)	695	500	May-08	Apr-36	134.64	2.78%
Interligação Elétrica do Madeira S.A.	TL Collector Porto Velho/ Araraquara II, CS	Chesf (24,5%) Furnas (24,5%)	2,375	600	Aug-13	Feb-39	300.41	2.86%
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov/15 Nov/15 Dec/15 Mar/16	Dec-41	90.04	1.03%
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	Oct/14 Oct/14 May/15 May/15	Oct-41	45.95	2.86%
Baguari Energia S.A.	HPP Baguari - SE Baguari	Furnas (15%)	2.5	230	Feb-10	Aug-41	(1)	-
Brasventos	TL Miassaba 3 - Açú 2	Holding (24,5%)	n/a	230	Feb-14	-	(1)	-
	TL Rei dos Ventos - Miassaba 3	Holding (24,5%)	n/a	230	Feb-14	-	(1)	-
Centroeste de Minas	Furnas – Pimenta II	Holding (49%)	62.7	345	Mar-10	Mar-35	18.14	IPCA
Enerpeixe S.A.	Peixe Angical – Peixe 2 TL Peixe Angical – Gurupi	Furnas (40%) Furnas (40%)	17 20	500	Apr-06	Nov-36	(1)	-
Goiás Transmissão S.A.	Rio Verde Norte – Trindade Trindade – Xavantes Trindade – Carajás	Furnas (49%)	187 37 30	500 230 230	dez/13 dez/13 ou/13	Jul-40	58.96	IPCA
MGE Transmissão S.A.	Mesquita - Viana 2 Viana 2 – Viana	Furnas (49%)	252 8	500 345	Jun-14	Jul-40	35.13	IPCA
Retiro Baixo Energética S.A.	HPP Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	Oct-10	Aug-41	(1)	IPCA
Serra do Facão Energia S.A.	HPP Serra do Facão – SS Celg de Catalão	Furnas (49,4737%)	32.00	138	Oct-10	Nov-36	(1)	IPCA
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	51.47	230	Apr-11	Apr-39	57.20	IPCA
	Quirinópolis - UTE Quirinópolis		33.95	138	May-11	Jun-25
	Quirinópolis - UTE Boavista		16.5	138	May-11	Jun-25
	Chapadão – Jataí		138.05	230	Dec-12	Apr-39
	Jataí – Mineiros		61.4	138	Dec-12	Jun-25
	Jataí - UTE Jataí		51.56	138	Dec-12	Jun-25
	Jataí - UTE Água Emendada		32.57	138	Dec-12	Jun-25
	Mineiros - Morro Vermelho		46.86	138	Dec-12	Jun-25
	Morro Vermelho - UTE Morro Vermelho		30.2	138	Dec-12	Jun-25
	Palmeiras – Edéia		58.57	230	May-13	Apr-39
	Edéia - UTE Tropical Bionenergia I		49	138	May-13	Jun-25
Companhia Transirapé de Transmissão (2)	Irapé – Araçuaí	Holding (24,5%)	65	230	May-07	Mar-37	34.54	IGPM
	Montes Claros – Irapé	Holding (24%)	138	345	Dec-05	Dec-35	42.54	IGPM
	Itutinga – Juiz de Fora	Holding (25%)	140	345	Feb-07	Feb-37	26.37	IGPM
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia Niquelândia - Barro Alto	Furnas (99%)	100 89	230	Sep/17 May/16	Sep/39 Nov/39	12.34	IPCA
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24,5%)	368.1	500	May-16	May-43	131.36	IPCA
	Rio das Éguas - Luziânia		346.2	500	Jul-16	May-43
	Barreiras II - Rio das Éguas		239.1	500	Jan-17	May-43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	69	230	Sep-16	May-44	4.09	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May-16	Oct-43	36.73	IPCA
	Brasília Sul - Brasília Geral	Furnas (39%)	13.5	230	May-17	Oct-43		IPCA
	Luziânia - Brasília Leste (C1)	Furnas (39%)	67	500	Feb-18	Oct-43		IPCA
	Luziânia - Brasília Leste (C2)	Furnas (39%)	67	500	Feb-18	Oct-43		IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	296.5	500	Dec-16	Aug-43	40.43	IPCA
Madeira Energia SA	TL Usina a SE elevadora	Furnas (39%)	10	500	Apr-06	Nov-36	(1)	-
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	Furnas (24,5%)	2092	800	Dec-17	Jun-44	588.95	-
Empresa de Energia São Manoel S.A.	TL SS São Manoel - SS Paranaíta	Furnas (33,33%)	40	500	Dec-17	Apr-49	(1)	-
Teles Pires Participações S.A.	TL HPP Teles Pires-SS Coletora Norte	Furnas (24,5)	7.5	500	Jun-11	Jun-46	(1)	-
Etau**	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Holding (27,42%)*	188	230	Jul-05	Dec-32	37.28	IGPM
Uirapuru**	Ivaiporã (PR) – Londrina (PR))	Holding (75%)*	120	525	Jul-06	Mar-35	1.33	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (100%)*	187	525	Feb-14	May-42	15.01	IPCA
	Itá – Nova Santa Rita	Eletrosul (100%)*	307	525	Aug-14		24.09	IPCA
	Nova Santa Rita – Camaquã	Eletrosul (100%)*	126	230	Dec-14		5.85	IPCA
	Camaquã - Povo Novo - Quinta	Eletrosul (100%)*	168	230	Dec-14		6.81	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)*	152	525	Dec-14	Aug-42	17.29	IPCA
	Nova santa Rita – Povo Novo, CS		268	525	Apr-15		29.88
	Marmeleiro – Santa Vitória do Palmar		48	525	Dec-14		5.53
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Sectioning TL Alegrete 1 - Santa Maria 1	Eletrosul (51%)*	1.95	138	May-16	Jan-44	***	IPCA
	TL Foz do Chapecó - Pinhalzinho 2 (C1)	Eletrosul (51%)*	36	230	Feb-18	Jan-44	1.41	IPCA
* According to Aneel Resolution nº 2,258 / 2017.
** The Asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (AGE) on April 19, 2017.
*** AAR included in SS Santa Maria 3.
(1) There is no AAR because equipments are of the generating plant restricted interest.
(2) Entreprise will be transferred to Eletrobras after approval by the responsible sectoral entities and the financing agents.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VII.1.1.2 Energy Sold
SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q18		2Q18		3Q18
				R$ million	MWh	R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	68.51	326,140	65.98	311,396	68.10	316,356
Amapari Energia S.A. (1)	Eletronorte (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Holding (49%)	Eletrobras System	A	7.97	32,736	6.96	28,601	14.43	56,756
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Holding (49%)	Eletrobras System	A	6.80	27,788	5.59	22,849	11.34	44,390
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Holding (49%)	Eletrobras System	A	6.74	27,490	6.49	26,462	13.01	50,850
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	47.10	371,394	49.51	390,721	52.34	409,434
			B	84.17	411,552	85.06	415,933	100.39	492,516
		Others	A	383.13	3,013,577	365.23	2,850,561	371.72	2,869,831
			B	149.88	770,400	178.00	913,143	177.73	917,329
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	845.90	6,945,645	835.52	6,798,243	856.87	6,884,850
			B	147.69	943,342	373.31	1,504,111	544.34	1,843,334
Pedra Branca S.A.	Holding (49%)	Eletrobras System	A	3.15	14,872	3.15	15,037	3.15	15,202
			B	-	-	-	-	-	-
		Others	A	2.43	11,480	2.43	11,608	2.43	11,735
			B	-	-	-	-	-	-
São Pedro do Lago S.A.	Holding (49%)	Eletrobras System	A	3.41	16,091	3.41	16,269	3.41	16,448
			B	-	-	-	-	-	-
		Others	A	2.63	12,421	2.63	12,559	2.63	12,697
			B	-	-	-	-	-	-
Sete Gameleiras S.A.	Holding (49%)	Eletrobras System	A	3.23	15,237	3.23	15,407	3.23	15,576
			B	-	-	-	-	-	-
		Others	A	2.49	11,763	2.49	11,893	2.49	12,024
			B	-	-	-	-	-	-
Baraúnas I Energética S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	4.03	26,352	4.03	26,645	4.04	26,938
			B	-	-	-	-	-	-
Mussambê Energética S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.77	24,624	3.77	24,898	3.78	25,171
			B	-	-	-	-	-	-
Morro Branco I Energética S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	4.13	27,000	4.13	27,300	4.14	27,600
			B	-	-	-	-	-	-
Banda de Couro Energética S.A.	Holding (1,7%)	Eletrobras System	A	0.17	1,035	0.17	1,046	0.17	1,058
			B	-	-	-	-	-	-
		Others	A	4.24	25,965	4.24	26,254	4.24	26,542
			B	-	-	-	-	-	-
Baraúnas II Energética S.A.	Holding (1,5%)	Eletrobras System	A	0.11	646	0.11	653	0.11	660
			B	0.37	2,275	0.41	2,519	0.58	3,580
		Others	A	2.66	16,202	2.66	16,382	2.66	16,562
			B	0.38	2,369	0.42	2,614	0.60	3,720
V. de Santa Joana IX Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	3.56	28,525	3.56	28,829	3.56	29,146
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	3.79	29,390	3.79	29,702	3.79	30,029
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	3.49	30,470	3.49	30,794	3.49	31,133
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XII Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.52	33,063	4.52	33,415	4.52	33,782
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XIII Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	3.66	28,957	3.66	29,266	3.66	29,587
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.32	32,415	4.32	32,760	4.32	33,120
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XVI Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.29	33,063	4.29	33,415	4.29	33,782
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana I Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	5.48	31,767	5.53	32,105	5.53	32,458
			B	-	-	-	-	-	-
		Others	A	-	-	0.05	2,500	0.05	-
			B	-	-	-	-	-	-
V. de Santa Joana III Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.22	28,957	4.27	29,266	4.27	29,587
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana IV Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	5.28	30,686	5.34	31,013	5.34	31,354
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana V Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	4.91	30,470	4.96	30,794	4.96	31,133
			B	-	-	-	-	-	-
		Others	A	-	-	0.52	14,079	0.52	-
			B	-	-	-	-	-	-
V. de Santa Joana VII Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	5.51	31,983	5.56	32,323	5.56	32,678
			B	-	-	-	-	-	-
		Others	A	-	-	0.02	720	0.02	-
			B	-	-	-	-	-	-
V. de Santo Augusto IV Energia Renováveis S.A. (2)	Holding (49%)	Eletrobras System	A	5.11	33,279	5.17	33,634	5.17	34,003
			B	-	-	-	-	-	-
		Others	A	-	-	0.02	720	0.02	-
			B	-	-	-	-	-	-
U.E.E. Caiçara I S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.84	29,173	4.73	29,484	4.78	29,808
			B	0.06	300	0.03	52	1.45	2,938
U.E.E. Caiçara II S.A.	Holding (49%)	Eletrobras System	A	0.00	0.00	0.00	0.00	-	-
			B	0.00	0.00	0.00	0.00	-	-
		Others	A	2.90	20,097.30	3.26	20,317.75	3.29	20,536.56
			B	0.00	0.00	0.00	0.00	0.00	0.00
U.E.E. Junco I S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.42	26,148	4.27	26,431	4.32	26,717
			B	-	-	-	-	0.76	1,533
U.E.E. Junco II S.A	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.14	24,635	4.00	24,900	4.05	25,171
			B	0.10	500	-	-	1.85	3,738
Eólica Serra das Vacas I S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	5.70	24,816	5.87	25,719	9.62	39,617
Eólica Serra das Vacas II S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	4.96	21,724	5.24	22,833	8.69	37,090
Eólica Serra das Vacas III S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	5.21	23,227	5.18	23,715	8.54	32,480
Eólica Serra das Vacas IV S.A.	Holding (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	5.23	22,778	5.48	23,829	8.55	34,958
Cia. Energética Sinop S.A.	Chesf (24.5%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	16.50	183,473	19.11	93,226	58.61	285,892
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	424.88	1,754	1,726.22	10,780	1,744,211.56	10,981
			B	45,751.12	270,820	83,626.18	466,630	88,625,791.36	521,429
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.33	2	-	-	0.34	1,569
			B	-	-	-	-	-	-
		Others	A	17,688.00	82,898	-	-	18,089.00	80,015
			B	-	-	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	17.78	80,811	17.10	76,949	17.18	76,315
			B	0.49	2,161	5.00	2,184	0.50	2,208
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	224.90	943,283	150.68	627,992	74.47	365,087
			B	-	-	-	-	-	-
Serra do Facão Energia S.A.	Furnas (49,5%)	Eletrobras System	A	1.71	7,229.00	1.68	7,117.77	1.78	7,561.59
			B	-	-	-	-	-	-
		Others	A	63.32	261,407.00	59.22	249,020.00	60.95	253,000.84
			B	35.68	149,109.00	32.96	137,736.00	30.15	126,000.00
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	Eletrobras System	A	9,606.35	108,166	9,275.30	104,436	9,318.71	104,129
			B	54,125.36	359,211	55,408.88	363,034	56,017.76	367,024
		Others	A	97,410,494.01	1,110,257	90,275.40	1,069,614	98,042.00	1,083,903
			B	56,334.56	373,873	57,670.46	377,852	58,806.00	383,046
Madeira Energia S.A.	Furnas (39%)	Eletrobras System	A	17.07	120,981	16.73	118,587	17.49	123,807
			B	-	-	-	-	-	-
		Others	A	390.20	3,385,717	369.25	3,461,513	378.48	2,639,650
			B	464.46	2,192,500	442.89	2,178,519	439.05	2,068,522
Eólica Livramento S.A.	Eletrosul (78%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	4.73	20,997	4.93	22,345	9.76	28,007
Santa Vitória do Palmar S.A. *	Holding (78%) (3)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	48.13	209,077	50.18	216,821	60.77	225,721
Eólica –Chuí Holding S.A. *	Holding (78%) (3)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	26.30	114,721	26.84	116,035	32.13	117,291
Hermenegildo I S.A. **	Holding (99,99%) (3)	Eletrobras System	A	-	-	-	-	-	-
			B	9.36	43,168.51	9.72	41,980.47	11.55	52,159.30
		Others	A	-	-	-	-	-	-
			B	1.88	8,817.30	2.79	11,127.08	0.82	1,625.72
Hermenegildo II S.A. **	Holding (99,99%) (3)	Eletrobras System	A	-	-	-	-	-	-
			B	8.43	38,619.25	8.91	39,530.76	12.27	52,006.51
		Others	A	-	-	-	-	-	-
			B	2.91	13,835.73	3.59	14,297.31	1.10	2,192.61
Hermenegildo III S.A. **	Holding (99,99%) (3)	Eletrobras System	A	-	-	-	-	-	-
			B	7.17	32,851.17	7.98	35,159.39	10.06	42,895.72
		Others	A	-	-	-	-	-	-
			B	2.27	10,754.70	2.25	9,707.19	0.69	1,370.62
Chuí IX S.A. **	Holding (99,99%) (3)	Eletrobras System	A	-	-	-	-	-	-
			B	2.70	12,536.14	2.62	11,641.09	3.67	15,539.71
		Others	A	-	-	-	-	-	-
			B	0.62	2,903.28	0.98	4,108.41	0.22	429.60

(1)  The plant is out of operation since  07.04.2014. The Data Collection System - SCD has been disabled. About SPC AMAPARI we reiterate that there was no change from last quarter. Source: ENGO/Eletronorte.

(2) The SPE informs that there is no energy purchased for resale. There is no need to replace non-produced energy. If below 90% of the energy sold at the end of the 1-year cycle, there is a penalty.

(3) On December 29, 2017, Eletrosul concluded the process of transferring the equity interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned operation represents one of the stages PNDG (Business and Management  Master Plan)  2018-2022. The transfer of assets to Eletrobras aims to promote the settlement of debts of this company with Eletrobras and decrease its financial leverage. These shareholdings, later and according to ongoing evaluations, may be sold by Eletrobras, jointly or separately.

* There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A.
**(On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VII.1.1.3 Average Rate – R$/MWh
SPE	Eletrobras Companies (%)	1Q18	2Q18	3Q18
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	210.20	212.11	214.63
Amapari Energia S.A.	Eletronorte (49%)	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Holding (49%)	243.52	243.52	254.21
Brasventos Eolo Geradora de Energia S.A.	Holding (49%)	244.64	244.64	255.38
Rei dos Ventos 3 Geradora de Energia S.A.	Holding (49%)	245.12	245.12	255.88
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	145.43	148.29	149.75
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	125.95	127.56	129.27
Pedra Branca S.A.	Holding (49%)	208.81	208.81	208.81
São Pedro do Lago S.A.	Holding (49%)	208.81	208.81	208.81
Sete Gameleiras S.A.	Holding (49%)	208.81	208.81	208.81
Baraúnas I Energética S.A.	Holding (49%)	150.83	150.83	151.21
Mussambê Energética S.A.	Holding (49%)	150.83	150.83	151.21
Morro Branco I Energética S.A.	Holding (49%)	150.83	150.83	151.21
Banda de Couro Energética S.A.	Holding (1,7%)	161.17	161.17	161.17
Baraúnas II Energética S.A.	Holding (1,5%)	162.15	162.15	162.15
V. de Santa Joana IX Energia Renováveis S.A.	Holding (49%)	143.22	143.22	143.22
V. de Santa Joana X Energia Renováveis S.A.	Holding (49%)	143.22	143.22	143.22
V. de Santa Joana XI Energia Renováveis S.A.	Holding (49%)	143.22	143.22	143.22
V. de Santa Joana XII Energia Renováveis S.A.	Holding (49%)	143.22	143.22	143.22
V. de Santa Joana XIII Energia Renováveis S.A.	Holding (49%)	143.22	143.22	143.22
V. de Santa Joana XV Energia Renováveis S.A.	Holding (49%)	143.22	143.22	143.22
V. de Santa Joana XVI Energia Renováveis S.A.	Holding (49%)	143.22	143.22	143.22
V. de Santa Joana I Energia Renováveis S.A.	Holding (49%)	172.38	172.38	172.38
V. de Santa Joana III Energia Renováveis S.A.	Holding (49%)	171.89	171.89	171.89
V. de Santa Joana IV Energia Renováveis S.A.	Holding (49%)	172.14	172.14	172.14
V. de Santa Joana V Energia Renováveis S.A.	Holding (49%)	172.10	172.10	172.10
V. de Santa Joana VII Energia Renováveis S.A.	Holding (49%)	172.13	172.13	172.13
V. de Santo Augusto IV Energia Renováveis S.A.	Holding (49%)	170.34	170.34	170.34
U.E.E. Caiçara I S.A.	Holding (49%)	160.49	160.49	160.49
U.E.E. Caiçara II S.A.	Holding (49%)	160.44	160.44	160.44
U.E.E. Junco I S.A.	Holding (49%)	161.63	161.63	161.63
U.E.E. Junco II S.A	Holding (49%)	160.80	160.80	160.80
Eólica Serra das Vacas I S.A.	Holding (49%)	229.54	228.38	242.76
Eólica Serra das Vacas II S.A.	Holding (49%)	229.54	229.69	234.36
Eólica Serra das Vacas III S.A.	Holding (49%)	229.54	218.61	262.87
Eólica Serra das Vacas IV S.A.	Holding (49%)	229.54	230.18	244.53
Cia Energética Sinop	Chesf (xx%)	90.26	205.00	205.00
Enerpeixe S.A.	Furnas (40%)	173.11	177.47	169.74
Baguari Geração de Energia S.A.	Furnas (15%)	213.42	220.71	225.93
Retiro Baixo Energética S.A.	Furnas (49%)	220.21	220.21	225.12
Foz de Chapecó Energia S.A.	Furnas (40%)	227.78	227.78	233.65
Serra do Facão Energia S.A.	Furnas (49,5%)	236.99	236.99	240.31
Madeira Energia S.A.	Furnas (39%)	171.27	171.30	172.81
Tijoá Participações e Investimentos S.A.(1)	Furnas	-	-	-
Teles Pires Participações S.A.	Furnas (49,9%)	106.96	112.47	114.64
Empresa de Energia São Manoel S.A.	Furnas	83.49	83.49	83.49
Eólica Livramento S.A.	Eletrosul (78%)	225.38	220.66	348.46
Santa Vitória do Palmar S.A.	Holding (78,0%)	230.19	231.43	269.21
Eólica –Chuí Holding S.A.	Holding (79,0%)	229.25	231.30	273.90
Hermenegildo I S.A.	Holding (99,99%)	216.12	235.68	230.01
Hermenegildo II S.A.	Holding (99,99%)	216.12	232.21	246.73
Hermenegildo III S.A.	Holding (99,99%)	216.49	227.94	242.83
Chuí IX S.A.	Holding (99,99%)	214.61	228.13	243.10
(1) Tijoá operates the HPP Três Irmãos under the Special Administration Regime (Law no. 12,783 / 2013).

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VII.1.2 Transmission
VII.1.2.1 Operational Asset
VII.1.2.1.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.18 (R$ Million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Sectioning Cuiabá	Holding (49%)	193	230	Aug-05	Feb-34	45.96	1.57%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Holding (49,71%)	402	230	Sep-09	Mar-38	19.43	IPCA
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	Holding (49%)	348	500	Nov-11	Nov-39	51.53	2.86%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	559	500	Mar-13	Oct-38	96.30	2.86%
Norte Brasil Transmissora de Energia S.A.	Collecting Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2412	600	Nov-11	Feb-39	297.08	3.60%
Belo Monte Transmissora de Energia S/A - BMTE	SS Converter Xingu - SS Converter Estreito	Eletronorte (24,5)	2092	800	Dec-17	Jun-44	588.95	29.53%
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan-06	Feb-34	15.65	1.04%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Holding (37%)	695	500	May-08	Apr-36	134.64	2.78%
Interligação Elétrica do Madeira S.A.	TL Collector Porto Velho/ Araraquara II, CS	Chesf (24,5%) Furnas (24,5%)	2,375	600	Aug-13	Feb-39	300.41	2.86%
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov/15 Nov/15 Dec/15 Mar/16	Dec-41	90.04	1.03%
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	Oct/14 Oct/14 May/15 May/15	Oct-41	45.95	2.86%
Baguari Energia S.A.	HPP Baguari - SE Baguari	Furnas (15%)	2.5	230	Feb-10	Aug-41	(1)	-
Brasventos	TL Miassaba 3 - Açú 2	Holding (24,5%)	n/a	230	Feb-14	-	(1)	-
	TL Rei dos Ventos - Miassaba 3	Holding (24,5%)	n/a	230	Feb-14	-	(1)	-
Centroeste de Minas	Furnas – Pimenta II	Holding (49%)	62.7	345	Mar-10	Mar-35	18.14	IPCA
Enerpeixe S.A.	Peixe Angical – Peixe 2 TL Peixe Angical – Gurupi	Furnas (40%) Furnas (40%)	17 20	500	Apr-06	Nov-36	(1)	-
Goiás Transmissão S.A.	Rio Verde Norte – Trindade Trindade – Xavantes Trindade – Carajás	Furnas (49%)	187 37 30	500 230 230	dez/13 dez/13 ou/13	Jul-40	58.96	IPCA
MGE Transmissão S.A.	Mesquita - Viana 2 Viana 2 – Viana	Furnas (49%)	252 8	500 345	Jun-14	Jul-40	35.13	IPCA
Retiro Baixo Energética S.A.	HPP Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	Oct-10	Aug-41	(1)	IPCA
Serra do Facão Energia S.A.	HPP Serra do Facão – SS Celg de Catalão	Furnas (49,4737%)	32.00	138	Oct-10	Nov-36	(1)	IPCA
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	51.47	230	Apr-11	Apr-39	57.20	IPCA
	Quirinópolis - UTE Quirinópolis		33.95	138	May-11	Jun-25
	Quirinópolis - UTE Boavista		16.5	138	May-11	Jun-25
	Chapadão – Jataí		138.05	230	Dec-12	Apr-39
	Jataí – Mineiros		61.4	138	Dec-12	Jun-25
	Jataí - UTE Jataí		51.56	138	Dec-12	Jun-25
	Jataí - UTE Água Emendada		32.57	138	Dec-12	Jun-25
	Mineiros - Morro Vermelho		46.86	138	Dec-12	Jun-25
	Morro Vermelho - UTE Morro Vermelho		30.2	138	Dec-12	Jun-25
	Palmeiras – Edéia		58.57	230	May-13	Apr-39
	Edéia - UTE Tropical Bionenergia I		49	138	May-13	Jun-25
Companhia Transirapé de Transmissão (2)	Irapé – Araçuaí	Holding (24,5%)	65	230	May-07	Mar-37	34.54	IGPM
	Montes Claros – Irapé	Holding (24%)	138	345	Dec-05	Dec-35	42.54	IGPM
	Itutinga – Juiz de Fora	Holding (25%)	140	345	Feb-07	Feb-37	26.37	IGPM
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia Niquelândia - Barro Alto	Furnas (99%)	100 89	230	Sep/17 May/16	Sep/39 Nov/39	12.34	IPCA
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24,5%)	368.1	500	May-16	May-43	131.36	IPCA
	Rio das Éguas - Luziânia		346.2	500	Jul-16	May-43
	Barreiras II - Rio das Éguas		239.1	500	Jan-17	May-43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	69	230	Sep-16	May-44	4.09	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May-16	Oct-43	36.73	IPCA
	Brasília Sul - Brasília Geral	Furnas (39%)	13.5	230	May-17	Oct-43		IPCA
	Luziânia - Brasília Leste (C1)	Furnas (39%)	67	500	Feb-18	Oct-43		IPCA
	Luziânia - Brasília Leste (C2)	Furnas (39%)	67	500	Feb-18	Oct-43		IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	296.5	500	Dec-16	Aug-43	40.43	IPCA
Madeira Energia SA	TL Usina a SE elevadora	Furnas (39%)	10	500	Apr-06	Nov-36	(1)	-
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	Furnas (24,5%)	2092	800	Dec-17	Jun-44	588.95	-
Empresa de Energia São Manoel S.A.	TL SS São Manoel - SS Paranaíta	Furnas (33,33%)	40	500	Dec-17	Apr-49	(1)	-
Teles Pires Participações S.A.	TL HPP Teles Pires-SS Coletora Norte	Furnas (24,5)	7.5	500	Jun-11	Jun-46	(1)	-
Etau**	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Holding (27,42%)*	188	230	Jul-05	Dec-32	37.28	IGPM
Uirapuru**	Ivaiporã (PR) – Londrina (PR))	Holding (75%)*	120	525	Jul-06	Mar-35	1.33	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (100%)*	187	525	Feb-14	May-42	15.01	IPCA
	Itá – Nova Santa Rita	Eletrosul (100%)*	307	525	Aug-14		24.09	IPCA
	Nova Santa Rita – Camaquã	Eletrosul (100%)*	126	230	Dec-14		5.85	IPCA
	Camaquã - Povo Novo - Quinta	Eletrosul (100%)*	168	230	Dec-14		6.81	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)*	152	525	Dec-14	Aug-42	17.29	IPCA
	Nova santa Rita – Povo Novo, CS		268	525	Apr-15		29.88
	Marmeleiro – Santa Vitória do Palmar		48	525	Dec-14		5.53
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Sectioning TL Alegrete 1 - Santa Maria 1	Eletrosul (51%)*	1.95	138	May-16	Jan-44	***	IPCA
	TL Foz do Chapecó - Pinhalzinho 2 (C1)	Eletrosul (51%)*	36	230	Feb-18	Jan-44	1.41	IPCA
* According to Aneel Resolution nº 2,258 / 2017.
** The Asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (AGE) on April 19, 2017.
*** AAR included in SS Santa Maria 3.
(1) There is no AAR because equipments are of the generating plant restricted interest.
(2) Entreprise will be transferred to Eletrobras after approval by the responsible sectoral entities and the financing agents.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VII.1.2.1.2 Substations
SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 09.30.18 (R$ million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Seccionadora Cuiabá	Holding (49%)	n/a	Aug-05	Feb-34	3.50	1.57%
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Holding (49,71%)	300 100	Sep-09	Mar-38	6.78	IPCA
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Holding (30%)	150 1800	Mar-13	Oct-38	81.46	2.86%
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Holding (37%)	-	May-08	Apr-36	134.64	2.78%
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Holding (49%)	750	Nov-11	Nov-39	*	2.86%
Belo Monte Transmissora de Energia S/A - BMTE	SS Conversora Xingu SS Conversora Estreito	Eletronorte (24,5%) Furnas (24,5%)	4000 3850	Dec-17	Jun-44	(3)	29.53%
Interligação Elétrica do Madeira S.A.	Rectifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24,5%) Furnas (24,5%)	3832 3632	May-14	Feb-39	259.62	2.86%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 Kv	Chesf (49%)	3600 450	Oct-13	Jul-40	27.04	1.03%
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1500	Nov-15 Dec-15	Dec-41	*	1.03%
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	1.800 900 1.200	Oct-14 Oct-14 May-15	Oct-41	16.20	2.86%
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Holding (49%)	450	Jun-14	May-42	**	IPCA
	SS Niquelândia	Holding (49%)	30	Aug-15	May-42	**	IPCA
Caldas Novas Transmissão S.A. (1)	Ampliação da SE Corfumbá	Furnas (49%)	150	Jul-13	Jun-41	3.91	IPCA
Baguari Energia S.A.	SS da Usina de Baguari	Furnas (15%)	155.6	Aug-06	Aug-41	(2)	-
Enerpeixe S.A.	SS da Usina de Peixe Angical	Furnas (40%)	525	Nov-01	Nov-36	(2)	-
Teles Pires Participações S.A.	SS UHE Teles Pires (6)	Furnas (24,5%)	-	Jun-11	Jun-46	(2)	-
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1200	Nov-13	Jul-40	(3)	-
Madeira Energia S.A.	SS da Usina de Santo Antônio	Furnas (39%)	3630	Aug-07	Jun-43	(2)	-
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug-14	Jul-40	(3)	-
Retiro Baixo Energética S.A.	SS da Usina de Retiro Baixo	Furnas (49%)	100	Aug-06	Aug-41	(2)	-
Serra do Facão Energia S.A.	SS da Usina de Serra do Facão	Furnas (49,5%)	236.4	Nov-01	Nov-36	(2)	-
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb-12	Jun-25	(3)	-
	Jataí		450	Dec-12	Jun-25	(3)	-
	Mineiros		0	Dec-12	Jun-25	(3)	-
	Morro Vermelho		0	Dec-12	Jun-25	(3)	-
	Quirinópolis		225	Apr-11	Jun-25	(3)	-
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	1200	Aug-12	Nov-39	20.37	-
Interligação Elétrica do Madeira S.A.	Estação Retificadora CA/CC de 500 kV para +/- 600 kV	Furnas (24,5%)	3832	May-14	Feb-39	259.62	IPCA
	Estação Inversora CC/CA de +/- 600 kV para 500 kV		3608	May-14	Feb-39	259.62	IPCA
Companhia Transleste de Transmissão (9)	SS Irapé	Holding (24%)	525	Dec-06	Feb-34	(3)	-
Companhia Transirapé de Transmissão (9)	SS Araçuaí 2	Holding (24,5%)	2 x 225	May-07	May-37	(3)	-
Companhia Transirapé de Transmissão (9)	SE Irapé	Holding (24,5%)	2 x 225	May-07	May-37	-	-
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II (4)	Furnas (49%)	-	Dec-16	Aug-43	(3)	-
	SS Assis (5)		-	Dec-16	Aug-43	(3)	-
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste 500/138 kV	Furnas (39%)	1260	Feb-18	Oct-43	-	-
Empresa de Energia São Manoel S.A.	SS da Usina São Manoel SS Paranaíta	Furnas (33,33%)	-	Dec-17	Apr-49	(2)	-
Etau (7)	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Line Input; Expansion Lagoa Vermelha 2 230/138KV	Holding (27,42%)	150 - - 150	Apr-05 Jul-05 Jul-05 Oct-16	Dec-32	11,55**	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Expansion SS 525 KV Salto Santiago; Expansion SS 525 kV Itá; Expansion SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Expansion SS 230 kV Quinta	Eletrosul (100%)	- - - 166 -	Fev-14 Aug-14 Aug-14 Dec-14 Dec/14	May-42	11,55**	IPCA
Costa Oeste (8)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul-14	Jan-42	n/a	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo 525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV - Synchronous Compensator ±200 Mvar; Expansion SS Nova Santa Rita 525kV.	Eletrosul (51%)	672 672 75 - -	Jan-18 Dec-14 Dec-14 Dec-14 Apr-15	Aug-42	61,06**	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun-15	May-42	n/a	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Substation Pinhalzinho 2 Expansion SS Santa Maria 3, 230/138 kV	Eletrosul (51%)	450 166	Feb-18 May-16	Jan-44	10,37**	IPCA
(1) This venture is an expansion of SS Corumbá.
(2) There is no AAR because equipments are of the generating plant restricted interest.
(3) Remuneration is included in the AAR of the TL.
(4) 4 single phase reactors of 45,3 MVAr each.
(5) 7 single phase reactors of 45,3 MVAr each.
(6) SS with no transformation capacity (Transmission line switching only)

(7) Line entries and inscriptions associated with Campos Novos - Santa Marta TL located at the substations. The asset will be transferred to Eletrobras, as approved on April 19, 2017, at the 147th Extraordinary General Meeting (AGE).

(8) Commercial operation by sharing with Copel (TL Caiuá).
(9) Entreprise will be transferred to Eletrobras after approval by the responsible sectoral entities and the financing agents. Auction expected to be held on June 7, 2018.
(*) The amount of the active AAR of the Substations is informed together with the Transmission Line.
(**) According to Aneel Resolution nº 2,258 / 2017

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

VII.2 Financing and Loans – R$ million
SPE	Eletrobras Companies (%)	BNDES - Brazilian Development Bank (a)								Other Creditors (b)								Total (a+b)
		2018	2019	2020	2021	2022	2023	2024	After 2024	2018	2019	2020	2021	2022	2023	2024	After 2024
Belo Monte Transmissora de Energia S.A	Eletronorte (24,5%)	1,759.08	1,646.15	1,629.74	1,636.66	1,620.27	1,626.29	1,610.70	4,255.16	1,558.75	1,524.86	1,480.69	1,424.53	1,357.41	1,275.29	1,179.64	1,922.23	27,507.46
	Furnas (24,5%)
Energética Águas da Pedra S.A.	Eletronorte (24,5%)	8.60	34.38	34.38	34.38	34.38	34.38	34.38	106.00	-	-	-	-	-	-	-	-	320.88
	Chesf (24,5%)
Norte Brasil Transmissora de Energia S.A. (1)	Eletronorte (49%)	78.33	72.75	72.47	72.11	71.64	71.03	-	-	146.70	136.41	126.13	115.84	105.55	95.27	-	-	1,164.23
Manaus Transmissora de Energia S.A.	Holding (49,5%)	8.58	33.80	32.28	32.28	32.28	32.28	32.28	32.28	5.98	40.21	37.73	37.73	37.73	37.73	37.73	37.73	508.63
Transmissora Matogrossense de Energia S.A.	Holding (49%)	1.78	6.44	6.44	6.44	6.44	6.44	6.44	9.17	2.03	6.15	6.15	6.15	6.15	6.15	6.15	25.64	114.17
Brasventos Eolo Geradora de Energia S.A.	Holding (49%)	17.28	16.54	15.81	15.08	14.34	13.61	12.88	53.38	-	-	-	-	-	-	-	-	158.92
Brasventos Miassaba 3 Geradora de Energia S.A.	Holding (49%)	17.35	16.59	15.84	15.08	14.33	13.58	12.82	52.81	-	-	-	-	-	-	-	-	158.40
Rei dos Ventos 3 Geradora de Energia S.A.	Holding (49%)	18.21	17.44	16.66	15.89	15.12	14.34	13.57	56.26	-	-	-	-	-	-	-	-	167.49
Norte Energia S.A.(*)	Eletronorte (19,98%)	304.67	1,286.61	1,486.93	1,493.31	1,499.70	1,506.08	1,512.48	7,146.88	229.37	976.38	1,149.61	1,155.92	1,162.24	1,168.55	1,174.88	4,515.15	27,768.75
	Chesf (15%)
	Eletrobras Holding (15%)
Companhia Energética Sinop S.A.	Eletronorte (24,5%)	24.66	49.57	49.57	49.57	49.57	49.57	49.57	669.18	-	6.04	0.60	2.26	5.65	9.20	13.42	204.52	1,232.95
	Chesf (24,5%)
Integração Transmissora de Energia S.A	Holding (49%)	7.96	31.83	26.30	-	-	-	-	-	-	-	-	-	-	-	-	-	66.09
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-	-	-	5.49	22.53	23.71	18.25	13.50	14.37	6.97	-	104.82
Interligação Elétrica do Madeira S.A.	Chesf (24,5%)	29.20	116.90	116.90	116.90	113.60	96.50	96.50	460.30	42.90	70.70	74.90	79.10	79.10	83.30	116.70	135.70	1,829.20
	Furnas (24,5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	8.80	32.75	32.75	32.75	32.75	27.99	18.46	73.84	-	-	-	-	-	-	-	-	260.09
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-	-	-	1.00	4.00	5.00	6.00	7.00	8.00	10.00	118.00	159.00
ESBR Participações S.A.	Chesf (20%)	85.75	350.08	350.08	350.08	350.08	350.08	350.08	3,263.11	87.30	349.21	349.21	349.21	349.21	349.21	349.21	3,321.55	10,953.45
	Eletrosul (20%)
São Pedro do Lago S.A.	Holding (49%)	1.30	5.20	5.20	5.20	5.20	5.20	5.20	25.57	-	-	-	-	-	-	-	-	58.07
Pedra Branca S.A.	Holding (49%)	1.25	5.00	5.00	5.00	5.00	5.00	5.00	24.61	-	-	-	-	-	-	-	-	55.86
Sete Gameleiras S.A.	Holding (49%)	1.26	5.06	5.06	5.06	5.06	5.06	5.06	24.44	-	-	-	-	-	-	-	-	56.06
Baraúnas I Energética S.A.	Holding (49%)	1.24	4.96	4.96	4.96	4.96	4.96	4.96	36.41	-	-	-	-	-	-	-	-	67.41
Morro Branco I Energética S.A.	Holding (49%)	1.26	5.03	5.03	5.03	5.03	5.03	5.03	39.61	-	-	-	-	-	-	-	-	71.05
Mussambê Energética S.A.	Holding (49%)	1.15	4.59	4.59	4.59	4.59	4.59	4.59	32.89	-	-	-	-	-	-	-	-	61.58
Chapada do Piauí I Holding (2)	Holding (49%)	23.92	23.54	25.82	28.28	30.94	33.78	36.91	352.28	-	0.09	0.43	0.26	0.09	6.07	8.68	70.59	641.68
Chapada do Piauí II Holding (3)	Holding (49%)	23.12	36.96	37.26	37.56	37.86	38.14	38.43	266.07	-	-	-	-	-	-	-	-	515.40
Eólica Serra das Vacas I S.A.	Holding (49%)	73.13	70.19	67.24	64.04	60.57	56.80	52.72	48.29	-	-	-	-	-	-	-	-	492.98
Eólica Serra das Vacas II S.A.	Holding (49%)	65.97	63.51	60.84	57.94	54.80	51.40	47.70	43.70	-	-	-	-	-	-	-	-	445.86
Eólica Serra das Vacas III S.A.	Holding (49%)	65.97	63.51	60.84	57.94	54.80	51.40	47.70	43.70	-	-	-	-	-	-	-	-	445.86
Eólica Serra das Vacas IV S.A.	Holding (49%)	65.97	63.51	60.84	57.94	54.80	51.40	47.70	43.70	-	-	-	-	-	-	-	-	445.86
Vamcruz I	Holding (49%)	39.06	38.65	37.41	36.09	34.75	33.40	32.09	196.31	-	-	-	-	-	-	-	-	447.76
Baraúnas II Energética S.A.	Holding (1,6%)	0.83	3.31	3.31	3.31	3.31	3.31	3.31	25.93	-	1.87	1.69	1.80	1.80	1.69	0.93	0.79	57.19
Banda de Couro Energética S.A	Holding (1,8%)	1.15	4.61	4.61	4.61	4.61	4.61	4.61	36.12	-	2.36	1.93	2.10	1.93	1.58	2.10	5.52	82.45
Extremoz Transmissora do Nordeste –ETN S.A.	Chesf (100%)	-	-	-	-	-	-	-	-	-	8.19	8.56	9.95	13.52	18.48	20.45	76.13	155.28
Foz do Chapecó	Furnas (40%)	240.22	228.41	217.35	206.01	194.66	183.31	172.15	-	-	-	-	-	-	-	-	-	1,442.11
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	-	227.57	212.39	133.26	124.39	114.48	-	-	-	812.09
Santo Antônio	Furnas (39%)	1,512.89	1,583.82	1,583.32	-	-	-	-	-	137.04	141.89	202.51	-	-	-	-	-	5,161.47
Teles Pires	Furnas (24,5%)	106.81	333.93	341.26	330.65	320.43	310.92	299.23	-	51.42	104.38	115.53	119.70	120.31	113.80	108.36	-	2,776.73
	Eletrosul (24,72%)
Centro Oeste de Minas	Holding (49%)	3,026.10	3,084.87	3,151.83	3,139.66	3,094.00	664.05	-	-	-	-	-	-	-	-	-	-	16,160.50
Serra do Facão	Furnas (49,5%)	69.00	64.74	62.45	59.01	55.57	52.12	48.73	-	-	-	-	-	-	-	-	-	411.63
Retiro Baixo	Furnas (49%)	22.48	21.28	20.34	19.56	18.68	17.84	17.03	-	-	-	-	-	-	-	-	-	137.22
Goiás Transmissão	Furnas (49%)	18.50	17.30	16.50	15.65	14.82	14.00	13.18	-	9.90	13.58	13.12	12.61	10.84	10.46	10.10	-	190.55
MGE Transmissão	Furnas (49%)	15.73	14.33	13.64	12.93	12.23	11.53	10.83	-	-	-	-	-	-	-	-	-	91.22
Transenergia São Paulo	Furnas (49%)	7.63	7.24	6.93	6.60	6.28	5.95	5.62	-	-	-	-	-	-	-	-	-	46.25
Transenergia Renovável	Furnas (49%)	20.84	19.46	18.21	16.85	15.90	14.95	14.01	-	-	-	-	-	-	-	-	-	120.22
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	27.17	27.17	27.17	27.17	27.17	27.17	-	-	163.03
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-	-	25.63	25.63	25.63	25.63	25.63	25.63	-	-	153.77
Mata de Santa Genebra S.A.	Furnas (49,9%)	-	68.34	137.41	138.23	139.22	140.22	141.36	-	-	-	-	-	-	-	-	-	764.79
Companhia Transirapé de Transmissão S.A.	Holding (24,5%)	213.00	485.00	485.00	485.00	485.00	485.00	1,131.00	-	1,358.0	7,618.0	14,050.0	12,980.0	10,063.0	2,803.0	2,689.0	-	55,330.00
Companhia Transleste de Transmissão S.A.	Holding (24,5%)	-	-	-	-	-	-	-	-	4,393.0	16,042.0	17,805.0	17,567.0	13,971.0	3,238.0	3,767.0	-	76,783.00
Companhia Transudeste de Transmissão S.A.	Holding (25%)	-	-	-	-	-	-	-	-	3,069.0	12,173.0	12,173.0	12,173.0	9,130.0	-	-	-	48,718.00
São Manoel	Furnas (33,33%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paranaíba Transmissora de Energia S.A.	Furnas (24,5%)	72.90	73.62	74.65	75.16	75.69	76.23	76.80	-	12.69	12.87	15.65	15.01	15.75	20.92	26.09	-	644.04
Caldas Novas Transmissão S.A.	Furnas (49%)	2.10	2.00	1.91	1.83	1.74	1.53	1.06	-	-	-	-	-	-	-	-	-	12.17
Luziânia Transmissora de Energia S.A.	Holding (49%)	-	-	-	-	-	-	-	-	5.32	5.64	5.21	5.02	4.83	2.68	2.56	-	31.26
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Uirapuru Transmissora de Energia S.A.	Holding (75%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	10.08	40.32	40.32	40.32	40.32	40.32	40.32	167.98	6.04	12.09	12.09	12.09	12.09	12.09	12.09	72.53	571.08
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	6.51	20.67	20.67	20.67	20.67	20.67	20.67	62.99	-	2.28	4.79	6.76	8.45	9.02	10.14	70.33	305.30
Santa Vitória do Palmar Holding S.A. (4)	Holding (78%)	9.23	31.31	31.31	31.31	31.31	31.31	31.31	203.53	4.64	15.72	15.72	15.72	15.72	15.72	15.72	102.19	601.79
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Livramento Holding S.A.	Eletrosul (59%)	1.01	3.47	3.68	3.68	3.68	3.68	3.68	17.17	-	-	-	-	-	-	-	-	40.04
Chuí Holding S.A. (4)	Holding (78%)	7.34	24.73	24.73	24.73	24.73	24.73	24.73	173.11	-	-	-	-	-	-	-	-	328.82
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Fronteira Oeste Transmissora de Energia **	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chuí IX (5)	Holding (99,99%)	4.94	4.74	4.53	4.33	4.13	3.92	3.72	21.37	2.17	2.08	1.99	1.90	1.81	1.72	1.63	9.36	74.32
Hermenegildo I (5)	Holding (99,99%)	17.16	16.45	15.74	15.03	14.32	13.61	12.90	74.19	7.52	7.21	6.90	6.59	6.28	5.97	5.65	32.51	258.01
Hermenegildo II (5)	Holding (99,99%)	17.16	16.45	15.74	15.03	14.32	13.62	12.91	74.20	7.52	7.21	6.90	6.59	6.28	5.97	5.66	32.52	258.07
Hermenegildo III (5)	Holding (99,99%)	14.62	14.02	13.41	12.81	12.20	11.60	11.00	63.22	6.41	6.14	5.88	5.61	5.35	5.08	4.82	27.71	219.86
Empresa de Transmissão do Alto Uruguai S.A.	Holding (51%)																	-
Paraíso Transmissora de Energia S.A. **	Eletrosul (24,5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Etau	Holding (27,42%)	4,470.00	1,110.00	4,440.00	2,394.00	-	-	-	-	-	10,225.5	-	-	-	-	-	-	22,639.49
(1) Balance to be paid after 2017: R$ 6.00 million.
(2) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.
(3) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.

(4) There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A. On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

(5) On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.
(*) Balance to be paid after 2017: R$ 6.166,94 millions.
(**) No loans and financing on the reference date 09.30.2018.

DFR - Investor Relations Superintendence Marketletter - Annex III - 3Q18 Financial Information of the Subsidiaries

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) + Foreign Currency (FC)
Eletrobras Companies	Eletrobras (1)								Other Creditors (2)								Total (1+2)
	2018	2019	2020	2021	2022	2023	2024	After 2024	2018	2019	2020	2021	2022	2023	2024	After 2024
Eletronorte	-	175.60	159.79	163.91	168.29	172.94	155.77	721.31	-	370.76	268.20	270.70	273.89	275.08	194.62	842	4,213.22
Chesf	384.59	138.51	42.09	-	-	-	-	-	75.43	315.71	182.30	173.91	128.47	119.84	70.61	224.22	1,855.68
Furnas	170.00	459.00	482.00	505.00	349.00	241.00	120.00	711.00	1,318.00	1,449.00	1,035.00	618.00	582.00	405.00	171.00	646.00	9,261.00
Eletronuclear	183.58	241.10	183.58	183.58	183.58	183.58	109.34	474.00	-	196.95	210.58	223.32	233.49	248.89	266.95	5,445.00	8,567.50
Eletrosul (1)	26.74	55.38	56.77	56.77	58.34	59.92	59.92	499.15	65.55	288.06	341.78	403.55	119.79	91.29	63.51	183.36	2,429.88
CGTEE	1,072.15	336.73	336.71	294.35	258.01	240.16	233.83	464.82	-	-	-	-	-	-	-	-	3,236.77
Amazonas GT (2)	1,115.90	58.10	232.40	231.90	184.50	160.60	134.40	22.90	-	-	-	-	-	-	-	-	2,140.70
Itaipu Binacional	-	154.00	641.42	684.78	99.60	24.86	-	-	-	261.56	1,089.54	1,163.35	1,239.54	448.15	-	-	5,806.80
ED Acre (2)	-	117.83	63.79	50.12	37.11	27.62	16.89	-	-	-	-	-	-	-	-	-	313.36
ED Alagoas	463.00	319.00	334.00	284.00	253.00	144.00	20.00	28.00	2.00	1.00	104.00	104.00	103.00	-	-	-	2,159.00
ED Amazonas Energia	268.30	880.30	807.10	807.10	165.70	165.70	4.90	2.70	-	313.60	236.50	236.50	-	-	-	-	3,888.40
ED Piauí (2)	402.04	567.19	300.79	298.61	137.02	107.25	72.59	51.50	41.41	121.15	159.48	159.48	5.19	5.19	5.19	8.65	2,442.73
ED Rondônia	95.69	244.95	287.43	245.11	170.79	86.48	57.48	27.92	-	40.30	96.72	96.72	56.42	-	-	-	1,505.99
ED Roraima (2)	-	-	-	-	-	-	-	-	72.79	97.45	110.00	108.08	59.19	25.89	2.74	10.04	486.18
(1) It includes FIDC.
(2) It includes promissory notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: march 13, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.